FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐             No   ☒

Banco Santander, S.A.

Item
1	Financial report for 1st half of 2012.

2	Key consolidated data of the 1st half of 2012.

3	Web presentation of 1st half of 2012 results.

Financial report

Financial report 2012

January February March April May June July August September October November December

Santander

www.santander.com

3

Gross income
EUR Million

+5.3% H1'12 - H1'11

20,242
21,403
22,544
H1'10
H1'11
H1'12

Pre-provision profit (net operating income)
EUR Million

+5.5% H1'12 - H1'11

11,552
11,846
H1'10
H1'11
H1'12

Attributable profit
EUR Million

-51.3% H1'12 - H1'11

(1) Before the real estate provisions net of capital gains: EUR 3,008 million; -14.1%

Earnings per share
Euros

-54.8% H1'12 - H1'11

(1) Before the real estate provisions net of capital gains: EUR 0.32; -20.2%

Efficiency ratio
%

-0.2 p.p. H1'12 - H1'11

42.9
44.7
44.5
H1'10
H1'11
H1'12

Core capital
%

+0.9 p.p. Jun'12 - Jun'11

8.61
9.20
10.10
Jun'10
Jun'11
Jun'12

4	JANUARY – JUNE / FINANCIAL REPORT 2012

KEY CONSOLIDATED DATA

Balance sheet (EUR Million)	H1’12	H1’11	Amount	(%)	2011
Total assets	1,292,677	1,231,908	60,770	4.9	1,251,525
Net customer loans	766,224	723,969	42,254	5.8	750,100
Customer deposits	644,009	624,414	19,595	3.1	632,533
Customer funds under management	1,000,165	995,741	4,424	0.4	984,353
Shareholders’ equity	80,650	77,697	2,954	3.8	80,400
Total managed funds	1,417,861	1,374,028	43,833	3.2	1,382,980

Income statement (EUR Million)	H1’12	H1’11	Amount	(%)	2011
Net interest income	15,499	14,299	1,199	8.4	29,110
Gross income	22,544	21,403	1,141	5.3	42,754
Pre-provision profit (net operating income)	12,503	11,846	657	5.5	23,195
Profit from continuing operations	3,472	3,940	(467)	(11.9)	7,812
Attributable profit to the Group	1,704	3,501	(1,797)	(51.3)	5,351

EPS, profitability and efficiency (%)	H1’12	H1’11	Amount	(%)	2011
EPS (euro)	0.18	0.40	(0.22)	(54.8)	0.60
Diluted EPS (euro)	0.18	0.39	(0.21)	(54.8)	0.60
ROE	4.33	9.39			7.14
ROTE	6.38	14.07			10.81
ROA	0.34	0.65			0.50
RoRWA	0.76	1.35			1.06
Efficiency ratio (with amortisations)	44.5	44.7			45.7

BIS II ratios and NPL ratios (%)	H1’12	H1’11			2011
Core capital	10.10	9.20			10.02
Tier I	11.01	10.43			11.01
BIS II ratio	13.50	13.10			13.56
NPL ratio	4.11	3.78			3.89
NPL coverage	65	69			61

Market capitalisation and shares	H1’12	H1’11	Amount	(%)	2011
Shares (1) (millions at period-end)	9,435	8,440	995	11.8	8,909
Share price (euros)	5.221	7.963	(2.742)	(34.4)	5.870
Market capitalisation (EUR million)	49,261	67,210	(17,949)	(26.7)	52,296
Book value (euro)	8.18	8.73			8.59
Price / Book value (X)	0.64	0.91			0.68
P/E ratio (X)	14.61	10.08			9.75

Other data	H1’12	H1’11	Amount	(%)	2011
Number of shareholders	3,275,132	3,223,047	52,085	1.6	3,293,537
Number of employees	187,251	187,133	118	0.1	189,766
Continental Europe	57,837	59,197	(1,360)	(2.3)	58,864
o/w: Spain	31,610	32,042	(432)	(1.3)	31,889
United Kingdom	26,993	26,802	191	0.7	27,505
Latin America	90,622	89,885	737	0.8	91,913
USA	9,363	9,000	363	4.0	9,187
Corporate Activities	2,436	2,249	187	8.3	2,297
Number of branches	14,569	14,679	(110)	(0.7)	14,756
Continental Europe	6,540	6,643	(103)	(1.6)	6,608
o/w: Spain	4,755	4,785	(30)	(0.6)	4,781
United Kingdom	1,315	1,405	(90)	(6.4)	1,379
Latin America	5,991	5,908	83	1.4	6,046
USA	723	723	—	—	723

Information on recurring profit	H1’12	H1’11	Amount	(%)	2011
Attributable profit to the Group	3,008	3,501	(493)	(14.1)	7,021
EPS (euro)	0.32	0.40	(0.08)	(20.2)	0.79
Diluted EPS (euro)	0.31	0.39	(0.08)	(20.2)	0.78
ROE	7.64	9.39			9.37
ROTE	11.26	14.07			14.18
ROA	0.54	0.65			0.63
RoRWA	1.21	1.35			1.35
P/E ratio (X)	8.28	10.08			7.43

Note: The financial information in this report was approved by the Board of Directors at its meeting on July, 24 2012, following a favourable report from the Audit and Compliance Committee on July, 18 2012.

(1)	In December 2011, includes shares issued to cover the exchange of preferred shares of December 2011.

FINANCIAL REPORT 2012 / JANUARY – JUNE	5

HIGHLIGHTS OF THE PERIOD

Income statement: (pages 11-14)

•	The recurring profit for the first half was EUR 3,008 million, 14.1% less than in the same period of 2011:

•	Basic revenues increased 6.2%, mainly due to net interest income (+8.4%).

•	Expenses rose 5.1% year-on-year, improving the trend over the second half of 2011 (revenues: +5.6%, expenses: +0.4%).

•

Pre-provision profit remained strong at EUR 12,503 million, 5.5% more than the first half of 2011 and 10.2% above the second half. The Group once again proved its capacity to generate strong recurring results in the current environment.

•	Higher loan-loss provisions because of more specific ones and the release in the first half of 2011 of EUR 360 million of generic provisions, which was not repeated in 2012.

•

The Group also further strengthened the balance sheet, assigning in the second quarter EUR 2,780 million (EUR 1,923 million net of taxes) to provisions for real estate in Spain (EUR 619 million from capital gains and EUR 1,304 million from ordinary profit).

•	Attributable profit for the quarter was EUR 100 million and EUR 1,704 million in the first half, 51.3% less than in the same period of 2011.

Strong balance sheet: (pages 15-24)

•

Core capital ratio of 10.1% under BIS II criteria at the end of June. This ratio, in accordance with the requirements established by the European Banking Authority (EBA), is higher than the minimum set for June of 9%.

•

The liquidity ratio (loans-to-deposits) was 117%, unchanged since the end of 2011. The preference for deposits has been maintained this year. Of note was the growth in Spain and a conservative policy of issues, taking advantage of market opportunities and the Group’s diversification.

•	The Group’s non-performing loan and coverage ratios were 4.11% and 65%, respectively, at the end of June. The NPL ratio in Spain was 5.98% and coverage 53%.

•	After the increase in provisions made in the quarter, the coverage ratio for problematic real estate assets was 46%, having already met 70% of the requirements of Royal Decrees 2/2012 and 18/2012.

•	Very active management of the exposure with a real estate purpose in Spain, which declined by EUR 3,732 million in the first half (loans: -EUR 3,568 million; foreclosures: -EUR 164 million).

The Santander share: (more detail on page 25)

•	The Santander share stood at EUR 5.221 on June 30, 9.5% lower than at the end of March (-34.4% y-o-y).

•

The board, at its meeting on June 18, agreed to apply the Santander Dividendo Elección programme (scrip dividend scheme) to the dates at which the first, second and third interim dividends are normally paid. It also agreed to submit to the AGM scheduled for March 2013 the application of the scheme at the date when the final dividend is normally paid.

•	The remuneration per share for each of these four dividends will be around EUR 0.15, which would bring the total payment charged to 2012’s earnings to EUR 0.60 per share.

•	Following this programme, the Santander Dividendo Elección was applied to the first dividend to be charged to 2012 earnings, to be paid in August.

6	JANUARY – JUNE / FINANCIAL REPORT 2012

HIGHLIGHTS OF THE PERIOD

Rating Agencies: (more detail on page 20)

•

The rating agencies, since last autumn, have downgraded the Kingdom of Spain. This means that while recognising the Group’s financial strength and diversification, their methodology prevents the Group’s rating from being more than one notch above that of Spain’s sovereign debt.

•	Santander is the only bank in Spain whose rating by the three main agencies is higher than that of sovereign debt (Standard & Poor’s: A-; Fitch; BBB+; Moody’s: Baa2).

Business areas: (more detail on pages 26-57)

•

Continental Europe: attributable profit of EUR 1,211 million, 23.3% lower year-on-year because of the retail units in Spain, which in the first half of 2011 released EUR 408 million of generic provisions, and Portugal. Gross income was higher than the second half of 2011, operating expenses lower and provisions stable. Attributable profit increased 70.9%.

•

United Kingdom: attributable profit of £466 million, 40.8% more than in the first half of 2011 when the charge was recorded for payment protection insurance (PPI). Gross income was affected by the higher cost of funding and the impact of low interest rates on spreads, costs remained stable (lower in real terms) and provisions increased year-on-year and were the same over the first quarter.

•

Latin America: attributable profit of EUR 2,240 million. In local currency, gross income was higher (+13.7%) and net operating income up 17.6%, but this did not feed through to profits (-6.4%) because of higher provisions, taxes and the perimeter effect (excluding the latter: +1.1%).

•

United States: attributable profit of $591 million, 18.5% less than in the first half of 2011 because of the perimeter impact on Santander Consumer USA. Sovereign Bank, which was not affected by the perimeter, posted attributable profit 0.9% higher year-on-year due to revenue stability and lower provisions.

Significant event: (more detail on page 58)

•

In 2012, for the third time in the last seven years, the magazine Euromoney chose Banco Santander as the Best Bank in the World. The magazine highlighted the bank’s capacity to generate recurring profits, its geographic diversification, the model of subsidiaries autonomous in capital and liquidity, leadership among international banks in efficiency and capacity of execution and balance sheet strength. Santander also obtained the prizes for Best Bank in the UK, Poland (Bank Zachodni WBK), Portugal, Mexico and Argentina.

•	The sale of the stake in Banco Santander Colombia and in other subsidiaries in the country materialised in the second quarter and generated EUR 619 million of capital gains net of taxes.

•

An agreement was signed with Abbey Life Insurance, a subsidiary of Deutsche Bank, in July to reinsure all the individual life risk portfolio of the insurers in Spain and Portugal. This operation will produce estimated extraordinary results of EUR 490 million gross.

FINANCIAL REPORT 2012 / JANUARY – JUNE	7

General background

Grupo Santander conducted its business in the first half of 2012 in a global environment still marked by considerable uncertainty over the worsening euro zone crisis. The elections in Greece and France and the extension of the crisis to Spain (which formally requested EU aid for banks in need of recapitalisation) led to a tightening of financial conditions, further falls in stock markets and a deterioration of confidence.

The agreements adopted by the European Council in June (direct assistance to banks without gaining seniority over other debts; purchase of debt by emergency funds; a single banking supervisor) pointed to greater European banking integration.

In the US, the economy grew 1.9% annualised in the first quarter, backed by consumption and property investment. The latest indicators anticipate a slight slowdown. With inflation under control at 2%, the Fed maintained its unorthodox monetary policy of supporting growth and firewalls against European tensions. Operation Twist was increased.

Latin America continued a pace of growth in line with that at the end of 2011, despite reduced exports, the lower price of raw materials and greater international financial instability.

Brazil’s GDP rose 0.7% year-on-year in the first quarter, a lower pace because of the decline in investment and exports, although domestic consumption was strong. Reduced growth and downward inflation (4.9% in June) enabled the central bank to continue to cut the Selic rate (to 8.0% from 11% at the end of 2011). In this context, the real depreciated to BRL 2.05/$1 at the end of June.

Mexico grew at a faster pace in the first quarter (4.6% y-o-y), fuelled by consumption of services, investment and the external sector. Strong consumer lending and a low unemployment rate (4.8% in May) are the solid pillars of domestic demand. In this scenario and with inflation under control, despite the rise in June (4.3%), the Bank of Mexico held its key rate (4.5%), while the peso reflected in the second quarter the growing international risks and depreciated to MXN 13.40/1$. The PRI’s candidate won July’s presidential election.

Chile’s growth accelerated in the first quarter to 5.6% year-on-year, spurred by private consumption (thanks to a very low unemployment rate) and investment, coupled with the external sector’s positive contribution. The decline in inflation in the second quarter (2.7% in June) and the deterioration of the global scenario made the central bank hold its key rate at 5%. The peso depreciated to CLP 501/$1 at the end of June.

The euro zone economy was stable in the first quarter after the 0.3% fall in the fourth quarter over the third quarter. This stability was due to slightly positive private consumption and a higher contribution from the external sector, both benefiting from Germany.

With lower inflation (2.4% in May) and after a second auction of three-year liquidity, the European Central Bank cut its repo rate to a historic low of 0.75% after considering risks to growth that materialised. The euro, reflecting the euro zone’s difficulties, depreciated to $1.26/EUR 1.

The economic performance varied. The German economy grew 0.5% in the first quarter, with good domestic demand and external sector. France and Portugal, on the other hand, remained stable and Italy’s GDP fell 0.8%.

In Spain the GDP estimated for the second quarter (-0.4%) offered a similar drop than that of the first quarter (-0.3%). A more negative contribution of domestic demand due to weak consumption and investment only partly offset by exports, explained this trend. Inflation remained low (1.9% in June) and below that of the euro zone.

In this environment, the government approved further austerity measures, higher provisions for property loans and a top-down assessment of the banking system by two external and independent consultancies. Based on the results of this assessment report, those entities with capital shortfalls will be recapitalised, either privately or with state funds. For the latter case, the European Union granted a EUR 100 billion loan with certain conditions.

The UK, the estimated official GDP for the second quarter accelerated its declined ( -0.7% vs -0.3% in the first quarter). With inflation falling (2.4% in June), the Bank of England held its base rate at 0.5% and increased the objective for acquiring bonds by £50,000 million (to £375,000 million), after meeting the previous target. The worsening environment is also leading to new support measures (joint Bank of England and Treasury programme to ease lending conditions). Sterling appreciated against the euro to EUR 1.24/£.

Poland expanded 3.5% year-on-year in the first quarter and inflation rose to 4.3% in June. The central bank lifted its key rate to 4.75% (+25 b.p.) in a preventative move. The zloty depreciated against the euro to PLN 4.25/EUR 1.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	H1’12	H1’11	30.06.12	31.12.11	30.06.11
US$	1.2959	1.4022	1.2590	1.2939	1.4453
Pound	0.8223	0.8679	0.8068	0.8353	0.9026
Brazilian real	2.4088	2.2872	2.5788	2.4159	2.2601
New Mexican peso	17.1777	16.6817	16.8755	18.0512	16.9765
Chilean peso	638.4396	667.0468	631.0738	671.3400	677.4844
Argentine peso	5.6882	5.6834	5.5988	5.5686	5.9315
Polish zloty	4.2429	3.9521	4.2488	4.4580	3.9903

8	JANUARY – JUNE / FINANCIAL REPORT 2012

Provisioning and recapitalizing the Spanish banking sector

Spain continued during the first half of 2012 to deepen the provisioning and recapitalization of its banking sector in an ongoing restructuring since 2009. This process is part of the measures adopted to reduce tensions in financial markets stemming from the intensification of the sovereign debt crisis and doubts on the health of the Spanish banking system.

Three main steps have been taken to strengthen the credibility of and confidence in the Spanish banking system.

1.	The requirement for more provisions for loans to the construction and real estate sectors, differentiated by the type of asset and situation, including those up to date with payments (RDL 2/February 2012 and RDL 18/May 2012).

2.	Expert and independent assesment of banks’ balance sheets between May and September 2012, as later set out.

3.	Request for financial assistance of up to EUR 100 billion from European institutions to recapitalize those banks which require it, as per the Eurogroup agreement.

1.	Requirement for additional provisions for the real estate sector.

As regards the first point, the extra provisions and capital emanating from the two Royal Decrees amount to EUR 84,000 million to cover possible losses from real estate loans in the coming years.

These requirements, which must be covered by the end of 2012, will raise the average coverage of loans to the real estate sector from 18% at the end of 2011 to 45%. The higher levels of coverage will be applied to those assets with a reduced capacity to be sold. Developments underway and land, both foreclosed and in doubtful situation, will increase their coverage levels from 65% to 80%, respectively.

Also of note is that part of the real estate portfolio up to date with payments (40% of the total exposure), which after implementing May’s Royal Decree, will increase its average coverage level to 30%.

2.	Expert and independent assessment of the balance sheets of the Spanish banking system

The second measure is an exercise of maximum transparency, which amplifies the analysis of the real estate exposure by incorporating the total credit portfolio to the resident private sector, both loans to homes (including mortgages) as well as to SMEs and the rest of non-financial companies.

This assessment is being carried out on the 14 largest banks (90% of the sector) in three phases.

•

First phase, a top-down analysis by the consultancies Oliver Wyman and Roland Berger to assess the sector’s resistance as a whole in two scenarios in 2012-2014 and determine the system’s global capitalization needs.

This analysis was conducted under an advisory panel made up of representatives of the European Central Bank, the IMF, the European Commission and the European Banking Authority, among others, and used two scenarios. The baseline scenario, similar to that of the IMF’s Financial Sector Assessment Programme (FSAP) but for a longer period (three years as against two) and requiring a higher core Tier 1 ratio (9% compared to 7%). An adverse scenario, more severe than that of the FSAP and any stress test conducted in Europe or the US and in relation to Spain’s economic evolution in the past 30 years. This scenario requires a core Tier 1 ratio of 6%.

The results of both consultancies were presented in June 21 and estimated the capital needs for the whole of the sector under the baseline scenario at between EUR 16,000 million and EUR 26,000 million and under the adverse scenario at between EUR 51,000 and EUR 62,000 million, well below the maximum financial assistance approved by the Eurogroup.

	Oliver Wyman		Roland Berger
EUR Billion	Base	Adverse	Base	Adverse
Total stress losses*	170-190	250-270	119.1	169.8
Required capital	16-25	51-62	25.6	51.8

*	The analysis of Roland Berger, unlike that of Oliver Wyman, takes into account the previously established provisions.

In the case of Grupo Santander in Spain, implementing the requirements set in both Royal Decrees amounts to EUR 8,800 million of provisions and capital.

As of June 2012, the provisions made by the Group (including capital buffer) already accounted for over 70% of the requirements of the Royal Decrees.

In the case of Santander, the global results of the stress tests of the international consultancies indicate that it would be able to absorb the impact of the adverse scenario without needing capital, and thus, state aid.

These results confirm the conclusions of the IMF in its FSAP programme, which also pointed out the Group’s high capacity to absorb new provisions, which the already high capital levels.

FINANCIAL REPORT 2012 / JANUARY – JUNE	9

•

Second phase, a bottom-up analysis (conducted by the four largest international auditors). This exercise consists of a detailed analysis of banks’ credit portfolios, which will assess their systems for classifying, provisioning and measuring risks. It is due to be completed by July 31.

•

Third phase, the auditors’ results will be used to construct a wider exercise, which, on the basis of the specific figures of each bank and applying a stress test, will calculate individual recapitalization needs.

This is due to be completed in September. On the basis of the capital shortfalls indentified, entities will be classified in four groups, as described later on. Different timelines will be established to conduct the recapitalization plans. Such plans must be approved by the Bank of Spain and the European Commission.

3.	Request for financial assistance from European institutions

The third action – European financial assistance – takes as the starting point the global capital needs estimated for the whole sector in the June exercise. The loan was formally requested on June 25 and granted on July 20. Its basic conditions are:

•

Financial: credit line to the FROB of up to EUR 100,000 million with the guarantee of the Spanish state; average maturity of 12.5 years, in better conditions than the market and without seniority status over other debts.

•	Conditionality for the financial sector:

•	Individual for banks that require recapitalization with public funds: restructuring plan needed within the state’s rules of scope and aid; segregating problematic assets.
•	“Horizontal” for the whole sector: core capital of 9% at the end of 2012, in accordance with the EBA, and tracking of the evolution of balance sheets, particularly liquidity and deposits.

According to the memorandum of understanding (MoU), which sets out the financial assistance, Spanish banks will be classified in four categories on the basis of the results of the stress test and its recapitalization plans:

•	Group 0 consisting of those banks for which no capital shortfall is identified and no further action is required.

•	Group 1 has been pre-defined as banks already owned by the Fund for Orderly Bank Restructuring (FROB): BFA/Bankia, Catalunya Caixa, NCG Banco and Banco de Valencia.

•	Group 2 consisting of banks with capital shortfalls indentified by the stress test and unable to meet those shortfalls privately without having recourse to state aid.

•

Group 3 consisting of banks with capital shortfalls identified by the stress test with credible recapitalization plans and able to meet those capital shortfalls privately without recourse to state aid.

Santander would be placed in Group 0 of the categories established by the MoU, as underscored in the stress-tests and in declarations of the authorities and regulators.

10	JANUARY – JUNE / FINANCIAL REPORT 2012

CONSOLIDATED FINANCIAL REPORT

Grupo Santander Results

The recurring profit for the first half of 2012 was EUR 3,008 million, 14.1% less year-on-year.

•	Basic revenues increased 6.2%, mainly due to net interest income (+8.4%).

•	Operating expenses were 5.1% higher year-on-year. Better trend over the second half of 2011.

•	Pre-provision profit was EUR 12,503 million, 5.5% more than in the first half of 2011 and 10.2% above the second half.

•	Loan-loss provisions rose because of larger specific provisions and the release in the first half of 2011 of generic ones).

Furthermore, the balance sheet was strengthened. The Group assigned EUR 2,780 million (EUR 1,923 million net of taxes) to provisions for real estate in Spain, EUR 619 million of which came from capital gains and EUR 1,304 million from ordinary profits.

Attributable profit in the second quarter of 2012 of EUR 100 million, and of EUR 1,704 million in the first half, 51.3% lower than in the same period of 2011.

The Group posted an attributable profit of EUR 1,704 million in the first half of 2012, 51.3% lower than in the same period of 2011.

This was due to several factors that affected the year-on-year comparison:

•	The main one was the provisions for real estate risk in Spain in the second quarter amounting to EUR 1,923 million net, of which EUR 619 million came from the capital gains from the sale of the

Income statement

EUR Million

	H1’12	H1’11	Variation Amount	(%)
Net interest income	15,499	14,299	1,199	8.4
Dividends	277	234	43	18.6
Income from equity-accounted method	256	430	(174)	(40.5)
Net fees	5,190	5,185	5	0.1
Gains (losses) on financial transactions	1,473	1,385	87	6.3
Other operating income/expenses	(150)	(130)	(20)	15.2
Gross income	22,544	21,403	1,141	5.3
Operating expenses	(10,041)	(9,557)	(484)	5.1
General administrative expenses	(9,002)	(8,529)	(473)	5.5
Personnel	(5,229)	(4,986)	(243)	4.9
Other general administrative expenses	(3,773)	(3,543)	(230)	6.5
Depreciation and amortisation	(1,039)	(1,027)	(12)	1.1
Net operating income	12,503	11,846	657	5.5
Net loan-loss provisions	(6,540)	(4,612)	(1,928)	41.8
Impairment losses on other assets	(180)	(100)	(80)	80.0
Other income	(944)	(1,923)	979	(50.9)
Ordinary profit before taxes	4,839	5,211	(372)	(7.1)
Tax on profit	(1,367)	(1,272)	(96)	7.5
Ordinary profit from continuing operations	3,472	3,940	(467)	(11.9)
Net profit from discontinued operations	(3)	(6)	3	(46.6)
Ordinary consolidated profit	3,469	3,934	(465)	(11.8)
Minority interests	461	433	29	6.6
Ordinary attributable profit to the Group	3,008	3,501	(493)	(14.1)
Extraordinary net capital gains and provisions	(1,304)	—	(1,304)	—
Attributable profit to the Group	1,704	3,501	(1,797)	(51.3)

EPS (euros)	0.18	0.40	(0.22)	(54.8)
Diluted EPS (euros)	0.18	0.39	(0.21)	(54.8)

Pro memoria:
Average total assets	1,286,256	1,215,161	71,095	5.9
Average shareholders’ equity	78,764	74,558	4,205	5.6

FINANCIAL REPORT 2012 / JANUARY – JUNE	11

CONSOLIDATED FINANCIAL REPORT

Quarterly

EUR Million

	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12	Q2’12
Net interest income	7,075	7,225	7,275	7,536	7,821	7,678
Dividends	40	193	60	101	61	216
Income from equity-accounted method	225	204	169	176	136	120
Net fees	2,518	2,667	2,636	2,387	2,622	2,568
Gains (losses) on financial transactions	664	722	639	474	797	675
Other operating income/expenses	(40)	(90)	(57)	(45)	(83)	(67)
Gross income	10,482	10,921	10,722	10,629	11,354	11,190
Operating expenses	(4,731)	(4,826)	(4,909)	(5,093)	(5,074)	(4,967)
General administrative expenses	(4,227)	(4,303)	(4,376)	(4,563)	(4,549)	(4,454)
Personnel	(2,474)	(2,511)	(2,569)	(2,601)	(2,637)	(2,592)
Other general administrative expenses	(1,752)	(1,791)	(1,807)	(1,961)	(1,911)	(1,862)
Depreciation and amortisation	(505)	(523)	(533)	(530)	(525)	(514)
Net operating income	5,750	6,095	5,813	5,536	6,280	6,223
Net loan-loss provisions	(2,065)	(2,546)	(2,711)	(2,577)	(3,127)	(3,413)
Impairment losses on other assets	(48)	(52)	(84)	11	(83)	(97)
Other income	(546)	(1,378)	(357)	(531)	(526)	(418)
Ordinary profit before taxes	3,092	2,119	2,661	2,439	2,545	2,294
Tax on profit	(759)	(512)	(683)	(545)	(716)	(651)
Ordinary profit from continuing operations	2,332	1,607	1,978	1,894	1,829	1,644
Net profit from discontinued operations	(6)	(0)	(15)	(3)	1	(4)
Ordinary consolidated profit	2,327	1,607	1,963	1,890	1,829	1,640
Minority interests	218	214	161	173	226	236
Ordinary attributable profit to the Group	2,108	1,393	1,803	1,717	1,604	1,404
Extraordinary net capital gains and provisions	—	—	—	(1,670)	—	(1,304)
Attributable profit to the Group	2,108	1,393	1,803	47	1,604	100
EPS (euros)	0.24	0.16	0.20	0.00	0.17	0.01
Diluted EPS (euros)	0.24	0.16	0.20	0.00	0.17	0.01

subsidiary in Colombia and EUR 1,304 million from the second quarter’s profits.

•	A net negative perimeter effect on attributable profit of 6 p.p. due to the difference between:

•	A positive impact from the consolidation in April 2011 of Bank Zachodni WBK and less so from the business acquired from SEB in Germany since February 2011

•

A negative effect from the sale of the subsidiary in Colombia, the lower contribution of income by the equity accounted method (due to corporate operations made to allow in new partners into Santander Consumer USA) and the partial sale of insurance business in Latin America, which reduced the Group’s stake in both cases) and the increase in minority interests after the placement of part of the capital of the subsidiaries in Chile and Brazil.

•	The greater impact of taxes.

•

The impact of exchange rates on various currencies against the euro was virtually zero (less than one negative percentage point) in comparisons of revenues and costs year-on-year. The impact on the UK and the US was 5 and 8 p.p. positive, respectively, and 4 p.p. negative on Latin America (-6 p.p. on Brazil and +2 p.p. on the rest of Latin America).

All these effects absorbed the good evolution of profit before provisions, which again surpassed EUR 6,000 million in the quarter (EUR 6,223 million) and was EUR 12,503 million for the first half (+5.5% y-o.y).

12	JANUARY – JUNE / FINANCIAL REPORT 2012

CONSOLIDATED FINANCIAL REPORT

Net fees

EUR Million

	H1’12	H1’11	Variation Amount	(%)
Fees from services	3,023	2,942	81	2.7
Mutual & pension funds	590	623	(33)	(5.2)
Securities and custody	354	338	16	4.8
Insurance	1,223	1,282	(59)	(4.6)
Net fee income	5,190	5,185	5	0.1

The performance of the income statement and comparisons between the first half of 2012 and the same period of 2011 is as follows:

Gross income was EUR 22,544 million, 5.3% higher year-on-year (+5.9% excluding the perimeter and exchange rate impacts).

•	Net interest income rose 8.4% to EUR 15,499 million. This was due to the net impact of several factors.

•	There was a positive effect from the moderate increase in volumes and the improvement in the spreads on loans for the whole Group (from 3.65% to 3.93%).

•	The spread on deposits was 0.18% in the first half of 2012 compared to 0.29% in the same period of 2011.

•	Negative effect from the higher cost of funding and lower interest rates on the spreads of products in some countries, such as the UK.

•

Net fee income was flat (+0.1%), with a varied performance. That from services increased 2.7%, with almost all items doing well, and from securities 4.8%, while from mutual funds the decline was 5.3%, affected by the greater shift into deposits, and from insurance 4.6%.

•

Gains on financial transactions increased 6.3% year-on-year. The decline in those from businesses (GBM Europe and Latin America) was offset in Corporate Activities, which in 2011 recorded losses of EUR 74 million in the first quarter of 2011, due to the negative impact of exchange rate differences on dividends and the valuation of portfolios.

•

Income by the equity accounted method was 40.5% lower at EUR 256 million (EUR 430 million a year earlier), largely due to the perimeter impact from the Group’s reduced stake in Santander Consumer USA and insurance business in Latin America, which make up most of this concept.

•

Lastly, other operating income, including the contribution to the deposit guarantee funds, were EUR 150 million negative (EUR 130 million also negative in the same period of 2011), partly due to the higher contribution to those funds, mainly in Spain.

Operating expenses rose 5.1% year-on-year and 4.1% excluding the perimeter and exchange rate effects. The year-on-year performance varied throughout the Group.

In Europe, both the large retail units as well as the UK followed the trend begun in 2011 and registered negative growth in real terms. Of note was the 4.1% fall in Portugal.

Operating expenses

EUR Million

	H1’12	H1’11	Variation Amount	(%)
Personnel expenses	5,229	4,986	243	4.9
General expenses	3,773	3,543	230	6.5
Information technology	483	449	34	7.5
Communications	340	324	17	5.2
Advertising	324	315	9	2.9
Buildings and premises	873	807	66	8.2
Printed and office material	83	81	2	1.9
Taxes (other than profit tax)	197	192	5	2.5
Other expenses	1,474	1,377	98	7.1
Personnel and gen. expenses	9,002	8,529	473	5.5
Depreciation and amortisation	1,039	1,027	12	1.1
Total operating expenses	10,041	9,557	484	5.1

The increase in costs was due to the incorporations in Poland and Germany, Latin America (rise in commercial capacity and revision of the wage agreements in an environment of higher inflation) and the US, which reflects the greater level of investments in technology and business structures.

Compared to the second half of 2011, and excluding the exchange rate effect, gross income was 4.4% higher and costs 0.7% lower

FINANCIAL REPORT 2012 / JANUARY – JUNE	13

CONSOLIDATED FINANCIAL REPORT

Net loan-loss provisions

EUR Million

	H1’12	H1’11	Variation Amount	(%)
Non performing loans	7,157	5,251	1,906	36.3
Country-risk	7	4	4	88.7
Recovery of written-off assets	(625)	(644)	19	(2.9)
Total	6,540	4,612	1,928	41.8

As a result, net operating income (pre-provision profit) was EUR 12,503 million in the first half, 5.5% more year-on-year and 10.2% above that of the second half. This performance underscored once again, in a difficult environment such as today’s, the Group’s capacity to continue to generate recurring revenues and absorb the higher provisions required by the phase of the cycle.

Provisions for loan losses were EUR 6,540 million (+41.8% y-o-y). This was due to higher specific provisions because of the double-digit growth in lending in emerging countries, combined with the rise in NPLs in some countries and the moment of the cycle which is still very demanding in provisions in some units in developed countries. Moreover, EUR 360 million of generic provisions were released in the first half of 2011 compared to a provision of EUR 172 million in the same period of 2012.

Net operating income after provisions was EUR 5,963 million, 17.6% lower year-on-year.

Other asset impairment losses and other results were EUR 1,123 million negative, compared to EUR 2,023 million also negative in the first half of 2011, of which EUR 842 million corresponded to the charge to cover eventual claims related to payment protection insurance (PPI) in the UK.

Recurring profit before tax was 7.1% lower year-on-year at EUR 4,839 million.

The impact of higher taxes and minority interests made recurring attributable profit 14.1% lower year-on-year at EUR 3,008 million (-8.5% excluding the exchange rate and perimeter effects).

After taking into account the net impact of capital gains and provisions, attributable profit was EUR 1,704 million, 51.3% less than in the first half of 2011.

Earnings per share in the first half were EUR 0.18, 54.8% less than in the same period of 2011. Recurring earnings per share were EUR 0.32 (-20.2%). Both of them were affected by the capital increases in 2011 and 2012 for the conversion of Valores Santander, the repurchase of preference shares and to meet the dividend payment in shares for those shareholders who chose this option in the scrip dividend scheme.

The Group’s ROE was 4.3% and return on tangible equity (ROTE) (attributable profit/shareholders’ equity less goodwill) was 6.4%. On the basis of recurring profit, ROE was 7.6% and ROTE 11.3%.

14	JANUARY – JUNE / FINANCIAL REPORT 2012

CONSOLIDATED FINANCIAL REPORT

Balance sheet

EUR Million

	30.06.12	30.06.11	Variation Amount	(%)	31.12.11
Assets
Cash on hand and deposits at central banks	86,719	90,003	(3,284)	(3.6)	96,524
Trading portfolio	196,487	164,301	32,186	19.6	172,637
Debt securities	48,477	69,164	(20,687)	(29.9)	52,704
Customer loans	22,688	694	21,994	—	8,056
Equities	4,769	8,316	(3,546)	(42.6)	4,744
Trading derivatives	112,303	68,494	43,808	64.0	102,498
Deposits from credit institutions	8,250	17,633	(9,383)	(53.2)	4,636
Other financial assets at fair value	27,776	30,986	(3,210)	(10.4)	19,563
Customer loans	18,716	8,574	10,142	118.3	11,748
Other (deposits at credit institutions, debt securities and equities)	9,061	22,412	(13,352)	(59.6)	7,815
Available-for-sale financial assets	97,647	90,476	7,171	7.9	86,612
Debt securities	93,111	84,137	8,974	10.7	81,589
Equities	4,536	6,339	(1,803)	(28.4)	5,024
Loans	788,614	764,588	24,026	3.1	779,525
Deposits at credit institutions	57,340	42,593	14,747	34.6	42,389
Customer loans	724,820	714,701	10,118	1.4	730,296
Debt securities	6,454	7,294	(839)	(11.5)	6,840
Investments	4,730	293	4,437	—	4,154
Intangible assets and property and equipment	16,474	17,566	(1,092)	(6.2)	16,840
Goodwill	25,136	26,527	(1,390)	(5.2)	25,089
Other	49,094	47,168	1,926	4.1	50,580
Total assets	1,292,677	1,231,908	60,770	4.9	1,251,525

Liabilities and shareholders’ equity
Trading portfolio	161,487	131,909	29,577	22.4	146,949
Customer deposits	28,765	13,133	15,633	119.0	16,574
Marketable debt securities	94	2,214	(2,120)	(95.8)	77
Trading derivatives	110,958	68,663	42,295	61.6	103,083
Other	21,669	47,900	(26,231)	(54.8)	27,214
Other financial liabilities at fair value	38,757	72,638	(33,881)	(46.6)	44,908
Customer deposits	23,974	39,115	(15,141)	(38.7)	26,982
Marketable debt securities	6,168	8,954	(2,786)	(31.1)	8,185
Due to central banks and credit institutions	8,615	24,570	(15,955)	(64.9)	9,741
Financial liabilities at amortized cost	973,084	898,769	74,314	8.3	935,669
Due to central banks and credit institutions	138,200	87,681	50,519	57.6	116,368
Customer deposits	591,269	572,166	19,103	3.3	588,977
Marketable debt securities	202,303	191,314	10,989	5.7	189,110
Subordinated debt	22,408	25,841	(3,434)	(13.3)	22,992
Other financial liabilities	18,905	21,767	(2,862)	(13.2)	18,221
Insurance liabilities	425	10,775	(10,350)	(96.1)	517
Provisions	14,868	16,040	(1,171)	(7.3)	15,571
Other liability accounts	22,236	22,113	122	0.6	25,052
Total liabilities	1,210,857	1,152,245	58,612	5.1	1,168,666
Shareholders’ equity	80,650	77,697	2,954	3.8	80,895
Capital stock	4,718	4,220	497	11.8	4,455
Reserves	74,229	71,117	3,112	4.4	72,660
Attributable profit to the Group	1,704	3,501	(1,797)	(51.3)	5,351
Less: dividends	—	(1,141)	1,141	(100.0)	(1,570)
Equity adjustments by valuation	(7,013)	(4,165)	(2,849)	68.4	(4,482)
Minority interests	8,184	6,131	2,053	33.5	6,445
Total equity	81,821	79,663	2,158	2.7	82,859
Total liabilities and equity	1,292,677	1,231,908	60,770	4.9	1,251,525

FINANCIAL REPORT 2012 / JANUARY – JUNE	15

CONSOLIDATED FINANCIAL REPORT

Grupo Santander Balance sheeet

Activity continued to reflect the market context:

•	Lower demand for loans in Europe, especially in Spain and Portugal, and double-digit growth in Latin America (+11%).

•	In deposits (with retail commercial paper), growth in Spain and Portugal: +EUR 6,100 million since June 2011.

•	The Group’s loan-to-deposit ratio remained unchanged at 117% and improved in Spain and Portugal.

Core capital ratio (BIS II) of 10.1%, very solid as befits the Group’s business model and risk profile.

The core capital ratio using the criteria of the European Banking Authority is already above the 9% required by June.

Total managed funds at the end of June amounted to EUR 1,417,861 million, of which EUR 1,292,677 million (91%) were on-balance sheet and the rest mutual and pension funds and managed portfolios.

Two factors need to be taken into account in the year-on-year comparisons:

•	A slightly negative perimeter impact from the net effect of the following changes in the Group’s composition:

•	Positive impact from the consolidation of Creditel (Uruguay).

•

Negative impact from the sale of units in Colombia, from Santander Consumer USA, which stopped consolidating by global integration and moved to consolidation by the equity accounted method and from bancassurance business incorporated to the holding in Latin America. Also the impact of changes of the units that consolidated by the proportional method, mainly in Spain, to integration by the equity accounted method.

•

The second effect came from the appreciation/depreciation of various currencies against the euro (end of period rates). On the one hand, appreciation of the dollar (15%), sterling (12%), the Chilean peso (7%), the Argentine peso (6%) and the Mexican peso (1%) and, on the other, the depreciation of the Brazilian real (12%) and the Polish zloty (6%). The net impact is 2 p.p. positive both on loans and on customer funds.

The joint impact of the two factors on changes on customer balances was 2 p.p., positive on lending and 1 p.p. on customer funds.

Lending

The Group’s gross lending amounted to EUR 787,687 million, 6% higher than in June 2011. Eliminating the exchange rate and perimeter effects lending was 4% higher.

The geographic distribution (principal segments) was also very different by markets.

Customer loans

EUR Million

			Variation
	30.06.12	30.06.11	Amount	(%)	31.12.11
Public sector	17,959	12,565	5,394	42.9	12,147
Other residents	188,897	208,493	(19,597)	(9.4)	202,411
Commercial bills	9,081	8,944	137	1.5	9,679
Secured loans	108,305	122,884	(14,579)	(11.9)	117,946
Other loans	71,511	76,665	(5,155)	(6.7)	74,785
Non-resident sector	580,831	522,815	58,016	11.1	554,478
Secured loans	350,186	315,370	34,816	11.0	342,676
Other loans	230,646	207,445	23,201	11.2	211,802
Gross customer loans	787,687	743,874	43,814	5.9	769,036
Loan-loss allowances	21,463	19,904	1,559	7.8	18,936
Net customer loans	766,224	723,969	42,254	5.8	750,100
Pro memoria: Doubtful loans	33,525	29,597	3,928	13.3	31,287
Public sector	133	85	48	57.1	102
Other residents	15,104	12,946	2,158	16.7	14,745
Non-resident sector	18,288	16,566	1,722	10.4	16,439

16	JANUARY – JUNE / FINANCIAL REPORT 2012

CONSOLIDATED FINANCIAL REPORT

In Continental Europe, Spain’s and Portugal’s lending in an environment of low demand for loans in the face of both countries’ economic situation, fell by 4% and 7% year-on-year, respectively, while Santander Consumer Finance’s balances remained stable and Bank Zachodni WBK increased the lending by 13% in local currency.

•	Gross lending in Spain amounted to EUR 216,677 million, with the following structure:

Loans to the public sector stood at EUR 17,959 million, (+43% year-on-year or +EUR 5,394 million), mainly because of the payment plan to suppliers.

Loans to individuals amounted to EUR 74,904 million, of which EUR 56,508 million were mortgages for homes. These have the least risk of further deterioration of the portfolio in Spain because of the different features of this product compared to similar ones in other countries. For example, the principle is amortised as of the first day, the borrowers’ responsibility extends to all their assets and almost all loans are for residences in ownership, with a very low expected loss.

In the specific case of Grupo Santander, the portfolio is mostly composed of mortgages that are for the first residence, with a large concentration of loans in the lowest tranches of loan-to-value (88% with an LTV lower than 80%) and a very low NPL ratio (2.5%).

Loans to SMEs and companies without real estate purposes amounted to EUR 103,939 million and accounted for 48% of the total. In the last 12 months, and in an environment of a cut in lending throughout the financial system, the volume of loans to SMEs and companies remained virtually unchanged.

In loans with real estate purposes (with the greatest risk), the strategy of sharply reducing exposure to this segment continued. These loans fell by EUR 1,632 million in the second quarter (-EUR 5,473 million since June 2011 and –EUR 17,814 million since the end of 2008, -47%). The balance at the end of June 2012 was EUR 19,874 million.

•

In Portugal, the fall in lending (7%) came from all segments: -14% to SMEs, -12% to companies and -4% to individuals. In addition, balances in construction and real estate, which represent only 3.0% of lending in Portugal, declined 21% in the last twelve months.

•

Santander Consumer Finance’s lending dropped a little. Germany, which accounts for 51% of the area’s credit, increased its lending 1% and Nordic countries 9% in local currency, while that of other countries more affected by the environment declined.

New loans in the first half of 2012 rose 3% year-on-year. Those for auto financing grew more quickly than car sales in Europe.

In the United Kingdom, the balance of customer loans was 9% higher than in June 2011 due to temporary acquisition of assets. Excluding this impact, they remained virtually the same as those of June 2011. In local criteria, residential mortgages, in a still depressed market, were very stable, while loans to SMEs increased 18%, gaining further market share. Personal loans declined 15% year-on-year.

Lending in Latin America, excluding the exchange rate and perimeter effects (sale of businesses in Colombia and acquisition of Creditel in Uruguay), rose 13% year-on-year. Brazil’s lending, in local currency, rose 18%, Mexico’s 15% and Chile’s 6%.

FINANCIAL REPORT 2012 / JANUARY – JUNE	17

CONSOLIDATED FINANCIAL REPORT

Customer funds under management

EUR Million

			Variation
	30.06.12	30.06.11	Amount	(%)	31.12.11
Resident public sector	7,334	6,558	776	11.8	6,528
Other residents	147,886	159,076	(11,190)	(7.0)	144,131
Demand deposits	72,016	69,482	2,534	3.6	68,389
Time deposits	61,424	68,378	(6,954)	(10.2)	61,185
Other	14,445	21,216	(6,770)	(31.9)	14,557
Non-resident sector	488,789	458,780	30,009	6.5	481,875
Demand deposits	223,221	215,828	7,393	3.4	220,299
Time deposits	185,528	200,843	(15,315)	(7.6)	197,249
Other	80,040	42,109	37,930	90.1	64,328
Customer deposits	644,009	624,414	19,595	3.1	632,533
Debt securities*	208,565	202,482	6,083	3.0	197,372
Subordinated debt	22,408	25,841	(3,434)	(13.3)	22,992
On-balance-sheet customer funds	874,981	852,737	22,244	2.6	852,898
Mutual funds	97,683	112,371	(14,688)	(13.1)	102,611
Pension funds	9,436	10,744	(1,307)	(12.2)	9,645
Managed portfolios	18,064	19,005	(941)	(4.9)	19,199
Savings-insurance policies	—	884	(884)	(100.0)	—
Other customer funds under management	125,184	143,004	(17,821)	(12.5)	131,456
Customer funds under management	1,000,165	995,741	4,424	0.4	984,353

*	Including retail commercial paper. EUR 9,803 million in June 2012 and EUR 6,052 million in December 2011

Lastly, lending in the US increased 6% in dollars, fuelled by growth in the commercial and industrial segment (+8%).

As a result of these movements and the evolution of exchange rates, Spain’s share of total credit declined and increased in other countries, particularly the UK. In June, Continental Europe accounted for 40% of the Group’s lending (28% Spain), the UK 35%, Latin America 19% (10% Brazil) and the US 6%.

Lending in the second quarter, excluding the exchange rate and perimeter effects, increased 2.1%: that in Continental Europe rose 0.4%, the UK 2.2%, Latin America 3.6% and the US 1.2%.

Customer funds under management

Total managed funds amounted to EUR 1,000,165 million, almost the same as in June 2011. Deducting the perimeter and forex effects they were 1% lower.

Customer deposits (including retail commercial paper in Spain and Brazil’s letras financieras) rose 5%. The aggregate of mutual and pension funds declined 13%, affected by the greater focus on capturing on-balance sheet funds.

Deposits and retail commercial paper in Continental Europe offered the following evolution by units:

•	Spain’s grew 3% year-on-year. Particularly, the increase in the first half was EUR 6,500 million (+4%) both in deposits and in retail commercial paper.

•	Santander Consumer Finance’s deposits remained unchanged, as the rises in Germany and Poland were offset by the declines in Spain and Italy.
•	Portugal increased its customer deposits 7% year-on-year and improved its liquidity position.

•	Bank Zachodni WBK’s deposits rose 9% in local currency year-on-year, with good performance of individuals and companies.

In the UK, customer deposits increased 4% in sterling, due to repos. Excluding them, there were slightly lower. Mutual funds remained stable.

In Latin America (excluding the sale of Colombia and in local currency) customer deposits without repos increased 6%. Mexico’s rose 19%, with good growth in demand deposits. Chile’s grew 15%, due to time deposits, while Brazil’s were up 6%, thanks to letras financieras. Mutual funds dropped 9% in Brazil, 3% in Mexico and they increased 2% in Chile. The overall reduction for the whole region was 6%.

Lastly, US customer deposits increased 2% in dollars in the last 12 months.

Mutual funds

EUR Million

	30.06.12	30.06.11	Var (%)
Spain	24,060	30,209	(20.4)
Portugal	1,441	2,755	(47.7)
Poland	2,059
United Kingdom	16,110	14,532	10.9
Latin America	54,013	62,433	(13.5)
Total	97,683	112,371	(13.1)

18	JANUARY – JUNE / FINANCIAL REPORT 2012

CONSOLIDATED FINANCIAL REPORT

Pension funds

EUR Million

	30.06.12	30.06.11	Var (%)
Spain	8,680	9,477	(8.4)
Portugal	757	1,266	(40.2)
Total	9,436	10,744	(12.2)

Continental Europe accounted for 36% of managed customer funds (27% Spain), the UK 34%, Latin America 26% (Brazil 14%) and the US 4%.

In the second quarter, and eliminating the exchange rate and perimeter effects, managed customer funds dropped 1.4%. This reduction was due to the 3% fall in subordinated debt and off-balance sheet funds.

Deposits, in the widest sense, were virtually unchanged (-0.4%). Elimianting the volatile effect of repos in some units, deposits repeated in Europe (Spain:+1.5%), declined 2% in the UK, increased 1.9% in Latin America and dropped 4% in the US.

As well as capturing deposits, the Group, for strategic reasons, maintained an active policy of issuing securities in the international fixed income markets.

The Group issued in the first half of 2012 EUR 16,582 million of medium- and long-term issues, as follows: EUR 9,240 million of senior debt and EUR 7,342 million of covered bonds.

This issuing activity underscores the Group’s capacity to access the different segments of institutional investors via more than 10 issuance units, including the parent bank, Banco Santander, and the main subsidiaries of the countries where it operates: Banesto, Santander Totta, Santander UK/Chile/Brazil/Mexico, Sovereign Bank and the units of Santander Consumer Finance. In all cases, issues were at higher prices than in 2011 because of the greater tensions and volatility in the markets.

As regards securitisations, the Group’s subsidiaries placed in the market in the first half of 2012 a total of EUR 9,380 million, mainly in the UK.

Maturities of medium and long-term debt amounted to EUR 18,731 million, of which EUR 15,579 million was senior debt, EUR 2,557 million covered bonds, EUR 102 million subordinated debt and EUR 493 million preferred shares.

This capturing of stable funds, via deposits, retail commercial paper and issues, combined with the trend of moderate growth in lending, brought the loan-to-deposit ratio to 117%, the same as in December 2011. Of note were the improvements in Spain and Portugal (112% and 115%, respectively, compared to 118% and 121% at the end of 2011). The ratio of deposits plus medium and long-term funding to the Group’s loans is 115%, underscoring the appropriate funding structure of the Group’s lending.

The Group’s access to wholesale funding markets, as well as the cost of issues, depend to some extent on the ratings accorded by rating agencies.

FINANCIAL REPORT 2012 / JANUARY – JUNE	19

CONSOLIDATED FINANCIAL REPORT

Rating agencies. Grupo Santander

	Long term	Short term	Outlook
Standard & Poor’s	A-	A-2	Negative

Fitch Ratings	BBB+	F2	Negative

Moody’s*	Baa2	P-2	Negative

DBRS*	A (high)	R1(medium)	Negative

*	Under review

Rating agencies regularly review the Group’s ratings. Classification of long-term debt depends on a series of internal factors (solvency, business model, capacity to generate profits, etc) and external ones related to the general economic environment, the sector’s situation and the sovereign risk of the countries in which we operate.

Since the autumn, the difficulties in resolving the problems of European countries that required financial assistance, combined with a deterioration in the euro zone’s growth expectations, eroded confidence and intensified tensions on European sovereign debt. This situation led to a widespread and significant downgrading of the sovereign ratings of many European countries, and hence hit the ratings of banks.

Between October 2011 and June 2012, the rating of the Kingdom of Spain was cut by all agencies to: BBB+ by Standard & Poor’s, BBB by Fitch, Baa3 Moody’s and A (high) DBRS, maintaining the negative outlook in all of them.

These downgradings led to a revision of Banco Santander’s ratings, as the methodology used by the agencies means that the rating of banks is linked to and limited by the sovereign debt rating of the country in which it is based. Downgradings of sovereign debt are always accompanied by downgradings of banks. As a result, although the agencies recognise Santander’s financial strength and diversification, its methodology prevents the Group’s rating from being more than one notch above that of the sovereign debt rating.

Santander is the only bank in Spain with a rating higher than that of the sovereign debt from all three main agencies.

Other items of the balance sheet

Total goodwill was EUR 25,136 million, EUR 1,390 million less than in June 2011, due to the reductions caused by the provisions of EUR 601 million of goodwill of Santander Totta, the consolidation of Santander Consumer USA by the equity accounted method and the exchange rate effect, particularly in Brazil.

Trading derivatives rose strongly, both in assets and liabilities (+EUR 43,808 million and +EUR 42,295 million, respectively), due to the evolution of the market value, mainly interest rate swaps. The balance at the end of June was EUR 112,303 million in assets and EUR 110,958 million in liabilities.

The European Central Bank put into effect extraordinary monetary policy measures, including increasing collateral and 3-year auctions in order to inject liquidity into the market.

The Group continued to follow the practice of recourse to these auctions and deposit part of the funds captured in the ECB, while improving its structure by replacing short-term maturities with longer ones. All of this is reflected in the evolution of balances with central banks.

The balance of financial assets available for sale amounted in June 2011 to EUR 97,647 million, EUR 1,518 million lower in the quarter. Over 2011 they were EUR 7,171 million more, due to the rise in both private and public debt (the latter linked to hedging of interest rates).

Total equity and capital with the nature of financial liabilities

EUR Million

			Variation
	30.06.12	30.06.11	Amount	(%)	31.12.11
Capital stock	4,718	4,220	497	11.8	4,455
Additional paid-in surplus	32,113	29,446	2,667	9.1	31,223
Reserves	42,175	41,831	344	0.8	41,688
Treasury stock	(59)	(160)	101	(63.1)	(251)
Shareholders’ equity (before profit and dividends)	78,947	75,337	3,609	4.8	77,115
Attributable profit	1,704	3,501	(1,797)	(51.3)	5,351
Interim dividend distributed	—	—	—	—	(1,429)
Interim dividend not distributed	—	(1,141)	1,141	(100.0)	(637)
Shareholders’ equity (after retained profit)	80,650	77,697	2,954	3.8	80,400
Valuation adjustments	(7,013)	(4,165)	(2,849)	68.4	(4,482)
Minority interests	8,184	6,131	2,053	33.5	6,445
Total equity (after retained profit)	81,821	79,663	2,158	2.7	82,363
Preferred shares and securities in subordinated debt	5,392	7,178	(1,786)	(24.9)	5,896
Total equity and capital with the nature of financial liabilities	87,212	86,841	372	0.4	88,259

20	JANUARY – JUNE / FINANCIAL REPORT 2012

CONSOLIDATED FINANCIAL REPORT

Shareholders’ equity and solvency ratios

Total shareholders' equity, after retained profits, increased 4% (+EUR 2,954 million) in the year to June to EUR 80,650 million.

Shareholders’ equity per share was EUR 8.18, a decline of EUR 0.27 in the second quarter due to the increase in shares resulting from the scrip dividend in May .

Total equity at the end of June was EUR 81,821 million, an increase of EUR 2,158 million (+3% y-o-y), after incorporating minority interests, which increased by EUR 2,053 million from the placements in Brazil and Chile, and valuation adjustments, which dropped EUR 2,849 million.

Eligible equity in accordance with BIS II criteria amounted to EUR 75,834 million, EUR 30,912 million above the minimum requirement (+69%).

The core capital ratio (BIS II) was 10.10%, the same as in the previous quarter, with a positive impact from organic generation of capital and the disposal of Colombia and a negative one from the provisions made. The core capital is of very high quality, very solid and adjusted to the business model, the balance sheet structure and the Group’s risk profile.

As regards the requirement of the European Banking Authority to have a core capital ratio of at least 9% by June, in accordance with the EBA’s criteria, Grupo Santander has already surpassed this objective.

Computable capital and BIS II ratio

EUR Million

			Variation
	30.06.12	30.06.11	Amount	(%)	31.12.11
Core capital	56,709	53,377	3,333	6.2	56,694
Basic capital	61,816	60,558	1,257	2.1	62,294
Supplementary capital	15,236	17,727	(2,491)	(14.1)	15,568
Deductions	(1,217)	(2,240)	1,023	(45.7)	(1,090)
Computable capital	75,834	76,045	(211)	(0.3)	76,772
Risk-weighted assets	561,525	580,480	(18,955)	(3.3)	565,958

BIS II ratio	13.50	13.10	0.40 p.		13.56
Tier I (before deductions)	11.01	10.43	0.58 p.		11.01
Core capital	10.10	9.20	0.90 p.		10.02
Shareholders’ equity surplus (BIS II ratio)	30,912	29,606	1,306	4.4	31,495

FINANCIAL REPORT 2012 / JANUARY – JUNE	21

RISK MANAGEMENT

Risk management

The Group’s NPL ratio was 4.11% at the end of June (+0.13 p.p. in the quarter). Rises in Spain and Brazil, impacted by their market’s upward trend. The US and SCF NPL ratios improved, remaining stable in the UK.

Coverage was 65% after increasing 3 p.p. in the quarter, due to improvements in Spain (+7p.p.), the US and SCF.

Very active management of the exposure with real estate purpose in Spain, which decreased by EUR 3 ,732 million in the first six months (credits –EUR 3 ,568 million; foreclosures: –EUR 164 million).

Coverage for problematic real estate assets, increased to 46% from 36% in March.

Credit risk

Despite the international economic situation in the last few quarters, the non-performing loans in some of the Group’s business units declined, thanks to active risk management.

The still weak situation in some markets, however, continues to push up NPLs due to the rise in bad and doubtful loans as well as slower growth in lending, or reductions in lending volumes in some cases.

Net NPL entries in the quarter, excluding the perimeter and exchange rate impacts, amounted to EUR 5,452 million. The Group’s annual risk premium was 1.84% in June (slightly over the 1.72% in March) but well below the peak of 2.47% in the third quarter of 2009.

The Group’s NPL ratio was 4.11%, 13 b.p. more than at the end of March (+33 b.p. since June 2011). Bad and doubtful loans amounted to EUR 34,365 million at the end of June, EUR 4,179 million more than a year earlier (+14%).

Total loan-loss provisions were EUR 22,197 million, of which EUR 4,243 million are generic provisions. NPL coverage at the end of June was 65%, an increase of 3 p.p. in the quarter.

One should bear in mind that the ratio, mainly in the UK but also in Spain, is affected by the balances of mortgage loans, which require lower on-balance sheet provisions, as they have guarantees not recorded here.

Residential balances in Spain and the UK have an average LTV of 54% and 53%, respectively.

Net specific provisions, totalled EUR 6,360 million, 1.81% of the average credit risk (last 12 months) compared to EUR 4,968 million and 1.48% in the first half of 2011.

The NPL ratios by units and countries are set out below.

•

The NPL ratio in Spain of 5.98% is well below that of the banking sector as a whole and rose more slowly than in the first quarter (+23 b.p. compared to an average of +30 b.p. in the last four quarters). Coverage is 53%, 7 p.p. more in the quarter.

By segments, the ratio for mortgages for homes is 2.5%, while the rest of the portfolio, (companies without real estate purposes, public sector and consumer individual customers) has a ratio of 3.5%. In both cases, there is no significant worsening of NPLs, as both remain very stable since the start of the year, after the moderate rise registered in 2011.

The increase in the total ratio was due to loans with a real estate purpose (ratio of 39.4%) and reflects, on the one hand, the higher NPLs in this segment and, on the other, the Group’s anticipative policy of sharply reducing the balances in this segment.

Furthermore, the Group has made a significant effort in provisions in the quarter, increasing coverage of real estate exposure in Spain notably in all its sections, as described below:

•	Doubtful loans with real estate purpose amounted to EUR 7,833 million, and coverage is 44% (33% in March).

22	JANUARY – JUNE / FINANCIAL REPORT 2012

RISK MANAGEMENT

Credit risk management *

EUR Million

			Variation
	30.06.12	30.06.11	Amount		(%)	31.12.11
Non-performing loans	34,365	30,186	4,179		13.8	32,036
NPL ratio (%)	4.11	3.78	0.33 p.			3.89
Loan-loss allowances	22,197	20,800	1,398		6.7	19,661
Specific	17,954	15,512	2,442		15.7	15,474
Generic	4,243	5,288	(1,045)		(19.8)	4,187
NPL coverage (%)	65	69	(4 p.	)		61
Credit cost (%) **	1.81	1.48	0.33 p.			1.41
Ordinary non-performing and doubtful loans ***	19,759	18,191	1,568		8.6	18,318
NPL ratio (%) ***	2.40	2.31	0.09 p.			2.26
NPL coverage (%) ***	112	114	(2 p.	)		107

*	Excluding country-risk
**	Net specific allowance /computable assets
***	Excluding mortgage guarantees

Note: NPL ratio: Non-performing loans / computable assets

•	Substandard loans were EUR 2,557 million with coverage of 42% (16% in March).

•

The gross balance of foreclosures was EUR 8,388 million, EUR 202 million lower than in the first quarter and confirming the trend seen in previous quarters of the beginning of a reduction in the stock. Coverage of foreclosed real estate was 50% at the end of June (48% in March).

•	Total problematic real estate assets amounted to EUR 18,778 million and coverage was 46% at the end of June (36% in March).

•

Including the outstanding balances, the total exposure to the real estate sector (loans + foreclosures) stood at EUR 28,262 million, EUR 1,835 million lower than in the first quarter and EUR 3,732 since December 2011.

•	Since December 2008, the onset of the crisis, the total exposure was reduced by 14,189 million (-33%).
•

The coverage for the total real estate exposure, including outstanding balances was 32% (39% considering the capital buffer). This compares very well with the coverage of 14% at June 2011 and of 22% at December 2011.

•	In Portugal, the NPL ratio increased again in the quarter (+83 b.p.) to 5.42% (+217 b.p. year-on-year). Coverage is 53%.

•	Santander Consumer Finance’s NPL ratio was 3.88%, below March (4.05%) and that at the end of June 2011 (4.74%). Coverage was 111% (+8 p.p. in the last 12 months).

•	Poland’s Bank Zachodni WBK has a NPL ratio of 4.93%, 19 b.p. higher than at the end of March, but well below the 6.43% recorded in June 2011 when it was integrated into the Group. Coverage is 62%.

•	In the UK, the NPL ratio was 1.83% (1.81% in June 2011), 1 b.p. more than at the end of March. Coverage was 40%.

FINANCIAL REPORT 2012 / JANUARY – JUNE	23

RISK MANAGEMENT

Of note in the Group’s total lending are residential mortgages in the UK which amounted to EUR 170,726 million, consisting of operations on properties in the UK which are first mortgages, as there are no second or further loans on the mortgaged properties.

This portfolio had a NPL ratio at the end of June of 1.57%. This improvement was due to constant monitoring and control, as well as strict credit policies that include, among other measures, maximum loan-to-value criteria in relation to the properties in guarantee. At the end of June, the average LTV was 53%.

•

Brazil’s NPL ratio is 6.51%, 75 b.p. more than in the first quarter and up 146 b.p. since June 2011. This increase was affected by lower GDP growth in the country, resulting in some worsening of its financial system assets. Coverage was 90%.

•	Latin America ex–Brazil's NPL ratio is 3.41% and coverage 88%. With the exception of Uruguay, all countries rose slightly in the quarter.

•	Sovereign’s NPL ratio was 2.27% and coverage 113%. The evolution of both was good. The NPL ratio has declined and coverage increased in every quarter since the end of 2009.

Non-performing loans by quarter

EUR Million

	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12	Q2’12
Balance at beginning of period	28,522	28,494	30,186	30,910	32,036	32,560
Net additions	3,112	4,015	4,206	4,048	3,638	5,452
Increase in scope of consolidation	186	739	(0)	—	(602)	(25)
Exchange differences	(558)	(31)	(444)	671	37	(71)
Write-offs	(2,767)	(3,031)	(3,037)	(3,594)	(2,549)	(3,552)
Balance at period-end	28,494	30,186	30,910	32,036	32,560	34,365

Market risk

The risk of trading activity, measured in daily VaR terms at 99%, averaged around EUR 15.4 million in the second quarter. It fluctuated between EUR 11.3 and EUR 22.4 million.

Of note was the reduction in VaR since the high for the quarter of EUR 22.4 million on April 9, as a result of the risk reduction in Madrid, the lower credit spread and interest rate exposure, and in Brazil the reduced exposure in equities and interest rates.

Trading portfolios*. VaR by region

*	Trading activity

Second quarter	2012		2011
EUR Million	Average	Latest	Average
Total	15.4	14.0	24.4
Europe	11.7	8.9	18.0
USA and Asia	1.1	0.6	1.2
Latin America	11.2	12.3	13.7
Global activities	1.8	1.1	9.2

Trading portfolios*. VaR by market factor

*	Trading activity

Second quarter 2012 EUR Million	Min	Avg	Max	Latest
VaR total	11.3	15.4	22.4	14.0
Diversification efect	(10.1)	(16.1)	(25.8)	(18.3)
Interest rate VaR	7.4	13.7	23.3	13.3
Equity VaR	4.1	6.9	11.2	4.7
FX VaR	2.0	4.2	9.7	9.7
Credit spreads VaR	3.6	6.4	10.0	4.3
Commodities VaR	0.3	0.4	0.7	0.3

24	JANUARY – JUNE / FINANCIAL REPORT 2012

THE SANTANDER SHARE

The Santander share

Shareholder remuneration

Shareholders were able to opt in April to receive in cash or shares the amount equivalent to the final interim dividend of EUR 0.22 per share. This brought the total remuneration for 2011 to EUR 0.60 per share.

As regards 2012, the board at its meeting on June 18, under the agreements adopted at the AGM in March, agreed to apply the Santander Dividendo Elección (scrip dividend) programme at the dates when the first, second and third interim dividends are normally paid.

It also agreed the application of the programme on the date when the final dividend is normally paid, and submit to the AGM scheduled for March 2013 the approval of the corresponding bonus issue.

The remuneration per share for each of the four dividends will be around EUR 0.15 per share, which would make the total for 2012 EUR 0.60 per share.

With respect to the application of the mentioned programme on the date when the first interim dividend is normally paid, each shareholder received a free allotment of new shares for each share owned.

Shareholders can sell the rights to the Bank at a set price (EUR 0.152 gross per right), on the stock market between July 13 and 27 at the market price, or receive new shares in the proportion of one new share for every 32 rights, and in the last two cases without withholding tax (*).

Shareholders are due to receive on August 1 the amount in cash if they opted to sell the rights to the Bank and on August 8 new shares those who chose this option.

Share price performance

The Santander share ended June at EUR 5.221, 9.5% lower than at the end of March and a smaller fall than the Ibex-35 and the DJ Stoxx Banks (-11.3% and -11.1%, respectively), but worse than the DJ Stoxx 50 (-3.2%).

Market capitalisation

At June 30, Santander was the largest bank in the euro zone by market capitalisation and among the world’s top 20 financial institutions (EUR 49,261 million). The share’s weighting in the DJ Stoxx 50 index was 1.95%, 8.88% in the DJ Stoxx Banks and 17.93% in the Ibex-35.

Trading

Santander’s share is the most liquid Bank of the Eurostoxx. A total of 13,399 million shares were traded in the first half of 2012 for an effective value of EUR 72,539 million. The average daily turnover was 105.5 million shares for an effective value of EUR 571.2 million.

Shareholders

There were 3,275,132 shareholders at June 30, of which 3,032,878 were European (87.35% of the capital stock) and 226,388 were from the Americas (12.30%).

Excluding the board of Banco Santander, which holds 2.08% of the Bank’s capital, individual shareholders held 39.64% of the capital and institutional ones 58.28%.

(*)	The options, maturities and procedures indicated can present special features for shareholders holding Santander shares in the various foreign stock markets where the Bank is listed.

The Santander share. June 2012

Shareholders and trading data
Shareholders and trading data
Shareholders (number)	3,275,132
Shares (number)	9,435,107,179
Average daily turnover (no. of shares)	105,507,101
Share liquidity (%)	147
(Number of shares traded during the year / number of shares)

Remuneration per share	euros	% (1)
First interim dividend 2011 (Aug. 2011)	0.135	0.0
Santander Dividendo Elección (Nov. 2011)	0.126	5.9
Santander Dividendo Elección (Feb. 2012)	0.119	1.7
Santander Dividendo Elección (May 2012)	0.220	(3.9)
Santander Dividendo Elección (Aug. 2012)	0.152	12.4

Price movements during the year
Beginning (30.12.11)	5.870
Highest	6.648
Lowest	4.171
Last (29.06.12)	5.221
Market capitalisation (millions) (29.06.12)	49,261

Stock market indicators
Price / Book value (2) (X)	0.64
P/E ratio (X)	14.61
Yield (3) (%)	11.28

(1)	Variation o/ equivalent previous year
(2)	Including the number of shares needed to compulsorily convert the “Valores Santander”
(3)	Last three dividens paid + one announced / H1'12 average share price

Capital stock ownership

June 2012	Shares	%
The Board of Directors	196,502,200	2.08
Institutional investors	5,499,103,279	58.28
Individuals	3,739,501,700	39.64
Total	9,435,107,179	100.00

FINANCIAL REPORT 2012 / JANUARY – JUNE	25

INFORMATION BY SEGMENTS

Description of the segments

Grupo Santander is maintaining in 2012 the general criteria used in 2011, with the following exceptions:

•

The geographic areas of Continental Europe, the UK and Latin America are maintained and one for the US is created which includes Sovereign Bank and Santander Consumer USA, which exits Continental Europe and, within it, SCF in which it was integrated.

•

Furthermore, and given that Santander Consumer USA began to consolidate by the equity accounted method in December 2011, all the quarters of 2011 of the income statement have been incorporated on this basis, and a pro-forma balance sheet restated, also using this criteria.

•	The consumer business in the UK has been incorporated into Santander UK and exits Continental Europe (and within it, SCF in which it was integrated). The figures for 2011 have been restated.

•

Following the operation with Zurich Seguros, the insurance business in Latin America included in this deal now consolidates by the equity accounted method. In order to facilitate like-for-like comparisons, the income statements for all the quarters in 2011 have been reformulated for the whole of Latin America and the countries affected, as well as the area of Asset Management and Insurance.

•

In order to facilitate like-for-like comparisons, a pro-forma balance sheet has been reformulated for all the quarters of 2011 in Spain, in order to consolidate by the equity accounted method companies that consolidated on a proportional basis.

•

The annual adjustment was made to the Global Customer Relationship Model and resulted in a net increase of 36 new clients. This does not mean any changes in the principal (geographic) segments, but it does affect the figures for Retail Banking and Global Wholesale Banking.

None of these changes was significant for the Group as a whole.

The basic operating units have been drawn up by aggregating the financial statements of each business segment. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

In accordance with the IFRS, the business areas are structured into two levels:

Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas (euro, dollar and sterling). The segments reported on are:

•

Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in this region. Given the importance of some of these units, detailed financial information of the Santander Branch Network, Banesto, Santander Consumer Finance, Portugal and Banco Zachodni BWK is also provided.

•	United Kingdom. This includes retail and wholesale banking, asset management and insurance conducted by the various units and branches of the Group in the country.

•

Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also provided.

•	United States. Includes the businesses of Sovereign Bank and Santander Consumer USA (consolidated by the equity accounted method).

Secondary level (or business). This segments the activity of the operating units by the type of business. The reported segments are:

•

Retail Banking. This covers all customer banking businesses, including private banking (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of their relative importance, details are provided by the main geographic areas (Continental Europe, United Kingdom, Latin America and the US) and the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•

Global Wholesale Banking (GBM). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•

Asset Management and Insurance. This includes the contribution of the various units to the Group in the design and management of mutual and pension funds and insurance. The Group uses, and remunerates through agreements, the retail networks that place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses, the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas) except for corporate and institutional expenses related to the Group’s functioning.

The figures of the various units of the Group listed below have been prepared in accordance with these criteria and therefore do not match those published by each institution individually.

26	JANUARY – JUNE / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Income statement

EUR Million

	Net operating income			Attributable profit			Efficiency ratio (%)		ROE (%)
	H1’12	H1’11	(%)	H1’12	H1’11	(%)	H1’12	H1’11	H1’12	H1’11
Continental Europe	3,998	3,762	6.3	1,211	1,578	(23.3)	44.0	44.9	7.71	10.73
o/w: Santander Branch Network	1,314	1,227	7.1	247	500	(50.6)	43.8	45.5	7.62	14.30
Banesto	653	597	9.4	82	168	(50.8)	43.5	46.0	3.44	7.16
Portugal	333	262	27.0	71	131	(46.1)	43.0	49.9	5.52	10.72
Santander Consumer Finance	919	992	(7.4)	382	369	3.6	42.3	39.0	7.08	7.91
Retail Poland (BZ WBK)	253	134	87.8	157	94	67.1	45.2	45.8	18.31	27.69
United Kingdom	1,307	1,750	(25.3)	566	381	48.6	51.2	42.6	8.61	6.02
Latin America	7,755	6,831	13.5	2,240	2,457	(8.8)	36.6	38.5	19.47	22.17
o/w: Brazil	5,684	4,969	14.4	1,152	1,381	(16.6)	34.0	36.7	18.17	23.73
Mexico	826	758	8.9	556	486	14.4	37.5	38.1	25.66	21.26
Chile	692	665	4.1	260	349	(25.5)	39.0	37.0	21.98	27.04
USA	770	905	(15.0)	456	517	(11.8)	42.6	34.2	17.75	26.33
Operating areas	13,829	13,248	4.4	4,474	4,934	(9.3)	40.9	40.7	12.30	14.48
Corporate Activities*	(1,326)	(1,402)	(5.4)	(1,466)	(1,433)	2.3
Total Group*	12,503	11,846	5.5	3,008	3,501	(14.1)	44.5	44.7	7.64	9.39
Extraordinary net capital gains and provisions				(1,304)	—	—
Total Group				1,704	3,501	(51.3)	44.5	44.7	4.33	9.39

(*).-	Excluding net capital gains and provisions

Activity

EUR Million

	Net customer loans			Customer deposits			NPL ratio* (%)		NPL cover.* (%)
	H1’12	H1’11	(%)	H1’12	H1’11	(%)	H1’12	H1’11	H1’12	H1’11
Continental Europe	302,519	312,420	(3.2)	247,172	259,448	(4.7)	5.68	4.76	60	61
o/w: Santander Branch Network*	102,163	107,312	(4.8)	84,679	80,037	5.8	9.16	6.73	49	47
Banesto	64,571	71,825	(10.1)	49,992	54,047	(7.5)	5.27	4.54	54	52
Portugal	27,289	29,212	(6.6)	23,772	22,228	6.9	5.42	3.25	53	62
Santander Consumer Finance	56,834	57,052	(0.4)	32,702	32,658	0.1	3.88	4.74	111	103
Retail Poland (BZ WBK)	9,191	8,659	6.1	10,463	10,217	2.4	4.93	6.43	62	67
United Kingdom	275,780	225,599	22.2	211,192	182,338	15.8	1.83	1.81	40	43
Latin America	141,115	132,095	6.8	136,183	138,596	(1.7)	5.14	4.20	90	105
o/w: Brazil	75,963	73,320	3.6	69,095	78,188	(11.6)	6.51	5.05	90	102
Mexico	20,454	17,722	15.4	26,033	20,824	25.0	1.64	2.45	183	165
Chile	29,074	25,555	13.8	23,228	18,829	23.4	4.65	3.65	64	89
USA	42,984	35,407	21.4	38,344	32,776	17.0	2.27	3.76	113	85
Operating areas	762,399	705,521	8.1	632,892	613,158	3.2	4.09	3.71	66	69
Total Group	766,224	723,969	5.8	644,009	624,414	3.1	4.11	3.78	65	69

(*).-	Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of June 2012 stood at 6.59% (5.08% in June 2011) and NPL coverage was 55% (44% in June 2011).

Operating means

	Employees		Branches
	H1’12	H1’11	H1’12	H1’11
Continental Europe	57,837	59,197	6,540	6,643
o/w: Santander Branch Network	17,963	18,108	2,914	2,914
Banesto	9,234	9,470	1,698	1,717
Portugal	5,722	5,871	685	731
Santander Consumer Finance	11,656	11,765	637	662
Retail Poland (BZ WBK)	9,048	9,744	524	530
United Kingdom	26,993	26,802	1,315	1,405
Latin America	90,622	89,885	5,991	5,908
o/w: Brazil	54,647	53,132	3,784	3,728
Mexico	13,030	12,840	1,125	1,098
Chile	12,263	12,211	499	487
USA	9,363	9,000	723	723
Operating areas	184,815	184,884	14,569	14,679
Corporate Activities	2,436	2,249
Total Group	187,251	187,133	14,569	14,679

FINANCIAL REPORT 2012 / JANUARY – JUNE	27

INFORMATION BY PRINCIPAL SEGMENTS

Income statement and balance sheet of principal segments

EUR Million

	Operating business areas			Continental Europe
	H1’12	H1’11	Var (%)	H1’12	H1’11	Var (%)
Income statement
Net interest income	16,627	15,424	7.8	4,730	4,380	8.0
Net fees	5,212	5,193	0.4	1,879	1,954	(3.8)
Gains (losses) on financial transactions	1,218	1,301	(6.3)	301	243	23.8
Other operating income (1)	336	435	(22.7)	234	246	(5.2)
Gross income	23,393	22,353	4.7	7,143	6,823	4.7
Operating expenses	(9,564)	(9,105)	5.0	(3,145)	(3,061)	2.7
General administrative expenses	(8,584)	(8,139)	5.5	(2,827)	(2,765)	2.2
Personnel	(5,080)	(4,828)	5.2	(1,759)	(1,741)	1.1
Other general administrative expenses	(3,504)	(3,310)	5.8	(1,067)	(1,024)	4.2
Depreciation and amortisation	(981)	(966)	1.5	(318)	(296)	7.3
Net operating income	13,829	13,248	4.4	3,998	3,762	6.3
Net loan-loss provisions	(6,514)	(4,630)	40.7	(2,156)	(1,363)	58.2
Other income	(840)	(1,693)	(50.4)	(182)	(220)	(17.3)
Profit before taxes	6,476	6,925	(6.5)	1,661	2,179	(23.8)
Tax on profit	(1,508)	(1,556)	(3.1)	(403)	(547)	(26.3)
Profit from continuing operations	4,967	5,368	(7.5)	1,257	1,632	(23.0)
Net profit from discontinued operations	(3)	(6)	(46.7)	(3)	(6)	(46.6)
Consolidated profit	4,964	5,362	(7.4)	1,254	1,625	(22.9)
Minority interests	490	429	14.3	43	47	(9.6)
Attributable profit to the Group	4,474	4,934	(9.3)	1,211	1,578	(23.3)

Balance sheet
Customer loans (2)	762,399	705,521	8.1	302,519	312,420	(3.2)
Trading portfolio (w/o loans)	157,236	140,702	11.8	84,528	58,043	45.6
Available-for-sale financial assets	69,582	68,412	1.7	26,830	24,553	9.3
Due from credit institutions (2)	92,043	107,467	(14.4)	50,740	57,677	(12.0)
Intangible assets and property and equipment	12,719	12,732	(0.1)	5,710	5,250	8.8
Other assets	124,378	133,932	(7.1)	23,793	20,727	14.8
Total assets/liabilities & shareholders’ equity	1,218,357	1,168,765	4.2	494,121	478,669	3.2
Customer deposits (2)	632,892	613,158	3.2	247,172	259,448	(4.7)
Marketable debt securities (2)	145,627	133,662	9.0	38,532	37,011	4.1
Subordinated debt (2)	17,285	16,639	3.9	401	1,350	(70.3)
Insurance liabilities	425	10,775	(96.1)	425	965	(56.0)
Due to credit institutions (2)	162, 605	169,951	(4.3)	74,689	69,996	6.7
Other liabilities	187, 033	155,746	20.1	101,521	79,201	28.2
Shareholders’ equity (3)	72,491	68,835	5.3	31,381	30,698	2.2
Other customer funds under management	125, 184	143,004	(12.5)	42,375	52,169	(18.8)
Mutual funds	97,683	112,371	(13.1)	27,560	35,407	(22.2)
Pension funds	9,436	10,744	(12.2)	9,436	10,744	(12.2)
Managed portfolios	18,064	19,005	(4.9)	5,378	6,019	(10.6)
Savings-insurance policies	—	884	(100.0)	—	—	—
Customer funds under management	920, 987	906,463	1.6	328,480	349,978	(6.1)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

28	JANUARY – JUNE / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Income statement and balance sheet of principal segments

EUR Million

United Kingdom			Latin America			United States
H1’12	H1’11	Var (%)	H1’12	H1’11	Var (%)	H1’12	H1’11	Var (%)
									Income statement
1,836	2,219	(17.2)	9,204	7,964	15.6	857	861	(0.4)	Net interest income
594	529	12.2	2,546	2,519	1.1	193	191	1.3	Net fees
237	287	(17.5)	545	708	(23.0)	136	63	114.9	Gains (losses) on financial transactions
14	12	11.5	(65)	(84)	(22.6)	154	261	(40.9)	Other operating income (1)
2,681	3,047	(12.0)	12,230	11,107	10.1	1,341	1,376	(2.5)	Gross income
(1,374)	(1,297)	6.0	(4,475)	(4,277)	4.6	(571)	(471)	21.3	Operating expenses
(1,189)	(1,117)	6.4	(4,063)	(3,840)	5.8	(505)	(417)	21.2	General administrative expenses
(731)	(679)	7.6	(2,313)	(2,173)	6.5	(276)	(235)	17.5	Personnel
(458)	(438)	4.7	(1,750)	(1,667)	4.9	(229)	(182)	26.0	Other general administrative expenses
(185)	(179)	2.9	(412)	(436)	(5.6)	(66)	(54)	22.7	Depreciation and amortisation
1,307	1,750	(25.3)	7,755	6,831	13.5	770	905	(15.0)	Net operating income
(441)	(295)	49.4	(3,767)	(2,725)	38.2	(150)	(247)	(39.3)	Net loan-loss provisions
(109)	(925)	(88.2)	(503)	(499)	0.6	(47)	(49)	(4.4)	Other income
757	531	42.7	3,485	3,606	(3.4)	573	609	(5.9)	Profit before taxes
(191)	(150)	27.7	(797)	(768)	3.8	(117)	(92)	27.3	Tax on profit
566	381	48.6	2,688	2,839	(5.3)	456	517	(11.8)	Profit from continuing operations
—	—	—	0	—	—	—	—	—	Net profit from discontinued operations
566	381	48.6	2,688	2,839	(5.3)	456	517	(11.8)	Consolidated profit
0	0	(21.4)	447	382	17.3	—	—	—	Minority interests
566	381	48.6	2,240	2,457	(8.8)	456	517	(11.8)	Attributable profit to the Group

									Pro memoria

Sterling Million			US$ Million			US$ Million
2,204	2,644	(16.6)	15,848	15,575	1.8	1,737	1,929	(9.9)	Gross income
1,075	1,519	(29.3)	10,049	9,578	4.9	997	1,269	(21.4)	Net operating income
466	331	40.8	2,903	3,446	(15.7)	591	725	(18.5)	Attributable profit to the Group

									Balance sheet
275,780	225,599	22.2	141,115	132,095	6.8	42,984	35,407	21.4	Customer loans (2)
39,740	46,625	(14.8)	32,663	35,839	(8.9)	305	196	56.0	Trading portfolio (w/o loans)
6,012	48	—	23,886	34,417	(30.6)	12,854	9,394	36.8	Available-for-sale financial assets
17,087	26,441	(35.4)	23,572	22,667	4.0	644	682	(5.5)	Due from credit institutions (2)
2,423	2,198	10.2	4,056	4,766	(14.9)	529	518	2.2	Intangible assets and property and equipment
45,819	47,332	(3.2)	48,324	60,547	(20.2)	6,443	5,325	21.0	Other assets
386,861	348,243	11.1	273,616	290,331	(5.8)	63,759	51,522	23.8	Total assets/liabilities & shareholders’ equity
211,192	182,338	15.8	136,183	138,596	(1.7)	38,344	32,776	17.0	Customer deposits (2)
80,635	72,406	11.4	26,072	22,495	15.9	388	1,751	(77.8)	Marketable debt securities (2)
8,508	7,283	16.8	6,017	5,864	2.6	2,359	2,142	10.1	Subordinated debt (2)
—	1	(100.0)	—	9,809	(100.0)	—	—	—	Insurance liabilities
33,352	44,281	(24.7)	39,509	47,058	(16.0)	15,055	8,616	74.7	Due to credit institutions (2)
39,751	29,513	34.7	43,564	44,823	(2.8)	2,198	2,209	(0.5)	Other liabilities
13,423	12,422	8.1	22,272	21,687	2.7	5,415	4,027	34.5	Shareholders’ equity (3)
16,110	14,532	10.9	66,699	76,290	(12.6)	0	14	(99.5)	Other customer funds under management
16,110	14,532	10.9	54,013	62,433	(13.5)	—	—	—	Mutual funds
—	—	—	—	—	—	—	—	—	Pension funds
—	—	—	12,686	12,973	(2.2)	0	14	(99.5)	Managed portfolios
—	—	—	—	884	(100.0)	—	—	—	Savings-insurance policies
316,445	276,558	14.4	234,971	243,244	(3.4)	41,091	36,682	12.0	Customer funds under management

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

FINANCIAL REPORT 2012 / JANUARY – JUNE	29

INFORMATION BY PRINCIPAL SEGMENTS

Continental Europe. Main units

EUR Million

	Santander Branch Network			Banesto			Portugal
	H1’12	H1’11	Var (%)	H1’ 12	H1’11	Var (%)	H1’ 12	H1’11	Var (%)
Income statement
Net interest income	1,770	1,634	8.3	731	679	7.7	300	319	(6.2)
Net fees	565	575	(1.8)	304	310	(2.1)	181	183	(0.9)
Gains (losses) on financial transactions	66	64	3.4	126	82	52.7	77	8	876.6
Other operating income (1)	(65)	(22)	196.3	(5)	33	—	27	14	91.2
Gross income	2,336	2,251	3.8	1,156	1,105	4.6	585	524	11.5
Operating expenses	(1,022)	(1,024)	(0.2)	(503)	(508)	(0.9)	(251)	(262)	(4.1)
General administrative expenses	(947)	(947)	0.0	(440)	(445)	(1.1)	(215)	(228)	(5.6)
Personnel	(608)	(620)	(1.9)	(322)	(326)	(1.3)	(151)	(158)	(4.5)
Other general administrative expenses	(340)	(328)	3.6	(119)	(120)	(0.6)	(65)	(71)	(8.2)
Depreciation and amortisation	(74)	(76)	(2.6)	(63)	(63)	0.1	(36)	(34)	6.2
Net operating income	1,314	1,227	7.1	653	597	9.4	333	262	27.0
Net loan-loss provisions	(921)	(523)	75.9	(465)	(274)	69.4	(223)	(73)	205.5
Other income	(54)	(17)	209.6	(52)	(76)	(31.7)	(21)	(23)	(8.7)
Profit before taxes	339	686	(50.6)	136	246	(44.9)	90	167	(46.0)
Tax on profit	(92)	(185)	(50.6)	(37)	(50)	(26.4)	(20)	(36)	(45.1)
Profit from continuing operations	247	501	(50.6)	99	196	(49.6)	71	131	(46.2)
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—
Consolidated profit	247	501	(50.6)	99	196	(49.6)	71	131	(46.2)
Minority interests	0	1	(61.3)	16	28	(43.0)	(0)	0	—
Attributable profit to the Group	247	500	(50.6)	82	168	(50.8)	71	131	(46.1)

Balance sheet
Customer loans (2)	102,163	107,312	(4.8)	64,571	71,825	(10.1)	27,289	29,212	(6.6)
Trading portfolio (w/o loans)	—	—	—	8,281	5,572	48.6	1,789	1,263	41.7
Available-for-sale financial assets	—	—	—	9,487	9,189	3.2	5,511	4,158	32.5
Due from credit institutions (2)	44	185	(76.0)	10,121	10,845	(6.7)	2,368	2,119	11.8
Intangible assets and property and equipment	1,201	1,201	—	1,297	1,356	(4.3)	418	467	(10.3)
Other assets	1,674	1,692	(1.1)	8,893	6,172	44.1	6,389	6,859	(6.9)
Total assets/liabilities & shareholders’ equity	105,082	110,390	(4.8)	102,649	104,959	(2.2)	43,765	44,078	(0.7)
Customer deposits (2)	84,679	80,037	5.8	49,992	54,047	(7.5)	23,772	22,228	6.9
Marketable debt securities (2)	7,252	—	—	22,037	26,303	(16.2)	3,892	5,365	(27.5)
Subordinated debt (2)	—	—	—	221	785	(71.8)	0	9	(99.1)
Insurance liabilities	—	—	—	—	—	—	67	81	(17.5)
Due to credit institutions (2)	657	355	85.0	14,539	9,961	46.0	13,324	13,248	0.6
Other liabilities	6,025	22,954	(73.8)	11,081	9,158	21.0	175	630	(72.1)
Shareholders’ equity (3)	6,469	7,043	(8.1)	4,780	4,704	1.6	2,534	2,516	0.7
Other customer funds under management	22,971	25,171	(8.7)	8,060	8,933	(9.8)	2,266	4,155	(45.5)
Mutual funds	14,984	17,654	(15.1)	4,162	4,902	(15.1)	1,441	2,755	(47.7)
Pension funds	5,809	6,141	(5.4)	1,192	1,321	(9.8)	757	1,266	(40.2)
Managed portfolios	—	—	—	91	118	(22.9)	69	133	(48.4)
Savings-insurance policies	2,178	1,376	58.3	2,615	2,592	0.9	—	—	—
Customer funds under management	114,903	105,208	9.2	80,310	90,069	(10.8)	29,930	31,757	(5.8)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

30	JANUARY – JUNE / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Continental Europe. Main units

EUR Million

Santander Consumer Finance			Retail Poland (BZ WBK)
H1’12	H1’11	Var (%)	H1’12	H1’11	Var (%)
						Income statement
1,191	1,182	0.7	263	122	114.8	Net interest income
402	438	(8.1)	158	88	79.2	Net fees
(3)	(1)	160.6	25	20	29.3	Gains (losses) on financial transactions
1	7	(83.9)	14	18	(19.5)	Other operating income (1)
1,592	1,626	(2.1)	461	248	85.7	Gross income
(673)	(634)	6.1	(208)	(114)	83.3	Operating expenses
(601)	(576)	4.3	(191)	(105)	82.9	General administrative expenses
(305)	(288)	5.9	(114)	(61)	88.0	Personnel
(296)	(289)	2.6	(77)	(44)	75.9	Other general administrative expenses
(72)	(58)	24.7	(17)	(9)	87.1	Depreciation and amortisation
919	992	(7.4)	253	134	87.8	Net operating income
(375)	(395)	(5.0)	(52)	(16)	235.4	Net loan-loss provisions
(24)	(83)	(70.9)	2	(0)	—	Other income
519	514	1.0	202	118	70.7	Profit before taxes
(113)	(125)	(9.5)	(41)	(21)	95.5	Tax on profit
406	389	4.4	161	98	65.4	Profit from continuing operations
(3)	(6)	(46.6)	—	—	—	Net profit from discontinued operations
403	383	5.2	161	98	65.4	Consolidated profit
20	14	48.1	5	4	23.9	Minority interests
382	369	3.6	157	94	67.1	Attributable profit to the Group

						Balance sheet
56,834	57,052	(0.4)	9,191	8,659	6.1	Customer loans (2)
1,431	1,401	2.1	871	920	(5.3)	Trading portfolio (w/o loans)
775	330	134.8	2,634	3,142	(16.2)	Available-for-sale financial assets
9,321	7,557	23.3	549	214	156.3	Due from credit institutions (2)
852	873	(2.5)	175	302	(42.1)	Intangible assets and property and equipment
2,513	2,467	1.9	698	823	(15.2)	Other assets
71,724	69,680	2.9	14,119	14,061	0.4	Total assets/liabilities & shareholders’ equity
32,702	32,658	0.1	10,463	10,217	2.4	Customer deposits (2)
5,361	5,345	0.3	—	—	—	Marketable debt securities (2)
72	449	(84.0)	100	100	0.5	Subordinated debt (2)
—	—	—	—	—	—	Insurance liabilities
18,646	17,811	4.7	1,109	1,800	(38.4)	Due to credit institutions (2)
4,062	3,825	6.2	773	595	29.8	Other liabilities
10,882	9,592	13.4	1,673	1,349	24.0	Shareholders’ equity (3)
6	7	(12.0)	2,232	2,739	(18.5)	Other customer funds under management
2	2	(17.1)	2,059	2,443	(15.7)	Mutual funds
4	4	(9.2)	—	—	—	Pension funds
—	—	—	173	296	(41.6)	Managed portfolios
—	—	—	—	—	—	Savings-insurance policies
38,140	38,459	(0.8)	12,796	13,055	(2.0)	Customer funds under management

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

FINANCIAL REPORT 2012 / JANUARY – JUNE	31

INFORMATION BY PRINCIPAL SEGMENTS

Continental Europe

Basic revenues increased for the second quarter running (+4.6%).

Expenses declined on a like-for-like basis (-1.6%).

Net operating income increased 6.3%.

Attributable profit hit by the release of generic provisions in the first half of 2011. Better trend over the second half.

Growth strategy: preference for liquidity against a background of low demand for loans.

Continental Europe includes all activities carried out in this geographic area: retail banking, global wholesale banking, asset management and insurance.

Attributable profit was EUR 1,211 million, 23.3% less than in the first half of 2011, affected by the release of generic provisions of more than EUR 300 million in the first half of 2011.

The results reflect the perimeter effect of incorporating Bank Zachodni WBK in Poland and SEB’s branches in Germany. Overall, the positive impact was around 4 percentage points in attributable profit.

If one compares the results with the second half of 2011, when there was no perimeter effect, the evolution is much better. Net operating income after provisions rose 52.9%, spurred by gross income (+10.7%) which showed a recovery trend, lower costs (-1.7%) and provisions slightly higher (+5.1%).

Strategy

In a still weak environment and with low interest rates, the Group’s strategy continued to focus on the priorities outlined in 2011 and aimed at:

•	Defending spreads on loans (those on new ones are improving) and on deposits.

•	Control of expenses.

•	Active risk management.
•	In volumes, preference for liquidity and deposits in a context of low demand for loans.

Activity

Lending was 3% lower year-on-year, with reduction in all commercial units (more moderately at Santander Consumer Finance), except Bank Zachodni WBK.

Customer deposits, including retail commercial paper, declined 1%, with those from retail networks performing better. By units, Spain’s increased 3%, Portugal’s 7%, Bank Zachodni WBK 9% (in local currency) and Santander Consumer Finance’s remained unchanged. Mutual and pension funds declined 20% in the last twelve months.

Results

Net interest income rose 8.0% year-on-year, with retail networks in Spain performing well, and partly due to SEB’s incorporation in Germany and the entry of Bank Zachodni WBK. Excluding this, growth was 4.6%.

Basic revenues increased 4.6% after incorporating fee income, which was 3.8% lower, and insurance activity. Gross income rose 4.7%, with the retail networks in Spain and Portugal registering growth.

Operating expenses were higher year-on-year, due to the perimeter effect, as on a like-for-like basis they declined 1.6%. The fall of the retail networks in Spain were around 1% and 4.1% in Portugal.

Net operating income was 6.3% higher (+3.3% on a like-for-like basis) and 22.8% more than the second half of 2011.

Provisions for loan losses in the first half of 2012 were 58.2% more than in the same period of 2011, which included EUR 307 million of release of generic provisions but only 5.1% higher than those of the second half of 2011. Excluding this impact, that is, taking into account only specific provisions, the increase was 28.7% year-on-year and 0.8% less than the second half of 2011.

Attributable profit was EUR 1,211 million, 23.3% lower year-on-year, due to the larger loan-loss provisions. On the other hand, it compares very well with the EUR 709 million profit in the second half of 2011, with all units improving.

32	JANUARY – JUNE / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Santander Branch Network

Improved underlying results.

•	Gross income was 3.8% higher year-on-year (+8.3% in net interest income).

•	Operating expenses remained flat (-0.2%).

•	Net operating income rose 7.1% y-o-y (+16.7% over the second half of 2011).

Attributable profit year-on-year affected by the release of generic provisions (EUR 303 million in the first half of 2011).

Faster pace in capturing customer funds (+EUR 5,233 million in the second quarter) and scant demand for loans.

In a still complicated environment, the Santander Branch Network posted an attributable profit of EUR 247 million, 50.6% less than in the first half of 2011 when EUR 303 million of generic provisions were released. Excluding this impact, net operating income increased 7.1%.

Gross income was 8.8% more in the second quarter than the first, expenses declined 0.4% and net operating income rose

16.6%. Provisions were 9.4% lower after they rose for four quarters and, as a result, attributable profit comfortably doubled (+131.4%) showing a growing trend for the second quarter running.

Strategy

The Santander Branch Network maintained its priorities: management of NPLs and quality in risk admission; focus on customer funds; specific campaign to offer support to SMEs and exports; management of prices; austerity in costs and improved efficiency. All maintaining the targets to increase the capturing of funds and customer linkage.

Activity

Customer funds grew more quickly (+15%) to EUR 91,932 million in June and 10% more than at the end of 2011 (+EUR 8,100 million). The market share of deposits + retail commercial paper rose 1.74 p.p. since December 2009 (+0.7 p.p. in the first half of 2012).

Together with the capturing of funds, Santander is maintaining its policy of tending to the financing needs of its customers and boosting economic sectors. We made available to SMEs a EUR 4,000 million programme known as “Santander Crédito Activación”, with two lines of action, the “Crédito Activación” and the “Plan Exporta”. Under the first one, more than 5,000 loans have already been made to mainly micro firms, shops and businesses amounting to EUR 450 million. Under the Plan Exporta which covers 3,000 exporters, financing in the first half amounted to around EUR 1,000 million.

The ICO programme financed 16,693 operations (EUR 1,166 million).

If to these programmes are added the normal process of lending, more than 114,000 operations were financed (EUR 17,700 million), notable figures in a market with modest demand for loans.

Results

Net interest income rose 8.3% year-on-year to EUR 1,770 million, due to the improved spreads on deposits, mainly via volume, and to a lesser extent on loans, via price.

Fee income and trading gains dropped 1.3%, due to the 21.6% fall in income from mutual funds, in line with the market, and 10.0% from guarantees. Fee income from the purchase and sale of securities, means of payment and insurance rose. The fall in the rest of revenues was due to the higher cost of the contribution to the Deposit Guarantee Fund (from 0.6‰ to 2‰ of eligible funds). This increased the charge from EUR 23 million in the first half of 2011 to EUR 72 million.

Gross income was EUR 2,336 million, 3.8% more than in the first half of 2011. Operating expenses remained flat (-0.2% y-o-y), net operating income rose 7.1% to EUR 1,314 million and the efficiency ratio was 43.8%.

Loan-loss provisions were 75.9% higher than in the first half of 2011 at EUR 921 million, because of the release of generic provisions last year.

The NPL ratio was 9.16% in the retail network (excluding wholesale activity) and 6.59% at the parent bank, well below that of the sector. Coverage was 49% and 55% respectively.

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INFORMATION BY PRINCIPAL SEGMENTS

Banesto

Better underlying trend of the income statement:

•	Gross income was 4.6% higher year-on-year (+7.7% in net interest income).

•	Operating expenses were 0.9% lower.

•	Net operating income increased 9.4% (+26.7% more than the second half).

NPL ratios still better than the sector’s.

Lending reflected the lower demand and funds the focus on profitability.

Banesto generated attributable profit of EUR 82 million in the first half, 50.8% less than in the same period of 2011. As in Santander Branch Network, this evolution is conditioned by the release of EUR 105 million of generic provisions in the first half of 2011. Excluding this, net operating income was 9.4% higher

Strategy

Business was developed in an environment of uncertainty and tensions in markets while the economic condition remained weak. Banesto focused on managing the balance sheet with a view to attaining its objectives in profitability, optimisation of liquidity and financial strengthening.

Activity

Managed customer funds amounted to EUR 80,310 million at the end of June. Deposits and retail commercial paper stood at EUR 51,370 million, 5% less than a year earlier. This reduction was due to the policy of managing and optimising the cost of funds. The balances of demand and time deposits and retail commercial paper remained stable.

The weak demand for loans continued to affect lending whose volume amounted to EUR 64,571 million at the end of June, 10% less than a year earlier and in line with the downward trend shown by the sector. Excluding the fall in real estate loans, the reduction was 8%.

Growth in NPLs in the first and second quarters of 2012 was less than in previous quarters, as a result of good management and sales of portfolios. The NPL ratio was 5.27%, clearly below the sector’s and coverage 54%.

Results

Net interest income was EUR 731 million, 7.7% more year-on-year after rising for the second quarter running. The improvement in customer spreads and balance sheet management offset the impact of lower business and improved net interest income as a percentage of average total assets.

Net fee income was EUR 304 million, in line with 2011. That from services amounted to EUR 274 million (+1.4% y-o-y). The customer management and linkage policy is enabling revenues to rise.

Gains on financial transactions were EUR 126 million, 52.7% more than in the first half of 2011. Other operating results reflected the higher cost (EUR 38 million) of the contribution to the Deposit Guarantee Fund.

Gross income was EUR 1,156 million in the first half, 4.6% more year-on-year and 14.6% above the second half of 2011.

The strict control of efficiency continues to be one of Banesto’s main priorities. Operating expenses dropped 0.9% y-o-y. The efficiency ratio, which until March 2012 was the best among Spanish banks, was 43.5% at the end of June (+2.4 p.p. better than a year earlier).

Net operating income was EUR 653 million (+9.4% y-o-y and +26.7% over the second half of 2011).

Loan-loss provisions were EUR 465 million (EUR 274 million in the first half of 2011). The 2011 figure included a EUR 105 million release of generic provisions and EUR 308 million of specific provisions, while in 2012 almost all the provisions were specific.

Attributable profit was EUR 82 million, 50.8% less than in the first half of 2011 but clearly better than the second half.

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INFORMATION BY PRINCIPAL SEGMENTS

Portugal

Business affected by the contraction of the economy resulting from the austerity measures:

•	Basic revenues dropped 2.1% year-on-year, but were 13.7% higher than in the second half of 2011.

•	Prudent management of expenses (-4.1%).

•	Higher trading gains in the first quarter due to repurchase of securities which strengthened provisions.

Further fall in lending and rise in deposits, improving the loan-to-deposit ratio to 115%.

Awarded best bank in Portugal by Euromoney.

Santander Totta’s attributable profit was EUR 71 million, 46.1% lower year-on-year, mainly due to lower revenues derived from the contraction of the country’s activity and the rise in loan-loss provisions.

Comparisons with the second half of 2011 are better as basic revenues increased 13.7%, expenses declined and provisions were lower. As a result profit was 64.8% higher.

Environment

The economy, after almost stabilising in the first quarter, continued to shrink in the second, particularly domestic demand, as private consumption aimed to drop, although at a slower year-on-year pace.

The worsening euro zone crisis could dent external demand which has remained dynamic. Portuguese companies are seeking new markets outside Europe (sales to China were 200% higher in the first quarter than in the same period of 2011).

The latest assessment of the Economic and Financial Assistance Programme by the IMF, ECB and the EU said the government was in line with the objectives and implementing the necessary structural reforms, despite the risks to meeting the budget deficit target of 4.5% of GDP given the fall in VAT receipts from lower domestic demand.

Activity

The banking system continued to reduce lending and improve the loan-to-deposit ratio, which reduced the pressure to capture deposits and interest rates on new loans

Santander Totta continued to increase deposits, which at the end of June stood at EUR 23,772 million (+7% y-o-y). Lending declined 7% to EUR 27,289 million, with that to SMEs down 14%, -12% to companies and -4% to individuals. The loan-to deposit ratio was 115%.

Despite the environment, the Bank’s liquidity remains comfortable, as a result of the gradual reduction in the commercial gap, the capacity to generate profits and the pool of assets available, if necessary, to finance itself in the repo market or the ECB.

Results

Net interest income of EUR 300 million was 6.2% lower than in the first half of 2011, due to the reduction in lending and the increased competition in deposits. The appropriate management of spreads and liquidity is reflected in the rise in net interest income in the last two quarters.

Net fee income was EUR 181 million, slightly lower than in the same period of 2011, but 12.2% more than in the second half of last year.

Gains on financial transactions amounted to EUR 77 million, with a significant increase from the repurchase of securities in the first quarter that enabled loan-loss provisions to be strengthened. As a result, gross income rose 11.5% to EUR 585 million.

A tight rein over expenses remained a key element. Expenses were 4.1% less than in the first half of 2011 (-4.5% in personnel, -8.2% in general and +6.2% in amortisations).

Net operating income was 27.0% higher, which even after eliminating the trading gains shows a clear improvement in the trend of the first two quarters of 2012 compared to the last two of 2011.

Loan-loss provisions were EUR 223 million (EUR 73 million in the first half of 2011), due in part to the rise in NPLs from the economic cycle and to their strengthening from trading gains. The NPL ratio increased from 4.59% in March to 5.42% in June and coverage was 53%. In local criteria, Santander Totta’s ratio was significantly lower than the system's, according to the latest available figures.

Profit before tax was EUR 90 million, 46.0% less year-on-year but 4.5 times higher than the second half of 2011 (EUR 20 million).

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INFORMATION BY PRINCIPAL SEGMENTS

Santander Consumer Finance

Attributable profit was 3.6% higher year-on-year after absorbing the higher operating (+6.1%) and funding costs.

Active management of prices with stable volumes and notable growth in new lending in Germany (+10%) and the Nordic countries (+5% in local currency).

Further improvement in credit quality (lower NPLs and higher coverage) which meant reduced needs for provisions.

The attributable profit of Santander Consumer Finance in Continental Europe was EUR 382 million, 3.6% more than in the first half of 2011 and 28.7% higher than the second half. Gross income was flat (+0.3%) and expenses lower (-2.6%). Provisions declined 18.2%.

Strategy

Santander Consumer Finance (SCF) continued to strengthen the pillars of its business model: diversification of the portfolio, leadership in core markets, efficiency, risk control and recoveries, as well as a single pan-European IT platform. The focus was on:

•	Organic growth and cross-selling, backed by brand agreements and greater penetration in the used car segment to offset the fall in new car sales in the countries where the Group operates.

•	Further development of and investment in retail banking in Germany via Santander Retail, strengthening the capturing and linking of customers in order to convert the unit into a universal bank.

•	Consolidating SCF Poland.

Activity

In a context of the fall in consumer credit in the euro zone, particularly in some countries, the area stabilised its portfolio backed by an increase in new loans. Gross lending amounted to EUR 59,387 million, virtually unchanged from the end of 2011. Lending in the Nordic countries rose 9% year-on-year in local currency and 1% in Germany, offsetting the 18% fall in Portugal, 5% in Spain and 9% in Italy.

New lending amounted to EUR 11,246 million (+3% y-o-y). All segments increased, particularly the financing of used cars (+8%) and durable goods (+11%). Financing of new cars was 2% higher, well above the EU sector’s (with new car sales down 7%).

Of note in lending growth was Germany (+10%), the Nordic countries (+5% in local currency) and Spain (+3%), while Italy’s declined 23% and Portugal’s 36%, in line with the fall in new car sales in both markets.

Customer deposits remained virtually unchanged at EUR 32,702 million. Wholesale funding via commercial paper doubled the balance outstanding at the end of 2011, after the push in the first quarter.

The appetite for securitisation of assets from Germany and the Nordic countries remained strong. The first securitisation of Finnish auto loans was completed in the second quarter (EUR 400 million) and new operations amounting to more than EUR 1,500 million were scheduled for the second half.

Customer deposits and medium- and long-term issues, including securitisations, represented 69% of net loans.

Results

Net interest income was more stable (+0.7%) thanks to the positive impact of active management of spreads, which offset the higher cost of funding. Gross income declined 2.1% year-on-year, because of reduced fee income (-8.1%).

Higher expenses (+6.1% y-o-y) were due to the development of Santander Retail in Germany and its restructuring costs. The efficiency ratio was 42.3%.

Loan-loss provisions (-5.0%) reflect the improvement in credit quality: NPL ratio of 3.88% (June 2011: 4.74%) and coverage of 111% (June 2011: 103%).

Attributable profit was 3.6% higher because of the evolution of gross income, costs and provisions.

Poland increased its profit because of reduced needs for provisions. The contribution of the consumer unit in Germany and the Nordic countries (almost two-thirds of the area’s profits) was also solid and due to growing activity and improved credit quality. Lastly, good evolution of the underlying business in Spain compared to greater weakness in Portugal and Italy, in environments of lower revenues and high provisions.

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INFORMATION BY PRINCIPAL SEGMENTS

Poland (BZ WBK)

Consolidated as of April 1, 2011.

Attributable profit of EUR 157 million.

Solid funding structure: loan-to-deposits ratio of 88%.

Strong growth potential due to the favourable macroeconomic climate, solid market presence and management capacity.

Agreement to merge BZ WBK and Kredyt Bank, which will be completed during 2012

Euromoney prize for best bank in Poland.

Strategy

Its business model is retail and commercial banking, including individuals, SMEs and corporations and it has a notable presence in asset management, intermediation of securities and leasing. All of this fits well with Santander and provides a significant growth potential in results in the next few years, both via business as well as synergies.

In February, Banco Santander, S.A. and KBC Bank NV (KBC) announced they had entered into an investment agreement to merge their Polish banking subsidiaries, Bank Zachodni WBK, S.A. and Kredyt Bank,S.A., subject to regulatory approval by the supervisory and competition authorities. This transaction will increase Santander’s presence in Poland and will consolidate it as the third largest bank in the country by number of branches, business volumes, revenues and profits.

This operation enables the Group to develop greater activity in a country with significant potential for banking business: 38.5 million inhabitants, a stable economy (the only EU country not to have suffered a recession in the last decade), which needs to complete its infrastructure and has a low level of “bankarisation” (lending represents around 50% of GDP). The European Bank for Reconstruction and Development has announced its entry as shareholder into Bank Zachodni WBK.

Economic Environment:

The economy grew 3.5% in the first quarter and inflation increased to 4.3% in June. As a result, the central bank raised its interest rates by 25 b.p. to 4.75%. The zloty was volatile against the euro and ended June at PLN 4.25/EUR 1.

Activity

Gross lending at the end of June stood at EUR 9.191 million and deposits at EUR 10.463 million. In local currency, loans grew 13% year-on-year, backed by all segments, while deposits rose 9%. The loan-to-deposit ratio was 88% at the end of June.

Results

Attributable profit was EUR 157 million in the first half, fuelled by solid growth in gross income (EUR 461 million) and an efficiency ratio of 45.2%, which absorbed the rise in provisions in the second quarter.

Compared to the first half of 2011 and in local criteria (for like-for-like comparisons in the period), profit was 8.3% higher. Gross income increased 5.7%, due to net interest income (+13.2%) which, in turn, benefited from greater lending in all segments and higher spreads on deposits. Fee income declined 2.3%, due to the decline in that from foreign currency, asset management and brokerage of securities offset by the sharp rise in fee income from lending and insurance.

Operating expenses were 0.5% lower and net operating income increased 11.4%. Loan-loss provisions were 27.2% higher year-on-year due to some one-off cases and the NPL ratio dropped from 6.43% in June 2011 (first quarter after integrating into the Group) to 4.93% a year later.

Rest of Continental Europe

The rest of businesses (GBM, asset management, insurance and Banif) generated attributable profit of EUR 271 million, 14.1% lower than in the first half of 2011 and largely due to reduced fee income and higher provisions.

Sharp improvement in net interest income, gross income, net operating income and profit over the second half of 2011.

The reason for this was Global Wholesale Banking, which accounts for almost all the profit of the businesses included here. Its attributable profit was 17.5% lower year-on-year, because of lower fee income, due to the reduced activity in this segment of the market. Over the second half of 201, attributable profit was 170% more fuelled by gains on financial transactions, which recorded losses in the third and fourth quarters of 2011of EUR 123 million.

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INFORMATION BY PRINCIPAL SEGMENTS

United Kingdom

Attributable profit of £466 million:

•	Lower revenues (-16.6%) largely due to the impact of historically low interest rates and higher funding costs.

•	Operating expenses flat (+0.4%), absorbing the impact of inflation and continued investment in business.

•	Loan loss provisions 41.6% higher, although stable in the last two quarters.

Lending was flat and deposits were lower (-3%) year-on-year, after reducing high cost balances (both in local criteria).

Better funding structure: £11,754 million of medium-term funding issuances in the first half, while reducing short-term funding.

Euromoney prize for the Best Bank in the UK.

Santander UK posted attributable profit of £466 million, 40.8% higher than in the first half of 2011 when a provision for PPI remediation was recorded. All of this was in the context of weak economic growth, a low interest rate environment and increases in the cost of funding.

Economic environment

GDP grew weakly in 2011 (+0.7%) and fell in both the last quarter of 2011 and the first quarter of 2012 (by -0.3% in each quarter). Inflation was higher than expected in 2011 (4.5% on average) and prices increased at a faster pace than average earnings. This reduction in real average earnings adversely affected both spending and confidence. Since September 2011 the pace of inflation has fallen, to 2.4% in June, its lowest rate since November 2009. The reduction in the pace of inflation should reduce the squeeze on consumers.

The economic environment continued to be uncertain, due especially to a much slower pace of growth in the eurozone affecting UK exporters. The Bank of England maintained the base rate at its record low of 0.5% and also boosted its quantitative easing programme further in February and July to £375,000 million, and jointly with the Treasury launched the new Funding for Lending Scheme (FLS). The FLS is designed to boost lending to the real economy.

Strategy

Santander UK maintained its 13.6% market share in residential mortgages and 9.5% in retail deposits. It continued to widen its range of products and services, for retail and business customers while growth in lending to SMEs remained one of its priorities. The financial and risk strategy in the first half was to focus on enhancing balance sheet strength and stability, in terms of capital, credit risk, funding and liquidity.

Santander UK’s goal is to become a full service, diversified, customer-centred commercial banking franchise. The strategy has three basic principles: focus more on the customer than on the product, business diversification towards a more balanced mix and continued operational efficiency consistent with a good level of customer service.

Santander’s proprietary market-leading IT platform is integral to meeting these goals. An investment of £490 million over the next three years is planned to further improve its functionality and capabilities, at which point the ability to differentiate and grow the businesses faster will be in place.

Santander UK has launched a number of innovative and value added products to boost the UK business. The market leading 1|2|3 credit card since its launch in September 2011, and current account range (March 2012) has been well received by the press and the market and is designed to build closer primary customer relationships.

The 1|2|3 range of products offers valuable rewards for customers using them on a daily basis in return for a monthly fee. The joint marketing strategy of these products has enhanced the rate of take up of both with the added benefit of an enhanced credit risk profile.

Activity

Santander UK focuses its activity and balance sheet on the United Kingdom. Close to 80% of customer loans are prime mortgages for homes in the UK. The portfolio of mortgages is of a high quality, with no exposure to self-certified or subprime mortgages and buy to let loans are less than 1% of assets.

The loan-to-deposit ratio was 131% , in line with that of December and increasing compared to June 2011. This was largely due to an outflow of rate-sensitive deposits in the second half of 2011 and partially offset by deposit inflows generated in the first half of 2012 by the cross tax year campaign.

The following information on activity is in local criteria. Customer loans amounted to £202,901 million, without changes over June 2011 but 2% down from December 2011. This was driven by the strong increase in loans to SMEs (+18%), offsetting the reduction in mortgages and unsecured personal loans. The stock of residential mortgages was 1% lower compared to June 2011 and 2% lower than December 2011.

Gross mortgage lending amounted to £8,713 million, £988 million lower than in 2011. The market share in the first half was 12.9%. New business spreads improved, while the new business loan-to-value (LTV) was 62% and the indexed stock LTV was steady at 53%.

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INFORMATION BY PRINCIPAL SEGMENTS

Loans to SMEs, via the network of regional business centres, kept up their strong pace of growth and amounted to £11,378 million at the end of June, 18% higher than in the same period of 2011. Our market share was 4.7%, 1.0 p.p. better than at June 2011.

The balance of unsecured personal loans (UPLs) was 15% lower than in the same period of 2011 at £2,630 million. During 2011 and until now, this product was being selectively marketed to better risk-adjusted spreads to low risk customers.

Santander UK continued to dispose of non-core assets acquired pre-2008. The assets ended the half year at £5,133 million, a decline of 23% over June 2011 and 76% below December 2008.

Customer deposits £149,321 million were 3% lower than in June 2011, with outflows a result of management’s decision to reduce funding from rate-sensitive retail, private banking and corporate type A customer deposits. This continued in the first half of 2012 but was in part offset by a highly successful ISA season which successfully raised term deposits with an attractive liquidity profile at relatively favourable spreads.

Better funding structure due to the medium-term funding issuance of £11,754 million in the first half of 2012 and a reduction in short-term funding. The issuances cover a wide range of products at attractive rates within the market environment.

The opening of some 448,000 current accounts in the first half of 2012 continued to reflect the success in attracting quality customers with the launch of the 1|2|3 account.

The new current account and the credit card provide incentives to customers through cash-back reimbursements/rebates on purchases and helped to increase openings of credit cards to 356,000, 30% more than in the same period of 2011.

Results

Attributable profit for the half year was £466 million.

Gross income declined from £2,644 million in the first half of 2011 to £2,204 million in the same period of 2012.

Net interest income was 21.6% lower, largely due to the negative impacts of the higher cost of funding (both deposits and wholesale funding) and of sustained low interest rates on product spreads.

These impacts are partly offset by higher gross income in SMEs and companies reflected in growth in loans and deposits volumes and spreads on new loans. Spreads on new mortgage loans are also improving and customers staying on post-introductory rates for longer.

Net fee income was 6.3% higher, due to a new pricing structure for current accounts, launched in the second quarter of 2011 with overdraft interest charges replaced with a flat fee. Income from Corporate Banking and Global Banking and Markets was also higher.

Gains on financial transactions declined 21.8%, due to the impact of lower market activity.

Operating expenses were only 0.4% higher, (2% lower in real terms) absorbing the continued investments in Corporate Banking and Global Banking and Markets. The efficiency ratio was 51.2%, a decrease from the same period of 2011, largely due to weaker revenue.

Loan-loss provisions were 41.6% higher over the first half of 2011, although stabilising in the second quarter, (figure similar to that of the first quarter 2012).

The NPL ratio was 1.83%, and remained stable in the last twelve months. (1.81% in June 2011).

The stock of residential properties in possession remained very low (0.06% of the total portfolio, in line with the first half of 2011. In general, our performance in retail mortgages was better than that of the sector, according to the Council of Mortgage Lenders (CML).

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INFORMATION BY PRINCIPAL SEGMENTS

Latin America (changes in local currency)

Gross income rose 13.6% to a new quarterly record, based on net interest income and net fee income, the main drivers of profits.

Pre-provision profit was 17.4% higher.

Loan-loss provisions increased 43.9% because of higher lending and deterioration of the system’s NPLs.

Dynamic activity in all countries. Lending grew 11% and deposits 4%.

Santander generated attributable profit of EUR 2,240 million in the first half of 2012, 8.8% less (-6.6% in local currency). On a like-for-like basis (sale of the unit in Colombia and insurers and higher minority interests in Brazil and Chile), attributable profit was 0.9% more.

Economic environment

The growth rate of the economies in which Santander operates continued to decelerate in the first quarter to 2.9% year-on-year on average for the region from 3.1% in the fourth quarter of 2011. Several countries were not part of this trend, as they registered slight growth in their GDP.

Inflation in the second quarter continued the path of containment begun in the first quarter. Chile led the decline in inflation, with reductions of more than a full percentage point between the first and second quarters of 2012. Mexico, however, rose its consumer price index to 4.3% in June, the underlying inflation remained at 3.5% and is expected to be held below 4%, within the central bank’s target range . The region’s average inflation eased to 5.1% in June, stable with respect to the first quarter of 2012.

After the relative stabilisation of financial markets in the first quarter, volatility returned to dominate the second quarter, sparking significant depreciations of Latin American exchange rates against the dollar of 6.8% on average. The central banks of Brazil and Mexico intervened in the forex markets, but only in order to put a brake on currency volatility and with no specific targets in mind. The stock of international reserves was not affected by the adverse market situation, and it continued to rise to more than $700 billion (+$46 billion since the end of 2011).

One of the main effects of the weakening of the global economy on Latin America is the slower pace of export growth, which in some countries is negative in year-on-year terms. Mexico is the exception as it is benefiting from the upturn in the US economy, hence, registering a rise in exports.

Although imports are also slowing down, they are doing so to a lesser degree and so trade balances remain in surplus but less so. The region’s external position is still very healthy. The current account deficit is expected to be less than 2% of GDP in 2012, less than that for estimated foreign direct investment inflows.

The evolution of the public sector was also favourable, as governments are not making use of fiscal stimulus policies and are just letting the automatic stabilisers do their work. The region’s fiscal deficit was less than 2.5% of GDP in 2011.

Despite the volatile situation in international markets, the region’s financial systems show no signs of weakening.

In the countries where Santander operates (Brazil, Mexico, Chile, Argentina, Uruguay, Peru and Puerto Rico), banking business continued to grow (+16% y-o-y). Lending rose 18%, excluding the exchange rate impact. Loans to individuals increased at a faster pace (18%) than in 2011 (credit cards: +19%; consumer credit: +13%; mortgages: +24%) and lending to companies and institutions rose 17%.

Savings continued to grow (+14%), with demand deposits up 14% and time deposits 11%. In general terms, Brazil’s financial system continued to grow the fastest, followed by Mexico and Chile.

Because of their impact on business and on converting figures into euros, the evolution of interest rates and exchange rates is commented on:

•	Medium- and short-term interest rates, based on the region’s average weighted rate, dropped between the first half of 2011 and the same period of 2012.

•

The evolution of results in euros is affected by average exchange rates. Latin American currencies depreciated against the dollar between the first half of 2011 and the same period of 2012, while the dollar, the reference currency in Latin America, appreciated 8.2% against the euro. In average terms, the Brazilian real fell against the euro from 2.29 to 2.41, the Mexican peso from 16.7 to 17.2 and the Chilean peso appreciated from 667 to 638.

Strategy in 2012

The Bank’s strategy is centred on continuing to transform business in order to create better value for our customers. Our retail banking model is focusing even more on customer relations and linkage. Management in the first half concentrated on growth in fee-generating businesses, liquidity and the whole cycle of risks and better efficiency.

At the end of June, Grupo Santander had 5,991 branches and points of attention in Latin America and 27,779 ATMs.

The total number of customers was 42 million. Grupo Santander has the largest financial franchise in the region (almost double that of its nearest competitor).

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INFORMATION BY PRINCIPAL SEGMENTS

Activity and results

The main points in the first half are set out below. All year-on-year percentage changes exclude the exchange rate impact.

•	Lending in Latin America increased 11% over June 2011. Cards increased 21%, mortgages 11% and consumer credits 12%. Commercial credit (companies in all their range and institutions) grew 13%.

•	Deposits (including letras financieras in Brazil) increased 4% year-on-year. Mutual funds declined 6% year-on-year.

•	The Group’s market share in the countries where it operates is 11.7% in lending, 10.0% in deposits and 9.7% in overall business.

•	Net interest income rose 19.4% year-on-year, due to higher volumes and optimum management of spreads.

•	Fee income increased 3.9%, with that from transaction banking up 11.6%, from administration of accounts 10.2% and 6.8% from cards. Income from mutual funds was 6% higher.

•	Basic revenues increased 15.7%.

•	Gains on financial transactions dropped 20.6% year-on-year, due to the lack of non-recurring profits.

•	Gross income rose 13.6% year-on-year.

•	Operating expenses grew 7.6%, due to new business projects and renegotiating commissions and collective bargaining agreements. Costs were virtually flat over the first quarter of 2012.

•	The efficiency ratio improved to 36.6% and net operating income was 17.4% higher (+5.9% over the first quarter).

Main focuses in 2012

1	Emphasis on generating revenues with dynamic retail banking and management of spreads.

2	Balanced growth of the balance sheet, focusing on deposits, particularly those from individuals.

3	Efficient use of capital and comfortable ratios in relation to regulatory requirements.

4	Prudent focus on business risks with intense management of early NPLs and their recovery.

5	Optimisation of the installed capacity and enhanced efficiency: -1.9 p.p. in twelve months.

•	Loan-loss provisions increased 43.9%, as a result of the double-digit growth in lending, the moderate rise in NPLs in some markets and a rigorous and prudent policy in provisions. Coverage was 90%.

•	Profit before tax fell 0.9% due to the larger loan-loss provisions.

•	Higher taxes and minority interests (sale of equity stakes in Brazil and Chile) left attributable profit 6.6% lower than in the first half of 2011.

•	Retail Banking’s net profit, driven by gross income (+15.9% y-o-y) which did not offset the larger provisions, dropped 0.4%. Global Wholesale Banking’s net profit was 2.6% lower.

FINANCIAL REPORT 2012 / JANUARY – JUNE	41

INFORMATION BY PRINCIPAL SEGMENTS

Latin America. Maint units

EUR Million

	Brazil			Mexico			Chile
	H1’12	H1’11	Var (%)	H1’12	H1’11	Var (%)	H1’12	H1’11	Var (%)
Income statement
Net interest income	6,688	5,850	14.3	957	810	18.1	847	746	13.4
Net fees	1,592	1,650	(3.5)	344	307	12.2	224	220	1.9
Gains (losses) on financial transactions	393	472	(16.7)	35	110	(68.2)	57	60	(4.4)
Other operating income (1)	(57)	(116)	(51.2)	(14)	(1)	938.4	8	31	(73.8)
Gross income	8,617	7,855	9.7	1,323	1,226	7.9	1,135	1,056	7.5
Operating expenses	(2,932)	(2,887)	1.6	(497)	(467)	6.2	(443)	(391)	13.2
General administrative expenses	(2,666)	(2,583)	3.2	(438)	(413)	6.2	(398)	(347)	14.8
Personnel	(1,484)	(1,432)	3.6	(253)	(235)	7.9	(250)	(218)	14.6
Other general administrative expenses	(1,181)	(1,151)	2.6	(185)	(178)	3.8	(148)	(128)	15.2
Depreciation and amortisation	(267)	(303)	(12.1)	(58)	(54)	6.8	(45)	(45)	0.8
Net operating income	5,684	4,969	14.4	826	758	8.9	692	665	4.1
Net loan-loss provisions	(3,225)	(2,300)	40.2	(179)	(157)	14.1	(245)	(160)	53.0
Other income	(468)	(500)	(6.3)	27	(7)	—	(15)	5	—
Profit before taxes	1,991	2,168	(8.2)	674	595	13.4	432	510	(15.2)
Tax on profit	(510)	(507)	0.5	(117)	(108)	8.9	(56)	(62)	(8.9)
Profit from continuing operations	1,481	1,661	(10.9)	557	487	14.4	376	448	(16.0)
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—
Consolidated profit	1,481	1,661	(10.9)	557	487	14.4	376	448	(16.0)
Minority interests	329	281	17.3	1	1	15.7	116	99	17.5
Attributable profit to the Group	1,152	1,381	(16.6)	556	486	14.4	260	349	(25.5)

Balance sheet
Customer loans (2)	75,963	73,320	3.6	20,454	17,722	15.4	29,074	25,555	13.8
Trading portfolio (w/o loans)	11,149	14,407	(22.6)	16,151	14,772	9.3	1,768	3,360	(47.4)
Available-for-sale financial assets	16,204	24,596	(34.1)	3,259	2,775	17.4	2,861	4,402	(35.0)
Due from credit institutions (2)	10,688	10,134	5.5	5,777	5,795	(0.3)	2,798	2,713	3.1
Intangible assets and property and equipment	3,061	3,773	(18.9)	309	374	(17.4)	360	332	8.7
Other assets	33,394	44,696	(25.3)	4,356	4,820	(9.6)	4,284	2,534	69.0
Total assets/liabilities & shareholders’ equity	150,458	170,927	(12.0)	50,306	46,257	8.8	41,146	38,895	5.8
Customer deposits (2)	69,095	78,188	(11.6)	26,033	20,824	25.0	23,228	18,829	23.4
Marketable debt securities (2)	19,197	14,553	31.9	1,301	2,209	(41.1)	5,539	5,558	(0.3)
Subordinated debt (2)	4,441	4,547	(2.3)	—	—	—	1,354	1,124	20.4
Insurance liabilities	—	8,980	(100.0)	—	456	(100.0)	—	349	(100.0)
Due to credit institutions (2)	20,301	27,218	(25.4)	8,896	9,460	(6.0)	4,970	5,063	(1.8)
Other liabilities	25,025	25,954	(3.6)	9,776	8,792	11.2	3,794	5,609	(32.4)
Shareholders’ equity (3)	12,399	11,488	7.9	4,299	4,516	(4.8)	2,261	2,364	(4.3)
Other customer funds under management	39,172	49,756	(21.3)	10,453	10,933	(4.4)	5,126	4,757	7.8
Mutual funds	36,066	45,397	(20.6)	10,453	10,698	(2.3)	5,126	4,675	9.6
Pension funds	—	—	—	—	—	—	—	—	—
Managed portfolios	3,106	3,791	(18.1)	—	—	—	—	—	—
Savings-insurance policies	—	567	(100.0)	—	235	(100.0)	—	82	(100.0)
Customer funds under management	131,905	147,043	(10.3)	37,787	33,966	11.2	35,246	30,267	16.5

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

Latin America. Income statement

EUR Million

	Gross income			Net operating income			Attributable profit
	H1’12	H1’11	Var (%)	H1’12	H1’11	Var (%)	H1’12	H1’11	Var (%)
Brazil	8,617	7,855	9.7	5,684	4,969	14.4	1,152	1,381	(16.6)
Mexico	1,323	1,226	7.9	826	758	8.9	556	486	14.4
Chile	1,135	1,056	7.5	692	665	4.1	260	349	(25.5)
Argentina	585	430	36.1	307	220	39.6	148	138	6.9
Uruguay	115	76	51.3	38	19	102.2	24	10	138.4
Puerto Rico	184	167	9.8	92	84	9.7	24	17	45.8
Rest	109	154	(29.3)	22	35	(37.6)	5	12	(58.2)
Subtotal	12,067	10,965	10.1	7,662	6,750	13.5	2,169	2,393	(9.4)
Santander Private Banking	162	143	13.7	93	81	15.1	72	65	10.9
Total	12,230	11,107	10.1	7,755	6,831	13.5	2,240	2,457	(8.8)

42	JANUARY – JUNE / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Brazil (changes in local currency)

Greater activity and management of spreads led to growth of 16.3% in basic revenues.

Expenses rose 7.0% because of the greater distribution capacity and the signing of the collective bargaining agreement in the second half of 2011.

Net operating income rose 20.5%.

Larger provisions from the growth in lending and the moderate rise in NPLs in the banking system.

Lending grew 18% and deposits including letras financieras 6%.

Santander Brazil posted attributable profit of EUR 1,152 million, 16.6% less than in the first half of 2011 (-12.1% in local currency), affected by higher minority interests. Excluding this, profit before tax declined 3.3% in local currency.

Gross income continued its upward trend (+5.9%) and expenses grew at a slower pace (-0.4%) over the first quarter of 2012. Pre-provision profit was 9.3% higher.

Santander Brazil is the third largest private sector bank in terms of assets and the leading foreign bank, with a market share of 10.3% in lending. It operates in the main regions of the country, with 3,784 branches and points of banking attention, 18,126 ATMs and 26.3 million customers, 20.0 million of whom have current accounts.

Economic environment

Economic activity was less dynamic, partly due to the international crisis. Industrial output continued to fall, which led to some government actions in the car sector and acquisition of capital goods via the reduction of taxes and extension of maturities.

The unemployment rate in May was 5.8%. Real incomes rose 4.9% in the last 12 months. In the first four months of 2012, 702,000 new jobs were created.

Inflation was 4.9% in June, a slightly lower rate. The government announced changes to the way interest rates are regulated in savings banks, with a view to allowing further cuts in the Selic rate.

The central bank continued to lower the rate which stood at 8% in July (a historic low rate), down from 9.75% in March and 9% in April.

The year-on-year pace of lending (+19% to May) softened. The growth for Brazilian private sector banks was 11%, 17% for foreign banks and 26% for state banks.

Strategy

The strategy is based on the following objectives:

•	Be the best bank in quality of service, backed by the strength of the IT platform. This has improved according to the latest complaints ranking of the central bank.

•	Intensify relations with customers improving infrastructure (100 new branches were opened in the last twelve months) within the 2011-2013 target.

•

Strengthen business in key segments. The SMEs portfolio increased 29% year-on-year. In cards, the bank has 45 million credit and debit cards and continues to sign commercial agreements (Vivo, Raizen, etc.). In acquiring business, the bank has a leadership position and the focus on real estate lending and consumer is maintained, in addition to boosting cross-selling.

•	Continue to construct and strengthen the Santander brand in Brazil.

•	All of this accompanied by prudent risk management.

In the acquiring business, Santander Brazil was the first bank to combine them with banking services, offering a very attractive product for SMEs. The results continued to be positive. In June, the bank reached 324,000 shops, meeting the target for the whole 2012.

The balances of credit cards at the end of June were 25% higher than a year earlier and market share reached 13.1%. In auto finance for individual clients, volumes increased 14% in a year and were spurred by agreements (Hyundai, Renault, Nissan, Peugeot, etc). Market share was 16%.

As part of the strategy to make Santander Brazil the best and most efficient universal bank in the country, improvements were made to the telephone attention centres for individuals and companies. This enabled the bank to improve its position in the central bank’s ranking of complaints and no longer be among the five worst banks.

FINANCIAL REPORT 2012 / JANUARY – JUNE	43

INFORMATION BY PRINCIPAL SEGMENTS

Activity

Lending growth remained high (+18% y-o-y) and in all segments:

•	Individuals: +18%.

•	Consumer finance (vehicles): +14%.

•	SMEs: +29%.

•	Large companies: +19%.

Lending growth, however, slowed in the second quarter, in line with the market’s trend. The increase in loans to individuals and SMEs was partly offset by the drop in that to companies.

Deposits were 3% lower, although including letras financieras, an instrument that gives greater stability to the capturing of funds, they rose 6% and mutual funds declined 9%.

The market share in loans was 10.3% (12.2% in unrestricted lending) and 7.6% in deposits.

Results

Gross income (all changes in local currency) maintained the trend of continuous growth and was 15.5% higher year-on-year at EUR 8,617 million.

The main component of growth was net interest income, which has increased every quarter since December 2007. It rose 20.4% year-on-year, spurred by larger volumes and management of spreads.

Net interest income over average total assets improved from 7.28% in the first half of 2011 to 8.48% in the same period of 2012.

Fee income rose 1.6%, backed by mutual funds and cards, which increased by 10.5% and 24.3%, respectively.

Gains on financial transactions were EUR 393 million (-12.2% year-on-year).

Operating expenses grew 7.0% year-on-year. This was due to investments and new branches (+100 traditional branches in 12 months), the new IT platform and the signing of the collective bargaining agreement in the second half of 2011.

Net operating income rose 20.5% to EUR 5,684 million in the first half, following EUR 2,969 million generated in the second quarter (9.3% more than in the first quarter).

The efficiency ratio was 34.0%, an improvement of 2.7 percentage points over the first half of 2011 and 2.1 p.p. over the first quarter of 2012.

Provisions for loan losses were 47.7% higher, due to the increase of 18% in lending balances and a moderate rise in the NPLs of individual borrowers, mainly in consumer products and cards in a favourable macroeconomic scenario. The NPL ratio was 6.51% and coverage 90%.

Attributable profit amounted to EUR 1,152 million, 12.1% less than in the first half of 2011 because of higher minority interests.

Retail Banking’s attributable profit was 15.1% lower year-on-year and that of Asset Management and Insurance was down 26.4%, while Global Wholesale Banking’s was 1.2% lower. Profit before tax declined 3.9% in Retail Banking and 15.9% in Asset Management and Insurance, while that of Global Wholesale Banking was 0.8% higher.

44	JANUARY – JUNE / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Mexico (all changes in local currency)

Profits rose 17.8%.

Basic revenues continued to accelerate (+20.0% over the second half of 2011).

Efficiency improved (0.6 p.p.), thanks to stronger revenues (+11.1%) and expenses moderated (+6.9% over the second quarter of 2011).

Provisions rose in line with lending growth and the NPL ratio remained below the sector’s average.

Activity remained strong: deposits increased 19% and loans 15%, with gains in market share.

Awarded Best Bank in Mexico by Euromoney.

Attributable profit was 14.4% higher year-on-year at EUR 556 million (+17.8% in local currency). Results improved in quality and recurrence. Basic revenues increased 20.0%, with double digit growth in net interest income, gross income and net operating income and profits.

Santander is the third largest banking group in Mexico by business volume, with a market share in loans of 16.4% and 15.1% in savings. It has 1,125 branches and 9.5 million customers.

Economic environment

Year-on-year GDP growth of 4.6% in the first quarter (+3.9% in the fourth quarter of 2011). The pace of job creation also accelerated to 4.6% in April (684,000 new jobs in twelve months).

Inflation was 4.3% and above the central bank’s target band. The peso depreciated against the dollar during the second quarter to around 14 pesos/$1. The stock of international reserves rose to $162.7 billion in April.

In July Mexico held presidential and legislative elections. The PRI’s candidate, Enrique Peña Nieto, obtained the majority in the presidential elections. No party has an absolute majority in the Chamber of Deputies or Senate.

The financial system remained solid, liquid and with good risk quality indicators. The international environment has not hit banking activity, which continued to be dynamic. Lending grew 14% (spurred by buoyant consumption) and savings 11%.

Strategy

The strategy of greater development of retail banking, particularly with individual customers and SMEs, remained. With clients, the focus is on boosting relations with them, particularly the higher income segment, as well as to capture clients in our target markets.

Good results were achieved in the first half in priority segments and businesses. For example, Santander consolidated its position as the bank for SMEs, with a clear and differentiated customer attention and credit model. In mortgages, the bank is the leader in granting them to the medium income and property segment: one in every three mortgages is granted by Santander. This strategy includes a strong focus on multi-channelling, efficiency and risk management.

Activity

Lending grew 15% year-on-year. Consumer credit grew 33%, cards 29%, mortgages 9% and commercial credit 14%.

Savings increased 11% year-on-year, with demand deposits up 32%, time deposits 4% while mutual funds declined 3%.

Results

Gross income increased 11.1% year-on-year and net interest income 21.7%. Fee income rose 15.6%, with a positive performance in insurance (+30.4%), administration of accounts (+23.2%) and a drop from cards and foreign trade. Fee income from mutual funds hardly changed.

Growth in operating expenses slowed and was 2 p.p. less than in the first quarter. The 9.4% rose over the first half of 2011 was due to new business projects and greater installed capacity. Provisions rose 17.5%, maintaining the risk premium at very low levels.

Attributable profit, after provisions and taxes, was 17.8% higher at EUR 556 million. Retail Banking’s increased 21.8%, largely thanks to gross income. Global Wholesale Banking’s profit increased 17.2%, due to good results from markets and client treasury.

The efficiency ratio was 37.5%, the recurrence ratio 78.4% and ROE 25.7%. The NPL ratio (1.64%) and coverage (183%) continued to be of high quality and evolve well year-on-year.

FINANCIAL REPORT 2012 / JANUARY – JUNE	45

INFORMATION BY PRINCIPAL SEGMENTS

Chile (all changes in local currency)

Basic revenues rose 6.1% year-on-year

Operating expenses (+8.4%) were affected by the signing of the collective bargaining agreement.

Loan loss provisions rose 46.4% year-on-year, in line with the system, but growth was slower in the second quarter.

Year-on-year comparison for profits affected by higher provisions and the negative perimeter impact (minority interests and sale of insurers) of 15 p.p.

Lending rose 6% and deposits 15%.

Attributable profit was EUR 260 million, 25.5% less than in the first half of 2011 (-28.7% in local currency). On a like-for-like basis and excluding the perimeter impact, the decline in local currency was 14.1%, impacted by provisions, as net operating income was flat (-0.4%).

Santander is the largest financial group in Chile in terms of assets. It has 499 branches and more than 3.5 million customers and market shares of 19.6% in loans and 17.5% in savings.

Economic environment

The economy grew more strongly than expected in the first quarter (+5.6% y-o-y compared to +4.5% in the fourth quarter of 2011). Both investment and private consumption grew at high rates, while external demand also made a positive contribution to GDP growth.

Inflation eased significantly in the second quarter to 2.7% in June from 4% in the first months of the year. The central bank held its benchmark rate at 5% after cutting it by 25 b.p. in January.

Lending rose 16% in the last 12 months, spurred by consumer credit and loans to companies. Savings increased 12%, a little higher because of the rise in time deposits.

Strategy

The strategy focused on maintaining market leadership in a context of strong pressure on spreads, due to increased competition and tougher market regulation.

The priorities are to develop new customer attention models and value offers for the key segments, with a strong focus on greater customer linkage. A new commercial intelligence tool (CRM) was launched which will improve customer management. Risk management remained prudent.

Activity

The focus was on retail deposits to replace those from institutions. The banks’ deposits grew 15% in the first half, with demand ones up 3% and time 22%. Mutual funds, on the other hand, reversed the downward trend.

Lending increased 6% year-on-year, with credit cards up 5%, mortgages 6%, consumer 4% and commercial credit 5%.

Results

In results (and always in local currency), gross income rose 2.9% year-on-year. Net interest income increased 8.6%, spurred by better prices.

Fee income was 2.5% lower, with a good performances of foreign trade (+11.7%) while that from insurance dropped 14.4%, due to regulatory changes, from cards declined 4.9% and mutual funds 18.5%. Gains on financial transactions were 8.5% lower, impacted by extraordinary results in the first half of 2011.

Operating expenses rose 8.4% year-on-year, higher than inflation (2.7% in June), due to the collective bargaining agreement and the increased cost of renting branches.

Net loan-loss provisions were 4.3% lower over the first quarter (+46.4% y-o-y), in line with the system and our main competitiors.

Attributable profit was 28.7% lower at EUR 260 million.

By segments, Retail Banking’s was 24.2% lower, Global Wholesale Banking’s -28.4% and Asset Management and Insurance -57.2%.

The efficiency ratio was 39.0%, still a benchmark in the market, the recurrence ratio 56.3% and ROE 22.0%. The NPL ratio was 4.65% and coverage 64%.

46	JANUARY – JUNE / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Argentina

Attributable profit was EUR 148 million, 6.9% higher year-on-year (both in euros and in local currency).

Santander Río is one of the country’s leading banks, with market shares of 8.8% in lending and 9.5% in savings. It has 369 branches and 2.5 million customers.

The economy shows greater signs of slowing down. GDP growth is forecast at 2.4% for 2012.

Inflation is still at around 10%, while interest rates rose in the second quarter of 2012 (Badlar rate of private banks over 13% compared to 11-12% in the first quarter). The peso depreciated 8% against the dollar in the second quarter and 3% in the first half. International reserves have risen by $600 million since the end of 2011 to $47 billion in May.

The banking system is strong (NPL ratio of 1.7% and coverage of 146%) and has high levels of liquidity and a capital ratio of 16.3% (in May . Savings rose 27% and lending 36%.

Grupo Santander maintained the strategy of maximising the franchise through greater linkage and customer transactions.

The customer attention model continued to be fine-tuned, enhancing the quality of service and satisfaction as a way to generate greater linkage and loyalty. The whole risk cycle continued to be managed rigorously, enabling us to maintain good NPL and coverage ratios.

Lending growth slowed a little, though it was still 23% higher year-on-year, while savings increased 19%.

In local currency, gross income rose 36.2% year-on-year, driven by net interest income (+48.4%) and fee income (+26.2%). Operating expenses rose 32.5%, due to inflation, the growth in transactions and the larger number of branches (+26 in a year). Net operating income increased 39.7% and attributable profit 6.9% because of higher provisions, arising from a one-off charge for a corporate company. The efficiency ratio was 47.6%, the recurrence ratio 86.3% and ROE 40.5%. The NPL ratio was 1.67% and coverage 141%.

Uruguay

Attributable profit was EUR 24 million, 128.8% higher in local currency, partly due to the purchase of a consumer finance unit in August 2011. Gross income rose 45.2%, driven by net interest income and fee income. Expenses increased 29.0% and provisions 66.6%, though from a small base.

Santander is the largest private sector bank in the country in terms of branches (83) and business (market share of 18.0% in lending and 15.7% in deposits) and has 239,000 customers.

The economy grew 4.2% in the first quarter of 2012 (3.5% in the fourth quarter of 2011). Domestic demand will slow down after the high growth of the last two years and exports decelerate due to the weakening of the global economy.

Inflation was 8% in March, far from the central bank’s target range of 4%-6%, which decided to held its benchmark rate at 8.75% at its June meeting. The peso depreciated 10% against the dollar in the second quarter and international reserves increased from $10.3 billion at the end of 2011 to $12.1 billion in June, underscoring the country’s solid position.

In local currency, lending rose 34% and deposits 29%.

The Group is focusing on capturing more retail banking customers and linkage, particularly high and medium income customers.

Lending rose 59% year-on-year and deposits 26%.

The efficiency ratio is 66.7% and the recurrence ratio 31.8%. The NPL ratio is very low at only 0.64% and coverage is very high at 460%.

Puerto Rico

Attributable profit was EUR 24 million (+34.7% y-o-y in dollars). Net operating income was 1.3% higher because of gross income (+1.5%) and costs (+1.7%). Loan-loss provisions declined 15.2%.

Santander Puerto Rico has 121 branches, 504,000 customers and market shares of 10.6% in loans, 12.5% in deposits and 22.0% in mutual funds.

The financial system registered an increase in savings although it continued with its deleveraging process. Savings rose 7% year-on-year and loans dropped 3%.

In this context, the Group’s business performed well and the bank stood out for its profitability, good credit quality, the product of rigorous risk management (solvent borrowers) and adequate capital ratios and solid liquidity indicators.

The efficiency ratio is 49.9% and the recurrence ratio 44.0%. The NPL ratio is 9.05% and coverage 57%.

Perú

Activity is focused on companies and tending to the Group’s global customers. Attributable profit was EUR 7 million in the first half, up from EUR 5 million in the same period of 2011, due to higher net interest income and fee income.

FINANCIAL REPORT 2012 / JANUARY – JUNE	47

INFORMATION BY PRINCIPAL SEGMENTS

United States

Santander US includes retail banking, via Sovereign Bank, and consumer finance business through its stake in Santander Consumer USA (SCUSA).

Sovereign Bank obtained the licence in January to become a national bank, enabling it to sell more products to more customer segments.

Attributable profit was $591 million, 18.5% lower year-on-year because of the reduced stake in SCUSA, as Sovereign Bank’s results were 0.9% higher.

Its commercial focus is reflected in core lending (+8%) and deposits (+2%).

The NPL ratio and coverage improved for the 10th consecutive quarter.

The perimeter of Santander US corresponds to Santander Holdings USA (SHUSA), a bank holding company with two distinct lines of business: retail banking, via its subsidiary Sovereign Bank, and consumer finance business through its stake in Santander Consumer USA Inc. (SCUSA).

Sovereign Bank is a national bank with a strong presence in the northeast of the US. SCUSA is based in Dallas and specialises in consumer finance, mainly cars, in the non-prime segment.

On December 31, 2011, SCUSA increased its capital to allow in new shareholders. This reduced Grupo Santander's stake from 91.5% to around 65%. SHUSA also signed with these shareholders a contract of partners under which, among other things, they were given representation on the board of SCUSA and a voting system was established so that strategic, financial and operating and other significant decisions associated with the ordinary management of SCUSA are subject to the joint approval of Grupo Santander and said shareholders. As a result, SCUSA is subject to the joint control of all of them and the Group no longer consolidates the company. Instead its stake in it is recorded by the equity accounted method.

In order to be able to compare properly Santander US results with those of 2011, the results of SCUSA were restated on the basis of the equity accounted method (with a stake of 91.5%). In the information published in 2011, these results were integrated into Santander Consumer Finance in Continental Europe.

Santander US posted an attributable profit of $591 million in the first half, 18.5% less than in the same period of 2011 and impacted by the reduced stake in SCUSA as Sovereign Bank’s profits ($362 million) were slightly higher (+0.9%).

Economic environment

Sovereign conducted its activity in an environment of moderate growth, fuelled by consumer business and the housing sector, although the latest indicators point to a slight slowdown. In this environment, the Fed held its low interest rates and implemented other unconventional stimulus measures.

The first quarter figures for banks showed stable loans to companies (-0.3% over the fourth quarter, including real estate). Consumer loans, after being stable for several quarters, fell 3% in the first quarter. In deposits, the flow continued into those of the greatest availability (+1% over the fourth quarter) from time deposits (-2%).

Of note in auto finance was that car prices held up, reflecting the improvement in the demand for new and used cars. These positive conditions will be softened by the greater competition in this market and the consequent normalisation of prices.

Strategy

Sovereign Bank, with 723 branches, 2,196 ATMs and more than 1.7 million customer-households, is developing a business model focused on retail customers and companies. Its activity, close to $100 billion, is carried out in the northeast of the US, one of the country’s most prosperous areas, where it has significant market shares.

The conversion of Sovereign into a national bank in the first quarter of 2012 was followed in the second quarter by the migration to the Group’s IT system (Santander IT Core) of the systems for deposits, consumer loans, payments and internal transfers. This technological improvement, combined with the change in the charter, will convert a mainly single product bank into a retail franchise with a full range of products, improving both the offer capacity as well as the penetration of customer segments.

These factors, along with rigorous control of risks and optimisation of cost structures, are the foundations of Sovereign Bank for generating consistent results in line with the targets set for 2012 in a low activity environment.

The strategy of Santander Consumer USA is to continue the origination, purchase and securitisation of credits for new and used cars and work vehicles generated by brand dealers for customers with non-prime risk profiles. Diversification initiatives in consumer business are assessed regularly.

Sovereign Bank

US$ Million

			Variation
	H1’12	H1’11	Amount	(%)
Gross income	1,507	1,492	15	1.0
Net operating income	769	841	(71)	(8.5)
Attributable profit to the Group	362	359	3	0.9

48	JANUARY – JUNE / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

SCUSA also developed a platform of direct credits to clients via Internet (Roadloans.com) and a very efficient instant approval operation of portfolio servicing to other companies with prime to non-prime portfolios, whether in purchase operations or service for third parties.

Activity

Sovereign Bank, taking advantage of the new charter enabling it to expand, made progress in the first half in developing new businesses and products.

The integration of new GBM teams boosted activity, reflected in growth in volumes (46% since the end of 2011) and in revenues (the first half of 2012 already surpassed the whole 2011 in this segment).

In the companies segment, the creation in the fourth quarter of 2011 of two new sectors (energy and technology), together with the experience in real estate, enabled the number of customers to keep on growing. Of note was the growth in commercial and industrial loans (+8% since the end of 2011).

In the retail segment further steps were taken to develop the franchise, combining the capturing of new staff with improving, via the STARR programme, the skills of current employees. This programme had already been implemented in 50% of the branches by the end of June. Alternative channels such as ATMs, online banking and call centres, key elements for Sovereign Bank’s growth, were also developed.

Loans and funds increased. In dollars, lending rose 4% over the end of 2011 and 6% year-on-year (8% excluding the non-strategic portfolio). The improvement in the composition of the portfolio combined with strict risk management produced a further fall in the NPL ratio to 2.27% and an increase in coverage to 113%.

Customer deposits rose 2% year-on-year. The increase in deposits, together with management of loans and wholesale borrowings, reduced the cost of funding by 27 b.p. over the first half of 2011.

SCUSA continued to notch up records in new lending and maintain spreads. This evolution coupled with the incorporation of a new portfolio at the end of 2011, produced 16% growth year-on-year in lending.

Results

As a result of the change in the method for consolidating SCUSA, 2011’s results were restated by the equity accounted method (at 91.5% stake).

The attributable profit of Santander US was $591 million, 18.5% less than in the first half of 2011. The higher profit of Sovereign Bank (+0.9% to $362 million) was offset by the lower contribution of SCUSA (-37.5% to $229 million).

The evolution of Sovereign Bank is underpinned by more stable revenues and lower provisions resulting from enhanced credit quality.

Net interest income (-6.0% y-o-y) was impacted by lower long-term interest rates and the reduction of the non-strategic portfolio. Fee income dropped 5.6% after absorbing significant regulatory impacts.

Gross income was 1.0% higher than the first half of 2011, fuelled by better performance of gains on financial transactions and other revenues, as a result of higher origination and mortgage sales and also greater market activity from wholesale clients.

Expenses grew 13.4%, reflecting the investments in technology, the sales teams and the regulatory compliance needed to take advantage of the new status of a national bank. Net loan-loss provisions (-22.7%) underscored the improvement in credit quality, lower NPLs and higher coverage.

The lower contribution of SCUSA in the first half was due largely to two effects. On the one hand, the reduction in the Group’s stake to 65% at the end of 2011 (reducing the contribution by $103 million). On the other, the release of provisions in the first quarter of 2011 as a result of the better evolution of the portfolios previously acquired.

In local criteria, SCUSA offered solid trends in the quarter: higher revenues from larger volumes, as well as expenses and provisions in line with the greater activity and the forecasts of economic slowdown. Net profit for the first half of 2012, excluding the provisions’ release at the beginning of 2011, was 0.8% lower y-o-y and 5.4% higher over the second half of 2011.

FINANCIAL REPORT 2012 / JANUARY – JUNE	49

INFORMATION BY PRINCIPAL SEGMENTS

Corporate Activities

EUR Million

	H1’12	H1’11	Variation Amount	(%)
Income statement
Net interest income	(1,128)	(1,125)	(3)	0.3
Net fees	(22)	(8)	(14)	173.8
Gains (losses) on financial transactions	254	85	170	200.8
Dividends	24	21	2	11.2
Income from equity-accounted method	(34)	2	(36)	—
Other operating income/expenses (net)	57	75	(18)	(24.0)
Gross income	(850)	(950)	101	(10.6)
Operating expenses	(477)	(452)	(25)	5.5
General administrative expenses	(418)	(391)	(28)	7.1
Personnel	(149)	(158)	9	(5.5)
Other general administrative expenses	(270)	(233)	(36)	15.6
Depreciation and amortisation	(58)	(61)	3	(4.8)
Net operating income	(1,326)	(1,402)	76	(5.4)
Net loan-loss provisions	(26)	19	(45)	—
Other income	(283)	(330)	46	(14.1)
Ordinary profit before taxes	(1,636)	(1,714)	77	(4.5)
Tax on profit	141	285	(144)	(50.4)
Ordinary profit from continuing operations	(1,495)	(1,429)	(66)	4.6
Net profit from discontinued operations	(0)	—	(0)	—
Ordinary consolidated profit	(1,495)	(1,429)	(66)	4.6
Minority interests	(29)	4	(33)	—
Ordinary attributable profit to the Group	(1,466)	(1,433)	(33)	2.3
Net capital gains and provisions	(1,304)	—	(1,304)	—
Attributable profit to the Group	(2,770)	(1,433)	(1,337)	93.3

Balance sheet
Trading portfolio (w/o loans)	8,460	5,268	3,192	60.6
Available-for-sale financial assets	28,065	21,890	6,175	28.2
Investments	899	39	860	—
Goodwill	25,136	26,527	(1,390)	(5.2)
Liquidity lent to the Group	10,743	23,035	(12,292)	(53.4)
Capital assigned to Group areas	72,491	69,199	3,292	4.8
Other assets	86,529	72,618	13,911	19.2
Total assets/liabilities & shareholders’ equity	232,323	218,575	13,748	6.3
Customer deposits (1)	11,116	11,256	(140)	(1.2)
Marketable debt securities (1)	62,938	61,598	1,340	2.2
Subordinated debt (1)	5,123	9,202	(4,079)	(44.3)
Other liabilities	74,199	61,182	13,017	21.3
Group capital and reserves (2)	78,947	75,337	3,609	4.8
Other customer funds under management	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—
Customer funds under management	79,177	82,056	(2,879)	(3.5)

(1).-	Including all on-balance sheet balances for this item
(2).-	Not including profit of the year

50	JANUARY – JUNE / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Corporate Activities

The results were in line with those for the first half of 2011 before real estate provisioning; better net operating income offset by reduced recovery of taxes.

Results conditioned by the extraordinary provisions made in the second quarter: EUR 1,304 million, net of capital gains and taxes.

The area made a loss of EUR 2,770 million compared to one of EUR 1,433 million in the first half of 2011.

This reflected the evolution of the centralized activities based on the criteria on page 26 and the recording in the second quarter of capital gains and extraordinary provisions with a negative impact net of taxes of EUR 1,304 million. This amount was used to improve the quality of the real estate exposure in Spain.

The financial management area carries out global balance sheet management functions, both for structural interest rate risk and liquidity risk (the latter through issues and securitisations), as well as the structural position of exchange rates:

•	Interest rate risk is actively managed by taking positions in the market. This management seeks to mitigate the impact of changes in interest rates on net interest income, and is carried out via bonds and derivatives of high credit quality, high liquidity and low consumption of capital.

•	The aim of structural liquidity management is to finance the Group’s recurring activity in optimum maturity and cost conditions, while maintaining an appropriate profile (in volumes and maturities) by diversifying sources.

•	The exposure to exchange rate movements is also managed on a centralised basis. This management (dynamic) is carried out through financial derivatives for exchange rates, optimising at all times the cost of hedging.

In this sense, hedging of net investments in the shareholders’ equity of businesses abroad aims to neutralise the impact on them of converting to euros the balances of the main consolidated entities whose functional currency is not the euro. The Group’s policy considers it necessary to immunise the impact which, in situations of high volatility in the markets, sharp movements in exchange rates would have on these exposures of a permanent nature. The currently hedged investments are those in Brazil, the UK, Mexico, Chile and Poland, and the instruments used are spot contracts, FX forwards or tunnel options.

Meanwhile, exposures of a temporary nature (i.e. those regarding the results which the Group’s units will contribute over the next 12 months), when they are in currencies other than the euro, are also hedged on a centralised basis. These results, generated in the local currencies of the units, are hedged with exchange-rate derivatives. The objective is to establish the euros resulting from the exchange rate at the beginning of the year.

The impact of the hedging is registered in gains/losses on financial transactions and the hedging of results compensates, with an opposite sign, the greater or lesser value in euros from the contribution of businesses.

Separately from the financial management activities described here, the area also manages all capital and reserves and allocations of capital to each of the units as well as providing liquidity that some of the business units might need (mainly the Santander Branch Network and corporate in Spain). The price at which these operations are carried out is the market rate (euribor or swap) plus the premium, which, in terms of liquidity, the Group supports due to the immobilisation of funds during the period of the operation.

Lastly, and more marginally, the equity stakes that the Group takes within its policy of optimising investments are reflected in Corporate Activities. Since 2009, this item has declined significantly.

The main developments were:

•

Net interest income was EUR 1,128 million negative compared to EUR 1,125 million also negative in the first half of 2011. This was largely due to the higher cost of credit of issues in wholesale markets, which was partially absorbed by the reduced recourse to these markets, (i.e. the lower volume effect).

•

Gains on financial transactions, which include those from centralised management of interest rate and currency risk of the parent bank as well as from equities, were EUR 254 million positive compared to EUR 85 million also positive in the same period of 2011. This was due to the positive results from the disposal of a small financial stake in 2012 and from those originated in financial assets available for sale, compared to the negative impact in 2011 of the exchange rate differences in the payment of dividends and portfolio valuations.

•	Operating expenses rose 5.5% year-on-year as a result of the rise in general expenses as personnel cost and amortisations declined by around 5%.

•

Net loan-loss provisions were EUR 26 million compared to a release of EUR 19 million in the first half of 2011. This line includes the normal provisions for the fixed-income portfolio (not public debt) which configure the ALCO strategies and which at the time of the purchases and sales produced small movements. Also recorded are those asymmetries in the process of internal consolidation between the various business areas included in the parent bank.

•	“Other income” was EUR 283 million negative compared to EUR 329 million also negative in 2011 and mainly due to provisions for foreclosures (properties and land).

•	Lastly, the tax line reflects a recovery of EUR 141 million compared to EUR 285 million in the first half of 2011.

FINANCIAL REPORT 2012 / JANUARY – JUNE	51

INFORMATION BY SECONDARY SEGMENTS

Retail Banking

Net interest income grew 8.1% year-on-year and net fee income 1.3%, and the contribution by the equity accounted method was less (perimeter of US consumer).

Gross income surpassed EUR 10,000 million in a quarter for the second time.

Operating expenses rose 5.5% year-on-year, because of new business projects and the increase in installed capacity.

Loan-loss provisions rose, partly due to the utilisation of generic provisions in the first half of 2011.

Attributable profit was EUR 3,267 million in the first half, 9.6% lower than in the same period of 2011. This was largely due higher loan-loss provisions, due to larger specific ones and the release of generic ones during 2011.

This unit accounts for 87% of the Group’s operating areas gross income and 73% of the attributable profit.

Compared to the first half of 2011, profits were 4 p.p. negatively affected by the perimeter effect. This was due to the net between the positive impact of the incorporation of Bank Zachodni WBK in Poland and the SEB business in Germany and the negative effect of the operations of SCUSA and insurance in Latin America commented on in other parts of this report, and the higher minority interests. The impact of exchange rates was negligible.

Gross income increased 5.3% year-on-year to EUR 20,386 million, mainly due to the rise in net interest income (+8.1%). Fee income rose 1.3% and trading gains declined 6.6%. Income by the equity accounted method was down because of the US (entry of new partners into SCUSA).

Operating expenses rose 5.5% year-on-year. Net operating income increased 5.2%.

Net loan-loss provisions increased 40.5% year-on-year because of higher specific provisions and the release of generic provisions at the beginning of 2011, which was not repeated in 2012.

Total lending increased 8% in the last 12 months and customer deposits including retail commercial paper in Spain and letras financieras in Brazil rose 10%.

The net operating income of Retail Banking in Continental Europe was 8.4% higher than in the first half of 2011, benefiting from the incorporation of Bank Zachodni WBK in Poland and SEB’s business in Germany. Attributable profit fell 27.4% because of the increase in specific provisions, together with a negative impact of around EUR 400 million from the release of generic provisions in 2011.

Income statement and business volumes secondary segments

EUR Million

	Operating		Retail		Global		Asset Management
	business areas		Banking		Wholesale banking		and Insurance
	H1’12	Var (%)	H1’12	Var (%)	H1’12	Var (%)	H1’12	Var (%)
Income statement
Net interest income	16,627	7.8	15,327	8.1	1,241	4.6	59	(8.8)
Net fees	5,212	0.4	4,400	1.3	625	(3.4)	188	(7.9)
Gains (losses) on financial transactions	1,218	(6.3)	711	(6.6)	505	(4.8)	2	(71.0)
Other operating income (1)	336	(22.7)	(51)	—	190	34.3	197	(8.5)
Gross income	23,393	4.7	20,386	5.3	2,561	2.2	447	(9.4)
Operating expenses	(9,564)	5.0	(8,598)	5.5	(812)	1.4	(155)	(1.1)
General administrative expenses	(8,584)	5.5	(7,710)	6.1	(736)	0.7	(137)	(1.4)
Personnel	(5,080)	5.2	(4,523)	6.1	(479)	(0.2)	(78)	(8.5)
Other general administrative expenses	(3,504)	5.8	(3,188)	6.0	(257)	2.5	(59)	9.9
Depreciation and amortisation	(981)	1.5	(887)	1.0	(75)	8.5	(18)	0.9
Net operating income	13,829	4.4	11,788	5.2	1,749	2.6	292	(13.2)
Net loan-loss provisions	(6,514)	40.7	(6,377)	40.5	(135)	49.5	(2)	—
Other income	(840)	(50.4)	(776)	(53.5)	(49)	164.7	(15)	105.2
Profit before taxes	6,476	(6.5)	4,636	(7.3)	1,566	(1.9)	274	(16.5)
Tax on profit	(1,508)	(3.1)	(994)	(7.3)	(442)	6.1	(73)	6.6
Profit from continuing operations	4,967	(7.5)	3,642	(7.3)	1,124	(4.7)	202	(22.6)
Net profit from discontinued operations	(3)	(46.7)	(3)	(46.7)	—	—	—	—
Consolidated profit	4,964	(7.4)	3,638	(7.2)	1,124	(4.7)	202	(22.6)
Minority interests	490	14.3	372	20.4	107	(1.4)	12	(0.5)
Attributable profit to the Group	4,474	(9.3)	3,267	(9.6)	1,018	(5.0)	190	(23.7)

Business volumes
Total assets	1,218,357	4.2	890,560	4.9	301,779	6.5	26,018	(28.3)
Customer loans	762,399	8.1	684,418	8.4	77,572	5.4	409	(8.7)
Customer deposits	632,892	3.2	558,001	7.1	68,652	(21.1)	6,239	16.6

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

52	JANUARY – JUNE / FINANCIAL REPORT 2012

INFORMATION BY SECONDARY SEGMENTS

Retail Banking. Income statement

EUR Million

	Gross		Net operating		Attributable
	income		income		profit to the Group
	H1’12	Var (%)	H1’12	Var (%)	H1’12	Var (%)
Continental Europe	6,081	6.2	3,367	8.4	856	(27.4)
o/w: Spain	3,772	4.6	2,119	10.8	355	(45.1)
Portugal	467	10.6	233	30.1	12	(84.3)
United Kingdom	2,320	(15.5)	1,075	(31.5)	395	70.0
Latin America	10,723	12.3	6,640	17.3	1,589	(6.8)
o/w: Brazil	7,630	12.0	4,906	18.7	709	(19.4)
Mexico	1,112	8.2	670	8.5	446	18.2
Chile	987	10.7	588	9.0	194	(20.9)
USA	1,262	(5.9)	706	(19.2)	427	(14.4)
Total Retail Banking	20,386	5.3	11,788	5.2	3,267	(9.6)

Attributable profit in the UK was 61.1% higher in sterling. Gross income was lower, hard hit by the higher cost of funding, low interest rates and higher provisions, but this was offset as regards the year-on-year comparison by the recording in the second quarter of 2011 of a provision for payment protection insurance remediation (PPI).

Retail banking in Latin America (excluding the impact of exchange rates) performed the best: gross income growth (+15.9%) and costs stabilized. Net operating income was 21.3% higher than in the first half of 2011.

Profit before tax increased 1.0% year-on-year after provisions and minority interests. Attributable profit was 4.8% lower than in the first half of 2011 because of higher minority interests.

Retail banking results in the US were conditioned by the lower amount recorded by the equity accounted method, reflecting the reduced stake in SCUSA.

Global Private Banking includes institutions that specialise in financial advice and asset management for high net worth clients (Banco Banif in Spain, Santander Private Banking in Latin America and Italy), as well as the units of domestic private banking in Portugal and Latin America, jointly managed with local retail banks.

The division, backed by Santander’s size, strength and international presence, increases the value of the relationship of each customer with the Group.

The drivers are: more than 1,700 qualified professionals, which enables customers to have their own account manager to cover all their needs; more than 80 offices in seven countries in two continents, a full range of products and services and business intelligence systems that facilitate anticipation of customers’ demands.

2012 is the year for consolidating the Santander Private Banking Model, the commercial sales processes and customer relationship, training professionals, homogenizing investment strategies, discretionary management and the range of products. The IT platforms for managing customers are already operating in Spain, Italy and Mexico, and are in the process of being implemented in Brazil and Chile. The platforms will cover all units eventually.

Despite the instability in the euro zone, particularly in Spain and Portugal, total assets under management were higher. Of note was the growth in Italy, Brazil and Chile, the result of more efficient management. The volume managed at the end of June was EUR 96,200 million.

Attributable profit was EUR 106 million (+4.0%). Gross income, despite the increased cost of funds, was 10.7% higher and was absorbed by higher loan-loss provisions, partly due to the release of generic provisions in 2011

Santander received the 2012 Euromoney award for the best private banking unit in Spain, Portugal and Latin America.

FINANCIAL REPORT 2012 / JANUARY – JUNE	53

INFORMATION BY SECONDARY SEGMENTS

Global Wholesale Banking

Solid revenues backed by recurring customer revenues (87% of the total).

Strict management of costs to maintain an efficiency ratio that is a benchmark for the sector.

Larger provisions affect the year-on-year profit comparison.

Rigorous management of risk, liquidity and capital in an environment of maximum requirements.

Santander Global Banking & Markets (SGB&M) posted an attributable profit of EUR 1,018 million in the first half, 5.0% lower than in the same period of 2011 but 32.3% more than in the second quarter. This area contributed 11% of gross income and 23% of attributable profit to the Group’s operating areas.

Strategy

Santander Global Banking & Markets is maintaining in 2012 the main drivers of its business model: client-centred, global reach of the division and interconnection with local units.

At the strategic level, the area focuses on strengthening the results of its client franchise while maintaining special attention on risk management and improving the Group’s capital and liquidity positions, particularly in those countries where wholesale funding is more scant and costly.

SGB&M continued to accompany the Group in its international development in Poland and the northeast of the US in order to capture the revenue synergies derived from the new units and manage the commercial flows of current and potential clients where the Group has strong retail units.

It also continued to invest in operational capacities and distribution of basic treasury products, with a particular focus on forex and fixed income businesses. The generation of recurring revenues and strict management of costs enabled the area to absorb these investments and produce an efficiency ratio of 31.7% that remains a reference for Santander’s peers.

Results and activity

After a good start to the year, the second quarter saw significant levels of volatility and uncertainty due to the deterioration of the euro zone crisis, which made management of the area’s liquidity and capital more demanding, particularly in Continental Europe. The market and management environment significantly conditioned business activity.

In this context, SGB&M managed to maintain strong revenue generation, higher than in 2011, and strict control of costs which, however, did not fully offset the higher provisions made in the first half.

Gross income was 2.2%, higher than in the first half of 2011, fuelled by solid net interest income (+4.6%). Net fee income fell 3.4%, reflecting the lower market and issuance activity, particularly in Europe.

Costs grew at a slower pace (+1.4% over the first half of 2011 and -1.2% over the second half). Net operating income was 2.6% higher than in the first half of 2011 at EUR 1,749 million.

Loan-loss provisions increased 49.5%, affected by the net release in the first quarter of 2011. Attributable profit was 5.0% lower year-on-year because of the increased provisions and a higher tax rate.

The results continued to be supported by solid and diversified client revenues (87% of total gross income). Client revenues rose 3.1% year-on-year, spurred by those generated within the Global Customer Relationship model (+9.9%), which give the area a considerable degree of stability.

This growth in client revenues is underpinned by the solid performance of the UK (+24%) and the US (+125%). Sovereign Bank keeps on growing towards its natural market share in wholesale business. On the other hand, lower contribution from Continental Europe (-2%), with Spain’s down 4%. Latin America’s contribution (-3%) was lower due to the discontinuation of some transactional banking businesses in Brazil (-5%) not offset by the rest of markets (Mexico +5%).

The performance of the business areas and their contribution to revenue generation was as follows:

Global Transaction Banking

This area, which includes Cash Management, Trade Finance, Basic Financing and Custody, increased its client revenues 9% year-on-year.

Cash Management revenues grew 22%, due to the efforts made to capture transaction volumes and deposits, as well as the increase in commercial finance. Of note were Spain, Portugal, Brazil and Argentina with growth of more than 20%.

Trade Finance’s client revenues were stable compared to the first half of 2011.The sharp fall in Brazil because of the discontinuation of part of its business was offset by strong growth in the main countries such as Spain, Mexico, the UK and the US.

Basic Financing’s trends remained similar to those at the beginning of 2012: greater disintermediation and containment of risk-weighted assets, partly offset by active management of spreads. All of this produced a decline in client revenues of 2%, very concentrated in Brazil and in Chile.

54	JANUARY – JUNE / FINANCIAL REPORT 2012

INFORMATION BY SECONDARY SEGMENTS

Lastly, Custody and Settlement maintained a high recurrence in revenue generation, mainly concentrated in Europe.

Corporate Finance

The client revenues of this area (including mergers and acquisitions - M&A - and equity capital markets ECM) fell 56% year-on-year in a very complicated environment. Nevertheless several achievements were notched up in the second quarter.

In M&A, Santander advised significant cross-border operations: the UK BG on the sale of its stake in a Chilean liquefied natural gas regasification plant; the Canadian fund CPP on the acquisition from the Atlantia Group of stakes in Chilean toll roads; FCC on the sale of Flightcare to Swissport and Portugal’s Cimpor on its takeover by the Brazilian Camargo Correa.

In Equity Capital Markets, Santander had a significant role in the capital increase of Banco Espirito Santo and in the listing of Formula 1.

Credit Markets

Credit Markets, which include origination and distribution of corporate loans or structured finance, bond origination and securitisation teams and asset and capital structuring (AC&S), lifted its client revenue 13% year-on-year with growing contribution from units still being developed such as the US and the UK.

In syndicated loans, Santander maintained its reference position in Europe and Latin America. Of note in Europe was participation in financing GDF Suez’s acquisition of 100% of International Power for EUR 6,000 million. In Latin America, we participated as bookrunner and mandated lead arranger in the $500 million loan to BRF-Brazil Foods.

In Project Finance, Santander remains in the Top 10 global league table by the number of operations in its core regions (Latin America and Europe). Of note in the second quarter was the operation for California Ridge Project (wind energy farm of 214MW), the second transaction closed by Santander and Prudential to create an innovative finance structure (banks/institutional).

In bonds, Santander continued to consolidate its position in a quarter with reduced issues because of increasing uncertainty. In the corporate bond segment, big improvement in Germany to sixth position in the league table (15th in 2011). In financial institutions, we topped the table in the UK in sterling after a covered bonds operation for Clydesdale Bank. In Latin America, notable participation in a benchmark issue of Brazil Foods, the world’s seventh largest food company, which attracted 160 investors in the US, Europe, Latin America and Asia.

In Asset and Capital Structuring, sustained growth in the portfolio of clients globally, enabling finance operations to be closed in core countries that boosted revenues.

Rates

This area, which covers Fixed Income and FX, maintains stable the client revenues 2% thanks to the evolution of sales in an environment of volatile markets.

Fixed Income (trading activity and hedging of interest rates and inflation for wholesale clients and clients of commercial banks) registered a growing contribution from the UK, highly backed by books, with greater stability in other areas.

By segments, greater growth in credit business, despite the reduction in issues in the second quarter. Also noteworthy were the sales to institutional clients, especially in Europe.

In FX (trading activities and hedging of exchange rates and short-term money markets for the Group’s wholesale and retail clients) positive contribution from both, sales and books. By segments, good evolution of short-term money markets in Europe and the corporate segment, in both Europe and Latin America.

Equities

The client revenues of Global Equities (activities related to the equity markets) were 13% lower than in the first half of 2011, with all geographies declining due to the evolution of markets in the second quarter of 2012. This level represents a 43% recovery in revenues over the average for the whole of 2011.

The lower volumes in the secondary market and the lack of operations in the primary market hit brokerage activity results negatively.

Revenues generated from the sale of investment and hedging solutions, as well as results from management of books supporting this activity, remained sluggish. In any case, these volumes mean a significant recovery after the sharp fall in the second half of 2011.

FINANCIAL REPORT 2012 / JANUARY – JUNE	55

INFORMATION BY SECONDARY SEGMENTS

Asset Management and Insurance

Year-on-year comparisons impacted by the sale of Latin American insurance companies. Eliminating this effect, results were stable.

Solid gross income (including that paid to the networks) which accounted for 9% of the operating areas’ total.

Asset management: weak evolution in an environment of instability in markets and growing competition for savings.

Insurance: revenues and results recover the levels before the global agreement with Zurich.

Attributable profit was 23.7% lower year-on-year at EUR 190 million (4% of the operating areas’ total).

Excluding the impact of the sale of 51% of the Latin American insurers to Zurich, under the global agreement reached during the fourth quarter of 2011 which meant recording the contribution of these companies by the equity accounted method, attributable profit would have been 2.1% higher y-o-y.

In July an agreement was reached with Abbey Life Assurance Ltd., subsidiary of Deustche Bank AG, under which it will reinsure 100% of the individual life risk portfolio of the insurance companies of Banco Santander in Spain and Portugal. This transaction will generate estimated extraordinary results of of EUR 490 million gross.

Results

Of note in the comparison with the first half of 2011 was the decline in gross income (-9.4%), much more than the reduction in costs (-1.1%), which fed through to profits. This was due to the impact on income accounted for by the equity method of the reduced stake in the insurers (-EUR 64 million). Eliminating this effect, results were higher in all P&L items: +3.6% in gross income; +5.8% in net operating income and +2.1% in attributable profit.

The area’s total revenues contributed to the Group including those recorded by the distribution networks amounted to EUR 2,074 million, 6.0% less than in the first half of 2011 but 5.0% higher over the second half. These revenues accounted for 9% of the operating areas’ total.

The total results for the Group (profit before tax plus fees paid to the networks) of EUR 1,901 million were 6.9% below the first half of 2011 and 7.3% higher over the second half.

Asset management

Santander Asset Management continued to advance in developing a global business model based on management capacities at the Group level and the strength and knowledge of the market by local managers.

Of note was consolidation of the multimanager team for managing funds of funds, fully operational since 2011, which is the reference at Group level in asset management for all our networks. The structure of the global management teams for Latin American mandates was also completed, centralising their management in a very experienced team as the necessary condition for entering the institutional market. Lastly, a similar process was underway for global European mandates, as the next stage in building the institutional segment in Santander Asset Management.

Attributable profit was EUR 32 million (-28.6% y-o-y) and the total results for the Group (profit before tax plus fees paid to the networks) was EUR 515 million, 8.1% less than in the first half of 2011. This was due to the weakness of markets because of uncertainty over Spain and the euro zone, which broke the recovery trend seen at the start of the year and led to a larger fall in total revenues (EUR 612 million; -7.4% y-o-y).

The total volume of managed funds in the second quarter fell to EUR 137,500 million, 1% less than a year earlier. The reduction was due to growing competition from other forms of saving combined with the fall in markets in the second quarter.

Of the total volume managed, EUR 107,000 million were mutual funds and pension funds, EUR 7,000 million client portfolios other than mutual funds and institutional mandates and more than EUR 23,000 million of management mandates on behalf of other units of the Group.

The main developments by units and countries were as follows:

•

In traditional management of assets, the Group manages EUR 134,000 million, of which almost EUR 107,000 are funds, investment companies and pension plans. 85% of the total is concentrated in the four large markets of Brazil, the UK, Spain and Mexico.

56	JANUARY – JUNE / FINANCIAL REPORT 2012

INFORMATION BY SECONDARY SEGMENTS

Brazil registered an increase of 6% year-on-year (excluding exchange rates) in its managed assets to EUR 46,000 million. The weakness in retail funds (-2% over December 2011) was offset by growth in institutional mandates, both from third parties and from the Group.

The UK’s managed funds declined in the year to EUR 23,000 million (-4%). Greater stability in mutual funds (-1% y-o-y in sterling), backed by the strong acceptance of funds of multimanager funds, which partly offset the market’s evolution.

In Spain, the industry has recorded net reimbursements since the beginning of the year. In this context, Santander Asset Management, the market leader (16.0% market share according to Inverco) focused on balanced and guaranteed funds which, despite market instability and the lack of investor confidence, were well received. Funds under traditional management in Spain, including pension plans and mandates, amounted to around EUR 34,000 million (-5% below the end of December).

Mexico continued to launch new balanced and guaranteed funds, which helped to improve the mix of the EUR 10,000 million under management (+4% y-o-y in pesos).

In the rest of markets (all in local currency), of note was the growth of mutual funds in Poland (+12%), Argentina (+41%) and Puerto Rico (+5%). Volumes stable in Chile (-1%) in an environment of customer preference for deposits. In Portugal the shift into deposits and the impact of the markets accelerated the fall in mutual and pension funds (-16% in the year).

•	In non-traditional management (real estate, alternative management and venture capital funds), Santander Asset Management continued to adjust its activity to the scant demand for these products. Managed funds amounted to around EUR 3,500 million.

Greater stability in alternative funds after the restructuring in previous years, and in the venture capital segment, which is aimed at institutional clients who invest long term in unlisted companies.

Insurance

Santander Insurance continued to construct its global business model by launching units and businesses that respond to the needs of local networks and their clients. The model has a low risk profile and is highly efficient in its operations.

Santander Insurance posted an attributable profit in the first half of EUR 157 million, 22.6% less than in the same period of 2011 and impacted by the sale of 51% of the insurers which reduced their contribution by the equity accounted method by EUR 64 million. Eliminating this effect, profit was 8.9% higher year-on-year.

Insurance business generated for the Group total revenues (including fee income paid to the commercial networks) of EUR 1,461 million (-5.4% y-o-y) because of the aforementioned sale, but 7.5% above the second half of 2011. The total results for the Group (income before taxes of insurers and brokers plus fee income received by the networks) amounted to EUR 1,386 million (-6.5% y-o-y and +9.0% more than the second half).

Continental Europe remained virtually flat (+0.9% y-o-y), mainly due to the contribution of Spain and Portugal, which offset the decline at Santander Consumer.

Excluding consumer business, Spain rose 2.1%. Portugal recovered (+15.0% y-o-y), basically due to savings-investment products, while Poland (BZ WBK) gathered pace (+63.7%, excluding exchange rate), from a low base and centred on loan protection products.

Santander Consumer Finance’s evolution was weaker, partly due to lower car sales (-7% in Europe). Its total results were down 5.3% year-on-year, although in line with the second half of 2011 (+1.3%).

The UK’s total results declined 3.2% in sterling while adjusting its range of products to clients’ needs.

Latin America reduced its total results 9.4% year-on-year in local currency because of the impact of the sale of the insurers. Eliminating this effect, the results were 1.8% lower. The productivity of the banking networks in placing protection products and intensive use of alternative channels enabled the region’s business and results to keep on growing.

Excluding the impact of the sales and in local currency, Mexico offered a solid performance (+27.8% y-o-y). On the other hand, Brazil’s results were 6.6% lower and Chile’s -16.4%, due to reduced placement of protection products.

The US increased gross fee income 4% in dollars due to the placement of insurance products of third parties.

Asset Management and Insurance. Income statement

EUR Million

	Gross income		Net operating income		Attributable profit to the Group
	H1’12	Var (%)	H1’12	Var (%)	H1’12	Var (%)
Mutual funds	143	(12.6)	56	(20.3)	28	(33.0)
Pension funds	11	1.6	7	12.0	5	13.9
Insurance	293	(8.1)	229	(11.9)	157	(22.6)
Total Asset Management and Insurance	447	(9.4)	292	(13.2)	190	(23.7)

FINANCIAL REPORT 2012 / JANUARY – JUNE	57

CORPORATE GOVERNANCE AND SIGNIFICANT EVENTS IN THE QUARTER AND SUBSEQUENT ONES

Corporate Governance

As regards 2012, the board at its meeting on June 18, under the agreements adopted at the AGM in March, agreed to apply the Santander Dividendo Elección (scrip dividend) programme at the dates when the first, second and third interim dividends are normally paid. It also agreed the application of the programme on the date when the final dividend is normally paid, and submit to the AGM in March 2013 the approval of a bonus issue.

The remuneration per share for each of the four dividends will be around EUR 0.15 per share, which would make the total for 2012 EUR 0.60 per share.

With respect to the application of this programme on the date when the first interim dividend is paid, each shareholder received a free allotment of new shares for each share owned.

Shareholders can sell the rights to the Bank at a set price (EUR 0.152 gross per right), on the stock market between July 13 and 27 at the market price, or receive new shares in the proportion of one new share for every 32 rights, and in the last two cases without withholding tax (*). Shareholders are due to receive on August 1 the amount in cash if they opted to sell the rights to the Bank and on August 8 new shares those who chose this option.

(*)	The options, maturities and procedures indicated can present special features for shareholders holding Santander shares in the various foreign stock markets where the Bank is listed

Significant events in the quarter and subsequent ones

Early conversion of “Valores Santander”

The AGM held on March 30 agreed to give holders of “Valores Santander” the option to request voluntary conversion on four occasions before October 4, 2012, the date when the “Valores Santander” in circulation have to be converted. Holders who wish to request their conversion can do so 15 working days before June 4, July 4, August 4 and September 4.

Those who opt for the voluntary conversion will receive the number of new Banco Santander shares that results from the conversion relation at that moment, in accordance with the material fact note of May 14 which said there were 377.358490566038 shares per “Valor Santander”, resulting from dividing the nominal value of each “Valor Santander” (EUR 5,000) by the reference price (EUR 13.25). In addition, holders will receive, subject to the same assumptions of cancellation envisaged in the note, the remuneration corresponding to their “Valores Santander” that are accrued until the date of voluntary conversion when they have requested the conversion (i.e., the 4th of the corresponding month).

Without detriment to the option granted, the terms and conditions of the issue remain unchanged. As a result, the holders of “Valores Santander” who do not opt for their voluntary conversion at any of the indicated dates will maintain rights corresponding to their securities, which will be converted into new Santander shares on October 4 in the terms set out in the note.

Santander Emisora 150, S.A.U, the issuer of the “Valores Santander”, has also adopted the agreement needed to grant the voluntary windows of conversion.

In the first voluntary period of conversion ended June 4, 2012, conversion requests were received in relation to 195,923 of such “Valores Santander”, which meant 73,927,779 new shares were issued to meet their exchange.

In the second voluntary period of conversion ended July 4, 2012, conversion requests were received in relation to 511,769 of such “Valores Santander”, which meant 193,095,393 new shares were issued to meet their exchange.

As a result, the conversion of “Valores Santander” came to EUR 3,538 million, 50.54% of the total EUR 7,000 issued in 2007. The total shares issued to meet both conversions represent about 2.77% of the current capital.

In both cases the new shares have the right to participate in the “Santander Dividendo Elección programme to be applied to the first 2012 interim dividend.

Colombia

The agreement made in December 2011 for Grupo Santander to sell to the Chilean group Corpbanca its stake in Banco Santander Colombia and in other subsidiaries in Colombia materialised during the second quarter.

The transaction as a whole was worth $1,229 million (EUR 983 million) and generated for Grupo Santander a capital gain of EUR 619 million.

Agreement life risk insurance in Spain and Portugal

In July Grupo Santander reached an agreement with Abbey Life Assurance Ltd., subsidiary of Deutsche Bank AG, under which it will reinsure 100% of the individual life risk portfolio of the insurance companies of Banco Santander in Spain and Portugal.

This reinsurance transaction is unique in the Spanish and Portuguese insurance markets and will enable Santander to monetize its life risk insurance portfolio, generating an extraordinary result of EUR 490 million (EUR 337 million after tax).

The policies ceded to Abbey Life Assurance Ltd. Consist of the portfolio as of June 30, 2012. This reinsurance agreement does not involve any changes for Santander customers as services will continue to be provided by Santander’s insurance companies.

Grupo Santander will continue to offer through its branches in Spain and Portugal products designed by its insurance companies as the agreement reached with Abbey Life Assurance Ltd. does not involve any commitment on future distribution and is limited to the portfolio existing at June 30.

Grupo Santander will use this capital gain to continue constituting the provisioning of real estate assets in Spain.

58	JANUARY – JUNE / FINANCIAL REPORT 2012

CORPORATE SOCIAL RESPONSIBILITY

Corporate Social Responsibility

Grupo Santander continued in the first half of 2012 to develop new initiatives within its commitment to corporate social responsibility. The main ones were:

Santander Universities

Under the Bank’s framework of co-operation with universities and SMEs, Emilio Botín, chairman of Banco Santander and of Universia, announced at the AGM of Universia España on April 4 that the Bank will double its contribution up to 5,000 work experience grants for students in SMEs in 2013.

The third edition of the Fórmula Santander programme of scholarships for international travel was held. This programme will offer 300 scholarships to university students from Brazil, Spain and the UK to cover the costs of matriculation, travel, upkeep and accommodation.

Lastly, in line with the international vocation of Santander Universities, two new co-operation agreements were signed in the UK, one with the University of Aston, Birmingham and the other with Trinity College, Oxford. These agreements will provide travel scholarships for students, graduates, researchers and entrepreneurs, as well as facilitate academic exchanges, particularly with Latin American universities.

Social and cultural actions

The fourth convening of social projects, an initiative which enables the Bank’s employees in Spain to propose NGO projects, was held in May at Santander City. In 2011 400 employees participated and the 15 projects selected by a jury were submitted to a vote among all employees in Spain.

The five winners were the Numen Foundation, SAUCE, Medicus Mundi, Alzheimer Foundation and the Menudos Corazones Foundation. Their projects will be financed via the programme Euros from your Payroll, made up of contributions of employees and the bank. A total of EUR 140,000 was collected, which has been equally distributed among the five winning projects.

In Mexico, the donations collected by the Bank and employees was again used to improve the lives of 24,000 poor or abandoned children, via the “Por los niños de México” trust. This trust was created in 1994 by employees of Santander Mexico and is economically and logistically backed by Grupo Santander as part of its actions in support of the local community. More than 87,000 children have been supported in three specific areas: education, nutrition and health.

In Poland and in order to incentivise financial education and provide young people with the information needed to launch a business, the Bank Zachodni WBK Foundation launched “Business Zone”, an online educational game that enables students to access all the information required to become entrepreneurs.

The environment and climate change

In the sphere of its commitment to protect the environment and combat climate change, Banco Santander compensated the carbon emissions generated by Santander Chile’s convention of executives.

On March 31, Banco Santander participated for the third year running in the campaign “La Hora del Planeta”, promoted by the World Wildlife Fund. Banco Santander turned off the lights of 61 representative buildings in Brazil, Spain, the UK, the US, Mexico, Chile, Germany, Poland, Argentina, Portugal, Italy and Uruguay.

On May 31, the results of CO2 inputs and emissions were presented to the sustainability committee, in accordance with the 2011-2013 corporate energy efficiency plan. The amount of electricity consumed in 2011 was 6.35% lower than in 2010 and above the target of a 3% cut. C02 emissions were reduced by 17%, mainly through the use of green energy (which does not generate CO2 emissions) in Spain and the UK.

The progress made by the climate change office was also presented to the sustainability committee, which was established in May 2011 and backed by the creation of a climate change committee with the participation of the wholesale banking, retail banking, insurance, risks, real estate and sustainability areas.

Other developments

The sustainability committee, the body responsible for drawing up and approving the Group’s strategic plans in this sphere, met on May 31.

The committee, chaired by the CEO and made up of representatives of several divisions including human resources, technology and operations, risk, wholesale banking, financial division and universities, tracked the main corporate projects. Among them are analysis of socio-environmental risk in loans; the 2011-2013 energy efficiency plan; expansion of Mexico’s programme of micro credits and the corporate volunteering programme, which retail banking in Spain joined in order to involve the branch network in volunteering initiatives.

The magazine Bloomberg Markets ranked Santander as the “world’s greenest bank” for the second year running. The ranking is based on the assessment of two spheres: financial activity in clean energy (which accounts for 70% of the total score) and reducing the environmental impact of the Bank’s installations (30%). Santander was ranked first among banks in financing renewable energy and ninth in reducing the environmental impact. The Bank’s was ranked second in 2011 in financing and 11th in reducing the environmental impact.

In the sustainability prizes awarded every year by the Financial Times and the International Finance Corporation, part of the World Bank, to the world’s most sustainable banks, Santander, for the first time, was the only finalist in two of the main categories: world’s most sustainable bank and the most sustainable bank in the Americas (for the second year running). More than 160 banks participated.

FINANCIAL REPORT 2012 / JANUARY – JUNE	59

APPENDIX

APPENDIX

•	Consolidated income statement

•	Consolidated balance sheet

NOTE:	The financial information for the first half of 2012 and 2011 (attached in appendix) comes from the consolidated summarised financial statements at these dates, drawn up in accordance with the International Accounting Standards (IAS) 34, Interim Financial Information. The accounting policies and methods used are those established by the International Financial Reporting Standards adopted by the European Union (IFRS-EU), Circular 4/2004 of the Bank of Spain and the International Financial Reporting Standards issued by the International Accounting Standards Board (IFRS-IASB).

60	JANUARY – JUNE / FINANCIAL REPORT 2012

APPENDIX

Consolidated income statement

Thousand euros

	H1’12	H1’11
Interest and similar income	30,527	29,457
Interest expense and similar charges	(15,028)	(14,305)
INTEREST INCOME	15,499	15,152
Income from equity instruments	277	234
Share of results of entities accounted for using the equity method	256	10
Fee and commission income	6,390	6,373
Fee and commission expense	(1,200)	(1,050)
Gains/ Losses on financial assets and liabilities (net)	1,684	805
Exchange differences (net)	(200)	574
Other operating income	3,184	5,088
Other operating expenses	(3,335)	(5,049)
GROSS OPERATING INCOME	22,555	22,137
Administrative expenses	(9,001)	(8,693)
Personnel expenses	(5,229)	(5,071)
Other general expenses	(3,772)	(3,622)
Depreciation and amortisation	(1,040)	(1,037)
Provisions (net)	(935)	(1,610)
Impairment losses on financial assets (net)	(9,037)	(4,877)
PROFIT FROM OPERATIONS	2,542	5,920
Impairment losses on other assets (net)	(124)	(94)
Gains / (Losses) on disposal of assets not classified as non-current assets held for sale	653	13
Negative consolidation difference	—	—
Gains / (Losses) on non-current assets held for sale not classified as discontinued operations	(393)	(333)
PROFIT/ (LOSS) BEFORE TAX	2,678	5,506
Income tax	(533)	(1,524)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS	2,145	3,982
Profit from discontinued operations (net)	(3)	(6)
CONSOLIDATED PROFIT FOR THE PERIOD	2,142	3,976
Profit for the period attributable to the parent	1,704	3,501
Profit attributable to minority interests	438	475

EARNINGS PER SHARE
Basic earning per share (euros)	0.18	0.40
Diluted earning per share (euros)	0.18	0.39

NOTE: The financial information in this report was approved by the Bank’s Board of Directors at its meeting on July 24, 2012, following a favourable report from the Audit and Compliance Committee on July 18, 2012. In its review, the Audit and Compliance Committee ensured that the first half information had been drawn up in accordance with the same principles and practices as the annual financial statements. In addition, the auditing firm issued the corresponding report on the Group’s summarised statements consolidated at June 30, 2011 in the context of what is set out in Royal Decree 1362/2007.

FINANCIAL REPORT 2012 / JANUARY – JUNE	61

APPENDIX

Consolidated balance sheet

Thousand euros

	30.06.12	31.12.11	30.06.11
Assets
Cash and balances with central banks	86,719	96,524	90,003
Financial assets held for trading	196,487	172,638	164,301
Other financial assets at fair value through profit or loss	27,776	19,563	30,986
Available-for-sale financial assets	97,647	86,613	90,476
Loans and receivables	788,614	779,525	764,588
Held-to-maturity investments	—	—	—
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	2,225	2,024	1,089
Hedging derivatives	9,361	9,898	6,049
Non-current asets held for sale	4,974	5,338	6,796
Investments	4,730	4,155	293
Associates	2,132	2,082	293
Jointly controlled entities	2,598	2,073	—
Insurance contracts linked to pensions	444	2,146	2,184
Reinsurance assets	237	254	787
Tangible assets	13,397	13,846	13,880
Property, plant and equipment	9,759	9,995	9,846
Investment property	3,638	3,851	4,034
Intangible assets	28,213	28,083	30,213
Goodwill	25,136	25,089	26,527
Other intangible assets	3,077	2,994	3,686
Tax assets	24,267	22,901	22,452
Current	5,437	5,140	5,492
Deferred	18,830	17,761	16,960
Other assets	7,586	8,018	7,811
TOTAL ASSETS	1,292,677	1,251,526	1,231,908

Lialibities and equity
Financial liabilities held for trading	161,487	146,948	131,909
Other financial liabilities at fair value through profit or loss	38,757	44,909	72,638
Financial liabilities at amortised cost	973,084	935,669	898,769
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	562	876	513
Hedging derivatives	7,462	6,444	4,828
Liabilities associated with non-current assets held for sale	4	42	39
Liabilities under insurance contracts	425	517	10,775
Provisions	14,868	15,572	16,040
Tax liabilities	7,836	8,174	9,138
Current	4,848	5,101	5,431
Deferred	2,988	3,073	3,707
Other liabilities	6,372	9,516	7,596
TOTAL LIABILITIES	1,210,857	1,168,667	1,152,245
Shareholders’ equity	80,651	80,896	77,697
Capital or endowment fund	4,718	4,455	4,220
Share premium	32,113	31,223	29,446
Reserves	36,037	32,980	33,010
Other equity instruments	6,138	8,708	8,821
Less: Treasury shares	(59)	(251)	(160)
Profit for the year attributable to the Parent	1,704	5,351	3,501
Less: Dividends and remuneration	—	(1,570)	(1,141)
Valuation adjustments	(7,014)	(4,482)	(4,165)
Available-for-sale financial assets	(2,311)	(977)	(1,300)
Cash flow hedges	(388)	(202)	(112)
Hedges of net investments in foreign operations	(3,243)	(1,850)	(997)
Exchange differences	(989)	(1,358)	(1,756)
Non-current assets held for sale	—	—	—
Entities accounted for using the equity method	(83)	(95)	—
Rest valuation adjustments	—	—	—
Total equity attributable to the parent	73,637	76,414	73,532
Minority interests	8,183	6,445	6,131
Valuation adjustments	272	435	647
Other equity instruments	7,911	6,010	5,484
TOTAL EQUITY	81,820	82,859	79,663
TOTAL LIABILITIES AND EQUITY	1,292,677	1,251,526	1,231,908

Memorandum items
Contingent liabilities	48,199	48,042	55,393
Contingent commitments	203,670	195,382	203,120

62	JANUARY – JUNE / FINANCIAL REPORT 2012

Investor Relations

Ciudad Grupo Santander

Edificio Pereda, 1st floor

Avda de Cantabria, s/n

28660 Boadilla del

Monte Madrid (Spain)

Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20

Fax: 34 (91) 257 02 45

e-mail: investor@gruposantander.com

Legal Head Office:

Paseo Pereda, 9-12. Santander (Spain)

Teléfono: 34 (942) 20 61 00

Operational Head Office:

Ciudad Grupo Santander

Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain)

Santander	www.santander.com

Key consolidated data

		Variation
	H1 ’12	H1 ’11	Amount	%	2011
Balance sheet (EUR million)
Total assets	1,292,677	1,231,908	60,770	4.9	1,251,525
Net customer loans	766,224	723,969	42,254	5.8	750,100
Customer deposits	644,009	624,414	19,595	3.1	632,533
Customer funds under management	1,000,165	995,741	4,424	0.4	984,353
Shareholders’ equity	80,650	77,697	2,954	3.8	80,400
Total managed funds	1,417,861	1,374,028	43,833	3.2	1,382,980

Income statement (EUR million)
Net interest income	15,499	14,299	1,199	8.4	29,110
Gross income	22,544	21,403	1,141	5.3	42,754
Pre-provision profit (net operating income)	12,503	11,846	657	5.5	23,195
Profit from continuing operations	3,472	3,940	(467)	(11.9)	7,812
Attributable profit to the Group	1,704	3,501	(1,797)	(51.3)	5,351

EPS, profitability and efficiency (%)
EPS (euro)	0.18	0.40	(0.22)	(54.8)	0.60
Diluted EPS (euro)	0.18	0.39	(0.21)	(54.8)	0.60
ROE	4.33	9.39			7.14
ROTE	6.38	14.07			10.81
ROA	0.34	0.65			0.50
RoRWA	0.76	1.35			1.06
Efficiency ratio (with amortisations)	44.5	44.7			45.7

BIS II ratios and NPL ratios (%)
Core capital	10.10	9.20			10.02
Tier I	11.01	10.43			11.01
BIS II ratio	13.50	13.10			13.56
NPL ratio	4.11	3.78			3.89
NPL coverage	65	69			61

Market capitalisation and shares
Shares (1) (millions at period-end)	9,435	8,440	995	11.8	8,909
Share price (euros)	5.221	7.963	(2.742)	(34.4)	5.870
Market capitalisation (EUR million)	49,261	67,210	(17,949)	(26.7)	52,296
Book value (euro)	8.18	8.73			8.59
Price / Book value (X)	0.64	0.91			0.68
P/E ratio (X)	14.61	10.08			9.75

Other data
Number of shareholders	3,275,132	3,223,047	52,085	1.6	3,293,537
Number of employees	187,251	187,133	118	0.1	189,766
Continental Europe	57,837	59,197	(1,360)	(2.3)	58,864
o/w: Spain	31,610	32,042	(432)	(1.3)	31,889
United Kingdom	26,993	26,802	191	0.7	27,505
Latin America	90,622	89,885	737	0.8	91,913
USA	9,363	9,000	363	4.0	9,187
Corporate Activities	2,436	2,249	187	8.3	2,297
Number of branches	14,569	14,679	(110)	(0.7)	14,756
Continental Europe	6,540	6,643	(103)	(1.6)	6,608
o/w: Spain	4,755	4,785	(30)	(0.6)	4,781
United Kingdom	1,315	1,405	(90)	(6.4)	1,379
Latin America	5,991	5,908	83	1.4	6,046
USA	723	723	—	—	723

Information on recurring profit
Attributable profit to the Group	3,008	3,501	(493)	(14.1)	7,021
EPS (euro)	0.32	0.40	(0.08)	(20.2)	0.79
Diluted EPS (euro)	0.31	0.39	(0.08)	(20.2)	0.78
ROE	7.64	9.39			9.37
ROTE	11.26	14.07			14.18
ROA	0.54	0.65			0.63
RoRWA	1.21	1.35			1.35
P/E ratio (X)	8.28	10.08			7.43

Note: The financial information in this report was approved by the Board of Directors at its meeting on July, 24 2012, following a favourable report from the Audit and Compliance Committee on July, 18 2012.

(1)	In December 2011, includes shares issued to cover the exchange of preferred shares of December 2011

Income statement

EUR million

		Variation
	H1 ’12	H1 ’11	Amount	%
Net interest income	15,499	14,299	1,199	8.4

Dividends	277	234	43	18.6
Income from equity-accounted method	256	430	(174)	(40.5)
Net fees	5,190	5,185	5	0.1
Gains (losses) on financial transactions	1,473	1,385	87	6.3
Other operating income/expenses	(150)	(130)	(20)	15.2

Gross income	22,544	21,403	1,141	5.3

Operating expenses	(10,041)	(9,557)	(484)	5.1
General administrative expenses	(9,002)	(8,529)	(473)	5.5
Personnel	(5,229)	(4,986)	(243)	4.9
Other general administrative expenses	(3,773)	(3,543)	(230)	6.5
Depreciation and amortisation	(1,039)	(1,027)	(12)	1.1

Net operating income	12,503	11,846	657	5.5

Net loan-loss provisions	(6,540)	(4,612)	(1,928)	41.8
Impairment losses on other assets	(180)	(100)	(80)	80.0
Other income	(944)	(1,923)	979	(50.9)

Ordinary profit before taxes	4,839	5,211	(372)	(7.1)

Tax on profit	(1,367)	(1,272)	(96)	7.5

Ordinary profit from continuing operations	3,472	3,940	(467)	(11.9)

Net profit from discontinued operations	(3)	(6)	3	(46.6)

Ordinary consolidated profit	3,469	3,934	(465)	(11.8)

Minority interests	461	433	29	6.6

Ordinary attributable profit to the Group	3,008	3,501	(493)	(14.1)

Extraordinary net capital gains and provisions	(1,304)	—	(1,304)	—

Attributable profit to the Group	1,704	3,501	(1,797)	(51.3)

EPS (euros)	0.18	0.40	(0.22)	(54.8)

Diluted EPS (euros)	0.18	0.39	(0.21)	(54.8)

Pro memoria:
Average total assets	1,286,256	1,215,161	71,095	5.9
Average shareholders’ equity	78,764	74,558	4,205	5.6

Quarterly

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Net interest income	7,075	7,225	7,275	7,536	7,821	7,678

Dividends	40	193	60	101	61	216
Income from equity-accounted method	225	204	169	176	136	120
Net fees	2,518	2,667	2,636	2,387	2,622	2,568
Gains (losses) on financial transactions	664	722	639	474	797	675
Other operating income/expenses	(40)	(90)	(57)	(45)	(83)	(67)

Gross income	10,482	10,921	10,722	10,629	11,354	11,190

Operating expenses	(4,731)	(4,826)	(4,909)	(5,093)	(5,074)	(4,967)
General administrative expenses	(4,227)	(4,303)	(4,376)	(4,563)	(4,549)	(4,454)
Personnel	(2,474)	(2,511)	(2,569)	(2,601)	(2,637)	(2,592)
Other general administrative expenses	(1,752)	(1,791)	(1,807)	(1,961)	(1,911)	(1,862)
Depreciation and amortisation	(505)	(523)	(533)	(530)	(525)	(514)

Net operating income	5,750	6,095	5,813	5,536	6,280	6,223

Net loan-loss provisions	(2,065)	(2,546)	(2,711)	(2,577)	(3,127)	(3,413)
Impairment losses on other assets	(48)	(52)	(84)	11	(83)	(97)
Other income	(546)	(1,378)	(357)	(531)	(526)	(418)

Ordinary profit before taxes	3,092	2,119	2,661	2,439	2,545	2,294

Tax on profit	(759)	(512)	(683)	(545)	(716)	(651)

Ordinary profit from continuing operations	2,332	1,607	1,978	1,894	1,829	1,644

Net profit from discontinued operations	(6)	(0)	(15)	(3)	1	(4)

Ordinary consolidated profit	2,327	1,607	1,963	1,890	1,829	1,640

Minority interests	218	214	161	173	226	236

Ordinary attributable profit to the Group	2,108	1,393	1,803	1,717	1,604	1,404

Extraordinary net capital gains and provisions	—	—	—	(1,670)	—	(1,304)

Attributable profit to the Group	2,108	1,393	1,803	47	1,604	100

EPS (euros)	0.24	0.16	0.20	0.00	0.17	0.01

Diluted EPS (euros)	0.24	0.16	0.20	0.00	0.17	0.01

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	H1 ’12	H1 ’11	30.06.12	31.12.11	30.06.11
US$	1.2959	1.4022	1.2590	1.2939	1.4453
Pound	0.8223	0.8679	0.8068	0.8353	0.9026
Brazilian real	2.4088	2.2872	2.5788	2.4159	2.2601
New Mexican peso	17.1777	16.6817	16.8755	18.0512	16.9765
Chilean peso	638.4396	667.0468	631.0738	671.3400	677.4844
Argentine peso	5.6882	5.6834	5.5988	5.5686	5.9315
Polish zloty	4.2429	3.9521	4.2488	4.4580	3.9903

Net fees

EUR million

		Variation
	H1 ’12	H1 ’11	Amount	%
Fees from services	3,023	2,942	81	2.7
Mutual & pension funds	590	623	(33)	(5.2)
Securities and custody	354	338	16	4.8
Insurance	1,223	1,282	(59)	(4.6)

Net fee income	5,190	5,185	5	0.1

Operating expenses

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Personnel expenses	5,229	4,986	243	4.9
General expenses	3,773	3,543	230	6.5
Information technology	483	449	34	7.5
Communications	340	324	17	5.2
Advertising	324	315	9	2.9
Buildings and premises	873	807	66	8.2
Printed and office material	83	81	2	1.9
Taxes (other than profit tax)	197	192	5	2.5
Other expenses	1,474	1,377	98	7.1

Personnel and general expenses	9,002	8,529	473	5.5

Depreciation and amortisation	1,039	1,027	12	1.1

Total operating expenses	10,041	9,557	484	5.1

Net loan-loss provisions

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Non performing loans	7,157	5,251	1,906	36.3
Country-risk	7	4	4	88.7
Recovery of written-off assets	(625)	(644)	19	(2.9)

Total	6,540	4,612	1,928	41.8

Balance sheet

EUR million

			Variation
	30.06.12	30.06.11	Amount	%	31.12.11
Assets
Cash on hand and deposits at central banks	86,719	90,003	(3,284)	(3.6)	96,524
Trading portfolio	196,487	164,301	32,186	19.6	172,637
Debt securities	48,477	69,164	(20,687)	(29.9)	52,704
Customer loans	22,688	694	21,994	—	8,056
Equities	4,769	8,316	(3,546)	(42.6)	4,744
Trading derivatives	112,303	68,494	43,808	64.0	102,498
Deposits from credit institutions	8,250	17,633	(9,383)	(53.2)	4,636
Other financial assets at fair value	27,776	30,986	(3,210)	(10.4)	19,563
Customer loans	18,716	8,574	10,142	118.3	11,748
Other (deposits at credit institutions, debt securities and equities)	9,061	22,412	(13,352)	(59.6)	7,815
Available-for-sale financial assets	97,647	90,476	7,171	7.9	86,612
Debt securities	93,111	84,137	8,974	10.7	81,589
Equities	4,536	6,339	(1,803)	(28.4)	5,024
Loans	788,614	764,588	24,026	3.1	779,525
Deposits at credit institutions	57,340	42,593	14,747	34.6	42,389
Customer loans	724,820	714,701	10,118	1.4	730,296
Debt securities	6,454	7,294	(839)	(11.5)	6,840
Investments	4,730	293	4,437	—	4,154
Intangible assets and property and equipment	16,474	17,566	(1,092)	(6.2)	16,840
Goodwill	25,136	26,527	(1,390)	(5.2)	25,089
Other	49,094	47,168	1,926	4.1	50,580

Total assets	1,292,677	1,231,908	60,770	4.9	1,251,525

Liabilities and shareholders’ equity
Trading portfolio	161,487	131,909	29,577	22.4	146,949
Customer deposits	28,765	13,133	15,633	119.0	16,574
Marketable debt securities	94	2,214	(2,120)	(95.8)	77
Trading derivatives	110,958	68,663	42,295	61.6	103,083
Other	21,669	47,900	(26,231)	(54.8)	27,214
Other financial liabilities at fair value	38,757	72,638	(33,881)	(46.6)	44,908
Customer deposits	23,974	39,115	(15,141)	(38.7)	26,982
Marketable debt securities	6,168	8,954	(2,786)	(31.1)	8,185
Due to central banks and credit institutions	8,615	24,570	(15,955)	(64.9)	9,741
Financial liabilities at amortized cost	973,084	898,769	74,314	8.3	935,669
Due to central banks and credit institutions	138,200	87,681	50,519	57.6	116,368
Customer deposits	591,269	572,166	19,103	3.3	588,977
Marketable debt securities	202,303	191,314	10,989	5.7	189,110
Subordinated debt	22,408	25,841	(3,434)	(13.3)	22,992
Other financial liabilities	18,905	21,767	(2,862)	(13.2)	18,221
Insurance liabilities	425	10,775	(10,350)	(96.1)	517
Provisions	14,868	16,040	(1,171)	(7.3)	15,571
Other liability accounts	22,236	22,113	122	0.6	25,052

Total liabilities	1,210,857	1,152,245	58,612	5.1	1,168,666

Shareholders’ equity	80,650	77,697	2,954	3.8	80,895
Capital stock	4,718	4,220	497	11.8	4,455
Reserves	74,229	71,117	3,112	4.4	72,660
Attributable profit to the Group	1,704	3,501	(1,797)	(51.3)	5,351
Less: dividends	—	(1,141)	1,141	(100.0)	(1,570)
Equity adjustments by valuation	(7,013)	(4,165)	(2,849)	68.4	(4,482)
Minority interests	8,184	6,131	2,053	33.5	6,445

Total equity	81,821	79,663	2,158	2.7	82,859

Total liabilities and equity	1,292,677	1,231,908	60,770	4.9	1,251,525

Balance sheet

EUR million

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Assets
Cash on hand and deposits at central banks	86,006	90,003	84,050	96,524	111,943	86,719
Trading portfolio	148,138	164,301	191,440	172,637	174,223	196,487
Debt securities	55,426	69,164	60,033	52,704	53,235	48,477
Customer loans	2,080	694	1,973	8,056	13,300	22,688
Equities	8,146	8,316	6,432	4,744	5,304	4,769
Trading derivatives	62,509	68,494	102,217	102,498	95,495	112,303
Deposits from credit institutions	19,976	17,633	20,785	4,636	6,889	8,250
Other financial assets at fair value	41,907	30,986	27,875	19,563	20,358	27,776
Customer loans	6,892	8,574	11,039	11,748	12,116	18,716
Other (deposits at credit institutions, debt securities and equities)	35,014	22,412	16,836	7,815	8,242	9,061
Available-for-sale financial assets	85,125	90,476	79,410	86,612	99,165	97,647
Debt securities	78,741	84,137	73,875	81,589	94,349	93,111
Equities	6,384	6,339	5,535	5,024	4,816	4,536
Loans	760,084	764,588	772,144	779,525	780,763	788,614
Deposits at credit institutions	47,414	42,593	43,778	42,389	52,924	57,340
Customer loans	704,898	714,701	721,291	730,296	720,965	724,820
Debt securities	7,772	7,294	7,075	6,840	6,874	6,454
Investments	275	293	1,212	4,154	4,685	4,730
Intangible assets and property and equipment	17,041	17,566	17,102	16,840	16,816	16,474
Goodwill	23,856	26,527	25,914	25,089	25,200	25,136
Other	46,132	47,168	51,330	50,580	50,195	49,094

Total assets	1,208,563	1,231,908	1,250,476	1,251,525	1,283,349	1,292,677

Liabilities and shareholders’ equity
Trading portfolio	130,191	131,909	168,751	146,949	149,125	161,487
Customer deposits	7,838	13,133	15,368	16,574	16,085	28,765
Marketable debt securities	1,207	2,214	1,507	77	74	94
Trading derivatives	63,746	68,663	101,557	103,083	96,889	110,958
Other	57,400	47,900	50,318	27,214	36,077	21,669
Other financial liabilities at fair value	52,786	72,638	66,940	44,908	47,490	38,757
Customer deposits	30,836	39,115	43,415	26,982	32,068	23,974
Marketable debt securities	5,203	8,954	8,432	8,185	5,247	6,168
Deposits at credit institutions	16,747	24,570	15,093	9,741	10,174	8,615
Financial liabilities at amortized cost	898,476	898,769	887,244	935,669	964,252	973,084
Due to central banks and credit institutions	80,790	87,681	93,435	116,368	124,780	138,200
Customer deposits	582,100	572,166	561,128	588,977	594,633	591,269
Marketable debt securities	187,861	191,314	187,750	189,110	201,697	202,303
Subordinated debt	26,431	25,841	25,848	22,992	22,821	22,408
Other financial liabilities	21,293	21,767	19,082	18,221	20,321	18,905
Insurance liabilities	10,453	10,775	9,894	517	717	425
Provisions	15,142	16,040	15,198	15,571	15,486	14,868
Other liability accounts	21,762	22,113	24,160	25,052	22,123	22,236

Total liabilities	1,128,810	1,152,245	1,172,187	1,168,666	1,199,194	1,210,857

Shareholders’ equity	77,590	77,697	79,144	80,895	80,695	80,650
Capital stock	4,220	4,220	4,220	4,455	4,538	4,718
Reserves	74,592	71,117	70,762	72,660	74,552	74,229
Attributable profit to the Group	2,108	3,501	5,303	5,351	1,604	1,704
Less: dividends	(3,330)	(1,141)	(1,141)	(1,570)	—	—
Equity adjustments by valuation	(3,813)	(4,165)	(6,519)	(4,482)	(4,900)	(7,013)
Minority interests	5,976	6,131	5,664	6,445	8,361	8,184

Total equity	79,753	79,663	78,289	82,859	84,155	81,821

Total liabilities and equity	1,208,563	1,231,908	1,250,476	1,251,525	1,283,349	1,292,677

Customer loans

EUR million

			Variation
	30.06.12	30.06.11	Amount	%	31.12.11
Public sector	17,959	12,565	5,394	42.9	12,147
Other residents	188,897	208,493	(19,597)	(9.4)	202,411
Commercial bills	9,081	8,944	137	1.5	9,679
Secured loans	108,305	122,884	(14,579)	(11.9)	117,946
Other loans	71,511	76,665	(5,155)	(6.7)	74,785
Non-resident sector	580,831	522,815	58,016	11.1	554,478
Secured loans	350,186	315,370	34,816	11.0	342,676
Other loans	230,646	207,445	23,201	11.2	211,802

Gross customer loans	787,687	743,874	43,814	5.9	769,036

Loan-loss allowances	21,463	19,904	1,559	7.8	18,936

Net customer loans	766,224	723,969	42,254	5.8	750,100

Pro memoria: Doubtful loans	33,525	29,597	3,928	13.3	31,287
Public sector	133	85	48	57.1	102
Other residents	15,104	12,946	2,158	16.7	14,745
Non-resident sector	18,288	16,566	1,722	10.4	16,439

Customer loans

EUR million

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Public sector	12,340	12,565	12,340	12,147	12,801	17,959
Other residents	210,430	208,493	205,225	202,411	193,462	188,897
Commercial bills	9,320	8,944	9,075	9,679	8,790	9,081
Secured loans	124,610	122,884	121,016	117,946	110,731	108,305
Other loans	76,500	76,665	75,135	74,785	73,940	71,511
Non-resident sector	510,246	522,815	536,267	554,478	559,356	580,831
Secured loans	309,769	315,370	326,079	342,676	343,492	350,186
Other loans	200,476	207,445	210,187	211,802	215,865	230,646

Gross customer loans	733,016	743,874	753,832	769,036	765,619	787,687

Loan-loss allowances	19,145	19,904	19,529	18,936	19,237	21,463

Net customer loans	713,871	723,969	734,302	750,100	746,382	766,224

Pro memoria: Doubtful loans	27,871	29,597	30,124	31,287	31,838	33,525
Public sector	44	85	88	102	139	133
Other residents	12,539	12,946	13,708	14,745	14,613	15,104
Non-resident sector	15,287	16,566	16,328	16,439	17,086	18,288

Credit risk management *

EUR million

			Variation
	30.06.12	30.06.11	Amount		%	31.12.11
Non-performing loans	34,365	30,186	4,179		13.8	32,036
NPL ratio (%)	4.11	3.78	0.33 p.			3.89
Loan-loss allowances	22,197	20,800	1,398		6.7	19,661
Specific	17,954	15,512	2,442		15.7	15,474
Generic	4,243	5,288	(1,045)		(19.8)	4,187
NPL coverage (%)	65	69	(4 p.	)		61
Credit cost (%) **	1.81	1.48	0.33 p.			1.41

Ordinary non-performing and doubtful loans ***	19,759	18,191	1,568		8.6	18,318
NPL ratio (%) ***	2.40	2.31	0.09 p.			2.26
NPL coverage (%) ***	112	114	(2 p.	)		107

*	Excluding country-risk
**	Net specific allowance / computable assets
***	Excluding mortgage guarantees

Note: NPL ratio: Non-performing loans / computable assets

Credit risk management *

EUR million

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Non-performing loans	28,494	30,186	30,910	32,036	32,560	34,365
NPL ratio (%)	3.61	3.78	3.86	3.89	3.98	4.11
Loan-loss allowances	20,124	20,800	20,403	19,661	20,035	22,197
Specific	14,992	15,512	15,300	15,474	15,808	17,954
Generic	5,132	5,288	5,103	4,187	4,227	4,243
NPL coverage (%)	71	69	66	61	62	65
Credit cost (%) **	1.51	1.48	1.44	1.41	1.44	1.81

*	Excluding country-risk
**	Net specific allowance / computable assets

Non-performing loans by quarter

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Balance at beginning of period	28,522	28,494	30,186	30,910	32,036	32,560
Net additions	3,112	4,015	4,206	4,048	3,638	5,452
Increase in scope of consolidation	186	739	(0)	—	(602)	(25)
Exchange differences	(558)	(31)	(444)	671	37	(71)
Write-offs	(2,767)	(3,031)	(3,037)	(3,594)	(2,549)	(3,552)

Balance at period-end	28,494	30,186	30,910	32,036	32,560	34,365

Customer funds under management

EUR million

			Variation
	30.06.12	30.06.11	Amount	%	31.12.11
Resident public sector	7,334	6,558	776	11.8	6,528
Other residents	147,886	159,076	(11,190)	(7.0)	144,131
Demand deposits	72,016	69,482	2,534	3.6	68,389
Time deposits	61,424	68,378	(6,954)	(10.2)	61,185
Other	14,445	21,216	(6,770)	(31.9)	14,557
Non-resident sector	488,789	458,780	30,009	6.5	481,875
Demand deposits	223,221	215,828	7,393	3.4	220,299
Time deposits	185,528	200,843	(15,315)	(7.6)	197,249
Other	80,040	42,109	37,930	90.1	64,328

Customer deposits	644,009	624,414	19,595	3.1	632,533

Debt securities*	208,565	202,482	6,083	3.0	197,372
Subordinated debt	22,408	25,841	(3,434)	(13.3)	22,992

On-balance-sheet customer funds	874,981	852,737	22,244	2.6	852,898

Mutual funds	97,683	112,371	(14,688)	(13.1)	102,611
Pension funds	9,436	10,744	(1,307)	(12.2)	9,645
Managed portfolios	18,064	19,005	(941)	(4.9)	19,199
Savings-insurance policies	—	884	(884)	(100.0)	—

Other customer funds under management	125,184	143,004	(17,821)	(12.5)	131,456

Customer funds under management	1,000,165	995,741	4,424	0.4	984,353

*	Including retail commercial paper. EUR 9,803 million in June 2012 and EUR 6,052 million in December 2011

Mutual funds

EUR million

			Variation
	30.06.12	30.06.11	Amount	%	31.12.11
Spain	24,060	30,209	(6,149)	(20.4)	27,425
Portugal	1,441	2,755	(1,315)	(47.7)	1,866
Poland	2,059		(384)
United Kingdom	16,110	14,532	1,578	10.9	15,744
Latin America	54,013	62,433	(8,419)	(13.5)	55,829

Total	97,683	112,371	(14,688)	(13.1)	102,611

Pension funds

EUR million

			Variation
	30.06.12	30.06.11	Amount	%	31.12.11
Spain	8,680	9,477	(798)	(8.4)	8,884
Portugal	757	1,266	(510)	(40.2)	760

Total	9,436	10,744	(1,307)	(12.2)	9,645

Customer funds under management

EUR million

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Resident public sector	8,640	6,558	6,994	6,528	10,925	7,334
Other residents	163,246	159,076	161,571	144,131	137,134	147,886
Demand deposits	71,018	69,482	67,523	68,389	67,382	72,016
Time deposits	78,500	68,378	64,875	61,185	60,511	61,424
Other	13,729	21,216	29,172	14,557	9,241	14,445
Non-resident sector	448,888	458,780	451,346	481,875	494,727	488,789
Demand deposits	211,861	215,828	215,260	220,299	224,318	223,221
Time deposits	197,313	200,843	194,539	197,249	194,764	185,528
Other	39,713	42,109	41,547	64,328	75,645	80,040
Customer deposits	620,774	624,414	619,911	632,533	642,786	644,009
Debt securities*	194,271	202,482	197,689	197,372	207,018	208,565
Subordinated debt	26,431	25,841	25,848	22,992	22,821	22,408
On-balance-sheet customer funds	841,476	852,737	843,448	852,898	872,625	874,981
Mutual funds	112,817	112,371	103,755	102,611	105,914	97,683
Pension funds	10,916	10,744	9,893	9,645	9,765	9,436
Managed portfolios	18,626	19,005	18,796	19,199	19,500	18,064
Savings-insurance policies	833	884	707	—	—	—

Other customer funds under management	143,192	143,004	133,150	131,456	135,179	125,184

Customer funds under management	984,668	995,741	976,598	984,353	1,007,804	1,000,165

*	Including retail commercial paper. EUR 9,803 million in June 2012 ; EUR 8,346 million in March 2012 ; EUR 6,052 million in December 2011

Mutual funds

EUR million

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Spain	31,974	30,209	28,331	27,425	27,292	24,060
Portugal	3,051	2,755	2,159	1,866	1,809	1,441
Poland	—	2,443	1,888	1,747	2,059	2,059
United Kingdom	14,204	14,532	14,686	15,744	15,674	16,110
Latin America	63,588	62,433	56,691	55,829	59,080	54,013

Total	112,817	112,371	103,755	102,611	105,914	97,683

Pension funds

EUR million

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Spain	9,602	9,477	8,910	8,884	8,983	8,680
Portugal	1,314	1,266	983	760	782	757

Total	10,916	10,744	9,893	9,645	9,765	9,436

Total equity and capital with the nature of financial liabilities

EUR million

			Variation
	30.06.12	30.06.11	Amount	%	31.12.11
Capital stock	4,718	4,220	497	11.8	4,455
Additional paid-in surplus	32,113	29,446	2,667	9.1	31,223
Reserves	42,175	41,831	344	0.8	41,688
Treasury stock	(59)	(160)	101	(63.1)	(251)

Shareholders’ equity (before profit and dividends)	78,947	75,337	3,609	4.8	77,115

Attributable profit	1,704	3,501	(1,797)	(51.3)	5,351
Interim dividend distributed	—	—	—	—	(1,429)
Interim dividend not distributed	—	(1,141)	1,141	(100.0)	(637)

Shareholders’ equity (after retained profit)	80,650	77,697	2,954	3.8	80,400

Valuation adjustments	(7,013)	(4,165)	(2,849)	68.4	(4,482)
Minority interests	8,184	6,131	2,053	33.5	6,445

Total equity (after retained profit)	81,821	79,663	2,158	2.7	82,363

Preferred shares and securities in subordinated debt	5,392	7,178	(1,786)	(24.9)	5,896

Total equity and capital with the nature of financial liabilities	87,212	86,841	372	0.4	88,259

Computable capital and BIS II ratio

EUR million

			Variation
	30.06.12	30.06.11	Amount	%	31.12.11
Core capital	56,709	53,377	3,333	6.2	56,694
Basic capital	61,816	60,558	1,257	2.1	62,294
Supplementary capital	15,236	17,727	(2,491)	(14.1)	15,568
Deductions	(1,217)	(2,240)	1,023	(45.7)	(1,090)

Computable capital	75,834	76,045	(211)	(0.3)	76,772

Risk-weighted assets	561,525	580,480	(18,955)	(3.3)	565,958

BIS II ratio	13.50	13.10	0.40 p.		13.56

Tier I (before deductions)	11.01	10.43	0.58 p.		11.01

Core capital	10.10	9.20	0.90 p.		10.02

Shareholders’ equity surplus (BIS II ratio)	30,912	29,606	1,306	4.4	31,495

Key data by principal segments

	Net operating income			Attributable profit to the Group			Efficiency ratio (%)		ROE (%)
	H1 ’12	H1 ’11	Var (%)	H1 ’12	H1 ’11	Var (%)	H1 ’12	H1 ’11	H1 ’12	H1 ’11
Income statement (EUR million)
Continental Europe	3,998	3,762	6.3	1,211	1,578	(23.3)	44.0	44.9	7.71	10.73

o/w: Santander Branch Network	1,314	1,227	7.1	247	500	(50.6)	43.8	45.5	7.62	14.30
Banesto	653	597	9.4	82	168	(50.8)	43.5	46.0	3.44	7.16
Portugal	333	262	27.0	71	131	(46.1)	43.0	49.9	5.52	10.72
Santander Consumer Finance	919	992	(7.4)	382	369	3.6	42.3	39.0	7.08	7.91
Retail Poland (BZ WBK)	253	134	87.8	157	94	67.1	45.2	45.8	18.31	27.69

United Kingdom	1,307	1,750	(25.3)	566	381	48.6	51.2	42.6	8.61	6.02

Latin America	7,755	6,831	13.5	2,240	2,457	(8.8)	36.6	38.5	19.47	22.17

o/w: Brazil	5,684	4,969	14.4	1,152	1,381	(16.6)	34.0	36.7	18.17	23.73
Mexico	826	758	8.9	556	486	14.4	37.5	38.1	25.66	21.26
Chile	692	665	4.1	260	349	(25.5)	39.0	37.0	21.98	27.04

USA	770	905	(15.0)	456	517	(11.8)	42.6	34.2	17.75	26.33

Operating areas	13,829	13,248	4.4	4,474	4,934	(9.3)	40.9	40.7	12.30	14.48

Corporate Activities*	(1,326)	(1,402)	(5.4)	(1,466)	(1,433)	2.3

Total Group*	12,503	11,846	5.5	3,008	3,501	(14.1)	44.5	44.7	7.64	9.39

Extraordinary net capital gains and provisions				(1,304)	—	—

Total Group				1,704	3,501	(51.3)	44.5	44.7	4.33	9.39

(*).-	Excluding extraordinary net capital gains and provisions

	Net customer loans			Customer deposits			NPL ratio (%) *		NPL coverage (%) *
	30.06.12	30.06.11	Var (%)	30.06.12	30.06.11	Var (%)	30.06.12	30.06.11	30.06.12	30.06.11
Activity (EUR million)
Continental Europe	302,519	312,420	(3.2)	247,172	259,448	(4.7)	5.68	4.76	60	61

o/w: Santander Branch Network *	102,163	107,312	(4.8)	84,679	80,037	5.8	9.16	6.73	49	47
Banesto	64,571	71,825	(10.1)	49,992	54,047	(7.5)	5.27	4.54	54	52
Portugal	27,289	29,212	(6.6)	23,772	22,228	6.9	5.42	3.25	53	62
Santander Consumer Finance	56,834	57,052	(0.4)	32,702	32,658	0.1	3.88	4.74	111	103
Retail Poland (BZ WBK)	9,191	8,659	6.1	10,463	10,217	2.4	4.93	6.43	62	67

United Kingdom	275,780	225,599	22.2	211,192	182,338	15.8	1.83	1.81	40	43

Latin America	141,115	132,095	6.8	136,183	138,596	(1.7)	5.14	4.20	90	105

o/w: Brazil	75,963	73,320	3.6	69,095	78,188	(11.6)	6.51	5.05	90	102
Mexico	20,454	17,722	15.4	26,033	20,824	25.0	1.64	2.45	183	165
Chile	29,074	25,555	13.8	23,228	18,829	23.4	4.65	3.65	64	89

USA	42,984	35,407	21.4	38,344	32,776	17.0	2.27	3.76	113	85

Operating areas	762,399	705,521	8.1	632,892	613,158	3.2	4.09	3.71	66	69

Total Group	766,224	723,969	5.8	644,009	624,414	3.1	4.11	3.78	65	69

*	Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of June 2012 stood at 6.59% (5.08% in June 2011) and NPL coverage was 55% (44% in June 2011).

	Employees		Branches
	30.06.12	30.06.11	30.06.12	30.06.11
Operating means
Continental Europe	57,837	59,197	6,540	6,643

o/w: Santander Branch Network	17,963	18,108	2,914	2,914
Banesto	9,234	9,470	1,698	1,717
Portugal	5,722	5,871	685	731
Santander Consumer Finance	11,656	11,765	637	662
Retail Poland (BZ WBK)	9,048	9,744	524	530

United Kingdom	26,993	26,802	1,315	1,405

Latin America	90,622	89,885	5,991	5,908

o/w: Brazil	54,647	53,132	3,784	3,728
Mexico	13,030	12,840	1,125	1,098
Chile	12,263	12,211	499	487

USA	9,363	9,000	723	723

Operating areas	184,815	184,884	14,569	14,679

Corporate Activities	2,436	2,249

Total Group	187,251	187,133	14,569	14,679

Operating areas

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	16,627	15,424	1,203	7.8

Net fees	5,212	5,193	19	0.4
Gains (losses) on financial transactions	1,218	1,301	(82)	(6.3)
Other operating income*	336	435	(99)	(22.7)

Gross income	23,393	22,353	1,040	4.7

Operating expenses	(9,564)	(9,105)	(459)	5.0
General administrative expenses	(8,584)	(8,139)	(445)	5.5
Personnel	(5,080)	(4,828)	(252)	5.2
Other general administrative expenses	(3,504)	(3,310)	(193)	5.8
Depreciation and amortisation	(981)	(966)	(14)	1.5

Net operating income	13,829	13,248	581	4.4

Net loan-loss provisions	(6,514)	(4,630)	(1,883)	40.7
Other income	(840)	(1,693)	853	(50.4)

Profit before taxes	6,476	6,925	(449)	(6.5)

Tax on profit	(1,508)	(1,556)	48	(3.1)

Profit from continuing operations	4,967	5,368	(401)	(7.5)

Net profit from discontinued operations	(3)	(6)	3	(46.7)

Consolidated profit	4,964	5,362	(398)	(7.4)

Minority interests	490	429	61	14.3

Attributable profit to the Group	4,474	4,934	(460)	(9.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.12	30.06.11	Amount	%
Balance sheet
Customer loans**	762,399	705,521	56,878	8.1
Trading portfolio (w/o loans)	157,236	140,702	16,534	11.8
Available-for-sale financial assets	69,582	68,412	1,170	1.7
Due from credit institutions**	92,043	107,467	(15,424)	(14.4)
Intangible assets and property and equipment	12,719	12,732	(13)	(0.1)
Other assets	124,378	133,932	(9,554)	(7.1)

Total assets/liabilities & shareholders’ equity	1,218,357	1,168,765	49,592	4.2

Customer deposits**	632,892	613,158	19,735	3.2
Marketable debt securities**	145,627	133,662	11,965	9.0
Subordinated debt**	17,285	16,639	646	3.9
Insurance liabilities	425	10,775	(10,350)	(96.1)
Due to credit institutions**	162,605	169,951	(7,346)	(4.3)
Other liabilities	187,033	155,746	31,287	20.1
Shareholders’ equity***	72,491	68,835	3,656	5.3

Other customer funds under management	125,184	143,004	(17,821)	(12.5)

Mutual funds	97,683	112,371	(14,688)	(13.1)
Pension funds	9,436	10,744	(1,307)	(12.2)
Managed portfolios	18,064	19,005	(941)	(4.9)
Savings-insurance policies	—	884	(884)	(100.0)

Customer funds under management	920,987	906,463	14,525	1.6

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE**	12.30	14.48	(2.18 p.	)
Efficiency ratio (with amortisations)	40.9	40.7	0.2 p.
NPL ratio	4.09	3.71	0.38 p.
NPL coverage	66	69	(4 p.	)
Number of employees (direct & indirect)	184,815	184,884	(69)		(0.0)
Number of branches	14,569	14,679	(110)		(0.7)

Operating areas

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	7,586	7,838	7,828	8,030	8,334	8,293

Net fees	2,522	2,671	2,638	2,393	2,635	2,577
Gains (losses) on financial transactions	738	563	353	240	751	467
Other operating income*	192	243	122	189	85	251

Gross income	11,038	11,315	10,941	10,852	11,806	11,588

Operating expenses	(4,487)	(4,618)	(4,707)	(4,909)	(4,825)	(4,739)
General administrative expenses	(4,015)	(4,124)	(4,203)	(4,393)	(4,335)	(4,249)
Personnel	(2,386)	(2,442)	(2,491)	(2,552)	(2,560)	(2,520)
Other general administrative expenses	(1,629)	(1,682)	(1,712)	(1,841)	(1,775)	(1,728)
Depreciation and amortisation	(472)	(494)	(504)	(516)	(490)	(490)

Net operating income	6,551	6,697	6,235	5,942	6,980	6,849

Net loan-loss provisions	(1,997)	(2,633)	(2,732)	(2,574)	(3,112)	(3,401)
Other income	(406)	(1,287)	(420)	(442)	(491)	(349)

Profit before taxes	4,148	2,777	3,083	2,926	3,377	3,098

Tax on profit	(981)	(575)	(738)	(646)	(773)	(735)

Profit from continuing operations	3,167	2,202	2,345	2,280	2,604	2,363

Net profit from discontinued operations	(6)	(0)	3	(22)	1	(4)

Consolidated profit	3,161	2,201	2,349	2,259	2,605	2,359

Minority interests	218	211	162	195	258	233

Attributable profit to the Group	2,943	1,991	2,187	2,064	2,348	2,126

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Balance sheet
Customer loans**	696,187	705,521	715,291	741,152	744,164	762,399
Trading portfolio (w/o loans)	121,244	140,702	163,837	152,218	146,559	157,236
Available-for-sale financial assets	63,538	68,412	59,443	63,316	68,786	69,582
Due from credit institutions**	115,197	107,467	110,037	85,157	93,436	92,043
Intangible assets and property and equipment	12,335	12,732	12,328	12,124	12,941	12,719
Other assets	129,395	133,932	126,356	125,634	128,090	124,378

Total assets/liabilities & shareholders’ equity	1,137,897	1,168,765	1,187,291	1,179,601	1,193,976	1,218,357

Customer deposits**	609,325	613,158	607,930	612,861	625,401	632,892
Marketable debt securities**	123,405	133,662	128,895	133,782	140,920	145,627
Subordinated debt**	16,430	16,639	16,874	17,515	17,316	17,285
Insurance liabilities	10,453	10,775	9,894	517	717	425
Due to credit institutions**	174,581	169,951	174,475	173,070	170,578	162,605
Other liabilities	135,078	155,746	181,803	174,362	165,500	187,033
Shareholders’ equity***	68,625	68,835	67,420	67,494	73,543	72,491

Other customer funds under management	143,192	143,004	133,150	131,456	135,179	125,184

Mutual funds	112,817	112,371	103,755	102,611	105,914	97,683
Pension funds	10,916	10,744	9,893	9,645	9,765	9,436
Managed portfolios	18,626	19,005	18,796	19,199	19,500	18,064
Savings-insurance policies	833	884	707	—	—	—

Customer funds under management	892,352	906,463	886,849	895,614	918,817	920,987

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	3.54	3.71	3.78	3.83	3.95	4.09
NPL coverage	71	69	66	64	63	66

Continental Europe

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	4,730	4,380	349	8.0

Net fees	1,879	1,954	(75)	(3.8)
Gains (losses) on financial transactions	301	243	58	23.8
Other operating income*	234	246	(13)	(5.2)

Gross income	7,143	6,823	320	4.7

Operating expenses	(3,145)	(3,061)	(83)	2.7
General administrative expenses	(2,827)	(2,765)	(62)	2.2
Personnel	(1,759)	(1,741)	(18)	1.1
Other general administrative expenses	(1,067)	(1,024)	(43)	4.2
Depreciation and amortisation	(318)	(296)	(22)	7.3

Net operating income	3,998	3,762	236	6.3

Net loan-loss provisions	(2,156)	(1,363)	(793)	58.2
Other income	(182)	(220)	38	(17.3)

Profit before taxes	1,661	2,179	(518)	(23.8)

Tax on profit	(403)	(547)	144	(26.3)

Profit from continuing operations	1,257	1,632	(375)	(23.0)

Net profit from discontinued operations	(3)	(6)	3	(46.6)

Consolidated profit	1,254	1,625	(372)	(22.9)

Minority interests	43	47	(5)	(9.6)

Attributable profit to the Group	1,211	1,578	(367)	(23.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.12	30.06.11	Amount	%
Balance sheet
Customer loans**	302,519	312,420	(9,901)	(3.2)
Trading portfolio (w/o loans)	84,528	58,043	26,486	45.6
Available-for-sale financial assets	26,830	24,553	2,278	9.3
Due from credit institutions**	50,740	57,677	(6,937)	(12.0)
Intangible assets and property and equipment	5,710	5,250	460	8.8
Other assets	23,793	20,727	3,066	14.8

Total assets/liabilities & shareholders’ equity	494,121	478,669	15,452	3.2

Customer deposits**	247,172	259,448	(12,276)	(4.7)
Marketable debt securities**	38,532	37,011	1,521	4.1
Subordinated debt**	401	1,350	(948)	(70.3)
Insurance liabilities	425	965	(540)	(56.0)
Due to credit institutions**	74,689	69,996	4,693	6.7
Other liabilities	101,521	79,201	22,320	28.2
Shareholders’ equity***	31,381	30,698	683	2.2

Other customer funds under management	42,375	52,169	(9,794)	(18.8)

Mutual funds	27,560	35,407	(7,847)	(22.2)
Pension funds	9,436	10,744	(1,307)	(12.2)
Managed portfolios	5,378	6,019	(640)	(10.6)
Savings-insurance policies	—	—	—	—

Customer funds under management	328,480	349,978	(21,498)	(6.1)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	7.71	10.73	(3.02 p.	)
Efficiency ratio (with amortisations)	44.0	44.9	(0.8 p.	)
NPL ratio	5.68	4.76	0.92 p.
NPL coverage	60	61	(1 p.	)
Number of employees (direct & indirect)	57,837	59,197	(1,360)		(2.3)
Number of branches	6,540	6,643	(103)		(1.6)

Continental Europe

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	2,042	2,338	2,253	2,243	2,296	2,434

Net fees	939	1,014	990	830	921	958
Gains (losses) on financial transactions	235	8	(28)	17	335	(34)
Other operating income*	68	179	56	95	45	188

Gross income	3,284	3,539	3,270	3,185	3,597	3,546

Operating expenses	(1,459)	(1,603)	(1,588)	(1,611)	(1,578)	(1,567)
General administrative expenses	(1,316)	(1,448)	(1,435)	(1,461)	(1,419)	(1,407)
Personnel	(827)	(914)	(895)	(895)	(879)	(880)
Other general administrative expenses	(489)	(534)	(540)	(566)	(540)	(527)
Depreciation and amortisation	(142)	(154)	(153)	(150)	(159)	(160)

Net operating income	1,826	1,936	1,682	1,574	2,019	1,979

Net loan-loss provisions	(496)	(866)	(946)	(1,105)	(1,085)	(1,071)
Other income	(111)	(109)	(159)	(129)	(157)	(25)

Profit before taxes	1,218	961	578	340	777	883

Tax on profit	(311)	(237)	(122)	(47)	(176)	(228)

Profit from continuing operations	907	724	456	293	601	656

Net profit from discontinued operations	(6)	(0)	3	(22)	1	(4)

Consolidated profit	901	724	459	272	602	652

Minority interests	23	24	16	6	18	25

Attributable profit to the Group	878	700	443	266	584	627

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Balance sheet
Customer loans**	303,460	312,420	307,510	305,391	301,654	302,519
Trading portfolio (w/o loans)	51,350	58,043	77,731	78,802	78,600	84,528
Available-for-sale financial assets	22,240	24,553	21,293	24,640	29,433	26,830
Due from credit institutions**	63,415	57,677	50,813	48,491	49,609	50,740
Intangible assets and property and equipment	4,904	5,250	5,078	5,029	5,821	5,710
Other assets	18,362	20,727	22,125	26,480	27,005	23,793

Total assets/liabilities & shareholders’ equity	463,731	478,669	484,551	488,833	492,122	494,121

Customer deposits**	260,719	259,448	255,020	247,582	252,781	247,172
Marketable debt securities**	40,280	37,011	34,617	38,053	39,869	38,532
Subordinated debt**	1,218	1,350	984	964	909	401
Insurance liabilities	1,021	965	930	517	717	425
Due to credit institutions**	64,213	69,996	70,616	83,490	81,429	74,689
Other liabilities	66,975	79,201	92,163	87,822	84,631	101,521
Shareholders’ equity***	29,305	30,698	30,222	30,404	31,786	31,381

Other customer funds under management	51,296	52,169	47,548	45,809	46,320	42,375

Mutual funds	35,025	35,407	32,377	31,038	31,160	27,560
Pension funds	10,916	10,744	9,893	9,645	9,765	9,436
Managed portfolios	5,354	6,019	5,278	5,126	5,395	5,378
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	353,512	349,978	338,168	332,409	339,879	328,480

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	4.53	4.76	5.04	5.18	5.42	5.68
NPL coverage	62	61	58	56	55	60

Santander Branch Network

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	1,770	1,634	136	8.3

Net fees	565	575	(10)	(1.8)
Gains (losses) on financial transactions	66	64	2	3.4
Other operating income*	(65)	(22)	(43)	196.3

Gross income	2,336	2,251	85	3.8

Operating expenses	(1,022)	(1,024)	2	(0.2)
General administrative expenses	(947)	(947)	(0)	0.0
Personnel	(608)	(620)	12	(1.9)
Other general administrative expenses	(340)	(328)	(12)	3.6
Depreciation and amortisation	(74)	(76)	2	(2.6)

Net operating income	1,314	1,227	87	7.1

Net loan-loss provisions	(921)	(523)	(397)	75.9
Other income	(54)	(17)	(37)	209.6

Profit before taxes	339	686	(347)	(50.6)

Tax on profit	(92)	(185)	94	(50.6)

Profit from continuing operations	247	501	(254)	(50.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	247	501	(254)	(50.6)

Minority interests	0	1	(0)	(61.3)

Attributable profit to the Group	247	500	(253)	(50.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.12	30.06.11	Amount	%
Balance sheet
Customer loans**	102,163	107,312	(5,149)	(4.8)
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	—	—	—	—
Due from credit institutions**	44	185	(140)	(76.0)
Intangible assets and property and equipment	1,201	1,201	—	—
Other assets	1,674	1,692	(18)	(1.1)

Total assets/liabilities & shareholders’ equity	105,082	110,390	(5,307)	(4.8)

Customer deposits**	84,679	80,037	4,642	5.8
Marketable debt securities**	7,252	—	7,252	—
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	657	355	302	85.0
Other liabilities	6,025	22,954	(16,930)	(73.8)
Shareholders’ equity***	6,469	7,043	(574)	(8.1)

Other customer funds under management	22,971	25,171	(2,199)	(8.7)

Mutual funds	14,984	17,654	(2,669)	(15.1)
Pension funds	5,809	6,141	(332)	(5.4)
Managed portfolios	—	—	—	—
Savings-insurance policies	2,178	1,376	802	58.3

Customer funds under management	114,903	105,208	9,695	9.2

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	7.62	14.30	(6.68 p.	)
Efficiency ratio (with amortisations)	43.8	45.5	(1.7 p.	)
NPL ratio	9.16	6.73	2.43 p.
NPL coverage	49	47	2 p.
Number of employees (direct & indirect)	17,963	18,108	(145)		(0.8)
Number of branches	2,914	2,914	—		—

Santander Branch Network

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	780	853	824	778	837	933

Net fees	292	283	270	253	279	286
Gains (losses) on financial transactions	37	27	15	29	35	31
Other operating income*	(10)	(12)	(9)	(10)	(33)	(32)

Gross income	1,100	1,151	1,100	1,050	1,118	1,217

Operating expenses	(512)	(512)	(512)	(512)	(512)	(510)
General administrative expenses	(474)	(473)	(474)	(474)	(475)	(473)
Personnel	(310)	(310)	(310)	(303)	(305)	(303)
Other general administrative expenses	(164)	(163)	(164)	(170)	(170)	(169)
Depreciation and amortisation	(38)	(39)	(38)	(38)	(37)	(37)

Net operating income	588	639	588	538	606	707

Net loan-loss provisions	(184)	(339)	(447)	(467)	(483)	(438)
Other income	(27)	10	(3)	9	(21)	(33)

Profit before taxes	376	310	139	80	102	237

Tax on profit	(101)	(84)	(37)	(22)	(28)	(64)

Profit from continuing operations	274	227	101	58	75	173

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	274	227	101	58	75	173

Minority interests	0	0	(0)	0	0	0

Attributable profit to the Group	274	226	101	58	75	173

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Balance sheet
Customer loans**	110,051	107,312	104,671	102,643	100,487	102,163
Trading portfolio (w/o loans)	—	—	—	—	—	—
Available-for-sale financial assets	—	—	—	—	—	—
Due from credit institutions**	214	185	137	104	59	44
Intangible assets and property and equipment	1,201	1,201	1,201	1,201	1,201	1,201
Other assets	411	1,692	1,785	1,829	1,657	1,674

Total assets/liabilities & shareholders’ equity	111,878	110,390	107,794	105,776	103,404	105,082

Customer deposits**	84,656	80,037	81,063	78,864	80,355	84,679
Marketable debt securities**	—	—	—	4,965	6,344	7,252
Subordinated debt**	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	323	355	524	543	650	657
Other liabilities	20,002	22,954	19,526	14,780	9,597	6,025
Shareholders’ equity***	6,897	7,043	6,681	6,625	6,459	6,469

Other customer funds under management	25,478	25,171	23,883	23,640	23,838	22,971

Mutual funds	18,558	17,654	16,712	16,158	15,819	14,984
Pension funds	6,225	6,141	5,628	5,918	6,049	5,809
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	696	1,376	1,543	1,564	1,970	2,178

Customer funds under management	110,134	105,208	104,946	107,469	110,537	114,903

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	5.99	6.73	7.70	8.47	8.90	9.16
NPL coverage	50	47	41	40	40	49

Spread	1.95	2.53	2.68	2.54	2.70	2.87

Spread loans	1.90	1.97	2.03	2.01	2.19	2.42
Spread deposits	0.05	0.56	0.65	0.53	0.51	0.45

Banesto

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	731	679	53	7.7

Net fees	304	310	(6)	(2.1)
Gains (losses) on financial transactions	126	82	43	52.7
Other operating income*	(5)	33	(38)	—

Gross income	1,156	1,105	51	4.6

Operating expenses	(503)	(508)	5	(0.9)
General administrative expenses	(440)	(445)	5	(1.1)
Personnel	(322)	(326)	4	(1.3)
Other general administrative expenses	(119)	(120)	1	(0.6)
Depreciation and amortisation	(63)	(63)	(0)	0.1

Net operating income	653	597	56	9.4

Net loan-loss provisions	(465)	(274)	(190)	69.4
Other income	(52)	(76)	24	(31.7)

Profit before taxes	136	246	(110)	(44.9)

Tax on profit	(37)	(50)	13	(26.4)

Profit from continuing operations	99	196	(97)	(49.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	99	196	(97)	(49.6)

Minority interests	16	28	(12)	(43.0)

Attributable profit to the Group	82	168	(85)	(50.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.12	30.06.11	Amount	%
Balance sheet
Customer loans**	64,571	71,825	(7,254)	(10.1)
Trading portfolio (w/o loans)	8,281	5,572	2,708	48.6
Available-for-sale financial assets	9,487	9,189	297	3.2
Due from credit institutions**	10,121	10,845	(724)	(6.7)
Intangible assets and property and equipment	1,297	1,356	(59)	(4.3)
Other assets	8,893	6,172	2,721	44.1

Total assets/liabilities & shareholders’ equity	102,649	104,959	(2,310)	(2.2)

Customer deposits**	49,992	54,047	(4,056)	(7.5)
Marketable debt securities**	22,037	26,303	(4,266)	(16.2)
Subordinated debt**	221	785	(564)	(71.8)
Insurance liabilities	—	—	—	—
Due to credit institutions**	14,539	9,961	4,578	46.0
Other liabilities	11,081	9,158	1,922	21.0
Shareholders’ equity***	4,780	4,704	75	1.6

Other customer funds under management	8,060	8,933	(873)	(9.8)

Mutual funds	4,162	4,902	(740)	(15.1)
Pension funds	1,192	1,321	(129)	(9.8)
Managed portfolios	91	118	(27)	(22.9)
Savings-insurance policies	2,615	2,592	23	0.9

Customer funds under management	80,310	90,069	(9,759)	(10.8)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	3.44	7.16	(3.72 p.	)
Efficiency ratio (with amortisations)	43.5	46.0	(2.4 p.	)
NPL ratio	5.27	4.54	0.73 p.
NPL coverage	54	52	2 p.
Number of employees (direct & indirect)	9,234	9,470	(236)		(2.5)
Number of branches	1,698	1,717	(19)		(1.1)

Banesto

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	321	358	351	321	353	379

Net fees	155	155	152	154	153	151
Gains (losses) on financial transactions	41	41	20	(5)	87	39
Other operating income*	9	24	6	8	(3)	(2)

Gross income	527	578	529	479	589	567

Operating expenses	(254)	(254)	(250)	(244)	(254)	(249)
General administrative expenses	(223)	(222)	(218)	(215)	(222)	(219)
Personnel	(163)	(162)	(161)	(149)	(162)	(159)
Other general administrative expenses	(60)	(60)	(58)	(65)	(60)	(59)
Depreciation and amortisation	(31)	(32)	(31)	(29)	(32)	(31)

Net operating income	273	324	280	235	335	318

Net loan-loss provisions	(102)	(173)	(187)	(200)	(206)	(259)
Other income	(16)	(60)	(60)	(114)	(90)	38

Profit before taxes	155	91	33	(79)	39	96

Tax on profit	(38)	(12)	(11)	15	7	(44)

Profit from continuing operations	117	79	22	(63)	46	53

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	117	79	22	(63)	46	53

Minority interests	16	12	(0)	(4)	5	11

Attributable profit to the Group	101	67	22	(59)	41	41

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Balance sheet
Customer loans**	73,326	71,825	69,245	68,850	67,196	64,571
Trading portfolio (w/o loans)	5,979	5,572	7,699	7,869	8,071	8,281
Available-for-sale financial assets	9,328	9,189	7,206	8,333	10,325	9,487
Due from credit institutions**	16,597	10,845	10,286	9,637	11,064	10,121
Intangible assets and property and equipment	1,360	1,356	1,356	1,328	1,379	1,297
Other assets	5,834	6,172	5,989	10,215	11,116	8,893

Total assets/liabilities & shareholders’ equity	112,426	104,959	101,780	106,232	109,152	102,649

Customer deposits**	59,660	54,047	51,385	50,755	53,875	49,992
Marketable debt securities**	27,135	26,303	24,608	22,531	22,947	22,037
Subordinated debt**	787	785	790	784	735	221
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	10,822	9,961	9,319	16,591	15,926	14,539
Other liabilities	9,305	9,158	10,969	10,870	10,875	11,081
Shareholders’ equity***	4,717	4,704	4,709	4,702	4,793	4,780

Other customer funds under management	9,303	8,933	8,687	8,375	8,308	8,060

Mutual funds	5,279	4,902	4,688	4,440	4,357	4,162
Pension funds	1,344	1,321	1,229	1,237	1,240	1,192
Managed portfolios	114	118	114	109	110	91
Savings-insurance policies	2,566	2,592	2,656	2,588	2,601	2,615

Customer funds under management	96,884	90,069	85,470	82,444	85,865	80,310

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	4.31	4.54	4.69	5.01	5.07	5.27
NPL coverage	52	52	53	53	51	54

Spread	1.67	2.20	2.54	2.52	2.66	2.49

Spread loans	2.03	2.08	2.12	2.16	2.33	2.31
Spread deposits	(0.36)	0.12	0.42	0.36	0.33	0.18

Portugal

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	300	319	(20)	(6.2)

Net fees	181	183	(2)	(0.9)
Gains (losses) on financial transactions	77	8	69	876.6
Other operating income*	27	14	13	91.2

Gross income	585	524	60	11.5

Operating expenses	(251)	(262)	11	(4.1)
General administrative expenses	(215)	(228)	13	(5.6)
Personnel	(151)	(158)	7	(4.5)
Other general administrative expenses	(65)	(71)	6	(8.2)
Depreciation and amortisation	(36)	(34)	(2)	6.2

Net operating income	333	262	71	27.0

Net loan-loss provisions	(223)	(73)	(150)	205.5
Other income	(21)	(23)	2	(8.7)

Profit before taxes	90	167	(77)	(46.0)

Tax on profit	(20)	(36)	16	(45.1)

Profit from continuing operations	71	131	(61)	(46.2)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	71	131	(61)	(46.2)

Minority interests	(0)	0	(0)	—

Attributable profit to the Group	71	131	(60)	(46.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.12	30.06.11	Amount	%
Balance sheet
Customer loans**	27,289	29,212	(1,923)	(6.6)
Trading portfolio (w/o loans)	1,789	1,263	526	41.7
Available-for-sale financial assets	5,511	4,158	1,352	32.5
Due from credit institutions**	2,368	2,119	250	11.8
Intangible assets and property and equipment	418	467	(48)	(10.3)
Other assets	6,389	6,859	(470)	(6.9)

Total assets/liabilities & shareholders’ equity	43,765	44,078	(313)	(0.7)

Customer deposits**	23,772	22,228	1,544	6.9
Marketable debt securities**	3,892	5,365	(1,473)	(27.5)
Subordinated debt**	0	9	(9)	(99.1)
Insurance liabilities	67	81	(14)	(17.5)
Due to credit institutions**	13,324	13,248	75	0.6
Other liabilities	175	630	(454)	(72.1)
Shareholders’ equity***	2,534	2,516	18	0.7

Other customer funds under management	2,266	4,155	(1,889)	(45.5)

Mutual funds	1,441	2,755	(1,315)	(47.7)
Pension funds	757	1,266	(510)	(40.2)
Managed portfolios	69	133	(64)	(48.4)
Savings-insurance policies	—	—	—	—

Customer funds under management	29,930	31,757	(1,827)	(5.8)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	5.52	10.72	(5.20 p.	)
Efficiency ratio (with amortisations)	43.0	49.9	(7.0 p.	)
NPL ratio	5.42	3.25	2.17 p.
NPL coverage	53	62	(8 p.	)
Number of employees (direct & indirect)	5,722	5,871	(149)		(2.5)
Number of branches	685	731	(46)		(6.3)

Portugal

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	165	155	137	136	147	152

Net fees	101	82	87	75	90	91
Gains (losses) on financial transactions	8	0	(1)	8	70	7
Other operating income*	8	6	2	5	10	17

Gross income	282	243	225	223	318	267

Operating expenses	(131)	(131)	(132)	(136)	(126)	(125)
General administrative expenses	(114)	(114)	(114)	(118)	(108)	(108)
Personnel	(79)	(79)	(79)	(80)	(75)	(75)
Other general administrative expenses	(35)	(35)	(35)	(38)	(32)	(32)
Depreciation and amortisation	(17)	(17)	(18)	(18)	(18)	(18)

Net operating income	151	112	93	88	192	142

Net loan-loss provisions	(32)	(40)	(50)	(84)	(131)	(91)
Other income	(9)	(14)	(45)	18	(16)	(5)

Profit before taxes	110	57	(2)	22	45	45

Tax on profit	(19)	(17)	(0)	23	(12)	(7)

Profit from continuing operations	91	41	(2)	45	33	38

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	91	41	(2)	45	33	38

Minority interests	0	(0)	(0)	0	(0)	0

Attributable profit to the Group	90	41	(2)	45	33	38

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Balance sheet
Customer loans**	29,744	29,212	28,945	28,403	27,808	27,289
Trading portfolio (w/o loans)	1,411	1,263	1,575	1,617	1,672	1,789
Available-for-sale financial assets	4,584	4,158	4,172	4,496	5,295	5,511
Due from credit institutions**	3,932	2,119	2,164	2,467	2,200	2,368
Intangible assets and property and equipment	472	467	460	452	439	418
Other assets	6,656	6,859	6,569	7,120	6,580	6,389

Total assets/liabilities & shareholders’ equity	46,798	44,078	43,884	44,555	43,993	43,765

Customer deposits**	21,929	22,228	22,812	23,465	23,321	23,772
Marketable debt securities**	7,122	5,365	5,170	5,037	4,734	3,892
Subordinated debt**	0	9	22	(0)	(0)	0
Insurance liabilities	83	81	75	70	70	67
Due to credit institutions**	14,208	13,248	13,079	13,395	13,197	13,324
Other liabilities	843	630	183	31	100	175
Shareholders’ equity***	2,613	2,516	2,543	2,557	2,571	2,534

Other customer funds under management	4,500	4,155	3,213	2,686	2,654	2,266

Mutual funds	3,051	2,755	2,159	1,866	1,809	1,441
Pension funds	1,314	1,266	983	760	782	757
Managed portfolios	135	133	72	59	63	69
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	33,551	31,757	31,218	31,188	30,708	29,930

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	3.03	3.25	3.78	4.06	4.59	5.42
NPL coverage	62	62	53	55	58	53

Spread	2.08	1.75	1.68	1.45	1.43	1.43

Spread loans	1.96	2.06	2.15	2.23	2.34	2.39
Spread deposits	0.12	(0.31)	(0.47)	(0.78)	(0.91)	(0.96)

Santander Consumer Finance

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	1,191	1,182	8	0.7

Net fees	402	438	(36)	(8.1)
Gains (losses) on financial transactions	(3)	(1)	(2)	160.6
Other operating income*	1	7	(6)	(83.9)

Gross income	1,592	1,626	(35)	(2.1)

Operating expenses	(673)	(634)	(39)	6.1
General administrative expenses	(601)	(576)	(25)	4.3
Personnel	(305)	(288)	(17)	5.9
Other general administrative expenses	(296)	(289)	(7)	2.6
Depreciation and amortisation	(72)	(58)	(14)	24.7

Net operating income	919	992	(74)	(7.4)

Net loan-loss provisions	(375)	(395)	20	(5.0)
Other income	(24)	(83)	59	(70.9)

Profit before taxes	519	514	5	1.0

Tax on profit	(113)	(125)	12	(9.5)

Profit from continuing operations	406	389	17	4.4

Net profit from discontinued operations	(3)	(6)	3	(46.6)

Consolidated profit	403	383	20	5.2

Minority interests	20	14	7	48.1

Attributable profit to the Group	382	369	13	3.6

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.12	30.06.11	Amount	%
Balance sheet
Customer loans**	56,834	57,052	(219)	(0.4)
Trading portfolio (w/o loans)	1,431	1,401	30	2.1
Available-for-sale financial assets	775	330	445	134.8
Due from credit institutions**	9,321	7,557	1,764	23.3
Intangible assets and property and equipment	852	873	(22)	(2.5)
Other assets	2,513	2,467	46	1.9

Total assets/liabilities & shareholders’ equity	71,724	69,680	2,044	2.9

Customer deposits**	32,702	32,658	43	0.1
Marketable debt securities**	5,361	5,345	15	0.3
Subordinated debt**	72	449	(377)	(84.0)
Insurance liabilities	—	—	—	—
Due to credit institutions**	18,646	17,811	835	4.7
Other liabilities	4,062	3,825	238	6.2
Shareholders’ equity***	10,882	9,592	1,290	13.4

Other customer funds under management	6	7	(1)	(12.0)

Mutual funds	2	2	(0)	(17.1)
Pension funds	4	4	(0)	(9.2)
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	38,140	38,459	(319)	(0.8)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	7.08	7.91	(0.83 p.	)
Efficiency ratio (with amortisations)	42.3	39.0	3.3 p.
NPL ratio	3.88	4.74	(0.86 p.	)
NPL coverage	111	103	8 p.
Number of employees (direct & indirect)	11,656	11,765	(109)		(0.9)
Number of branches	637	662	(25)		(3.8)

Santander Consumer Finance

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	582	600	591	598	611	580

Net fees	210	228	234	179	204	198
Gains (losses) on financial transactions	(1)	0	(1)	(11)	(5)	2
Other operating income*	2	5	(6)	2	0	1

Gross income	793	833	818	769	810	782

Operating expenses	(308)	(327)	(331)	(360)	(337)	(336)
General administrative expenses	(279)	(298)	(301)	(327)	(302)	(299)
Personnel	(137)	(150)	(150)	(152)	(149)	(155)
Other general administrative expenses	(141)	(147)	(151)	(175)	(153)	(144)
Depreciation and amortisation	(29)	(29)	(30)	(34)	(35)	(37)

Net operating income	486	506	487	408	473	446

Net loan-loss provisions	(192)	(203)	(220)	(238)	(176)	(199)
Other income	(37)	(46)	(14)	(41)	(18)	(6)

Profit before taxes	256	258	253	129	278	241

Tax on profit	(60)	(65)	(44)	(4)	(62)	(51)

Profit from continuing operations	196	193	208	125	216	190

Net profit from discontinued operations	(6)	(0)	3	(22)	1	(4)

Consolidated profit	190	193	212	103	217	186

Minority interests	7	7	10	7	10	10

Attributable profit to the Group	183	186	201	96	206	176

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Balance sheet
Customer loans**	56,524	57,052	56,486	56,731	56,306	56,834
Trading portfolio (w/o loans)	968	1,401	1,480	1,335	1,186	1,431
Available-for-sale financial assets	317	330	226	205	1,174	775
Due from credit institutions**	6,927	7,557	7,565	10,876	9,149	9,321
Intangible assets and property and equipment	808	873	755	784	842	852
Other assets	2,234	2,467	3,276	2,899	2,792	2,513

Total assets/liabilities & shareholders’ equity	67,777	69,680	69,788	72,831	71,449	71,724

Customer deposits**	31,618	32,658	34,181	33,198	33,180	32,702
Marketable debt securities**	6,020	5,345	4,873	5,410	5,908	5,361
Subordinated debt**	425	449	65	75	68	72
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	17,010	17,811	16,640	18,912	17,210	18,646
Other liabilities	3,228	3,825	4,466	5,395	3,909	4,062
Shareholders’ equity***	9,476	9,592	9,564	9,840	11,173	10,882

Other customer funds under management	7	7	6	6	6	6

Mutual funds	3	2	2	2	2	2
Pension funds	4	4	4	4	4	4
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	38,070	38,459	39,125	38,689	39,163	38,140

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	4.99	4.74	4.50	3.97	4.05	3.88
NPL coverage	98	103	105	109	108	111

Spread loans	4.83	4.43	4.48	4.57	4.51	4.57

Retail Poland (BZ WBK)

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	263	122	140	114.8

Net fees	158	88	70	79.2
Gains (losses) on financial transactions	25	20	6	29.3
Other operating income*	14	18	(3)	(19.5)

Gross income	461	248	213	85.7

Operating expenses	(208)	(114)	(95)	83.3
General administrative expenses	(191)	(105)	(87)	82.9
Personnel	(114)	(61)	(53)	88.0
Other general administrative expenses	(77)	(44)	(33)	75.9
Depreciation and amortisation	(17)	(9)	(8)	87.1

Net operating income	253	134	118	87.8

Net loan-loss provisions	(52)	(16)	(37)	235.4
Other income	2	(0)	2	—

Profit before taxes	202	118	84	70.7

Tax on profit	(41)	(21)	(20)	95.5

Profit from continuing operations	161	98	64	65.4

Net profit from discontinued operations	—	—	—	—

Consolidated profit	161	98	64	65.4

Minority interests	5	4	1	23.9

Attributable profit to the Group	157	94	63	67.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.12	30.06.11	Amount	%
Balance sheet
Customer loans**	9,191	8,659	532	6.1
Trading portfolio (w/o loans)	871	920	(49)	(5.3)
Available-for-sale financial assets	2,634	3,142	(509)	(16.2)
Due from credit institutions**	549	214	335	156.3
Intangible assets and property and equipment	175	302	(127)	(42.1)
Other assets	698	823	(125)	(15.2)

Total assets/liabilities & shareholders’ equity	14,119	14,061	57	0.4

Customer deposits**	10,463	10,217	246	2.4
Marketable debt securities**	—	—	—	—
Subordinated debt**	100	100	1	0.5
Insurance liabilities	—	—	—	—
Due to credit institutions**	1,109	1,800	(691)	(38.4)
Other liabilities	773	595	178	29.8
Shareholders’ equity***	1,673	1,349	324	24.0

Other customer funds under management	2,232	2,739	(507)	(18.5)

Mutual funds	2,059	2,443	(384)	(15.7)
Pension funds	—	—	—	—
Managed portfolios	173	296	(123)	(41.6)
Savings-insurance policies	—	—	—	—

Customer funds under management	12,796	13,055	(260)	(2.0)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	18.31	27.69	(9.38 p.	)
Efficiency ratio (with amortisations)	45.2	45.8	(0.6 p.	)
NPL ratio	4.93	6.43	(1.50 p.	)
NPL coverage	62	67	(5 p.	)
Number of employees (direct & indirect)	9,048	9,744	(696)		(7.1)
Number of branches	524	530	(6)		(1.1)

Retail Poland (BZ WBK)

EUR million

	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	122	122	127	129	134

Net fees	88	83	76	78	80
Gains (losses) on financial transactions	20	26	12	10	16
Other operating income*	18	(2)	(2)	1	13

Gross income	248	229	213	218	243

Operating expenses	(114)	(103)	(108)	(105)	(104)
General administrative expenses	(105)	(94)	(99)	(96)	(96)
Personnel	(61)	(58)	(61)	(57)	(57)
Other general administrative expenses	(44)	(36)	(38)	(39)	(39)
Depreciation and amortisation	(9)	(9)	(9)	(9)	(8)

Net operating income	134	126	105	114	139

Net loan-loss provisions	(16)	(23)	(21)	(20)	(32)
Other income	(0)	(1)	(1)	2	(0)

Profit before taxes	118	101	83	96	106

Tax on profit	(21)	(21)	(21)	(21)	(20)

Profit from continuing operations	98	81	62	75	87

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	98	81	62	75	87

Minority interests	4	2	2	2	3

Attributable profit to the Group	94	78	60	73	84

*	Including dividends, income from equity-accounted method and other operating income/expenses

	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Balance sheet
Customer loans**	8,659	8,219	8,479	9,106	9,191
Trading portfolio (w/o loans)	920	985	1,304	769	871
Available-for-sale financial assets	3,142	2,639	2,617	2,832	2,634
Due from credit institutions**	214	410	309	368	549
Intangible assets and property and equipment	302	261	183	187	175
Other assets	823	978	645	1,100	698

Total assets/liabilities & shareholders’ equity	14,061	13,491	13,536	14,363	14,119

Customer deposits**	10,217	9,936	10,359	10,028	10,463
Marketable debt securities**	—	—	—	—	—
Subordinated debt**	100	100	99	100	100
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	1,800	1,617	1,163	1,690	1,109
Other liabilities	595	614	703	677	773
Shareholders’ equity***	1,349	1,224	1,213	1,867	1,673

Other customer funds under management	2,739	2,091	1,926	2,248	2,232

Mutual funds	2,443	1,888	1,747	2,059	2,059
Pension funds	—	—	—	—	—
Managed portfolios	296	203	179	188	173
Savings-insurance policies	—	—	—	—	—

Customer funds under management	13,055	12,127	12,383	12,376	12,796

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	6.43	6.26	4.89	4.74	4.93
NPL coverage	67	69	65	66	62

Retail Poland (BZ WBK)

PLN million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	1,115	483	631	130.6

Net fees	671	349	322	92.4
Gains (losses) on financial transactions	108	78	30	38.8
Other operating income*	61	71	(10)	(13.5)

Gross income	1,955	980	974	99.4

Operating expenses	(883)	(449)	(434)	96.7
General administrative expenses	(812)	(413)	(398)	96.4
Personnel	(483)	(239)	(244)	101.9
Other general administrative expenses	(329)	(174)	(155)	88.9
Depreciation and amortisation	(72)	(36)	(36)	100.9

Net operating income	1,071	531	540	101.6

Net loan-loss provisions	(222)	(62)	(161)	260.1
Other income	8	(2)	10	—

Profit before taxes	857	468	389	83.2

Tax on profit	(172)	(82)	(90)	109.9

Profit from continuing operations	685	386	299	77.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	685	386	299	77.6

Minority interests	21	15	5	33.1

Attributable profit to the Group	665	370	294	79.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.12	30.06.11	Amount	%
Balance sheet
Customer loans**	39,052	34,554	4,498	13.0
Trading portfolio (w/o loans)	3,702	3,671	32	0.9
Available-for-sale financial assets	11,191	12,539	(1,348)	(10.8)
Due from credit institutions**	2,333	855	1,478	172.9
Intangible assets and property and equipment	744	1,206	(462)	(38.3)
Other assets	2,965	3,285	(319)	(9.7)

Total assets/liabilities & shareholders’ equity	59,987	56,109	3,879	6.9

Customer deposits**	44,457	40,770	3,688	9.0
Marketable debt securities**	—	—	—	—
Subordinated debt**	426	398	28	7.0
Insurance liabilities	—	—	—	—
Due to credit institutions**	4,712	7,182	(2,471)	(34.4)
Other liabilities	3,285	2,376	909	38.2
Shareholders’ equity***	7,108	5,383	1,725	32.1

Other customer funds under management	9,483	10,928	(1,444)	(13.2)

Mutual funds	8,749	9,748	(998)	(10.2)
Pension funds	—	—	—	—
Managed portfolios	734	1,180	(446)	(37.8)
Savings-insurance policies	—	—	—	—

Customer funds under management	54,366	52,095	2,271	4.4

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Retail Poland (BZ WBK)

PLN million

	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	483	499	543	546	569

Net fees	349	339	330	330	341
Gains (losses) on financial transactions	78	106	55	41	66
Other operating income*	71	(8)	(9)	5	55

Gross income	980	936	919	923	1,032

Operating expenses	(449)	(421)	(463)	(442)	(441)
General administrative expenses	(413)	(386)	(426)	(405)	(407)
Personnel	(239)	(237)	(261)	(241)	(242)
Other general administrative expenses	(174)	(149)	(166)	(164)	(165)
Depreciation and amortisation	(36)	(35)	(37)	(37)	(34)

Net operating income	531	515	457	481	591

Net loan-loss provisions	(62)	(95)	(90)	(85)	(137)
Other income	(2)	(5)	(5)	8	(0)

Profit before taxes	468	415	362	404	453

Tax on profit	(82)	(85)	(91)	(88)	(84)

Profit from continuing operations	386	330	272	317	369

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	386	330	272	317	369

Minority interests	15	9	8	9	11

Attributable profit to the Group	370	321	264	308	357

*	Including dividends, income from equity-accounted method and other operating income/expenses

	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Balance sheet
Customer loans**	34,554	36,204	37,801	37,811	39,052
Trading portfolio (w/o loans)	3,671	4,337	5,812	3,193	3,702
Available-for-sale financial assets	12,539	11,624	11,665	11,760	11,191
Due from credit institutions**	855	1,806	1,376	1,528	2,333
Intangible assets and property and equipment	1,206	1,149	816	776	744
Other assets	3,285	4,309	2,876	4,569	2,965

Total assets/liabilities & shareholders’ equity	56,109	59,429	60,345	59,638	59,987

Customer deposits**	40,770	43,769	46,178	41,640	44,457
Marketable debt securities**	—	—	—	—	—
Subordinated debt**	398	441	441	416	426
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	7,182	7,123	5,183	7,017	4,712
Other liabilities	2,376	2,705	3,134	2,811	3,285
Shareholders’ equity***	5,383	5,392	5,409	7,753	7,108

Other customer funds under management	10,928	9,212	8,586	9,332	9,483

Mutual funds	9,748	8,316	7,789	8,550	8,749
Pension funds	—	—	—	—	—
Managed portfolios	1,180	896	797	783	734
Savings-insurance policies	—	—	—	—	—

Customer funds under management	52,095	53,422	55,205	51,388	54,366

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

United Kingdom

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	1,836	2,219	(383)	(17.2)

Net fees	594	529	65	12.2
Gains (losses) on financial transactions	237	287	(50)	(17.5)
Other operating income*	14	12	1	11.5

Gross income	2,681	3,047	(366)	(12.0)

Operating expenses	(1,374)	(1,297)	(77)	6.0
General administrative expenses	(1,189)	(1,117)	(72)	6.4
Personnel	(731)	(679)	(52)	7.6
Other general administrative expenses	(458)	(438)	(20)	4.7
Depreciation and amortisation	(185)	(179)	(5)	2.9

Net operating income	1,307	1,750	(444)	(25.3)

Net loan-loss provisions	(441)	(295)	(146)	49.4
Other income	(109)	(925)	816	(88.2)

Profit before taxes	757	531	227	42.7

Tax on profit	(191)	(150)	(41)	27.7

Profit from continuing operations	566	381	185	48.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	566	381	185	48.6

Minority interests	0	0	(0)	(21.4)

Attributable profit to the Group	566	381	185	48.6

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.12	30.06.11	Amount	%
Balance sheet
Customer loans***	275,780	225,599	50,181	22.2
Trading portfolio (w/o loans)	39,740	46,625	(6,885)	(14.8)
Available-for-sale financial assets	6,012	48	5,965	—
Due from credit institutions***	17,087	26,441	(9,354)	(35.4)
Intangible assets and property and equipment	2,423	2,198	225	10.2
Other assets	45,819	47,332	(1,514)	(3.2)

Total assets/liabilities & shareholders’ equity	386,861	348,243	38,618	11.1

Customer deposits***	211,192	182,338	28,855	15.8
Marketable debt securities***	80,635	72,406	8,229	11.4
Subordinated debt***	8,508	7,283	1,225	16.8
Insurance liabilities	—	1	(1)	(100.0)
Due to credit institutions***	33,352	44,281	(10,929)	(24.7)
Other liabilities	39,751	29,513	10,238	34.7
Shareholders’ equity****	13,423	12,422	1,001	8.1

Other customer funds under management	16,110	14,532	1,578	10.9

Mutual funds	16,110	14,532	1,578	10.9
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	316,445	276,558	39,887	14.4

***	Including all on-balance sheet balances for this item
****	Not including profit of the year

Ratios (%) and other data
ROE**	8.61	6.02	2.59 p.
Efficiency ratio (with amortisations)	51.2	42.6	8.7 p.
NPL ratio	1.83	1.81	0.02 p.
NPL coverage	40	43	(4 p.	)
Number of employees (direct & indirect)	26,993	26,802	191		0.7
Number of branches	1,315	1,405	(90)		(6.4)

United Kingdom

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	1,152	1,066	1,058	1,079	959	877

Net fees	234	296	281	269	292	302
Gains (losses) on financial transactions	157	130	87	31	111	125
Other operating income*	6	6	5	9	8	6

Gross income	1,549	1,498	1,431	1,388	1,371	1,310

Operating expenses	(661)	(636)	(634)	(665)	(673)	(701)
General administrative expenses	(570)	(547)	(545)	(581)	(579)	(610)
Personnel	(347)	(332)	(358)	(378)	(360)	(371)
Other general administrative expenses	(223)	(215)	(187)	(204)	(220)	(239)
Depreciation and amortisation	(91)	(88)	(90)	(84)	(94)	(91)

Net operating income	888	863	797	723	698	609

Net loan-loss provisions	(152)	(143)	(173)	(165)	(215)	(226)
Other income	(45)	(879)	(30)	(12)	(67)	(42)

Profit before taxes	691	(160)	594	546	416	342

Tax on profit	(185)	36	(164)	(134)	(110)	(81)

Profit from continuing operations	505	(124)	429	413	306	260

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	505	(124)	429	413	306	260

Minority interests	(0)	0	(0)	0	0	0

Attributable profit to the Group	505	(124)	429	413	306	260

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Balance sheet
Customer loans***	232,186	225,599	238,557	255,699	261,070	275,780
Trading portfolio (w/o loans)	40,965	46,625	49,693	41,440	36,225	39,740
Available-for-sale financial assets	36	48	1,108	55	996	6,012
Due from credit institutions***	29,975	26,441	34,134	16,808	17,748	17,087
Intangible assets and property and equipment	2,255	2,198	2,238	2,290	2,286	2,423
Other assets	47,557	47,332	43,592	39,855	47,962	45,819

Total assets/liabilities & shareholders’ equity	352,975	348,243	369,322	356,147	366,287	386,861

Customer deposits***	180,382	182,338	187,141	194,318	191,727	211,192
Marketable debt securities***	62,944	72,406	70,438	70,823	74,322	80,635
Subordinated debt***	7,352	7,283	7,939	8,260	8,086	8,508
Insurance liabilities	1	1	—	—	—	—
Due to credit institutions***	63,159	44,281	50,816	31,203	42,165	33,352
Other liabilities	26,458	29,513	40,110	38,511	37,011	39,751
Shareholders’ equity****	12,679	12,422	12,877	13,032	12,976	13,423

Other customer funds under management	14,204	14,532	14,686	15,744	15,674	16,110

Mutual funds	14,204	14,532	14,686	15,744	15,674	16,110
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	264,882	276,558	280,205	289,145	289,809	316,445

*** Including all on-balance sheet balances for this item
****Not including profit of the year

Other information
NPL ratio	1.73	1.81	1.86	1.84	1.82	1.83
NPL coverage	47	43	42	40	40	40

Spread (Retail Banking)	2.08	2.00	2.01	2.03	1.98	1.85

Spread loans	2.40	2.40	2.46	2.53	2.57	2.61
Spread deposits	(0.32)	(0.40)	(0.45)	(0.50)	(0.59)	(0.76)

United Kingdom

£ million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	1,510	1,926	(416)	(21.6)

Net fees	489	459	29	6.3
Gains (losses) on financial transactions	195	249	(54)	(21.8)
Other operating income*	11	11	1	5.6

Gross income	2,204	2,644	(440)	(16.6)

Operating expenses	(1,130)	(1,125)	(4)	0.4
General administrative expenses	(978)	(970)	(8)	0.8
Personnel	(601)	(590)	(11)	1.9
Other general administrative expenses	(377)	(380)	3	(0.8)
Depreciation and amortisation	(152)	(156)	4	(2.5)

Net operating income	1,075	1,519	(445)	(29.3)

Net loan-loss provisions	(362)	(256)	(106)	41.6
Other income	(89)	(803)	713	(88.9)

Profit before taxes	623	461	162	35.2

Tax on profit	(157)	(130)	(27)	21.0

Profit from continuing operations	466	331	135	40.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	466	331	135	40.8

Minority interests	0	0	(0)	(25.6)

Attributable profit to the Group	466	331	135	40.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.12	30.06.11	Amount	%
Balance sheet
Customer loans***	222,500	203,614	18,885	9.3
Trading portfolio (w/o loans)	32,062	42,081	(10,019)	(23.8)
Available-for-sale financial assets	4,851	43	4,808	—
Due from credit institutions***	13,786	23,864	(10,079)	(42.2)
Intangible assets and property and equipment	1,955	1,984	(29)	(1.5)
Other assets	36,967	42,720	(5,753)	(13.5)

Total assets/liabilities & shareholders’ equity	312,119	314,307	(2,187)	(0.7)

Customer deposits***	170,390	164,569	5,821	3.5
Marketable debt securities***	65,056	65,350	(293)	(0.4)
Subordinated debt***	6,864	6,573	291	4.4
Insurance liabilities	—	1	(1)	(100.0)
Due to credit institutions***	26,908	39,966	(13,057)	(32.7)
Other liabilities	32,071	26,637	5,434	20.4
Shareholders’ equity****	10,830	11,212	(382)	(3.4)

Other customer funds under management	12,997	13,116	(119)	(0.9)

Mutual funds	12,997	13,116	(119)	(0.9)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	255,308	249,608	5,700	2.3

***	Including all on-balance sheet balances for this item
****	Not including profit of the year

United Kingdom

£ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	984	942	929	924	800	709

Net fees	199	260	246	230	244	245
Gains (losses) on financial transactions	134	115	77	26	93	102
Other operating income*	5	6	4	8	7	4

Gross income	1,322	1,322	1,256	1,188	1,144	1,060

Operating expenses	(564)	(561)	(557)	(570)	(562)	(568)
General administrative expenses	(486)	(483)	(478)	(498)	(483)	(494)
Personnel	(297)	(293)	(314)	(324)	(300)	(301)
Other general administrative expenses	(190)	(190)	(164)	(174)	(183)	(193)
Depreciation and amortisation	(78)	(78)	(79)	(72)	(78)	(73)

Net operating income	758	761	700	618	582	492

Net loan-loss provisions	(129)	(127)	(152)	(141)	(179)	(183)
Other income	(39)	(764)	(29)	(7)	(56)	(34)

Profit before taxes	590	(129)	519	470	347	276

Tax on profit	(158)	28	(144)	(115)	(92)	(65)

Profit from continuing operations	431	(101)	375	355	255	210

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	431	(101)	375	355	255	210

Minority interests	(0)	0	(0)	0	0	0

Attributable profit to the Group	431	(101)	375	355	255	210

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Balance sheet
Customer loans***	205,183	203,614	206,745	213,586	217,706	222,500
Trading portfolio (w/o loans)	36,201	42,081	43,066	34,615	30,208	32,062
Available-for-sale financial assets	32	43	960	46	831	4,851
Due from credit institutions***	26,489	23,864	29,582	14,040	14,800	13,786
Intangible assets and property and equipment	1,993	1,984	1,940	1,913	1,906	1,955
Other assets	42,026	42,720	37,779	33,291	39,996	36,967

Total assets/liabilities & shareholders’ equity	311,924	314,307	320,073	297,490	305,446	312,119

Customer deposits***	159,403	164,569	162,186	162,314	159,881	170,390
Marketable debt securities***	55,624	65,350	61,045	59,159	61,977	65,056
Subordinated debt***	6,497	6,573	6,881	6,899	6,743	6,864
Insurance liabilities	1	1	—	—	—	—
Due to credit institutions***	55,814	39,966	44,040	26,064	35,161	26,908
Other liabilities	23,381	26,637	34,761	32,169	30,863	32,071
Shareholders’ equity****	11,204	11,212	11,160	10,886	10,821	10,830

Other customer funds under management	12,552	13,116	12,728	13,151	13,070	12,997

Mutual funds	12,552	13,116	12,728	13,151	13,070	12,997
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	234,076	249,608	242,839	241,523	241,672	255,308

***	Including all on-balance sheet balances for this item
****	Not including profit of the year

Latin America

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	9,204	7,964	1,239	15.6

Net fees	2,546	2,519	27	1.1
Gains (losses) on financial transactions	545	708	(163)	(23.0)
Other operating income*	(65)	(84)	19	(22.6)

Gross income	12,230	11,107	1,122	10.1

Operating expenses	(4,475)	(4,277)	(198)	4.6
General administrative expenses	(4,063)	(3,840)	(223)	5.8
Personnel	(2,313)	(2,173)	(141)	6.5
Other general administrative expenses	(1,750)	(1,667)	(83)	4.9
Depreciation and amortisation	(412)	(436)	25	(5.6)

Net operating income	7,755	6,831	924	13.5

Net loan-loss provisions	(3,767)	(2,725)	(1,042)	38.2
Other income	(503)	(499)	(3)	0.6

Profit before taxes	3,485	3,606	(122)	(3.4)

Tax on profit	(797)	(768)	(29)	3.8

Profit from continuing operations	2,688	2,839	(151)	(5.3)

Net profit from discontinued operations	0	—	0	—

Consolidated profit	2,688	2,839	(151)	(5.3)

Minority interests	447	382	66	17.3

Attributable profit to the Group	2,240	2,457	(217)	(8.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.12	30.06.11	Amount	%
Balance sheet
Customer loans**	141,115	132,095	9,020	6.8
Trading portfolio (w/o loans)	32,663	35,839	(3,176)	(8.9)
Available-for-sale financial assets	23,886	34,417	(10,531)	(30.6)
Due from credit institutions**	23,572	22,667	905	4.0
Intangible assets and property and equipment	4,056	4,766	(709)	(14.9)
Other assets	48,324	60,547	(12,223)	(20.2)

Total assets/liabilities & shareholders’ equity	273,616	290,331	(16,715)	(5.8)

Customer deposits**	136,183	138,596	(2,413)	(1.7)
Marketable debt securities**	26,072	22,495	3,577	15.9
Subordinated debt**	6,017	5,864	153	2.6
Insurance liabilities	—	9,809	(9,809)	(100.0)
Due to credit institutions**	39,509	47,058	(7,549)	(16.0)
Other liabilities	43,564	44,823	(1,259)	(2.8)
Shareholders’ equity***	22,272	21,687	585	2.7

Other customer funds under management	66,699	76,290	(9,591)	(12.6)

Mutual funds	54,013	62,433	(8,419)	(13.5)
Pension funds	—	—	—	—
Managed portfolios	12,686	12,973	(287)	(2.2)
Savings-insurance policies	—	884	(884)	(100.0)

Customer funds under management	234,971	243,244	(8,273)	(3.4)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	19.47	22.17	(2.70 p.	)
Efficiency ratio (with amortisations)	36.6	38.5	(1.9 p.	)
NPL ratio	5.14	4.20	0.94 p.
NPL coverage	90	105	(15 p.	)
Number of employees (direct & indirect)	90,622	89,885	737		0.8
Number of branches	5,991	5,908	83		1.4

Latin America

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	3,950	4,014	4,096	4,289	4,650	4,554

Net fees	1,256	1,264	1,266	1,207	1,327	1,219
Gains (losses) on financial transactions	309	399	255	104	247	298
Other operating income*	(21)	(63)	(30)	(29)	(49)	(17)

Gross income	5,494	5,614	5,586	5,571	6,175	6,055

Operating expenses	(2,127)	(2,150)	(2,242)	(2,350)	(2,298)	(2,177)
General administrative expenses	(1,913)	(1,927)	(2,011)	(2,098)	(2,090)	(1,973)
Personnel	(1,092)	(1,081)	(1,118)	(1,157)	(1,184)	(1,130)
Other general administrative expenses	(821)	(846)	(893)	(940)	(907)	(843)
Depreciation and amortisation	(214)	(223)	(231)	(252)	(208)	(204)

Net operating income	3,367	3,464	3,345	3,221	3,876	3,878

Net loan-loss provisions	(1,251)	(1,474)	(1,535)	(1,187)	(1,742)	(2,026)
Other income	(223)	(277)	(208)	(312)	(248)	(255)

Profit before taxes	1,893	1,713	1,602	1,722	1,887	1,598

Tax on profit	(429)	(339)	(385)	(397)	(430)	(367)

Profit from continuing operations	1,465	1,374	1,217	1,325	1,457	1,230

Net profit from discontinued operations	—	—	—	—	—	0

Consolidated profit	1,465	1,374	1,217	1,325	1,457	1,230

Minority interests	195	186	146	189	239	208

Attributable profit to the Group	1,270	1,188	1,071	1,136	1,218	1,022

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Balance sheet
Customer loans**	124,691	132,095	131,288	139,867	141,411	141,115
Trading portfolio (w/o loans)	28,754	35,839	36,144	31,705	31,489	32,663
Available-for-sale financial assets	31,659	34,417	26,604	26,186	24,935	23,886
Due from credit institutions**	21,288	22,667	24,282	19,181	25,567	23,572
Intangible assets and property and equipment	4,669	4,766	4,443	4,312	4,355	4,056
Other assets	58,413	60,547	55,828	53,594	47,729	48,324

Total assets/liabilities & shareholders’ equity	269,474	290,331	278,590	274,845	275,486	273,616

Customer deposits**	135,034	138,596	130,628	134,078	143,065	136,183
Marketable debt securities**	18,681	22,495	22,224	23,253	26,167	26,072
Subordinated debt**	5,586	5,864	5,658	6,015	6,100	6,017
Insurance liabilities	9,431	9,809	8,965	—	—	—
Due to credit institutions**	38,597	47,058	44,206	46,813	34,622	39,509
Other liabilities	39,616	44,823	46,931	45,170	41,855	43,564
Shareholders’ equity***	22,527	21,687	19,978	19,516	23,677	22,272

Other customer funds under management	77,673	76,290	70,913	69,902	73,185	66,699

Mutual funds	63,588	62,433	56,691	55,829	59,080	54,013
Pension funds	—	—	—	—	—	—
Managed portfolios	13,252	12,973	13,515	14,073	14,105	12,686
Savings-insurance policies	833	884	707	—	—	—

Customer funds under management	236,975	243,244	229,422	233,248	248,518	234,971

** Including all on-balance sheet balances for this item
*** Not including profit of the year

Other information
NPL ratio	4.01	4.20	4.10	4.32	4.67	5.14
NPL coverage	107	105	102	97	92	90

Latin America

US$ million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	11,927	11,168	759	6.8

Net fees	3,299	3,533	(233)	(6.6)
Gains (losses) on financial transactions	706	993	(286)	(28.8)
Other operating income*	(85)	(118)	34	(28.5)

Gross income	15,848	15,575	273	1.8

Operating expenses	(5,799)	(5,997)	198	(3.3)
General administrative expenses	(5,265)	(5,385)	119	(2.2)
Personnel	(2,998)	(3,047)	49	(1.6)
Other general administrative expenses	(2,267)	(2,338)	70	(3.0)
Depreciation and amortisation	(534)	(612)	78	(12.8)

Net operating income	10,049	9,578	471	4.9

Net loan-loss provisions	(4,882)	(3,821)	(1,061)	27.8
Other income	(651)	(700)	49	(7.0)

Profit before taxes	4,516	5,057	(541)	(10.7)

Tax on profit	(1,033)	(1,076)	44	(4.1)

Profit from continuing operations	3,483	3,981	(497)	(12.5)

Net profit from discontinued operations	0	—	0	—

Consolidated profit	3,483	3,981	(497)	(12.5)

Minority interests	580	535	45	8.4

Attributable profit to the Group	2,903	3,446	(542)	(15.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.12	30.06.11	Amount	%
Balance sheet
Customer loans**	177,664	190,917	(13,253)	(6.9)
Trading portfolio (w/o loans)	41,123	51,798	(10,676)	(20.6)
Available-for-sale financial assets	30,072	49,743	(19,671)	(39.5)
Due from credit institutions**	29,677	32,761	(3,084)	(9.4)
Intangible assets and property and equipment	5,107	6,888	(1,781)	(25.9)
Other assets	60,840	87,509	(26,669)	(30.5)

Total assets/liabilities & shareholders’ equity	344,483	419,616	(75,133)	(17.9)

Customer deposits**	171,455	200,313	(28,858)	(14.4)
Marketable debt securities**	32,824	32,512	313	1.0
Subordinated debt**	7,575	8,475	(899)	(10.6)
Insurance liabilities	—	14,177	(14,177)	(100.0)
Due to credit institutions**	49,742	68,012	(18,271)	(26.9)
Other liabilities	54,847	64,783	(9,936)	(15.3)
Shareholders’ equity***	28,040	31,344	(3,304)	(10.5)

Other customer funds under management	83,974	110,262	(26,287)	(23.8)

Mutual funds	68,003	90,234	(22,231)	(24.6)
Pension funds	—	—	—	—
Managed portfolios	15,971	18,749	(2,778)	(14.8)
Savings-insurance policies	—	1,278	(1,278)	(100.0)

Customer funds under management	295,829	351,561	(55,732)	(15.9)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Latin America

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	5,401	5,767	5,783	5,780	6,094	5,833

Net fees	1,717	1,816	1,788	1,620	1,739	1,561
Gains (losses) on financial transactions	422	571	360	131	324	383
Other operating income*	(29)	(89)	(43)	(39)	(64)	(21)

Gross income	7,511	8,064	7,888	7,492	8,092	7,756

Operating expenses	(2,908)	(3,089)	(3,165)	(3,168)	(3,012)	(2,787)
General administrative expenses	(2,616)	(2,769)	(2,839)	(2,827)	(2,740)	(2,526)
Personnel	(1,493)	(1,554)	(1,578)	(1,559)	(1,552)	(1,446)
Other general administrative expenses	(1,123)	(1,215)	(1,260)	(1,268)	(1,188)	(1,079)
Depreciation and amortisation	(292)	(320)	(326)	(341)	(272)	(261)

Net operating income	4,603	4,975	4,724	4,324	5,080	4,969

Net loan-loss provisions	(1,710)	(2,111)	(2,167)	(1,586)	(2,282)	(2,600)
Other income	(305)	(396)	(294)	(423)	(325)	(327)

Profit before taxes	2,588	2,468	2,263	2,315	2,473	2,043

Tax on profit	(586)	(490)	(544)	(534)	(563)	(469)

Profit from continuing operations	2,002	1,978	1,720	1,781	1,910	1,573

Net profit from discontinued operations	—	—	—	—	—	0

Consolidated profit	2,002	1,978	1,720	1,781	1,910	1,573

Minority interests	267	268	206	255	314	266

Attributable profit to the Group	1,736	1,710	1,513	1,526	1,596	1,307

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Balance sheet
Customer loans**	177,149	190,917	177,279	180,974	188,868	177,664
Trading portfolio (w/o loans)	40,851	51,798	48,805	41,023	42,057	41,123
Available-for-sale financial assets	44,978	49,743	35,923	33,882	33,304	30,072
Due from credit institutions**	30,244	32,761	32,788	24,819	34,147	29,677
Intangible assets and property and equipment	6,633	6,888	6,000	5,579	5,817	5,107
Other assets	82,987	87,509	75,385	69,346	63,746	60,840

Total assets/liabilities & shareholders’ equity	382,841	419,616	376,179	355,622	367,939	344,483

Customer deposits**	191,843	200,313	176,387	173,483	191,078	171,455
Marketable debt securities**	26,541	32,512	30,010	30,087	34,948	32,824
Subordinated debt**	7,936	8,475	7,639	7,783	8,148	7,575
Insurance liabilities	13,399	14,177	12,105	—	—	—
Due to credit institutions**	54,835	68,012	59,692	60,571	46,241	49,742
Other liabilities	56,283	64,783	63,372	58,446	55,902	54,847
Shareholders’ equity***	32,005	31,344	26,976	25,251	31,623	28,040

Other customer funds under management	110,350	110,262	95,753	90,446	97,746	83,974

Mutual funds	90,340	90,234	76,550	72,237	78,908	68,003
Pension funds	—	—	—	—	—	—
Managed portfolios	18,827	18,749	18,249	18,209	18,838	15,971
Savings-insurance policies	1,184	1,278	954	—	—	—

Customer funds under management	336,670	351,561	309,789	301,800	331,920	295,829

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Latin America. Results

EUR million

	Gross income			Net operating income			Attributable profit to the Group
	H1 ’12	H1 ’11	Var. (%)	H1 ’12	H1 ’11	Var. (%)	H1 ’12	H1 ’11	Var. (%)
Brazil	8,617	7,855	9.7	5,684	4,969	14.4	1,152	1,381	(16.6)
Mexico	1,323	1,226	7.9	826	758	8.9	556	486	14.4
Chile	1,135	1,056	7.5	692	665	4.1	260	349	(25.5)
Argentina	585	430	36.1	307	220	39.6	148	138	6.9
Uruguay	115	76	51.3	38	19	102.2	24	10	138.4
Puerto Rico	184	167	9.8	92	84	9.7	24	17	45.8
Rest	109	154	(29.3)	22	35	(37.6)	5	12	(58.2)

Subtotal	12,067	10,965	10.1	7,662	6,750	13.5	2,169	2,393	(9.4)

Santander Private Banking	162	143	13.7	93	81	15.1	72	65	10.9

Total	12,230	11,107	10.1	7,755	6,831	13.5	2,240	2,457	(8.8)

Latin America. Results

US$ million

	Gross income			Net operating income			Attributable profit to the Group
	H1 ’12	H1 ’11	Var. (%)	H1 ’12	H1 ’11	Var. (%)	H1 ’12	H1 ’11	Var. (%)
Brazil	15,848	15,575	1.8	10,049	9,578	4.9	2,903	3,446	(15.7)
Mexico	1,714	1,719	(0.3)	1,070	1,063	0.7	721	682	5.7
Chile	1,471	1,481	(0.7)	897	933	(3.8)	337	489	(31.2)
Argentina	758	603	25.8	397	308	29.0	191	194	(1.2)
Uruguay	149	106	39.9	50	27	86.9	31	14	120.3
Puerto Rico	238	235	1.5	119	118	1.3	31	23	34.7
Rest	141	216	(34.6)	29	50	(42.3)	6	17	(61.4)

Subtotal	15,638	15,375	1.7	9,929	9,465	4.9	2,810	3,355	(16.2)

Santander Private Banking	210	200	5.1	121	113	6.3	93	91	2.5

Total	11,166	11,015	1.4	7,366	6,967	5.7	1,493	1,936	(22.9)

Brazil

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	6,688	5,850	838	14.3

Net fees	1,592	1,650	(58)	(3.5)
Gains (losses) on financial transactions	393	472	(79)	(16.7)
Other operating income*	(57)	(116)	60	(51.2)

Gross income	8,617	7,855	761	9.7

Operating expenses	(2,932)	(2,887)	(46)	1.6
General administrative expenses	(2,666)	(2,583)	(82)	3.2
Personnel	(1,484)	(1,432)	(52)	3.6
Other general administrative expenses	(1,181)	(1,151)	(30)	2.6
Depreciation and amortisation	(267)	(303)	37	(12.1)

Net operating income	5,684	4,969	716	14.4

Net loan-loss provisions	(3,225)	(2,300)	(925)	40.2
Other income	(468)	(500)	32	(6.3)

Profit before taxes	1,991	2,168	(178)	(8.2)

Tax on profit	(510)	(507)	(3)	0.5

Profit from continuing operations	1,481	1,661	(180)	(10.9)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,481	1,661	(180)	(10.9)

Minority interests	329	281	49	17.3

Attributable profit to the Group	1,152	1,381	(229)	(16.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.12	30.06.11	Amount	%
Balance sheet
Customer loans**	75,963	73,320	2,643	3.6
Trading portfolio (w/o loans)	11,149	14,407	(3,258)	(22.6)
Available-for-sale financial assets	16,204	24,596	(8,392)	(34.1)
Due from credit institutions**	10,688	10,134	553	5.5
Intangible assets and property and equipment	3,061	3,773	(713)	(18.9)
Other assets	33,394	44,696	(11,303)	(25.3)

Total assets/liabilities & shareholders’ equity	150,458	170,927	(20,469)	(12.0)

Customer deposits**	69,095	78,188	(9,093)	(11.6)
Marketable debt securities**	19,197	14,553	4,644	31.9
Subordinated debt**	4,441	4,547	(105)	(2.3)
Insurance liabilities	—	8,980	(8,980)	(100.0)
Due to credit institutions**	20,301	27,218	(6,917)	(25.4)
Other liabilities	25,025	25,954	(929)	(3.6)
Shareholders’ equity***	12,399	11,488	911	7.9

Other customer funds under management	39,172	49,756	(10,584)	(21.3)

Mutual funds	36,066	45,397	(9,331)	(20.6)
Pension funds	—	—	—	—
Managed portfolios	3,106	3,791	(685)	(18.1)
Savings-insurance policies	—	567	(567)	(100.0)

Customer funds under management	131,905	147,043	(15,138)	(10.3)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	18.17	23.73	(5.56 p.	)
Efficiency ratio (with amortisations)	34.0	36.7	(2.7 p.	)
NPL ratio	6.51	5.05	1.46 p.
NPL coverage	90	102	(12 p.	)
Number of employees (direct & indirect)	54,647	53,132	1,515		2.9
Number of branches	3,784	3,728	56		1.5

Brazil

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	2,911	2,938	2,997	3,133	3,376	3,312

Net fees	810	840	826	778	848	744
Gains (losses) on financial transactions	195	277	219	66	170	223
Other operating income*	(31)	(85)	(35)	(25)	(41)	(16)

Gross income	3,886	3,969	4,007	3,951	4,353	4,263

Operating expenses	(1,441)	(1,446)	(1,499)	(1,567)	(1,528)	(1,404)
General administrative expenses	(1,295)	(1,288)	(1,337)	(1,387)	(1,393)	(1,273)
Personnel	(726)	(706)	(732)	(760)	(777)	(708)
Other general administrative expenses	(569)	(582)	(606)	(627)	(616)	(565)
Depreciation and amortisation	(146)	(157)	(162)	(180)	(135)	(131)

Net operating income	2,445	2,524	2,508	2,384	2,825	2,859

Net loan-loss provisions	(1,046)	(1,255)	(1,239)	(968)	(1,490)	(1,735)
Other income	(227)	(272)	(283)	(309)	(222)	(246)

Profit before taxes	1,172	997	986	1,106	1,112	878

Tax on profit	(290)	(217)	(282)	(337)	(285)	(224)

Profit from continuing operations	881	780	704	769	827	654

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	881	780	704	769	827	654

Minority interests	149	131	112	132	179	150

Attributable profit to the Group	732	649	592	637	647	504

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Balance sheet
Customer loans**	69,447	73,320	71,736	78,408	78,083	75,963
Trading portfolio (w/o loans)	10,567	14,407	13,327	12,994	10,977	11,149
Available-for-sale financial assets	22,584	24,596	18,221	18,422	15,261	16,204
Due from credit institutions**	10,966	10,134	9,818	8,490	12,965	10,688
Intangible assets and property and equipment	3,679	3,773	3,469	3,228	3,262	3,061
Other assets	40,534	44,696	42,127	36,612	34,293	33,394

Total assets/liabilities & shareholders’ equity	157,776	170,927	158,697	158,157	154,841	150,458

Customer deposits**	75,605	78,188	71,211	72,405	76,352	69,095
Marketable debt securities**	11,780	14,553	15,379	16,154	18,872	19,197
Subordinated debt**	4,325	4,547	4,230	4,515	4,604	4,441
Insurance liabilities	8,679	8,980	8,178	—	—	—
Due to credit institutions**	22,091	27,218	24,777	28,847	17,193	20,301
Other liabilities	23,612	25,954	24,800	25,795	24,731	25,025
Shareholders’ equity***	11,684	11,488	10,123	10,440	13,089	12,399

Other customer funds under management	50,822	49,756	44,481	42,785	44,407	39,172

Mutual funds	46,705	45,397	40,623	39,414	41,247	36,066
Pension funds	—	—	—	—	—	—
Managed portfolios	3,568	3,791	3,449	3,371	3,160	3,106
Savings-insurance policies	549	567	410	—	—	—

Customer funds under management	142,533	147,043	135,300	135,859	144,235	131,905

** Including all on-balance sheet balances for this item
*** Not including profit of the year

Other information
NPL ratio	4.85	5.05	5.05	5.38	5.76	6.51
NPL coverage	104	102	100	95	90	90

Spread (Retail Banking)	15.84	16.17	15.41	15.44	15.17	15.49

Spread loans	14.72	15.05	14.23	14.44	14.44	14.84
Spread deposits	1.12	1.12	1.18	1.00	0.73	0.65

Brazil

US$ million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	8,667	8,202	464	5.7

Net fees	2,064	2,314	(250)	(10.8)
Gains (losses) on financial transactions	509	661	(152)	(23.0)
Other operating income*	(74)	(163)	89	(54.9)

Gross income	11,166	11,015	152	1.4

Operating expenses	(3,800)	(4,048)	248	(6.1)
General administrative expenses	(3,454)	(3,622)	168	(4.6)
Personnel	(1,924)	(2,008)	85	(4.2)
Other general administrative expenses	(1,531)	(1,614)	83	(5.2)
Depreciation and amortisation	(346)	(425)	80	(18.7)

Net operating income	7,366	6,967	399	5.7

Net loan-loss provisions	(4,179)	(3,225)	(954)	29.6
Other income	(607)	(701)	94	(13.4)

Profit before taxes	2,580	3,041	(461)	(15.2)

Tax on profit	(661)	(711)	51	(7.1)

Profit from continuing operations	1,919	2,329	(410)	(17.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,919	2,329	(410)	(17.6)

Minority interests	427	393	33	8.4

Attributable profit to the Group	1,493	1,936	(443)	(22.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.12	30.06.11	Amount	%
Balance sheet
Customer loans**	95,637	105,970	(10,332)	(9.8)
Trading portfolio (w/o loans)	14,036	20,822	(6,786)	(32.6)
Available-for-sale financial assets	20,400	35,548	(15,148)	(42.6)
Due from credit institutions**	13,456	14,647	(1,191)	(8.1)
Intangible assets and property and equipment	3,853	5,454	(1,601)	(29.3)
Other assets	42,043	64,600	(22,557)	(34.9)

Total assets/liabilities & shareholders’ equity	189,426	247,041	(57,615)	(23.3)

Customer deposits**	86,991	113,005	(26,014)	(23.0)
Marketable debt securities**	24,169	21,033	3,136	14.9
Subordinated debt**	5,592	6,572	(980)	(14.9)
Insurance liabilities	—	12,979	(12,979)	(100.0)
Due to credit institutions**	25,559	39,338	(13,779)	(35.0)
Other liabilities	31,506	37,511	(6,005)	(16.0)
Shareholders’ equity***	15,610	16,604	(994)	(6.0)

Other customer funds under management	49,317	71,912	(22,595)	(31.4)

Mutual funds	45,407	65,613	(20,206)	(30.8)
Pension funds	—	—	—	—
Managed portfolios	3,910	5,479	(1,569)	(28.6)
Savings-insurance policies	—	820	(820)	(100.0)

Customer funds under management	166,069	212,521	(46,453)	(21.9)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Brazil

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	3,980	4,222	4,232	4,221	4,424	4,243

Net fees	1,108	1,206	1,166	1,043	1,112	952
Gains (losses) on financial transactions	266	395	310	81	222	287
Other operating income*	(42)	(121)	(50)	(33)	(53)	(20)

Gross income	5,313	5,702	5,658	5,313	5,705	5,461

Operating expenses	(1,970)	(2,078)	(2,116)	(2,112)	(2,003)	(1,797)
General administrative expenses	(1,771)	(1,852)	(1,888)	(1,869)	(1,826)	(1,629)
Personnel	(993)	(1,016)	(1,033)	(1,024)	(1,018)	(906)
Other general administrative expenses	(778)	(836)	(855)	(845)	(808)	(723)
Depreciation and amortisation	(199)	(226)	(228)	(243)	(177)	(168)

Net operating income	3,343	3,624	3,542	3,201	3,702	3,664

Net loan-loss provisions	(1,430)	(1,796)	(1,749)	(1,292)	(1,953)	(2,227)
Other income	(311)	(390)	(400)	(418)	(291)	(316)

Profit before taxes	1,602	1,439	1,392	1,490	1,458	1,122

Tax on profit	(397)	(314)	(398)	(457)	(374)	(286)

Profit from continuing operations	1,205	1,125	995	1,034	1,084	836

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	1,205	1,125	995	1,034	1,084	836

Minority interests	204	190	158	178	235	191

Attributable profit to the Group	1,001	935	837	856	848	644

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Balance sheet
Customer loans**	98,663	105,970	96,865	101,452	104,287	95,637
Trading portfolio (w/o loans)	15,012	20,822	17,996	16,814	14,661	14,036
Available-for-sale financial assets	32,085	35,548	24,604	23,837	20,383	20,400
Due from credit institutions**	15,580	14,647	13,257	10,986	17,316	13,456
Intangible assets and property and equipment	5,227	5,454	4,684	4,177	4,357	3,853
Other assets	57,586	64,600	56,883	47,373	45,802	42,043

Total assets/liabilities & shareholders’ equity	224,153	247,041	214,288	204,639	206,806	189,426

Customer deposits**	107,412	113,005	96,156	93,685	101,976	86,991
Marketable debt securities**	16,736	21,033	20,766	20,902	25,205	24,169
Subordinated debt**	6,145	6,572	5,711	5,842	6,149	5,592
Insurance liabilities	12,330	12,979	11,043	—	—	—
Due to credit institutions**	31,384	39,338	33,456	37,325	22,964	25,559
Other liabilities	33,546	37,511	33,488	33,376	33,031	31,506
Shareholders’ equity***	16,599	16,604	13,669	13,509	17,481	15,610

Other customer funds under management	72,203	71,912	60,063	55,359	59,310	49,317

Mutual funds	66,354	65,613	54,853	50,997	55,089	45,407
Pension funds	—	—	—	—	—	—
Managed portfolios	5,069	5,479	4,657	4,362	4,220	3,910
Savings-insurance policies	779	820	554	—	—	—

Customer funds under management	202,497	212,521	182,696	175,788	192,640	166,069

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Brazil

R$ million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	16,109	13,379	2,730	20.4

Net fees	3,836	3,774	61	1.6
Gains (losses) on financial transactions	947	1,079	(132)	(12.2)
Other operating income*	(137)	(266)	129	(48.6)

Gross income	20,755	17,967	2,789	15.5

Operating expenses	(7,063)	(6,602)	(461)	7.0
General administrative expenses	(6,421)	(5,909)	(512)	8.7
Personnel	(3,575)	(3,276)	(299)	9.1
Other general administrative expenses	(2,845)	(2,633)	(213)	8.1
Depreciation and amortisation	(642)	(694)	51	(7.4)

Net operating income	13,692	11,364	2,328	20.5

Net loan-loss provisions	(7,769)	(5,261)	(2,507)	47.7
Other income	(1,128)	(1,143)	15	(1.3)

Profit before taxes	4,795	4,960	(164)	(3.3)

Tax on profit	(1,228)	(1,160)	(68)	5.9

Profit from continuing operations	3,567	3,800	(232)	(6.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	3,567	3,800	(232)	(6.1)

Minority interests	793	642	151	23.6

Attributable profit to the Group	2,774	3,158	(384)	(12.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.12	30.06.11	Amount	%
Balance sheet
Customer loans**	195,893	165,711	30,182	18.2
Trading portfolio (w/o loans)	28,751	32,561	(3,810)	(11.7)
Available-for-sale financial assets	41,786	55,588	(13,803)	(24.8)
Due from credit institutions**	27,562	22,905	4,657	20.3
Intangible assets and property and equipment	7,893	8,528	(636)	(7.5)
Other assets	86,116	101,018	(14,902)	(14.8)

Total assets/liabilities & shareholders’ equity	388,000	386,312	1,688	0.4

Customer deposits**	178,183	176,713	1,470	0.8
Marketable debt securities**	49,505	32,890	16,615	50.5
Subordinated debt**	11,454	10,276	1,177	11.5
Insurance liabilities	—	20,295	(20,295)	(100.0)
Due to credit institutions**	52,352	61,515	(9,163)	(14.9)
Other liabilities	64,533	58,658	5,875	10.0
Shareholders’ equity***	31,974	25,964	6,009	23.1

Other customer funds under management	101,016	112,453	(11,437)	(10.2)

Mutual funds	93,007	102,603	(9,596)	(9.4)
Pension funds	—	—	—	—
Managed portfolios	8,009	8,568	(559)	(6.5)
Savings-insurance policies	—	1,282	(1,282)	(100.0)

Customer funds under management	340,157	332,332	7,825	2.4

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Brazil

R$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	6,635	6,745	6,905	7,562	7,817	8,293

Net fees	1,847	1,927	1,902	1,886	1,964	1,871
Gains (losses) on financial transactions	444	635	506	174	393	554
Other operating income*	(70)	(196)	(82)	(63)	(94)	(42)

Gross income	8,855	9,112	9,231	9,558	10,080	10,675

Operating expenses	(3,284)	(3,319)	(3,453)	(3,781)	(3,539)	(3,524)
General administrative expenses	(2,951)	(2,958)	(3,080)	(3,348)	(3,225)	(3,195)
Personnel	(1,655)	(1,621)	(1,685)	(1,835)	(1,798)	(1,777)
Other general administrative expenses	(1,296)	(1,336)	(1,395)	(1,513)	(1,427)	(1,418)
Depreciation and amortisation	(332)	(361)	(372)	(433)	(313)	(329)

Net operating income	5,571	5,793	5,778	5,778	6,541	7,151

Net loan-loss provisions	(2,383)	(2,878)	(2,854)	(2,362)	(3,450)	(4,318)
Other income	(518)	(625)	(652)	(744)	(515)	(613)

Profit before taxes	2,670	2,290	2,272	2,671	2,576	2,220

Tax on profit	(662)	(498)	(649)	(808)	(661)	(567)

Profit from continuing operations	2,008	1,791	1,623	1,863	1,914	1,653

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	2,008	1,791	1,623	1,863	1,914	1,653

Minority interests	340	302	257	320	416	377

Attributable profit to the Group	1,668	1,489	1,366	1,543	1,499	1,275

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Balance sheet
Customer loans**	160,130	165,711	179,820	189,427	189,921	195,893
Trading portfolio (w/o loans)	24,365	32,561	33,407	31,393	26,699	28,751
Available-for-sale financial assets	52,074	55,588	45,674	44,507	37,120	41,786
Due from credit institutions**	25,286	22,905	24,610	20,512	31,534	27,562
Intangible assets and property and equipment	8,484	8,528	8,695	7,800	7,935	7,893
Other assets	93,462	101,018	105,599	88,452	83,411	86,116

Total assets/liabilities & shareholders’ equity	363,800	386,312	397,805	382,090	376,621	388,000

Customer deposits**	174,331	176,713	178,504	174,923	185,712	178,183
Marketable debt securities**	27,162	32,890	38,549	39,027	45,902	49,505
Subordinated debt**	9,974	10,276	10,603	10,908	11,199	11,454
Insurance liabilities	20,011	20,295	20,500	—	—	—
Due to credit institutions**	50,937	61,515	62,107	69,691	41,820	52,352
Other liabilities	54,445	58,658	62,167	62,318	60,153	64,533
Shareholders’ equity***	26,941	25,964	25,374	25,222	31,835	31,974

Other customer funds under management	117,186	112,453	111,501	103,364	108,010	101,016

Mutual funds	107,693	102,603	101,829	95,220	100,325	93,007
Pension funds	—	—	—	—	—	—
Managed portfolios	8,228	8,568	8,644	8,144	7,685	8,009
Savings-insurance policies	1,265	1,282	1,028	—	—	—

Customer funds under management	328,653	332,332	339,157	328,222	350,823	340,157

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	957	810	147	18.1

Net fees	344	307	37	12.2
Gains (losses) on financial transactions	35	110	(75)	(68.2)
Other operating income*	(14)	(1)	(12)	938.4

Gross income	1,323	1,226	97	7.9

Operating expenses	(497)	(467)	(29)	6.2
General administrative expenses	(438)	(413)	(25)	6.2
Personnel	(253)	(235)	(19)	7.9
Other general administrative expenses	(185)	(178)	(7)	3.8
Depreciation and amortisation	(58)	(54)	(4)	6.8

Net operating income	826	758	68	8.9

Net loan-loss provisions	(179)	(157)	(22)	14.1

Other income	27	(7)	34	—

Profit before taxes	674	595	80	13.4

Tax on profit	(117)	(108)	(10)	8.9

Profit from continuing operations	557	487	70	14.4

Net profit from discontinued operations	—	—	—	—

Consolidated profit	557	487	70	14.4

Minority interests	1	1	0	15.7

Attributable profit to the Group	556	486	70	14.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.12	30.06.11	Amount	%
Balance sheet
Customer loans**	20,454	17,722	2,732	15.4
Trading portfolio (w/o loans)	16,151	14,772	1,379	9.3
Available-for-sale financial assets	3,259	2,775	484	17.4
Due from credit institutions**	5,777	5,795	(18)	(0.3)
Intangible assets and property and equipment	309	374	(65)	(17.4)
Other assets	4,356	4,820	(464)	(9.6)

Total assets/liabilities & shareholders’ equity	50,306	46,257	4,048	8.8

Customer deposits**	26,033	20,824	5,209	25.0
Marketable debt securities**	1,301	2,209	(908)	(41.1)
Subordinated debt**	—	—	—	—
Insurance liabilities	—	456	(456)	(100.0)
Due to credit institutions**	8,896	9,460	(564)	(6.0)
Other liabilities	9,776	8,792	984	11.2
Shareholders’ equity***	4,299	4,516	(217)	(4.8)

Other customer funds under management	10,453	10,933	(481)	(4.4)

Mutual funds	10,453	10,698	(246)	(2.3)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	235	(235)	(100.0)

Customer funds under management	37,787	33,966	3,820	11.2

**	Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	25.66	21.26	4.40 p.
Efficiency ratio (with amortisations)	37.5	38.1	(0.6 p.	)
NPL ratio	1.64	2.45	(0.81 p.	)
NPL coverage	183	165	19 p.
Number of employees (direct & indirect)	13,030	12,840	190		1.5
Number of branches	1,125	1,098	27		2.5

Mexico

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	401	409	430	423	477	481

Net fees	159	147	154	143	180	164
Gains (losses) on financial transactions	51	59	(7)	(5)	31	4
Other operating income*	(4)	2	(3)	(4)	(10)	(3)

Gross income	608	618	575	557	677	646

Operating expenses	(229)	(239)	(251)	(270)	(249)	(248)
General administrative expenses	(202)	(211)	(224)	(243)	(219)	(219)
Personnel	(118)	(117)	(115)	(116)	(127)	(127)
Other general administrative expenses	(84)	(94)	(109)	(127)	(92)	(93)
Depreciation and amortisation	(27)	(27)	(27)	(27)	(30)	(29)

Net operating income	379	380	324	287	428	398

Net loan-loss provisions	(63)	(93)	(95)	(85)	(78)	(101)
Other income	(6)	(1)	60	(20)	(2)	29

Profit before taxes	310	285	289	182	348	326

Tax on profit	(53)	(54)	(44)	24	(52)	(65)

Profit from continuing operations	256	231	245	205	296	261

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	256	231	245	205	296	261

Minority interests	0	0	0	1	0	0

Attributable profit to the Group	256	230	245	205	296	260

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Balance sheet
Customer loans**	15,907	17,722	17,477	18,185	19,146	20,454
Trading portfolio (w/o loans)	12,232	14,772	14,377	12,171	15,296	16,151
Available-for-sale financial assets	3,272	2,775	2,514	3,410	3,647	3,259
Due from credit institutions**	3,739	5,795	7,462	4,463	6,328	5,777
Intangible assets and property and equipment	382	374	339	369	378	309
Other assets	4,120	4,820	3,890	4,253	4,411	4,356

Total assets/liabilities & shareholders’ equity	39,651	46,257	46,058	42,852	49,205	50,306

Customer deposits**	20,528	20,824	19,615	21,459	26,120	26,033
Marketable debt securities**	1,202	2,209	1,504	1,324	1,312	1,301
Subordinated debt**	—	—	—	—	—	—
Insurance liabilities	415	456	428	—	—	—
Due to credit institutions**	5,873	9,460	10,009	7,591	8,784	8,896
Other liabilities	6,939	8,792	10,253	8,715	8,551	9,776
Shareholders’ equity***	4,693	4,516	4,248	3,763	4,438	4,299

Other customer funds under management	10,481	10,933	9,765	9,432	10,503	10,453

Mutual funds	10,257	10,698	9,545	9,432	10,503	10,453
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	224	235	220	—	—	—

Customer funds under management	32,211	33,966	30,884	32,214	37,936	37,787

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	1.58	2.45	1.78	1.82	1.61	1.64
NPL coverage	234	165	176	176	195	183

Spread (Retail Banking)	10.67	10.44	10.26	10.32	10.65	10.73

Spread loans	8.58	8.40	8.27	8.36	8.69	8.81
Spread deposits	2.09	2.04	1.99	1.96	1.96	1.92

Mexico

US$ million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	1,241	1,136	104	9.2

Net fees	446	430	16	3.7
Gains (losses) on financial transactions	45	154	(109)	(70.7)
Other operating income*	(18)	(2)	(16)	859.7

Gross income	1,714	1,719	(5)	(0.3)

Operating expenses	(644)	(655)	12	(1.8)
General administrative expenses	(568)	(579)	11	(1.9)
Personnel	(328)	(329)	1	(0.2)
Other general administrative expenses	(240)	(250)	10	(4.0)
Depreciation and amortisation	(75)	(76)	1	(1.3)

Net operating income	1,070	1,063	7	0.7

Net loan-loss provisions	(232)	(220)	(12)	5.4
Other income	35	(9)	45	—

Profit before taxes	874	834	40	4.8

Tax on profit	(152)	(151)	(1)	0.7

Profit from continuing operations	722	683	39	5.7

Net profit from discontinued operations	—	—	—	—

Consolidated profit	722	683	39	5.7

Minority interests	1	1	0	6.9

Attributable profit to the Group	721	682	39	5.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.12	30.06.11	Amount	%
Balance sheet
Customer loans**	25,752	25,614	137	0.5
Trading portfolio (w/o loans)	20,334	21,351	(1,016)	(4.8)
Available-for-sale financial assets	4,103	4,010	93	2.3
Due from credit institutions**	7,273	8,375	(1,102)	(13.2)
Intangible assets and property and equipment	389	540	(151)	(28.0)
Other assets	5,484	6,966	(1,482)	(21.3)

Total assets/liabilities & shareholders’ equity	63,335	66,856	(3,521)	(5.3)

Customer deposits**	32,775	30,097	2,678	8.9
Marketable debt securities**	1,639	3,193	(1,554)	(48.7)
Subordinated debt**	—	—	—	—
Insurance liabilities	—	659	(659)	(100.0)
Due to credit institutions**	11,200	13,673	(2,472)	(18.1)
Other liabilities	12,308	12,707	(398)	(3.1)
Shareholders’ equity***	5,413	6,528	(1,115)	(17.1)

Other customer funds under management	13,160	15,802	(2,642)	(16.7)

Mutual funds	13,160	15,462	(2,302)	(14.9)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	340	(340)	(100.0)

Customer funds under management	47,574	49,092	(1,518)	(3.1)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	549	588	608	570	625	616

Net fees	218	212	217	191	235	210
Gains (losses) on financial transactions	69	85	(10)	(9)	41	5
Other operating income*	(5)	3	(4)	(5)	(14)	(4)

Gross income	831	888	812	747	887	827

Operating expenses	(313)	(343)	(354)	(364)	(326)	(318)
General administrative expenses	(276)	(304)	(316)	(328)	(287)	(281)
Personnel	(161)	(168)	(162)	(156)	(166)	(162)
Other general administrative expenses	(115)	(135)	(154)	(172)	(121)	(119)
Depreciation and amortisation	(37)	(39)	(38)	(36)	(39)	(37)

Net operating income	518	546	458	383	561	509

Net loan-loss provisions	(87)	(133)	(135)	(114)	(102)	(130)
Other income	(8)	(2)	85	(29)	(3)	38

Profit before taxes	424	410	408	239	457	417

Tax on profit	(73)	(78)	(62)	35	(68)	(84)

Profit from continuing operations	351	332	346	274	388	334

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	351	332	346	274	388	334

Minority interests	0	0	0	1	1	0

Attributable profit to the Group	350	332	346	273	388	333

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Balance sheet
Customer loans**	22,599	25,614	23,599	23,530	25,571	25,752
Trading portfolio (w/o loans)	17,378	21,351	19,413	15,749	20,429	20,334
Available-for-sale financial assets	4,648	4,010	3,394	4,412	4,871	4,103
Due from credit institutions**	5,312	8,375	10,076	5,775	8,452	7,273
Intangible assets and property and equipment	542	540	458	478	504	389
Other assets	5,853	6,966	5,252	5,502	5,892	5,484

Total assets/liabilities & shareholders’ equity	56,332	66,856	62,192	55,446	65,719	63,335

Customer deposits**	29,165	30,097	26,486	27,765	34,886	32,775
Marketable debt securities**	1,708	3,193	2,032	1,713	1,752	1,639
Subordinated debt**	—	—	—	—	—	—
Insurance liabilities	590	659	578	—	—	—
Due to credit institutions**	8,344	13,673	13,515	9,822	11,731	11,200
Other liabilities	9,858	12,707	13,845	11,277	11,421	12,308
Shareholders’ equity***	6,668	6,528	5,736	4,869	5,928	5,413

Other customer funds under management	14,890	15,802	13,185	12,204	14,028	13,160

Mutual funds	14,573	15,462	12,889	12,204	14,028	13,160
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	318	340	297	—	—	—

Customer funds under management	45,763	49,092	41,702	41,681	50,667	47,574

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico

Million pesos

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	16,447	13,520	2,927	21.7

Net fees	5,909	5,113	795	15.6
Gains (losses) on financial transactions	601	1,838	(1,237)	(67.3)
Other operating income*	(238)	(22)	(215)	969.3

Gross income	22,719	20,449	2,270	11.1

Operating expenses	(8,530)	(7,798)	(733)	9.4
General administrative expenses	(7,532)	(6,890)	(642)	9.3
Personnel	(4,354)	(3,917)	(437)	11.1
Other general administrative expenses	(3,178)	(2,972)	(205)	6.9
Depreciation and amortisation	(998)	(908)	(91)	10.0

Net operating income	14,189	12,651	1,538	12.2

Net loan-loss provisions	(3,074)	(2,616)	(458)	17.5
Other income	470	(113)	583	—

Profit before taxes	11,586	9,922	1,663	16.8

Tax on profit	(2,015)	(1,797)	(219)	12.2

Profit from continuing operations	9,570	8,126	1,445	17.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	9,570	8,126	1,445	17.8

Minority interests	13	11	2	19.1

Attributable profit to the Group	9,557	8,115	1,442	17.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.12	30.06.11	Amount	%
Balance sheet
Customer loans**	345,172	300,865	44,307	14.7
Trading portfolio (w/o loans)	272,561	250,785	21,776	8.7
Available-for-sale financial assets	54,991	47,103	7,888	16.7
Due from credit institutions**	97,490	98,371	(882)	(0.9)
Intangible assets and property and equipment	5,211	6,344	(1,133)	(17.9)
Other assets	73,507	81,820	(8,313)	(10.2)

Total assets/liabilities & shareholders’ equity	848,932	785,288	63,644	8.1

Customer deposits**	439,315	353,517	85,799	24.3
Marketable debt securities**	21,963	37,501	(15,538)	(41.4)
Subordinated debt**	—	—	—	—
Insurance liabilities	—	7,746	(7,746)	(100.0)
Due to credit institutions**	150,125	160,598	(10,473)	(6.5)
Other liabilities	164,977	149,252	15,725	10.5
Shareholders’ equity***	72,551	76,674	(4,122)	(5.4)

Other customer funds under management	176,393	185,612	(9,219)	(5.0)

Mutual funds	176,393	181,618	(5,225)	(2.9)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	3,994	(3,994)	(100.0)

Customer funds under management	637,671	576,630	61,041	10.6

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico

Million pesos

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	6,618	6,902	7,461	7,729	8,113	8,334

Net fees	2,626	2,487	2,674	2,619	3,056	2,852
Gains (losses) on financial transactions	837	1,001	(94)	(52)	526	75
Other operating income*	(60)	38	(44)	(69)	(179)	(59)

Gross income	10,022	10,427	9,997	10,226	11,517	11,202

Operating expenses	(3,774)	(4,024)	(4,348)	(4,900)	(4,228)	(4,302)
General administrative expenses	(3,324)	(3,566)	(3,884)	(4,405)	(3,726)	(3,806)
Personnel	(1,941)	(1,977)	(1,996)	(2,121)	(2,157)	(2,197)
Other general administrative expenses	(1,383)	(1,589)	(1,889)	(2,285)	(1,569)	(1,609)
Depreciation and amortisation	(450)	(458)	(463)	(495)	(502)	(496)

Net operating income	6,248	6,403	5,649	5,326	7,289	6,900

Net loan-loss provisions	(1,045)	(1,571)	(1,649)	(1,554)	(1,327)	(1,747)
Other income	(93)	(20)	1,020	(333)	(34)	504

Profit before taxes	5,110	4,812	5,020	3,438	5,929	5,656

Tax on profit	(881)	(916)	(763)	354	(886)	(1,129)

Profit from continuing operations	4,229	3,896	4,257	3,793	5,043	4,527

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	4,229	3,896	4,257	3,793	5,043	4,527

Minority interests	6	5	6	12	7	6

Attributable profit to the Group	4,224	3,891	4,251	3,780	5,036	4,521

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Balance sheet
Customer loans**	269,266	300,865	324,961	328,268	325,901	345,172
Trading portfolio (w/o loans)	207,056	250,785	267,312	219,709	260,365	272,561
Available-for-sale financial assets	55,381	47,103	46,739	61,549	62,076	54,991
Due from credit institutions**	63,293	98,371	138,749	80,569	107,719	97,490
Intangible assets and property and equipment	6,461	6,344	6,303	6,668	6,427	5,211
Other assets	69,734	81,820	72,320	76,764	75,093	73,507

Total assets/liabilities & shareholders’ equity	671,191	785,288	856,384	773,527	837,582	848,932

Customer deposits**	347,496	353,517	364,709	387,352	444,626	439,315
Marketable debt securities**	20,349	37,501	27,974	23,894	22,332	21,963
Subordinated debt**	—	—	—	—	—	—
Insurance liabilities	7,026	7,746	7,962	—	—	—
Due to credit institutions**	99,415	160,598	186,106	137,027	149,517	150,125
Other liabilities	117,458	149,252	190,647	157,321	145,559	164,977
Shareholders’ equity***	79,447	76,674	78,988	67,932	75,547	72,551

Other customer funds under management	177,415	185,612	181,559	170,252	178,789	176,393

Mutual funds	173,631	181,618	177,476	170,252	178,789	176,393
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	3,784	3,994	4,083	—	—	—

Customer funds under management	545,260	576,630	574,241	581,498	645,746	637,671

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	847	746	100	13.4

Net fees	224	220	4	1.9
Gains (losses) on financial transactions	57	60	(3)	(4.4)
Other operating income*	8	31	(23)	(73.8)

Gross income	1,135	1,056	79	7.5

Operating expenses	(443)	(391)	(52)	13.2
General administrative expenses	(398)	(347)	(51)	14.8
Personnel	(250)	(218)	(32)	14.6
Other general administrative expenses	(148)	(128)	(20)	15.2
Depreciation and amortisation	(45)	(45)	(0)	0.8

Net operating income	692	665	27	4.1

Net loan-loss provisions	(245)	(160)	(85)	53.0
Other income	(15)	5	(19)	—

Profit before taxes	432	510	(77)	(15.2)

Tax on profit	(56)	(62)	6	(8.9)

Profit from continuing operations	376	448	(72)	(16.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	376	448	(72)	(16.0)

Minority interests	116	99	17	17.5

Attributable profit to the Group	260	349	(89)	(25.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.12	30.06.11	Amount	%
Balance sheet
Customer loans**	29,074	25,555	3,520	13.8
Trading portfolio (w/o loans)	1,768	3,360	(1,592)	(47.4)
Available-for-sale financial assets	2,861	4,402	(1,541)	(35.0)
Due from credit institutions**	2,798	2,713	85	3.1
Intangible assets and property and equipment	360	332	29	8.7
Other assets	4,284	2,534	1,750	69.0

Total assets/liabilities & shareholders’ equity	41,146	38,895	2,251	5.8

Customer deposits**	23,228	18,829	4,399	23.4
Marketable debt securities**	5,539	5,558	(19)	(0.3)
Subordinated debt**	1,354	1,124	230	20.4
Insurance liabilities	—	349	(349)	(100.0)
Due to credit institutions**	4,970	5,063	(93)	(1.8)
Other liabilities	3,794	5,609	(1,815)	(32.4)
Shareholders’ equity***	2,261	2,364	(102)	(4.3)

Other customer funds under management	5,126	4,757	369	7.8

Mutual funds	5,126	4,675	451	9.6
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	82	(82)	(100.0)

Customer funds under management	35,246	30,267	4,979	16.5

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	21.98	27.04	(5.06 p.	)
Efficiency ratio (with amortisations)	39.0	37.0	2.0 p.
NPL ratio	4.65	3.65	1.00 p.
NPL coverage	64	89	(25 p.	)
Number of employees (direct & indirect)	12,263	12,211	52		0.4
Number of branches	499	487	12		2.5

Chile

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	358	388	366	406	432	415

Net fees	110	110	103	99	111	112
Gains (losses) on financial transactions	30	29	10	9	16	41
Other operating income*	13	18	9	1	5	3

Gross income	511	545	487	516	564	572

Operating expenses	(191)	(201)	(211)	(206)	(212)	(231)
General administrative expenses	(168)	(179)	(188)	(184)	(191)	(207)
Personnel	(104)	(115)	(121)	(117)	(117)	(133)
Other general administrative expenses	(64)	(64)	(67)	(67)	(73)	(75)
Depreciation and amortisation	(23)	(22)	(23)	(22)	(21)	(24)

Net operating income	321	344	277	311	352	340

Net loan-loss provisions	(75)	(85)	(131)	(89)	(125)	(120)
Other income	2	3	21	14	(4)	(10)

Profit before taxes	247	262	167	236	223	210

Tax on profit	(40)	(22)	(16)	(37)	(31)	(25)

Profit from continuing operations	207	241	151	199	192	184

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	207	241	151	199	192	184

Minority interests	45	54	33	55	59	57

Attributable profit to the Group	162	187	118	145	133	127

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Balance sheet
Customer loans**	24,562	25,555	25,176	25,709	27,257	29,074
Trading portfolio (w/o loans)	2,782	3,360	3,283	3,019	1,816	1,768
Available-for-sale financial assets	2,944	4,402	3,512	2,572	4,127	2,861
Due from credit institutions**	2,471	2,713	2,860	2,049	2,625	2,798
Intangible assets and property and equipment	332	332	326	350	365	360
Other assets	4,108	2,534	3,405	5,208	2,845	4,284

Total assets/liabilities & shareholders’ equity	37,198	38,895	38,563	38,906	39,035	41,146

Customer deposits**	18,353	18,829	19,305	20,175	20,547	23,228
Marketable debt securities**	5,462	5,558	5,174	5,601	5,819	5,539
Subordinated debt**	1,046	1,124	1,223	1,285	1,288	1,354
Insurance liabilities	314	349	333	—	—	—
Due to credit institutions**	4,207	5,063	4,874	4,851	4,825	4,970
Other liabilities	5,054	5,609	5,430	5,112	3,928	3,794
Shareholders’ equity***	2,761	2,364	2,224	1,882	2,629	2,261

Other customer funds under management	4,929	4,757	4,712	4,846	5,091	5,126

Mutual funds	4,868	4,675	4,635	4,846	5,091	5,126
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	61	82	77	—	—	—

Customer funds under management	29,791	30,267	30,414	31,908	32,745	35,246

** Including all on-balance sheet balances for this item
*** Not including profit of the year

Other information
NPL ratio	3.80	3.65	3.63	3.85	4.52	4.65
NPL coverage	89	89	88	73	68	64

Spread (Retail Banking)	7.47	7.04	6.83	6.87	7.01	6.98

Spread loans	4.38	4.14	4.18	4.35	4.56	4.62
Spread deposits	3.09	2.90	2.65	2.52	2.45	2.36

Chile

US$ million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	1,097	1,046	51	4.8

Net fees	290	308	(18)	(5.8)
Gains (losses) on financial transactions	74	84	(10)	(11.7)
Other operating income*	11	44	(33)	(75.8)

Gross income	1,471	1,481	(10)	(0.7)

Operating expenses	(574)	(549)	(26)	4.7
General administrative expenses	(516)	(486)	(30)	6.1
Personnel	(324)	(306)	(18)	5.9
Other general administrative expenses	(192)	(180)	(12)	6.5
Depreciation and amortisation	(58)	(63)	4	(6.8)

Net operating income	897	933	(36)	(3.8)

Net loan-loss provisions	(318)	(225)	(93)	41.4
Other income	(19)	7	(26)	—

Profit before taxes	560	715	(154)	(21.6)

Tax on profit	(73)	(87)	14	(15.8)

Profit from continuing operations	487	628	(141)	(22.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	487	628	(141)	(22.4)

Minority interests	151	139	12	8.6

Attributable profit to the Group	337	489	(153)	(31.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.12	30.06.11	Amount	%
Balance sheet
Customer loans**	36,605	36,934	(329)	(0.9)
Trading portfolio (w/o loans)	2,226	4,856	(2,630)	(54.2)
Available-for-sale financial assets	3,602	6,363	(2,761)	(43.4)
Due from credit institutions**	3,522	3,921	(399)	(10.2)
Intangible assets and property and equipment	454	479	(25)	(5.3)
Other assets	5,394	3,663	1,731	47.3

Total assets/liabilities & shareholders’ equity	51,803	56,215	(4,413)	(7.8)

Customer deposits**	29,243	27,213	2,031	7.5
Marketable debt securities**	6,973	8,033	(1,059)	(13.2)
Subordinated debt**	1,705	1,625	80	4.9
Insurance liabilities	—	505	(505)	(100.0)
Due to credit institutions**	6,257	7,317	(1,060)	(14.5)
Other liabilities	4,777	8,107	(3,330)	(41.1)
Shareholders’ equity***	2,847	3,416	(569)	(16.7)

Other customer funds under management	6,454	6,875	(422)	(6.1)

Mutual funds	6,454	6,757	(303)	(4.5)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	118	(118)	(100.0)

Customer funds under management	44,375	43,746	630	1.4

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	490	557	516	548	566	531

Net fees	150	158	146	133	146	144
Gains (losses) on financial transactions	41	42	14	12	21	53
Other operating income*	18	26	12	1	6	4

Gross income	699	782	688	694	739	733

Operating expenses	(261)	(288)	(297)	(277)	(278)	(297)
General administrative expenses	(229)	(257)	(265)	(247)	(250)	(266)
Personnel	(142)	(165)	(171)	(158)	(154)	(171)
Other general administrative expenses	(87)	(93)	(95)	(90)	(96)	(95)
Depreciation and amortisation	(31)	(31)	(32)	(30)	(28)	(31)

Net operating income	438	494	391	417	461	436

Net loan-loss provisions	(103)	(122)	(185)	(119)	(164)	(154)
Other income	2	5	30	19	(6)	(13)

Profit before taxes	338	376	236	318	292	268

Tax on profit	(55)	(32)	(23)	(50)	(40)	(33)

Profit from continuing operations	283	345	214	268	251	236

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	283	345	214	268	251	236

Minority interests	61	77	47	74	77	73

Attributable profit to the Group	222	267	166	194	174	162

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Balance sheet
Customer loans**	34,896	36,934	33,996	33,265	36,405	36,605
Trading portfolio (w/o loans)	3,952	4,856	4,433	3,907	2,425	2,226
Available-for-sale financial assets	4,182	6,363	4,743	3,328	5,512	3,602
Due from credit institutions**	3,510	3,921	3,861	2,651	3,506	3,522
Intangible assets and property and equipment	471	479	440	453	488	454
Other assets	5,836	3,663	4,598	6,739	3,800	5,394

Total assets/liabilities & shareholders’ equity	52,848	56,215	52,071	50,341	52,136	51,803

Customer deposits**	26,074	27,213	26,068	26,105	27,442	29,243
Marketable debt securities**	7,760	8,033	6,986	7,247	7,772	6,973
Subordinated debt**	1,486	1,625	1,651	1,663	1,721	1,705
Insurance liabilities	447	505	449	—	—	—
Due to credit institutions**	5,977	7,317	6,581	6,277	6,444	6,257
Other liabilities	7,181	8,107	7,332	6,614	5,246	4,777
Shareholders’ equity***	3,923	3,416	3,003	2,435	3,511	2,847

Other customer funds under management	7,003	6,875	6,363	6,271	6,800	6,454

Mutual funds	6,916	6,757	6,259	6,271	6,800	6,454
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	87	118	104	—	—	—

Customer funds under management	42,323	43,746	41,068	41,285	43,734	44,375

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile

Ch$ million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	540,442	497,745	42,697	8.6

Net fees	142,847	146,476	(3,628)	(2.5)
Gains (losses) on financial transactions	36,349	39,733	(3,384)	(8.5)
Other operating income*	5,195	20,751	(15,555)	(75.0)

Gross income	724,834	704,704	20,130	2.9

Operating expenses	(282,910)	(261,019)	(21,891)	8.4
General administrative expenses	(254,218)	(231,280)	(22,938)	9.9
Personnel	(159,803)	(145,662)	(14,142)	9.7
Other general administrative expenses	(94,415)	(85,618)	(8,797)	10.3
Depreciation and amortisation	(28,692)	(29,739)	1,048	(3.5)

Net operating income	441,925	443,685	(1,760)	(0.4)

Net loan-loss provisions	(156,616)	(106,984)	(49,632)	46.4
Other income	(9,308)	3,200	(12,509)	—

Profit before taxes	276,000	339,901	(63,901)	(18.8)

Tax on profit	(35,931)	(41,213)	5,283	(12.8)

Profit from continuing operations	240,070	298,688	(58,619)	(19.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	240,070	298,688	(58,619)	(19.6)

Minority interests	74,234	66,013	8,220	12.5

Attributable profit to the Group	165,836	232,675	(66,839)	(28.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.12	30.06.11	Amount	%
Balance sheet
Customer loans**	18,348,049	17,312,815	1,035,234	6.0
Trading portfolio (w/o loans)	1,115,756	2,276,042	(1,160,286)	(51.0)
Available-for-sale financial assets	1,805,655	2,982,570	(1,176,915)	(39.5)
Due from credit institutions**	1,765,475	1,837,839	(72,364)	(3.9)
Intangible assets and property and equipment	227,468	224,592	2,876	1.3
Other assets	2,703,655	1,717,032	986,623	57.5

Total assets/liabilities & shareholders’ equity	25,966,059	26,350,891	(384,832)	(1.5)

Customer deposits**	14,658,296	12,756,046	1,902,251	14.9
Marketable debt securities**	3,495,417	3,765,250	(269,833)	(7.2)
Subordinated debt**	854,557	761,731	92,826	12.2
Insurance liabilities	—	236,550	(236,550)	(100.0)
Due to credit institutions**	3,136,314	3,429,883	(293,569)	(8.6)
Other liabilities	2,394,368	3,800,166	(1,405,798)	(37.0)
Shareholders’ equity***	1,427,106	1,601,266	(174,160)	(10.9)

Other customer funds under management	3,234,844	3,222,683	12,162	0.4

Mutual funds	3,234,844	3,167,316	67,528	2.1
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	55,367	(55,367)	(100.0)

Customer funds under management	22,243,115	20,505,709	1,737,405	8.5

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile

Ch$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	236,045	261,700	243,326	279,199	276,624	263,818

Net fees	72,223	74,253	68,609	68,344	71,257	71,591
Gains (losses) on financial transactions	19,966	19,767	6,591	6,750	10,143	26,207
Other operating income*	8,618	12,132	5,662	1,172	2,981	2,215

Gross income	336,852	367,853	324,188	355,466	361,004	363,830

Operating expenses	(125,548)	(135,471)	(140,143)	(141,588)	(135,622)	(147,288)
General administrative expenses	(110,395)	(120,885)	(125,134)	(126,380)	(122,154)	(132,065)
Personnel	(68,269)	(77,392)	(80,416)	(80,574)	(75,162)	(84,641)
Other general administrative expenses	(42,126)	(43,493)	(44,717)	(45,805)	(46,992)	(47,423)
Depreciation and amortisation	(15,153)	(14,586)	(15,009)	(15,208)	(13,468)	(15,223)

Net operating income	211,304	232,381	184,045	213,878	225,382	216,542

Net loan-loss provisions	(49,410)	(57,574)	(87,269)	(61,113)	(80,018)	(76,598)
Other income	1,055	2,145	14,288	9,569	(2,746)	(6,563)

Profit before taxes	162,949	176,953	111,064	162,335	142,618	133,382

Tax on profit	(26,455)	(14,758)	(10,659)	(24,979)	(19,721)	(16,209)

Profit from continuing operations	136,494	162,195	100,405	137,355	122,897	117,173

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	136,494	162,195	100,405	137,355	122,897	117,173

Minority interests	29,553	36,460	22,221	37,647	37,741	36,492

Attributable profit to the Group	106,940	125,735	78,184	99,709	85,155	80,681

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Balance sheet
Customer loans**	16,779,549	17,312,815	17,716,827	17,259,426	17,698,244	18,348,049
Trading portfolio (w/o loans)	1,900,341	2,276,042	2,310,269	2,026,907	1,179,112	1,115,756
Available-for-sale financial assets	2,011,073	2,982,570	2,471,693	1,726,478	2,679,752	1,805,655
Due from credit institutions**	1,687,726	1,837,839	2,012,385	1,375,240	1,704,231	1,765,475
Intangible assets and property and equipment	226,689	224,592	229,232	234,882	237,232	227,468
Other assets	2,806,379	1,717,032	2,396,458	3,496,311	1,847,166	2,703,655

Total assets/liabilities & shareholders’ equity	25,411,757	26,350,891	27,136,863	26,119,245	25,345,737	25,966,059

Customer deposits**	12,537,904	12,756,046	13,585,435	13,544,388	13,340,968	14,658,296
Marketable debt securities**	3,731,600	3,765,250	3,640,664	3,759,916	3,778,230	3,495,417
Subordinated debt**	714,574	761,731	860,474	863,006	836,527	854,557
Insurance liabilities	214,729	236,550	234,117	—	—	—
Due to credit institutions**	2,873,973	3,429,883	3,429,901	3,256,723	3,132,636	3,136,314
Other liabilities	3,452,794	3,800,166	3,821,126	3,431,580	2,550,263	2,394,368
Shareholders’ equity**	1,886,182	1,601,266	1,565,146	1,263,632	1,707,114	1,427,106

Other customer funds under management	3,367,169	3,222,683	3,316,065	3,253,601	3,305,670	3,234,844

Mutual funds	3,325,336	3,167,316	3,261,897	3,253,601	3,305,670	3,234,844
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	41,833	55,367	54,168	—	—	—

Customer funds under management	20,351,248	20,505,709	21,402,638	21,420,910	21,261,394	22,243,115

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

USA

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	857	861	(4)	(0.4)

Net fees	193	191	2	1.3
Gains (losses) on financial transactions	136	63	73	114.9
Other operating income*	154	261	(107)	(40.9)

Gross income	1,341	1,376	(35)	(2.5)

Operating expenses	(571)	(471)	(100)	21.3
General administrative expenses	(505)	(417)	(88)	21.2
Personnel	(276)	(235)	(41)	17.5
Other general administrative expenses	(229)	(182)	(47)	26.0
Depreciation and amortisation	(66)	(54)	(12)	22.7

Net operating income	770	905	(135)	(15.0)

Net loan-loss provisions	(150)	(247)	97	(39.3)
Other income	(47)	(49)	2	(4.4)

Profit before taxes	573	609	(36)	(5.9)

Tax on profit	(117)	(92)	(25)	27.3

Profit from continuing operations	456	517	(61)	(11.8)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	456	517	(61)	(11.8)

Minority interests	—	—	—	—

Attributable profit to the Group	456	517	(61)	(11.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.12	30.06.11	Amount	%
Balance sheet
Customer loans**	42,984	35,407	7,577	21.4
Trading portfolio (w/o loans)	305	196	110	56.0
Available-for-sale financial assets	12,854	9,394	3,459	36.8
Due from credit institutions**	644	682	(38)	(5.5)
Intangible assets and property and equipment	529	518	12	2.2
Other assets	6,443	5,325	1,118	21.0

Total assets/liabilities & shareholders’ equity	63,759	51,522	12,237	23.8

Customer deposits**	38,344	32,776	5,569	17.0
Marketable debt securities**	388	1,751	(1,363)	(77.8)
Subordinated debt**	2,359	2,142	217	10.1
Insurance liabilities	—	—	—	—
Due to credit institutions**	15,055	8,616	6,438	74.7
Other liabilities	2,198	2,209	(11)	(0.5)
Shareholders’ equity***	5,415	4,027	1,388	34.5

Other customer funds under management	0	14	(14)	(99.5)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	0	14	(14)	(99.5)
Savings-insurance policies	—	—	—	—

Customer funds under management	41,091	36,682	4,409	12.0

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	17.75	26.33	(8.58 p.	)
Efficiency ratio (with amortisations)	42.6	34.2	8.4 p.
NPL ratio	2.27	3.76	(1.49 p.	)
NPL coverage	113	85	28 p.
Number of employees (direct & indirect)	9,363	9,000	363		4.0
Number of branches	723	723	—		—

USA

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	441	420	422	419	430	428

Net fees	93	97	102	87	95	97
Gains (losses) on financial transactions	37	27	39	87	58	78
Other operating income*	140	121	91	114	81	74

Gross income	711	664	654	708	663	677

Operating expenses	(240)	(231)	(243)	(284)	(276)	(295)
General administrative expenses	(216)	(201)	(213)	(253)	(246)	(259)
Personnel	(120)	(115)	(121)	(122)	(137)	(139)
Other general administrative expenses	(96)	(86)	(92)	(132)	(109)	(120)
Depreciation and amortisation	(24)	(29)	(30)	(30)	(30)	(36)

Net operating income	471	434	411	424	387	382

Net loan-loss provisions	(98)	(149)	(78)	(118)	(71)	(79)
Other income	(27)	(22)	(23)	11	(19)	(28)

Profit before taxes	346	263	310	318	297	276

Tax on profit	(57)	(35)	(66)	(68)	(57)	(60)

Profit from continuing operations	290	228	244	249	240	216

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	290	228	244	249	240	216

Minority interests	—	—	—	—	—	—

Attributable profit to the Group	290	228	244	249	240	216

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Balance sheet
Customer loans**	35,850	35,407	37,936	40,194	40,030	42,984
Trading portfolio (w/o loans)	175	196	269	271	245	305
Available-for-sale financial assets	9,603	9,394	10,438	12,435	13,421	12,854
Due from credit institutions**	518	682	807	677	512	644
Intangible assets and property and equipment	507	518	568	493	479	529
Other assets	5,063	5,325	4,810	5,705	5,393	6,443

Total assets/liabilities & shareholders’ equity	51,717	51,522	54,829	59,776	60,081	63,759

Customer deposits**	33,190	32,776	35,141	36,884	37,828	38,344
Marketable debt securities**	1,499	1,751	1,617	1,653	563	388
Subordinated debt**	2,274	2,142	2,293	2,275	2,220	2,359
Insurance liabilities	—	—	—	—	0	—
Due to credit institutions**	8,611	8,616	8,837	11,564	12,363	15,055
Other liabilities	2,028	2,209	2,599	2,859	2,003	2,198
Shareholders’ equity***	4,114	4,027	4,342	4,542	5,105	5,415

Other customer funds under management	19	14	3	1	1	0

Mutual funds	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—
Managed portfolios	19	14	3	1	1	0
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	36,983	36,682	39,054	40,812	40,611	41,091

** Including all on-balance sheet balances for this item
*** Not including profit of the year

Other information
NPL ratio	4.15	3.76	3.22	2.85	2.46	2.27
NPL coverage	82	85	93	96	107	113

Spread (Retail Banking)	2.94	2.90	2.62	2.75	2.82	2.86

Spread loans	2.16	2.24	2.22	2.29	2.36	2.45
Spread deposits	0.78	0.66	0.40	0.46	0.46	0.41

USA

US$ million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	1,111	1,207	(96)	(8.0)

Net fees	250	267	(17)	(6.4)
Gains (losses) on financial transactions	177	89	88	98.6
Other operating income*	200	365	(166)	(45.4)

Gross income	1,737	1,929	(192)	(9.9)

Operating expenses	(740)	(660)	(80)	12.1
General administrative expenses	(654)	(584)	(70)	12.0
Personnel	(358)	(330)	(28)	8.5
Other general administrative expenses	(296)	(255)	(42)	16.4
Depreciation and amortisation	(86)	(76)	(10)	13.4

Net operating income	997	1,269	(272)	(21.4)

Net loan-loss provisions	(194)	(347)	152	(43.9)
Other income	(60)	(68)	8	(11.6)

Profit before taxes	743	854	(111)	(13.0)

Tax on profit	(152)	(129)	(23)	17.7

Profit from continuing operations	591	725	(134)	(18.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	591	725	(134)	(18.5)

Minority interests	—	—	—	—

Attributable profit to the Group	591	725	(134)	(18.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.12	30.06.11	Amount	%
Balance sheet
Customer loans**	54,117	51,174	2,943	5.8
Trading portfolio (w/o loans)	384	283	102	35.9
Available-for-sale financial assets	16,183	13,578	2,605	19.2
Due from credit institutions**	811	985	(174)	(17.7)
Intangible assets and property and equipment	666	748	(82)	(10.9)
Other assets	8,111	7,697	415	5.4

Total assets/liabilities & shareholders’ equity	80,273	74,464	5,808	7.8

Customer deposits**	48,276	47,371	905	1.9
Marketable debt securities**	489	2,531	(2,042)	(80.7)
Subordinated debt**	2,969	3,096	(126)	(4.1)
Insurance liabilities	—	—	—	—
Due to credit institutions**	18,954	12,453	6,501	52.2
Other liabilities	2,767	3,193	(426)	(13.3)
Shareholders’ equity***	6,818	5,821	997	17.1

Other customer funds under management	0	20	(20)	(99.6)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	0	20	(20)	(99.6)
Savings-insurance policies	—	—	—	—

Customer funds under management	51,734	53,017	(1,283)	(2.4)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

USA

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	603	604	595	564	563	548

Net fees	128	140	143	116	125	125
Gains (losses) on financial transactions	50	39	56	120	76	101
Other operating income*	191	174	129	154	106	94

Gross income	972	957	924	953	869	868

Operating expenses	(328)	(332)	(342)	(383)	(362)	(378)
General administrative expenses	(295)	(290)	(300)	(343)	(323)	(332)
Personnel	(164)	(166)	(170)	(164)	(180)	(178)
Other general administrative expenses	(131)	(124)	(130)	(179)	(143)	(154)
Depreciation and amortisation	(33)	(42)	(42)	(41)	(39)	(46)

Net operating income	644	625	581	570	507	490

Net loan-loss provisions	(134)	(213)	(111)	(158)	(93)	(101)
Other income	(36)	(32)	(33)	16	(25)	(35)

Profit before taxes	474	380	438	428	389	353

Tax on profit	(78)	(51)	(93)	(93)	(75)	(76)

Profit from continuing operations	396	329	344	335	314	277

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	396	329	344	335	314	277

Minority interests	—	—	—	—	—	—

Attributable profit to the Group	396	329	344	335	314	277

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Balance sheet
Customer loans**	50,932	51,174	51,225	52,007	53,464	54,117
Trading portfolio (w/o loans)	249	283	363	351	328	384
Available-for-sale financial assets	13,643	13,578	14,095	16,089	17,926	16,183
Due from credit institutions**	736	985	1,090	875	684	811
Intangible assets and property and equipment	721	748	768	639	640	666
Other assets	7,193	7,697	6,495	7,382	7,203	8,111

Total assets/liabilities & shareholders’ equity	73,474	74,464	74,035	77,344	80,244	80,273

Customer deposits**	47,154	47,371	47,451	47,724	50,523	48,276
Marketable debt securities**	2,130	2,531	2,183	2,138	752	489
Subordinated debt**	3,231	3,096	3,096	2,944	2,965	2,969
Insurance liabilities	—	—	—	—	0	—
Due to credit institutions**	12,234	12,453	11,932	14,963	16,511	18,954
Other liabilities	2,882	3,193	3,510	3,699	2,676	2,767
Shareholders’ equity***	5,844	5,821	5,863	5,877	6,818	6,818

Other customer funds under management	27	20	4	1	1	0

Mutual funds	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—
Managed portfolios	27	20	4	1	1	0
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	52,542	53,017	52,735	52,807	54,240	51,734

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Sovereign Bank

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	857	843	14	1.7

Net fees	193	189	4	2.1
Gains (losses) on financial transactions	136	63	73	114.9
Other operating income*	(24)	(32)	8	(25.8)

Gross income	1,163	1,064	99	9.3

Operating expenses	(569)	(464)	(105)	22.7
General administrative expenses	(503)	(411)	(92)	22.5
Personnel	(275)	(231)	(44)	19.0
Other general administrative expenses	(228)	(180)	(49)	27.0
Depreciation and amortisation	(66)	(53)	(13)	23.8

Net operating income	593	599	(6)	(1.0)

Net loan-loss provisions	(150)	(179)	29	(16.3)
Other income	(47)	(49)	2	(4.4)

Profit before taxes	397	371	25	6.8

Tax on profit	(117)	(115)	(2)	1.7

Profit from continuing operations	279	256	23	9.2

Net profit from discontinued operations	—	—	—	—

Consolidated profit	279	256	23	9.2

Minority interests	—	—	—	—

Attributable profit to the Group	279	256	23	9.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

Sovereign Bank

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	432	411	417	418	430	428

Net fees	93	96	100	85	95	97
Gains (losses) on financial transactions	37	27	39	87	58	78
Other operating income*	(16)	(16)	(12)	(11)	(14)	(10)

Gross income	546	518	545	579	569	594

Operating expenses	(237)	(227)	(239)	(272)	(275)	(294)
General administrative expenses	(213)	(198)	(210)	(242)	(245)	(258)
Personnel	(118)	(113)	(119)	(120)	(137)	(138)
Other general administrative expenses	(95)	(85)	(91)	(123)	(109)	(119)
Depreciation and amortisation	(24)	(29)	(30)	(30)	(30)	(36)

Net operating income	309	291	306	307	293	300

Net loan-loss provisions	(98)	(81)	(78)	(117)	(71)	(79)
Other income	(27)	(22)	(23)	11	(19)	(28)

Profit before taxes	184	187	204	201	203	194

Tax on profit	(56)	(60)	(66)	(69)	(58)	(60)

Profit from continuing operations	128	128	138	132	146	134

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	128	128	138	132	146	134

Minority interests	—	—	—	—	—	—

Attributable profit to the Group	128	128	138	132	146	134

*	Including dividends, income from equity-accounted method and other operating income/expenses

Sovereign Bank

US$ million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	1,111	1,183	(71)	(6.0)

Net fees	250	265	(15)	(5.6)
Gains (losses) on financial transactions	177	89	88	98.6
Other operating income*	(31)	(45)	14	(31.4)

Gross income	1,507	1,492	15	1.0

Operating expenses	(738)	(651)	(87)	13.4
General administrative expenses	(652)	(576)	(76)	13.2
Personnel	(356)	(324)	(32)	10.0
Other general administrative expenses	(296)	(252)	(44)	17.3
Depreciation and amortisation	(86)	(75)	(11)	14.4

Net operating income	769	841	(71)	(8.5)

Net loan-loss provisions	(194)	(251)	57	(22.7)
Other income	(60)	(68)	8	(11.6)

Profit before taxes	514	521	(7)	(1.3)

Tax on profit	(152)	(162)	10	(6.0)

Profit from continuing operations	362	359	3	0.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	362	359	3	0.9

Minority interests	—	—	—	—

Attributable profit to the Group	362	359	3	0.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

Sovereign Bank

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	591	591	589	562	563	548

Net fees	127	138	141	114	125	125
Gains (losses) on financial transactions	50	39	56	120	76	101
Other operating income*	(22)	(23)	(17)	(14)	(18)	(12)

Gross income	746	745	770	781	745	762

Operating expenses	(324)	(327)	(338)	(368)	(361)	(377)
General administrative expenses	(291)	(285)	(296)	(328)	(322)	(331)
Personnel	(161)	(163)	(168)	(161)	(179)	(177)
Other general administrative expenses	(130)	(123)	(129)	(167)	(143)	(153)
Depreciation and amortisation	(33)	(42)	(42)	(40)	(39)	(46)

Net operating income	422	418	432	413	385	384

Net loan-loss provisions	(134)	(117)	(111)	(158)	(93)	(101)
Other income	(36)	(32)	(33)	16	(25)	(35)

Profit before taxes	252	269	288	271	266	248

Tax on profit	(76)	(86)	(93)	(93)	(75)	(77)

Profit from continuing operations	176	183	195	177	191	171

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	176	183	195	177	191	171

Minority interests	—	—	—	—	—	—

Attributable profit to the Group	176	183	195	177	191	171

*	Including dividends, income from equity-accounted method and other operating income/expenses

Corporate Activities

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	(1,128)	(1,125)	(3)	0.3

Net fees	(22)	(8)	(14)	173.8
Gains (losses) on financial transactions	254	85	170	200.8
Dividends	24	21	2	11.2
Income from equity-accounted method	(34)	2	(36)	—
Other operating income/expenses	57	75	(18)	(24.0)

Gross income	(850)	(950)	101	(10.6)

Operating expenses	(477)	(452)	(25)	5.5
General administrative expenses	(418)	(391)	(28)	7.1
Personnel	(149)	(158)	9	(5.5)
Other general administrative expenses	(270)	(233)	(36)	15.6
Depreciation and amortisation	(58)	(61)	3	(4.8)

Net operating income	(1,326)	(1,402)	76	(5.4)

Net loan-loss provisions	(26)	19	(45)	—
Other income	(283)	(330)	46	(14.1)

Ordinary profit before taxes	(1,636)	(1,714)	77	(4.5)

Tax on profit	141	285	(144)	(50.4)

Ordinary profit from continuing operations	(1,495)	(1,429)	(66)	4.6

Net profit from discontinued operations	(0)	—	(0)	—

Ordinary consolidated profit	(1,495)	(1,429)	(66)	4.6

Minority interests	(29)	4	(33)	—

Ordinary attributable profit to the Group	(1,466)	(1,433)	(33)	2.3

Extraordinary net capital gains and provisions	(1,304)	—	(1,304)	—

Attributable profit to the Group	(2,770)	(1,433)	(1,337)	93.3

			Variation
	30.06.12	30.06.11	Amount	%
Balance sheet
Trading portfolio (w/o loans)	8,460	5,268	3,192	60.6
Available-for-sale financial assets	28,065	21,890	6,175	28.2
Investments	899	39	860	—
Goodwill	25,136	26,527	(1,390)	(5.2)
Liquidity lent to the Group	10,743	23,035	(12,292)	(53.4)
Capital assigned to Group areas	72,491	69,199	3,292	4.8
Other assets	86,529	72,618	13,911	19.2

Total assets/liabilities & shareholders’ equity	232,323	218,575	13,748	6.3

Customer deposits*	11,116	11,256	(140)	(1.2)
Marketable debt securities*	62,938	61,598	1,340	2.2
Subordinated debt	5,123	9,202	(4,079)	(44.3)
Other liabilities	74,199	61,182	13,017	21.3
Group capital and reserves**	78,947	75,337	3,609	4.8

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	79,177	82,056	(2,879)	(3.5)

* Including all on-balance sheet balances for this item
** Not including profit of the year

Resources
Number of employees (direct & indirect)	2,436	2,249	187	8.3

Corporate Activities

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	(511)	(613)	(553)	(495)	(513)	(615)

Net fees	(4)	(4)	(2)	(6)	(13)	(9)
Gains (losses) on financial transactions	(74)	159	286	234	46	208
Dividends	4	17	20	15	14	10
Income from equity-accounted method	1	1	0	3	(16)	(18)
Other operating income/expenses	28	46	30	24	31	26

Gross income	(556)	(394)	(219)	(223)	(452)	(398)

Operating expenses	(245)	(207)	(203)	(183)	(249)	(228)
General administrative expenses	(212)	(179)	(173)	(169)	(214)	(205)
Personnel	(88)	(69)	(78)	(49)	(78)	(71)
Other general administrative expenses	(124)	(110)	(95)	(120)	(136)	(133)
Depreciation and amortisation	(33)	(28)	(30)	(14)	(35)	(23)

Net operating income	(801)	(601)	(422)	(406)	(700)	(626)

Net loan-loss provisions	(69)	87	22	(3)	(15)	(12)
Other income	(187)	(143)	(21)	(78)	(117)	(166)

Ordinary profit before taxes	(1,056)	(657)	(422)	(487)	(832)	(804)

Tax on profit	222	63	55	101	56	85

Ordinary profit from continuing operations	(834)	(594)	(367)	(387)	(776)	(719)

Net profit from discontinued operations	—	—	(19)	19	—	(0)

Ordinary consolidated profit	(834)	(594)	(386)	(368)	(776)	(719)

Minority interests	0	4	(2)	(22)	(32)	3

Ordinary attributable profit to the Group	(835)	(598)	(384)	(346)	(744)	(722)

Extraordinary net capital gains and provisions	—	—	—	(1,670)	—	(1,304)

Attributable profit to the Group	(835)	(598)	(384)	(2,016)	(744)	(2,026)

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Balance sheet
Trading portfolio (w/o loans)	4,833	5,268	4,842	7,727	7,476	8,460
Available-for-sale financial assets	21,386	21,890	19,806	23,297	30,379	28,065
Investments	38	39	959	908	900	899
Goodwill	23,856	26,527	25,914	25,089	25,200	25,136
Liquidity lent to the Group	30,236	23,035	15,621	10,440	1,806	10,743
Capital assigned to Group areas	69,132	69,199	67,798	67,699	73,543	72,491
Other assets	74,185	72,618	91,989	101,749	102,191	86,529

Total assets/liabilities & shareholders’ equity	223,665	218,575	226,930	236,908	241,496	232,323

Customer deposits*	11,448	11,256	11,981	19,672	17,385	11,116
Marketable debt securities*	64,020	61,598	61,382	62,253	66,098	62,938
Subordinated debt	10,000	9,202	8,973	5,477	5,505	5,123
Other liabilities	59,385	61,182	69,612	72,391	73,418	74,199
Group capital and reserves**	78,812	75,337	74,982	77,115	79,091	78,947

Other customer funds under management	—	—	—	—	—	—

Mutual funds	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	85,469	82,056	82,336	87,402	88,988	79,177

*	Including all on-balance sheet balances for this item

Spain

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	3,102	2,846	256	9.0

Net fees	1,096	1,228	(132)	(10.8)
Gains (losses) on financial transactions	204	217	(13)	(6.0)
Other operating income*	199	213	(14)	(6.8)

Gross income	4,601	4,504	96	2.1

Operating expenses	(2,008)	(2,054)	46	(2.2)
General administrative expenses	(1,813)	(1,856)	42	(2.3)
Personnel	(1,174)	(1,223)	49	(4.0)
Other general administrative expenses	(639)	(632)	(7)	1.0
Depreciation and amortisation	(195)	(199)	4	(1.9)

Net operating income	2,593	2,450	143	5.8

Net loan-loss provisions	(1,559)	(907)	(652)	71.9
Other income	(163)	(176)	13	(7.3)

Profit before taxes	870	1,367	(497)	(36.3)

Tax on profit	(230)	(359)	128	(35.8)

Profit from continuing operations	640	1,008	(369)	(36.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	640	1,008	(369)	(36.5)

Minority interests	18	29	(11)	(38.6)

Attributable profit to the Group	622	980	(357)	(36.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.12	30.06.11	Amount	%
Balance sheet
Customer loans**	208,393	216,456	(8,063)	(3.7)
Trading portfolio (w/o loans)	75,144	47,412	27,731	58.5
Available-for-sale financial assets	16,517	14,691	1,826	12.4
Due from credit institutions**	23,973	16,728	7,245	43.3
Intangible assets and property and equipment	4,446	3,937	509	12.9
Other assets	13,136	9,849	3,286	33.4

Total assets/liabilities & shareholders’ equity	341,608	309,074	32,534	10.5

Customer deposits**	176,994	182,192	(5,198)	(2.9)
Marketable debt securities**	31,608	28,138	3,470	12.3
Subordinated debt**	291	1,236	(945)	(76.5)
Insurance liabilities	144	837	(693)	(82.7)
Due to credit institutions**	20,091	7,186	12,905	179.6
Other liabilities	92,862	68,946	23,916	34.7
Shareholders’ equity***	19,616	20,538	(922)	(4.5)

Other customer funds under management	36,126	45,276	(9,149)	(20.2)

Mutual funds	24,060	30,209	(6,149)	(20.4)
Pension funds	8,680	9,477	(798)	(8.4)
Managed portfolios	3,387	5,590	(2,203)	(39.4)
Savings-insurance policies	—	—	—	—

Customer funds under management	245,020	256,842	(11,822)	(4.6)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	6.25	9.57	(3.32 p.	)
Efficiency ratio (with amortisations)	43.6	45.6	(2.0 p.	)
NPL ratio	5.98	4.81	1.17 p.
NPL coverage	53	49	4 p.
Number of employees (direct & indirect)	31,610	32,042	(432)		(1.3)
Number of branches	4,755	4,785	(30)		(0.6)

Spain

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	1,339	1,506	1,451	1,440	1,478	1,624

Net fees	621	607	573	493	533	562
Gains (losses) on financial transactions	227	(10)	(46)	16	258	(54)
Other operating income*	61	152	61	90	37	162

Gross income	2,248	2,256	2,038	2,039	2,306	2,295

Operating expenses	(1,027)	(1,028)	(1,018)	(1,015)	(1,009)	(999)
General administrative expenses	(929)	(927)	(919)	(923)	(912)	(901)
Personnel	(610)	(614)	(604)	(590)	(590)	(585)
Other general administrative expenses	(319)	(313)	(315)	(334)	(322)	(317)
Depreciation and amortisation	(98)	(101)	(99)	(92)	(97)	(97)

Net operating income	1,222	1,229	1,020	1,024	1,296	1,296

Net loan-loss provisions	(312)	(595)	(724)	(838)	(774)	(785)
Other income	(75)	(101)	(96)	(133)	(150)	(14)

Profit before taxes	835	532	199	53	373	497

Tax on profit	(226)	(132)	(51)	(27)	(84)	(147)

Profit from continuing operations	609	400	148	25	289	351

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	609	400	148	25	289	351

Minority interests	16	13	7	(3)	6	12

Attributable profit to the Group	593	387	141	29	283	339

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Balance sheet
Customer loans**	217,413	216,456	213,585	212,104	208,480	208,393
Trading portfolio (w/o loans)	42,226	47,412	66,688	68,791	69,715	75,144
Available-for-sale financial assets	14,620	14,691	12,156	15,229	17,969	16,517
Due from credit institutions**	20,324	16,728	15,582	14,836	16,669	23,973
Intangible assets and property and equipment	3,952	3,937	3,792	3,796	4,539	4,446
Other assets	8,351	9,849	8,114	13,894	15,516	13,136

Total assets/liabilities & shareholders’ equity	306,886	309,074	319,917	328,651	332,887	341,608

Customer deposits**	192,573	182,192	179,225	174,268	179,237	176,994
Marketable debt securities**	29,045	28,138	26,703	29,603	32,076	31,608
Subordinated debt**	1,215	1,236	858	855	803	291
Insurance liabilities	889	837	793	382	511	144
Due to credit institutions**	3,280	7,186	10,836	25,937	24,044	20,091
Other liabilities	59,498	68,946	81,535	77,921	76,171	92,862
Shareholders’ equity***	20,386	20,538	19,967	19,686	20,045	19,616

Other customer funds under management	46,795	45,276	42,244	41,197	40,660	36,126

Mutual funds	31,974	30,209	28,331	27,425	27,292	24,060
Pension funds	9,602	9,477	8,910	8,884	8,983	8,680
Managed portfolios	5,220	5,590	5,003	4,888	4,385	3,387
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	269,629	256,842	249,029	245,923	252,776	245,020

** Including all on-balance sheet balances for this item
*** Not including profit of the year

Other information
NPL ratio	4.57	4.81	5.15	5.49	5.75	5.98
NPL coverage	53	49	46	45	46	53

Retail Banking

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	15,327	14,174	1,153	8.1

Net fees	4,400	4,343	57	1.3
Gains (losses) on financial transactions	711	761	(51)	(6.6)
Other operating income*	(51)	78	(129)	—

Gross income	20,386	19,355	1,030	5.3

Operating expenses	(8,598)	(8,148)	(450)	5.5
General administrative expenses	(7,710)	(7,269)	(442)	6.1
Personnel	(4,523)	(4,263)	(260)	6.1
Other general administrative expenses	(3,188)	(3,006)	(182)	6.0
Depreciation and amortisation	(887)	(879)	(8)	1.0

Net operating income	11,788	11,208	580	5.2

Net loan-loss provisions	(6,377)	(4,540)	(1,837)	40.5
Other income	(776)	(1,667)	891	(53.5)

Profit before taxes	4,636	5,001	(365)	(7.3)

Tax on profit	(994)	(1,072)	78	(7.3)

Profit from continuing operations	3,642	3,929	(287)	(7.3)

Net profit from discontinued operations	(3)	(6)	3	(46.7)

Consolidated profit	3,638	3,922	(284)	(7.2)

Minority interests	372	309	63	20.4

Attributable profit to the Group	3,267	3,614	(347)	(9.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.12	30.06.11	Amount	%
Business volumes
Total assets	890,560	849,019	41,541	4.9
Customer loans	684,418	631,470	52,947	8.4
Customer deposits	558,001	520,807	37,194	7.1

Retail Banking

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	6,994	7,180	7,190	7,369	7,693	7,634

Net fees	2,093	2,250	2,248	2,073	2,221	2,179
Gains (losses) on financial transactions	332	430	213	127	309	401
Other operating income*	55	23	(22)	27	(55)	3

Gross income	9,473	9,883	9,629	9,596	10,168	10,218

Operating expenses	(4,023)	(4,125)	(4,215)	(4,415)	(4,342)	(4,256)
General administrative expenses	(3,595)	(3,674)	(3,755)	(3,940)	(3,897)	(3,814)
Personnel	(2,112)	(2,151)	(2,203)	(2,249)	(2,279)	(2,244)
Other general administrative expenses	(1,483)	(1,523)	(1,552)	(1,691)	(1,618)	(1,570)
Depreciation and amortisation	(428)	(451)	(460)	(476)	(445)	(442)

Net operating income	5,450	5,758	5,414	5,181	5,827	5,962

Net loan-loss provisions	(2,013)	(2,527)	(2,691)	(2,563)	(3,059)	(3,318)
Other income	(380)	(1,287)	(361)	(443)	(453)	(323)

Profit before taxes	3,057	1,943	2,363	2,175	2,315	2,321

Tax on profit	(707)	(365)	(543)	(445)	(477)	(517)

Profit from continuing operations	2,351	1,578	1,820	1,729	1,838	1,803

Net profit from discontinued operations	(6)	(0)	3	(22)	1	(4)

Consolidated profit	2,345	1,578	1,823	1,708	1,839	1,799

Minority interests	158	151	96	138	192	180

Attributable profit to the Group	2,187	1,427	1,727	1,570	1,647	1,619

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Business volumes
Total assets	830,146	849,019	851,198	872,710	879,077	890,560
Customer loans	627,624	631,470	639,764	659,573	670,702	684,418
Customer deposits	512,922	520,807	522,405	532,034	542,022	558,001

Retail Banking Continental Europe

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	4,260	3,958	302	7.6

Net fees	1,592	1,591	1	0.1
Gains (losses) on financial transactions	289	162	127	78.8
Other operating income*	(60)	12	(73)	—

Gross income	6,081	5,723	357	6.2

Operating expenses	(2,713)	(2,618)	(96)	3.7
General administrative expenses	(2,445)	(2,369)	(76)	3.2
Personnel	(1,525)	(1,488)	(37)	2.5
Other general administrative expenses	(920)	(881)	(38)	4.4
Depreciation and amortisation	(269)	(249)	(20)	8.1

Net operating income	3,367	3,106	262	8.4

Net loan-loss provisions	(2,070)	(1,295)	(775)	59.9
Other income	(136)	(197)	61	(30.8)

Profit before taxes	1,161	1,614	(453)	(28.1)

Tax on profit	(261)	(385)	124	(32.2)

Profit from continuing operations	900	1,229	(329)	(26.8)

Net profit from discontinued operations	(3)	(6)	3	(46.6)

Consolidated profit	897	1,223	(326)	(26.7)

Minority interests	41	44	(4)	(8.1)

Attributable profit to the Group	856	1,178	(323)	(27.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	1,857	2,101	2,056	1,989	2,078	2,182

Net fees	746	845	830	748	788	804
Gains (losses) on financial transactions	77	85	72	33	196	93
Other operating income*	(8)	20	(21)	(16)	(43)	(17)

Gross income	2,673	3,051	2,937	2,754	3,019	3,062

Operating expenses	(1,241)	(1,376)	(1,362)	(1,397)	(1,363)	(1,350)
General administrative expenses	(1,123)	(1,246)	(1,233)	(1,265)	(1,228)	(1,216)
Personnel	(706)	(783)	(774)	(762)	(763)	(763)
Other general administrative expenses	(417)	(464)	(459)	(503)	(466)	(454)
Depreciation and amortisation	(118)	(130)	(129)	(133)	(135)	(134)

Net operating income	1,431	1,674	1,575	1,356	1,656	1,712

Net loan-loss provisions	(522)	(773)	(945)	(1,073)	(1,045)	(1,026)
Other income	(79)	(118)	(103)	(126)	(135)	(2)

Profit before taxes	830	783	526	157	476	684

Tax on profit	(201)	(184)	(99)	(0)	(90)	(171)

Profit from continuing operations	629	600	427	157	386	514

Net profit from discontinued operations	(6)	(0)	3	(22)	1	(4)

Consolidated profit	623	599	430	135	387	510

Minority interests	22	22	14	4	16	24

Attributable profit to the Group	601	578	416	132	371	485

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	2,735	2,510	225	9.0

Net fees	906	957	(50)	(5.3)
Gains (losses) on financial transactions	201	147	55	37.3
Other operating income*	(71)	(7)	(64)	957.2

Gross income	3,772	3,606	165	4.6

Operating expenses	(1,653)	(1,694)	41	(2.4)
General administrative expenses	(1,501)	(1,538)	37	(2.4)
Personnel	(988)	(1,023)	36	(3.5)
Other general administrative expenses	(513)	(514)	1	(0.2)
Depreciation and amortisation	(152)	(156)	4	(2.6)

Net operating income	2,119	1,912	207	10.8

Net loan-loss provisions	(1,500)	(855)	(645)	75.4
Other income	(125)	(162)	37	(22.7)

Profit before taxes	494	895	(401)	(44.8)

Tax on profit	(123)	(223)	99	(44.6)

Profit from continuing operations	371	673	(302)	(44.9)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	371	673	(302)	(44.9)

Minority interests	16	26	(10)	(39.2)

Attributable profit to the Group	355	647	(292)	(45.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	1,191	1,318	1,304	1,233	1,310	1,425

Net fees	478	478	460	438	442	465
Gains (losses) on financial transactions	78	68	51	28	127	74
Other operating income*	(7)	0	(15)	(11)	(41)	(29)

Gross income	1,741	1,865	1,801	1,689	1,837	1,935

Operating expenses	(847)	(847)	(838)	(837)	(831)	(821)
General administrative expenses	(770)	(768)	(760)	(759)	(754)	(746)
Personnel	(510)	(513)	(504)	(489)	(496)	(491)
Other general administrative expenses	(259)	(255)	(256)	(270)	(258)	(255)
Depreciation and amortisation	(77)	(79)	(78)	(78)	(77)	(75)

Net operating income	894	1,018	963	852	1,006	1,114

Net loan-loss provisions	(313)	(542)	(711)	(792)	(743)	(757)
Other income	(68)	(95)	(72)	(130)	(126)	0

Profit before taxes	514	381	180	(70)	137	357

Tax on profit	(135)	(88)	(43)	9	(18)	(106)

Profit from continuing operations	379	294	137	(61)	119	251

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	379	294	137	(61)	119	251

Minority interests	15	11	5	(5)	4	12

Attributable profit to the Group	364	283	132	(56)	115	240

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	256	290	(34)	(11.8)

Net fees	142	137	5	3.4
Gains (losses) on financial transactions	66	(6)	72	—
Other operating income*	3	1	2	217.3

Gross income	467	422	45	10.6

Operating expenses	(234)	(243)	9	(3.8)
General administrative expenses	(200)	(211)	11	(5.2)
Personnel	(141)	(147)	6	(3.8)
Other general administrative expenses	(58)	(64)	5	(8.4)
Depreciation and amortisation	(34)	(32)	(2)	5.8

Net operating income	233	179	54	30.1

Net loan-loss provisions	(216)	(72)	(144)	200.2
Other income	(15)	(22)	8	(34.0)

Profit before taxes	3	85	(82)	(96.3)

Tax on profit	8	(12)	20	—

Profit from continuing operations	11	74	(62)	(84.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	11	74	(62)	(84.6)

Minority interests	(0)	0	(0)	—

Attributable profit to the Group	12	74	(62)	(84.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	154	136	117	114	124	132

Net fees	71	66	69	65	73	69
Gains (losses) on financial transactions	(1)	(5)	(4)	3	65	1
Other operating income*	1	0	2	(4)	1	2

Gross income	224	198	183	179	263	204

Operating expenses	(121)	(122)	(123)	(127)	(117)	(116)
General administrative expenses	(105)	(106)	(106)	(110)	(100)	(100)
Personnel	(73)	(73)	(74)	(75)	(71)	(71)
Other general administrative expenses	(32)	(32)	(32)	(35)	(29)	(29)
Depreciation and amortisation	(16)	(16)	(17)	(17)	(17)	(17)

Net operating income	103	76	60	52	146	88

Net loan-loss provisions	(33)	(39)	(46)	(84)	(130)	(86)
Other income	(8)	(14)	(19)	21	(16)	1

Profit before taxes	61	24	(5)	(11)	0	3

Tax on profit	(4)	(7)	8	28	3	5

Profit from continuing operations	57	17	3	16	3	8

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	57	17	3	16	3	8

Minority interests	0	(0)	(0)	(0)	(0)	(0)

Attributable profit to the Group	57	17	3	17	3	8

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	2.08	1.75	1.68	1.45	1.43	1.43

Spread loans	1.96	2.06	2.15	2.23	2.34	2.39
Spread deposits	0.12	(0.31)	(0.47)	(0.78)	(0.91)	(0.96)

Retail Banking United Kingdom

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	1,834	2,211	(377)	(17.0)

Net fees	472	475	(3)	(0.6)
Gains (losses) on financial transactions	9	51	(42)	(83.2)
Other operating income*	5	8	(3)	(33.8)

Gross income	2,320	2,744	(425)	(15.5)

Operating expenses	(1,245)	(1,175)	(70)	6.0
General administrative expenses	(1,062)	(997)	(65)	6.5
Personnel	(652)	(606)	(46)	7.6
Other general administrative expenses	(410)	(391)	(19)	4.8
Depreciation and amortisation	(183)	(178)	(5)	2.7

Net operating income	1,075	1,569	(495)	(31.5)

Net loan-loss provisions	(447)	(291)	(156)	53.6
Other income	(96)	(917)	821	(89.5)

Profit before taxes	531	361	170	47.2

Tax on profit	(137)	(129)	(8)	6.1

Profit from continuing operations	395	232	162	70.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	395	232	162	70.0

Minority interests	0	0	(0)	(21.4)

Attributable profit to the Group	395	232	162	70.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	1,147	1,064	1,051	1,071	958	875

Net fees	211	265	253	223	224	249
Gains (losses) on financial transactions	16	35	(7)	(34)	(20)	29
Other operating income*	4	4	2	4	2	3

Gross income	1,377	1,367	1,299	1,263	1,164	1,156

Operating expenses	(603)	(572)	(574)	(598)	(609)	(636)
General administrative expenses	(513)	(485)	(486)	(516)	(516)	(546)
Personnel	(312)	(294)	(318)	(337)	(321)	(332)
Other general administrative expenses	(201)	(190)	(168)	(179)	(196)	(215)
Depreciation and amortisation	(90)	(88)	(89)	(82)	(93)	(90)

Net operating income	774	795	725	665	555	520

Net loan-loss provisions	(153)	(139)	(171)	(176)	(223)	(225)
Other income	(43)	(874)	(28)	(15)	(53)	(43)

Profit before taxes	579	(218)	526	474	279	252

Tax on profit	(171)	42	(149)	(116)	(78)	(59)

Profit from continuing operations	408	(176)	377	358	201	194

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	408	(176)	377	358	201	194

Minority interests	(0)	0	(0)	0	0	0

Attributable profit to the Group	408	(176)	377	358	201	194

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	2.08	2.00	2.01	2.03	1.98	1.85

Spread loans	2.40	2.40	2.46	2.53	2.57	2.61
Spread deposits	(0.32)	(0.40)	(0.45)	(0.50)	(0.59)	(0.76)

Retail Banking United Kingdom

£ million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	1,508	1,919	(411)	(21.4)

Net fees	388	412	(24)	(5.8)
Gains (losses) on financial transactions	7	44	(37)	(84.0)
Other operating income*	4	7	(3)	(37.3)

Gross income	1,908	2,382	(474)	(19.9)

Operating expenses	(1,024)	(1,020)	(4)	0.4
General administrative expenses	(874)	(866)	(8)	0.9
Personnel	(536)	(526)	(10)	2.0
Other general administrative expenses	(337)	(340)	2	(0.7)
Depreciation and amortisation	(150)	(154)	4	(2.7)

Net operating income	884	1,362	(478)	(35.1)

Net loan-loss provisions	(368)	(253)	(115)	45.5
Other income	(79)	(796)	717	(90.1)

Profit before taxes	437	313	124	39.4

Tax on profit	(113)	(112)	(1)	0.5

Profit from continuing operations	324	201	123	61.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	324	201	123	61.1

Minority interests	0	0	(0)	(25.6)

Attributable profit to the Group	324	201	123	61.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

£ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	979	940	923	917	800	708

Net fees	180	233	222	190	187	202
Gains (losses) on financial transactions	14	30	(6)	(30)	(17)	24
Other operating income*	3	4	2	3	2	3

Gross income	1,176	1,206	1,141	1,081	971	936

Operating expenses	(515)	(505)	(504)	(513)	(508)	(516)
General administrative expenses	(438)	(428)	(426)	(442)	(431)	(443)
Personnel	(266)	(260)	(279)	(289)	(267)	(269)
Other general administrative expenses	(171)	(168)	(147)	(153)	(163)	(174)
Depreciation and amortisation	(77)	(77)	(78)	(70)	(78)	(73)

Net operating income	661	701	636	568	463	421

Net loan-loss provisions	(130)	(123)	(150)	(151)	(186)	(182)
Other income	(36)	(759)	(27)	(10)	(44)	(35)

Profit before taxes	494	(181)	459	408	233	204

Tax on profit	(146)	34	(131)	(100)	(65)	(47)

Profit from continuing operations	348	(147)	329	308	168	157

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	348	(147)	329	308	168	157

Minority interests	(0)	0	(0)	0	0	0

Attributable profit to the Group	348	(147)	329	308	168	157

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	8,419	7,163	1,256	17.5

Net fees	2,164	2,097	67	3.2
Gains (losses) on financial transactions	288	490	(201)	(41.1)
Other operating income*	(149)	(204)	55	(27.0)

Gross income	10,723	9,547	1,176	12.3

Operating expenses	(4,084)	(3,889)	(195)	5.0
General administrative expenses	(3,714)	(3,490)	(223)	6.4
Personnel	(2,078)	(1,935)	(143)	7.4
Other general administrative expenses	(1,635)	(1,555)	(80)	5.1
Depreciation and amortisation	(370)	(399)	29	(7.2)

Net operating income	6,640	5,658	981	17.3

Net loan-loss provisions	(3,726)	(2,710)	(1,016)	37.5
Other income	(497)	(505)	8	(1.5)

Profit before taxes	2,416	2,444	(27)	(1.1)

Tax on profit	(496)	(475)	(21)	4.5

Profit from continuing operations	1,920	1,969	(49)	(2.5)

Net profit from discontinued operations	0	—	0	—

Consolidated profit	1,920	1,969	(49)	(2.5)

Minority interests	331	264	67	25.2

Attributable profit to the Group	1,589	1,704	(115)	(6.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	3,557	3,606	3,671	3,904	4,247	4,172

Net fees	1,048	1,050	1,067	1,019	1,127	1,038
Gains (losses) on financial transactions	204	286	111	49	82	206
Other operating income*	(81)	(122)	(95)	(75)	(95)	(54)

Gross income	4,727	4,820	4,755	4,896	5,361	5,363

Operating expenses	(1,941)	(1,948)	(2,039)	(2,140)	(2,101)	(1,983)
General administrative expenses	(1,746)	(1,744)	(1,827)	(1,910)	(1,914)	(1,800)
Personnel	(975)	(960)	(992)	(1,030)	(1,063)	(1,015)
Other general administrative expenses	(771)	(784)	(835)	(880)	(851)	(785)
Depreciation and amortisation	(195)	(204)	(212)	(230)	(187)	(183)

Net operating income	2,786	2,872	2,716	2,756	3,260	3,380

Net loan-loss provisions	(1,243)	(1,467)	(1,499)	(1,205)	(1,734)	(1,993)
Other income	(232)	(273)	(206)	(313)	(246)	(251)

Profit before taxes	1,312	1,132	1,010	1,238	1,280	1,136

Tax on profit	(282)	(193)	(232)	(266)	(257)	(239)

Profit from continuing operations	1,029	939	778	973	1,022	898

Net profit from discontinued operations	—	—	—	—	—	0

Consolidated profit	1,029	939	778	973	1,022	898

Minority interests	135	129	82	134	175	156

Attributable profit to the Group	894	810	696	839	847	742

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

US$ million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	10,910	10,045	866	8.6

Net fees	2,805	2,941	(136)	(4.6)
Gains (losses) on financial transactions	374	687	(313)	(45.6)
Other operating income*	(193)	(286)	93	(32.6)

Gross income	13,896	13,387	509	3.8

Operating expenses	(5,292)	(5,453)	161	(3.0)
General administrative expenses	(4,813)	(4,894)	81	(1.7)
Personnel	(2,693)	(2,713)	20	(0.7)
Other general administrative expenses	(2,119)	(2,181)	62	(2.8)
Depreciation and amortisation	(479)	(559)	79	(14.2)

Net operating income	8,604	7,934	670	8.4

Net loan-loss provisions	(4,829)	(3,800)	(1,029)	27.1
Other income	(644)	(708)	64	(9.0)

Profit before taxes	3,131	3,426	(295)	(8.6)

Tax on profit	(643)	(666)	23	(3.5)

Profit from continuing operations	2,488	2,761	(272)	(9.9)

Net profit from discontinued operations	0	—	0	—

Consolidated profit	2,488	2,761	(272)	(9.9)

Minority interests	429	371	58	15.7

Attributable profit to the Group	2,060	2,390	(330)	(13.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	4,863	5,181	5,184	5,263	5,565	5,345

Net fees	1,433	1,509	1,507	1,369	1,477	1,328
Gains (losses) on financial transactions	279	408	158	58	107	266
Other operating income*	(111)	(174)	(134)	(100)	(124)	(68)

Gross income	6,463	6,924	6,715	6,590	7,025	6,871

Operating expenses	(2,654)	(2,799)	(2,879)	(2,885)	(2,753)	(2,539)
General administrative expenses	(2,387)	(2,507)	(2,579)	(2,574)	(2,508)	(2,305)
Personnel	(1,334)	(1,380)	(1,401)	(1,387)	(1,393)	(1,300)
Other general administrative expenses	(1,054)	(1,127)	(1,178)	(1,187)	(1,115)	(1,004)
Depreciation and amortisation	(266)	(292)	(300)	(311)	(245)	(234)

Net operating income	3,810	4,125	3,836	3,705	4,272	4,332

Net loan-loss provisions	(1,699)	(2,101)	(2,117)	(1,611)	(2,272)	(2,557)
Other income	(317)	(391)	(292)	(424)	(322)	(321)

Profit before taxes	1,793	1,633	1,428	1,669	1,677	1,454

Tax on profit	(386)	(280)	(328)	(359)	(337)	(306)

Profit from continuing operations	1,408	1,353	1,100	1,311	1,340	1,148

Net profit from discontinued operations	—	—	—	—	—	0

Consolidated profit	1,408	1,353	1,100	1,311	1,340	1,148

Minority interests	185	185	116	181	230	199

Attributable profit to the Group	1,222	1,168	984	1,130	1,110	949

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	6,150	5,275	875	16.6

Net fees	1,355	1,374	(19)	(1.4)
Gains (losses) on financial transactions	244	342	(98)	(28.6)
Other operating income*	(120)	(177)	57	(32.1)

Gross income	7,630	6,815	815	12.0

Operating expenses	(2,724)	(2,681)	(43)	1.6
General administrative expenses	(2,484)	(2,402)	(83)	3.4
Personnel	(1,354)	(1,304)	(50)	3.8
Other general administrative expenses	(1,130)	(1,097)	(33)	3.0
Depreciation and amortisation	(240)	(280)	40	(14.3)

Net operating income	4,906	4,133	772	18.7

Net loan-loss provisions	(3,211)	(2,286)	(925)	40.5
Other income	(462)	(497)	34	(6.9)

Profit before taxes	1,232	1,351	(119)	(8.8)

Tax on profit	(287)	(289)	2	(0.6)

Profit from continuing operations	945	1,062	(117)	(11.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	945	1,062	(117)	(11.0)

Minority interests	237	183	53	29.0

Attributable profit to the Group	709	879	(170)	(19.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	2,622	2,653	2,683	2,865	3,097	3,054

Net fees	684	689	696	649	727	628
Gains (losses) on financial transactions	127	215	94	31	68	176
Other operating income*	(65)	(112)	(73)	(56)	(80)	(40)

Gross income	3,369	3,445	3,400	3,490	3,812	3,818

Operating expenses	(1,342)	(1,339)	(1,389)	(1,452)	(1,418)	(1,306)
General administrative expenses	(1,208)	(1,194)	(1,239)	(1,287)	(1,297)	(1,188)
Personnel	(663)	(641)	(663)	(688)	(707)	(647)
Other general administrative expenses	(545)	(553)	(577)	(599)	(590)	(540)
Depreciation and amortisation	(134)	(146)	(150)	(166)	(122)	(118)

Net operating income	2,027	2,106	2,011	2,038	2,394	2,512

Net loan-loss provisions	(1,037)	(1,249)	(1,213)	(979)	(1,485)	(1,726)
Other income	(228)	(269)	(282)	(307)	(220)	(242)

Profit before taxes	762	589	516	752	688	545

Tax on profit	(181)	(107)	(155)	(237)	(161)	(126)

Profit from continuing operations	581	481	361	515	527	419

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	581	481	361	515	527	419

Minority interests	101	83	54	89	127	109

Attributable profit to the Group	480	399	307	426	400	309

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	15.84	16.17	15.41	15.44	15.17	15.49

Spread loans	14.72	15.05	14.23	14.44	14.44	14.84
Spread deposits	1.12	1.12	1.18	1.00	0.73	0.65

Retail Banking Brazil

US$ million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	7,970	7,397	573	7.7

Net fees	1,756	1,926	(170)	(8.9)
Gains (losses) on financial transactions	317	480	(163)	(34.0)
Other operating income*	(155)	(248)	92	(37.3)

Gross income	9,888	9,556	332	3.5

Operating expenses	(3,530)	(3,760)	230	(6.1)
General administrative expenses	(3,219)	(3,368)	148	(4.4)
Personnel	(1,755)	(1,829)	74	(4.0)
Other general administrative expenses	(1,465)	(1,539)	74	(4.8)
Depreciation and amortisation	(311)	(392)	81	(20.8)

Net operating income	6,357	5,796	562	9.7

Net loan-loss provisions	(4,161)	(3,205)	(956)	29.8
Other income	(599)	(696)	97	(14.0)

Profit before taxes	1,597	1,894	(297)	(15.7)

Tax on profit	(372)	(405)	33	(8.1)

Profit from continuing operations	1,225	1,490	(264)	(17.8)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,225	1,490	(264)	(17.8)

Minority interests	307	257	49	19.2

Attributable profit to the Group	919	1,233	(314)	(25.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	3,585	3,812	3,789	3,863	4,059	3,912

Net fees	936	991	982	871	952	804
Gains (losses) on financial transactions	174	306	133	37	89	228
Other operating income*	(89)	(159)	(103)	(74)	(104)	(51)

Gross income	4,607	4,949	4,801	4,697	4,996	4,892

Operating expenses	(1,835)	(1,925)	(1,961)	(1,957)	(1,859)	(1,671)
General administrative expenses	(1,651)	(1,716)	(1,750)	(1,733)	(1,699)	(1,520)
Personnel	(907)	(922)	(936)	(927)	(926)	(828)
Other general administrative expenses	(745)	(794)	(814)	(807)	(773)	(692)
Depreciation and amortisation	(183)	(209)	(212)	(224)	(159)	(151)

Net operating income	2,772	3,024	2,840	2,740	3,137	3,221

Net loan-loss provisions	(1,418)	(1,787)	(1,712)	(1,308)	(1,947)	(2,214)
Other income	(312)	(385)	(398)	(415)	(289)	(310)

Profit before taxes	1,042	852	730	1,017	901	696

Tax on profit	(248)	(157)	(219)	(323)	(211)	(161)

Profit from continuing operations	794	695	511	694	691	535

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	794	695	511	694	691	535

Minority interests	138	119	77	120	167	140

Attributable profit to the Group	657	576	434	574	524	395

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

R$ million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	14,815	12,066	2,749	22.8

Net fees	3,264	3,142	122	3.9
Gains (losses) on financial transactions	589	783	(194)	(24.8)
Other operating income*	(289)	(404)	115	(28.5)

Gross income	18,378	15,587	2,792	17.9

Operating expenses	(6,562)	(6,133)	(429)	7.0
General administrative expenses	(5,984)	(5,493)	(491)	8.9
Personnel	(3,262)	(2,983)	(279)	9.3
Other general administrative expenses	(2,722)	(2,510)	(212)	8.5
Depreciation and amortisation	(578)	(640)	62	(9.7)

Net operating income	11,817	9,454	2,363	25.0

Net loan-loss provisions	(7,735)	(5,228)	(2,506)	47.9
Other income	(1,114)	(1,136)	22	(1.9)

Profit before taxes	2,969	3,090	(121)	(3.9)

Tax on profit	(691)	(660)	(31)	4.7

Profit from continuing operations	2,277	2,430	(153)	(6.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,277	2,430	(153)	(6.3)

Minority interests	570	419	150	35.9

Attributable profit to the Group	1,707	2,010	(303)	(15.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

R$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	5,976	6,090	6,181	6,911	7,171	7,644

Net fees	1,560	1,582	1,602	1,575	1,682	1,581
Gains (losses) on financial transactions	291	493	218	87	157	431
Other operating income*	(148)	(256)	(168)	(137)	(185)	(104)

Gross income	7,678	7,908	7,833	8,436	8,827	9,552

Operating expenses	(3,058)	(3,075)	(3,200)	(3,505)	(3,284)	(3,277)
General administrative expenses	(2,752)	(2,741)	(2,854)	(3,106)	(3,003)	(2,981)
Personnel	(1,511)	(1,472)	(1,526)	(1,661)	(1,637)	(1,625)
Other general administrative expenses	(1,241)	(1,269)	(1,328)	(1,445)	(1,366)	(1,357)
Depreciation and amortisation	(306)	(334)	(346)	(399)	(282)	(296)

Net operating income	4,620	4,834	4,633	4,931	5,542	6,275

Net loan-loss provisions	(2,364)	(2,864)	(2,793)	(2,387)	(3,440)	(4,295)
Other income	(519)	(617)	(649)	(738)	(510)	(603)

Profit before taxes	1,737	1,353	1,191	1,807	1,592	1,376

Tax on profit	(413)	(247)	(358)	(565)	(372)	(319)

Profit from continuing operations	1,324	1,106	834	1,242	1,220	1,057

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	1,324	1,106	834	1,242	1,220	1,057

Minority interests	229	190	125	215	294	276

Attributable profit to the Group	1,095	916	709	1,027	926	782

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	848	699	150	21.4

Net fees	271	243	28	11.3
Gains (losses) on financial transactions	7	100	(93)	(93.2)
Other operating income*	(14)	(15)	0	(3.1)

Gross income	1,112	1,028	84	8.2

Operating expenses	(442)	(410)	(32)	7.8
General administrative expenses	(389)	(361)	(28)	7.7
Personnel	(221)	(199)	(22)	11.0
Other general administrative expenses	(168)	(162)	(6)	3.7
Depreciation and amortisation	(53)	(49)	(4)	8.6

Net operating income	670	617	52	8.5

Net loan-loss provisions	(176)	(164)	(12)	7.5
Other income	27	(7)	34	—

Profit before taxes	521	447	74	16.6

Tax on profit	(75)	(69)	(5)	7.7

Profit from continuing operations	447	378	69	18.2

Net profit from discontinued operations	—	—	—	—

Consolidated profit	447	378	69	18.2

Minority interests	1	1	0	15.8

Attributable profit to the Group	446	377	69	18.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	349	350	372	373	422	427

Net fees	124	119	121	121	137	134
Gains (losses) on financial transactions	58	43	5	7	7	0
Other operating income*	(9)	(5)	(13)	(8)	(8)	(6)

Gross income	521	506	485	493	558	554

Operating expenses	(200)	(210)	(224)	(244)	(223)	(219)
General administrative expenses	(175)	(186)	(199)	(219)	(196)	(194)
Personnel	(100)	(100)	(98)	(101)	(111)	(110)
Other general administrative expenses	(76)	(86)	(102)	(118)	(85)	(83)
Depreciation and amortisation	(24)	(24)	(24)	(25)	(27)	(26)

Net operating income	322	296	261	249	335	335

Net loan-loss provisions	(74)	(89)	(95)	(85)	(77)	(99)
Other income	(6)	(1)	60	(20)	(2)	29

Profit before taxes	242	205	226	144	256	265

Tax on profit	(36)	(34)	(29)	33	(25)	(49)

Profit from continuing operations	206	172	197	176	230	216

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	206	172	197	176	230	216

Minority interests	0	0	0	1	0	0

Attributable profit to the Group	206	171	197	176	230	216

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	10.67	10.44	10.26	10.32	10.65	10.73

Spread loans	8.58	8.40	8.27	8.36	8.69	8.81
Spread deposits	2.09	2.04	1.99	1.96	1.96	1.92

Retail Banking Mexico

US$ million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	1,099	980	120	12.2

Net fees	351	341	10	2.9
Gains (losses) on financial transactions	9	141	(132)	(93.7)
Other operating income*	(18)	(20)	2	(10.5)

Gross income	1,441	1,441	0	0.0

Operating expenses	(573)	(575)	2	(0.4)
General administrative expenses	(504)	(507)	2	(0.4)
Personnel	(287)	(280)	(7)	2.5
Other general administrative expenses	(218)	(227)	9	(4.1)
Depreciation and amortisation	(69)	(68)	(0)	0.4

Net operating income	868	866	2	0.2

Net loan-loss provisions	(228)	(229)	1	(0.7)
Other income	36	(9)	45	—

Profit before taxes	676	627	49	7.8

Tax on profit	(97)	(97)	0	(0.5)

Profit from continuing operations	579	530	49	9.3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	579	530	49	9.3

Minority interests	1	1	0	7.0

Attributable profit to the Group	578	529	49	9.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	477	503	525	502	552	547

Net fees	170	171	171	162	180	171
Gains (losses) on financial transactions	79	62	7	8	9	0
Other operating income*	(13)	(7)	(18)	(10)	(10)	(8)

Gross income	713	728	685	662	731	710

Operating expenses	(273)	(302)	(316)	(329)	(292)	(281)
General administrative expenses	(240)	(267)	(281)	(296)	(256)	(248)
Personnel	(136)	(143)	(138)	(135)	(145)	(141)
Other general administrative expenses	(103)	(124)	(143)	(161)	(111)	(107)
Depreciation and amortisation	(33)	(35)	(34)	(33)	(35)	(33)

Net operating income	440	426	369	333	439	429

Net loan-loss provisions	(101)	(128)	(135)	(114)	(101)	(127)
Other income	(8)	(2)	85	(29)	(3)	38

Profit before taxes	331	296	319	189	335	340

Tax on profit	(49)	(48)	(41)	47	(33)	(63)

Profit from continuing operations	282	248	279	236	302	277

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	282	248	279	236	302	277

Minority interests	0	0	0	1	1	0

Attributable profit to the Group	281	247	278	235	302	276

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

Million pesos

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	14,573	11,654	2,919	25.0

Net fees	4,653	4,058	595	14.7
Gains (losses) on financial transactions	117	1,671	(1,555)	(93.0)
Other operating income*	(242)	(243)	1	(0.2)

Gross income	19,100	17,141	1,959	11.4

Operating expenses	(7,595)	(6,840)	(754)	11.0
General administrative expenses	(6,686)	(6,027)	(658)	10.9
Personnel	(3,801)	(3,327)	(474)	14.2
Other general administrative expenses	(2,885)	(2,700)	(184)	6.8
Depreciation and amortisation	(909)	(813)	(96)	11.8

Net operating income	11,505	10,300	1,205	11.7

Net loan-loss provisions	(3,022)	(2,730)	(292)	10.7
Other income	471	(113)	584	—

Profit before taxes	8,954	7,458	1,497	20.1

Tax on profit	(1,284)	(1,158)	(126)	10.9

Profit from continuing operations	7,671	6,300	1,371	21.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	7,671	6,300	1,371	21.8

Minority interests	13	11	2	19.2

Attributable profit to the Group	7,657	6,289	1,368	21.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

Million pesos

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	5,754	5,900	6,446	6,796	7,172	7,400

Net fees	2,053	2,005	2,106	2,205	2,337	2,316
Gains (losses) on financial transactions	949	723	99	160	114	3
Other operating income*	(156)	(87)	(223)	(139)	(132)	(111)

Gross income	8,599	8,541	8,428	9,022	9,491	9,609

Operating expenses	(3,295)	(3,545)	(3,876)	(4,423)	(3,789)	(3,806)
General administrative expenses	(2,893)	(3,134)	(3,454)	(3,970)	(3,328)	(3,357)
Personnel	(1,646)	(1,681)	(1,698)	(1,837)	(1,889)	(1,912)
Other general administrative expenses	(1,247)	(1,453)	(1,756)	(2,132)	(1,440)	(1,445)
Depreciation and amortisation	(402)	(411)	(422)	(453)	(460)	(448)

Net operating income	5,304	4,996	4,552	4,599	5,702	5,803

Net loan-loss provisions	(1,223)	(1,506)	(1,649)	(1,558)	(1,314)	(1,708)
Other income	(93)	(20)	1,020	(333)	(34)	505

Profit before taxes	3,988	3,470	3,922	2,708	4,355	4,600

Tax on profit	(590)	(568)	(500)	529	(433)	(850)

Profit from continuing operations	3,398	2,902	3,422	3,237	3,921	3,749

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	3,398	2,902	3,422	3,237	3,921	3,749

Minority interests	6	5	6	12	7	6

Attributable profit to the Group	3,393	2,896	3,416	3,225	3,914	3,743

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	788	690	99	14.3

Net fees	194	194	0	0.2
Gains (losses) on financial transactions	12	15	(3)	(19.7)
Other operating income*	(8)	(8)	(1)	7.5

Gross income	987	891	95	10.7

Operating expenses	(399)	(352)	(47)	13.4
General administrative expenses	(358)	(311)	(47)	15.1
Personnel	(225)	(195)	(31)	15.7
Other general administrative expenses	(132)	(116)	(16)	14.3
Depreciation and amortisation	(41)	(41)	0	(0.0)

Net operating income	588	540	48	9.0

Net loan-loss provisions	(245)	(177)	(68)	38.2
Other income	(15)	6	(21)	—

Profit before taxes	328	368	(40)	(10.9)

Tax on profit	(41)	(44)	3	(5.7)

Profit from continuing operations	287	324	(38)	(11.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	287	324	(38)	(11.6)

Minority interests	93	79	13	17.0

Attributable profit to the Group	194	245	(51)	(20.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	332	358	343	377	403	385

Net fees	96	98	91	85	97	98
Gains (losses) on financial transactions	3	12	(7)	1	(7)	19
Other operating income*	(5)	(3)	(6)	(9)	(5)	(4)

Gross income	427	464	421	454	489	498

Operating expenses	(173)	(179)	(189)	(183)	(190)	(208)
General administrative expenses	(152)	(159)	(168)	(163)	(171)	(187)
Personnel	(93)	(102)	(108)	(104)	(105)	(120)
Other general administrative expenses	(58)	(57)	(60)	(59)	(66)	(66)
Depreciation and amortisation	(21)	(20)	(21)	(20)	(19)	(22)

Net operating income	254	286	233	271	299	289

Net loan-loss provisions	(87)	(91)	(135)	(90)	(125)	(120)
Other income	4	2	21	13	(4)	(10)

Profit before taxes	171	197	119	194	169	159

Tax on profit	(30)	(14)	(10)	(32)	(24)	(18)

Profit from continuing operations	141	183	109	163	146	141

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	141	183	109	163	146	141

Minority interests	34	45	27	43	47	45

Attributable profit to the Group	108	138	82	120	99	96

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	7.47	7.04	6.83	6.87	7.01	6.98

Spread loans	4.38	4.14	4.18	4.35	4.56	4.62
Spread deposits	3.09	2.90	2.65	2.52	2.45	2.36

Retail Banking Chile

US$ million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	1,022	967	54	5.6

Net fees	252	272	(20)	(7.4)
Gains (losses) on financial transactions	16	21	(6)	(25.8)
Other operating income*	(11)	(11)	0	(0.7)

Gross income	1,279	1,250	29	2.3

Operating expenses	(516)	(493)	(24)	4.8
General administrative expenses	(463)	(435)	(28)	6.4
Personnel	(292)	(273)	(19)	6.9
Other general administrative expenses	(171)	(162)	(9)	5.6
Depreciation and amortisation	(53)	(58)	4	(7.6)

Net operating income	762	757	5	0.7

Net loan-loss provisions	(318)	(249)	(69)	27.8
Other income	(19)	8	(27)	—

Profit before taxes	425	516	(91)	(17.7)

Tax on profit	(54)	(61)	8	(12.9)

Profit from continuing operations	372	455	(83)	(18.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	372	455	(83)	(18.3)

Minority interests	120	111	9	8.2

Attributable profit to the Group	252	344	(92)	(26.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	454	513	485	509	529	493

Net fees	132	140	129	114	127	125
Gains (losses) on financial transactions	4	17	(10)	1	(9)	24
Other operating income*	(7)	(4)	(9)	(13)	(6)	(5)

Gross income	584	666	595	612	641	638

Operating expenses	(236)	(257)	(266)	(247)	(249)	(267)
General administrative expenses	(207)	(228)	(237)	(220)	(224)	(239)
Personnel	(128)	(146)	(152)	(140)	(138)	(154)
Other general administrative expenses	(80)	(82)	(85)	(80)	(86)	(85)
Depreciation and amortisation	(29)	(29)	(30)	(27)	(25)	(28)

Net operating income	347	410	329	365	391	371

Net loan-loss provisions	(119)	(130)	(190)	(121)	(164)	(154)
Other income	5	3	29	18	(6)	(13)

Profit before taxes	234	283	168	263	222	203

Tax on profit	(40)	(21)	(14)	(43)	(31)	(23)

Profit from continuing operations	193	262	154	219	191	180

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	193	262	154	219	191	180

Minority interests	46	65	38	58	62	58

Attributable profit to the Group	147	197	116	161	129	122

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

Ch$ million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	503,314	460,082	43,232	9.4

Net fees	124,168	129,531	(5,363)	(4.1)
Gains (losses) on financial transactions	7,808	10,166	(2,357)	(23.2)
Other operating income*	(5,376)	(5,227)	(150)	2.9

Gross income	629,913	594,551	35,362	5.9

Operating expenses	(254,426)	(234,476)	(19,950)	8.5
General administrative expenses	(228,255)	(207,121)	(21,133)	10.2
Personnel	(143,929)	(130,012)	(13,918)	10.7
Other general administrative expenses	(84,325)	(77,110)	(7,215)	9.4
Depreciation and amortisation	(26,171)	(27,355)	1,183	(4.3)

Net operating income	375,487	360,075	15,412	4.3

Net loan-loss provisions	(156,629)	(118,387)	(38,242)	32.3
Other income	(9,408)	3,938	(13,347)	—

Profit before taxes	209,450	245,627	(36,177)	(14.7)

Tax on profit	(26,393)	(29,247)	2,854	(9.8)

Profit from continuing operations	183,057	216,380	(33,323)	(15.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	183,057	216,380	(33,323)	(15.4)

Minority interests	59,126	52,778	6,348	12.0

Attributable profit to the Group	123,931	163,602	(39,671)	(24.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

Ch$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	218,735	241,346	228,448	259,366	258,325	244,989

Net fees	63,572	65,958	60,862	58,755	61,893	62,274
Gains (losses) on financial transactions	2,162	8,004	(4,768)	806	(4,173)	11,981
Other operating income*	(3,188)	(2,039)	(4,030)	(6,247)	(2,902)	(2,475)

Gross income	281,281	313,270	280,511	312,681	313,143	316,770

Operating expenses	(113,859)	(120,617)	(125,589)	(126,194)	(121,825)	(132,601)
General administrative expenses	(99,884)	(107,238)	(111,680)	(112,365)	(109,413)	(118,842)
Personnel	(61,491)	(68,520)	(71,623)	(71,499)	(67,361)	(76,568)
Other general administrative expenses	(38,392)	(38,718)	(40,057)	(40,865)	(42,052)	(42,273)
Depreciation and amortisation	(13,976)	(13,379)	(13,910)	(13,829)	(12,412)	(13,759)

Net operating income	167,422	192,653	154,922	186,488	191,319	184,169

Net loan-loss provisions	(57,274)	(61,113)	(89,847)	(62,317)	(79,990)	(76,640)
Other income	2,460	1,478	13,895	9,052	(2,874)	(6,535)

Profit before taxes	112,608	133,019	78,969	133,223	108,455	100,994

Tax on profit	(19,466)	(9,781)	(6,718)	(21,550)	(15,069)	(11,324)

Profit from continuing operations	93,142	123,238	72,252	111,673	93,387	89,670

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	93,142	123,238	72,252	111,673	93,387	89,670

Minority interests	22,287	30,492	17,825	29,496	30,268	28,858

Attributable profit to the Group	70,855	92,746	54,427	82,177	63,119	60,813

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	814	842	(28)	(3.3)

Net fees	171	179	(8)	(4.6)
Gains (losses) on financial transactions	125	59	66	111.3
Other operating income*	152	261	(109)	(41.7)

Gross income	1,262	1,341	(79)	(5.9)

Operating expenses	(556)	(466)	(90)	19.2
General administrative expenses	(489)	(412)	(77)	18.8
Personnel	(267)	(234)	(33)	14.1
Other general administrative expenses	(223)	(178)	(44)	24.9
Depreciation and amortisation	(66)	(54)	(12)	22.4

Net operating income	706	875	(168)	(19.2)

Net loan-loss provisions	(133)	(244)	111	(45.5)
Other income	(47)	(49)	2	(4.4)

Profit before taxes	527	582	(55)	(9.5)

Tax on profit	(100)	(84)	(17)	20.0

Profit from continuing operations	427	499	(72)	(14.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	427	499	(72)	(14.4)

Minority interests	—	—	—	—

Attributable profit to the Group	427	499	(72)	(14.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	433	409	411	406	410	404

Net fees	88	91	99	83	82	89
Gains (losses) on financial transactions	35	24	37	80	52	73
Other operating income*	140	121	91	115	81	71

Gross income	696	645	639	683	625	637

Operating expenses	(238)	(228)	(240)	(279)	(268)	(287)
General administrative expenses	(213)	(199)	(210)	(249)	(238)	(251)
Personnel	(119)	(114)	(120)	(120)	(133)	(134)
Other general administrative expenses	(94)	(85)	(90)	(130)	(106)	(117)
Depreciation and amortisation	(24)	(29)	(30)	(30)	(30)	(36)

Net operating income	458	416	399	404	356	350

Net loan-loss provisions	(95)	(148)	(75)	(109)	(58)	(75)
Other income	(27)	(22)	(23)	11	(19)	(28)

Profit before taxes	337	246	301	305	279	248

Tax on profit	(53)	(31)	(62)	(63)	(51)	(49)

Profit from continuing operations	284	215	239	242	229	198

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	284	215	239	242	229	198

Minority interests	—	—	—	—	—	—

Attributable profit to the Group	284	215	239	242	229	198

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	2.94	2.90	2.62	2.75	2.82	2.86

Spread loans	2.16	2.24	2.22	2.29	2.36	2.45
Spread deposits	0.78	0.66	0.40	0.46	0.46	0.41

Retail Banking USA

US$ million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	1,055	1,180	(125)	(10.6)

Net fees	222	251	(30)	(11.8)
Gains (losses) on financial transactions	162	83	79	95.3
Other operating income*	197	366	(169)	(46.1)

Gross income	1,635	1,880	(245)	(13.0)

Operating expenses	(720)	(653)	(67)	10.2
General administrative expenses	(634)	(578)	(57)	9.8
Personnel	(345)	(327)	(18)	5.5
Other general administrative expenses	(289)	(250)	(39)	15.5
Depreciation and amortisation	(86)	(76)	(10)	13.1

Net operating income	915	1,226	(311)	(25.4)

Net loan-loss provisions	(172)	(342)	170	(49.7)
Other income	(60)	(68)	8	(11.6)

Profit before taxes	683	817	(134)	(16.4)

Tax on profit	(130)	(117)	(13)	10.9

Profit from continuing operations	553	699	(146)	(20.9)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	553	699	(146)	(20.9)

Minority interests	—	—	—	—

Attributable profit to the Group	553	699	(146)	(20.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	592	589	581	545	537	518

Net fees	121	130	139	111	108	114
Gains (losses) on financial transactions	48	35	53	109	68	94
Other operating income*	191	174	129	154	106	91

Gross income	951	928	902	919	818	817

Operating expenses	(325)	(329)	(338)	(378)	(352)	(368)
General administrative expenses	(291)	(286)	(296)	(337)	(313)	(322)
Personnel	(163)	(164)	(169)	(161)	(174)	(172)
Other general administrative expenses	(128)	(122)	(127)	(176)	(139)	(150)
Depreciation and amortisation	(33)	(42)	(42)	(41)	(39)	(46)

Net operating income	627	600	564	542	467	449

Net loan-loss provisions	(130)	(211)	(106)	(147)	(75)	(96)
Other income	(36)	(32)	(33)	16	(25)	(35)

Profit before taxes	460	356	425	411	366	317

Tax on profit	(72)	(45)	(87)	(86)	(67)	(63)

Profit from continuing operations	388	311	337	325	300	254

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	388	311	337	325	300	254

Minority interests	—	—	—	—	—	—

Attributable profit to the Group	388	311	337	325	300	254

*	Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	1,241	1,186	55	4.6

Net fees	625	646	(22)	(3.4)
Gains (losses) on financial transactions	505	531	(26)	(4.8)
Other operating income*	190	141	49	34.3

Gross income	2,561	2,505	56	2.2

Operating expenses	(812)	(800)	(11)	1.4
General administrative expenses	(736)	(731)	(5)	0.7
Personnel	(479)	(481)	1	(0.2)
Other general administrative expenses	(257)	(251)	(6)	2.5
Depreciation and amortisation	(75)	(69)	(6)	8.5

Net operating income	1,749	1,704	45	2.6

Net loan-loss provisions	(135)	(90)	(45)	49.5
Other income	(49)	(18)	(30)	164.7

Profit before taxes	1,566	1,596	(30)	(1.9)

Tax on profit	(442)	(416)	(25)	6.1

Profit from continuing operations	1,124	1,179	(55)	(4.7)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,124	1,179	(55)	(4.7)

Minority interests	107	108	(1)	(1.4)

Attributable profit to the Group	1,018	1,071	(54)	(5.0)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.12	30.06.11	Amount	%
Business volumes
Total assets	301,779	283,465	18,314	6.5
Customer loans	77,572	73,602	3,970	5.4
Customer deposits	68,652	86,999	(18,347)	(21.1)

Global Wholesale Banking

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement
Net interest income	561	625	605	624	612	630

Net fees	327	320	284	219	319	306
Gains (losses) on financial transactions	405	126	146	112	440	65
Other operating income*	30	112	43	69	38	152

Gross income	1,322	1,183	1,078	1,025	1,409	1,152

Operating expenses	(386)	(414)	(411)	(410)	(407)	(405)
General administrative expenses	(351)	(380)	(376)	(380)	(370)	(366)
Personnel	(232)	(249)	(245)	(261)	(242)	(237)
Other general administrative expenses	(119)	(131)	(131)	(120)	(128)	(129)
Depreciation and amortisation	(35)	(34)	(35)	(30)	(36)	(39)

Net operating income	936	769	667	614	1,002	747

Net loan-loss provisions	16	(106)	(42)	(12)	(54)	(82)
Other income	(20)	1	(29)	12	(33)	(16)

Profit before taxes	932	664	597	615	916	650

Tax on profit	(241)	(176)	(165)	(171)	(256)	(185)

Profit from continuing operations	691	488	431	443	660	464

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	691	488	431	443	660	464

Minority interests	55	53	60	46	57	49

Attributable profit to the Group	636	435	372	397	602	415

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Business volumes
Total assets	274,311	283,465	300,640	280,664	288,486	301,779
Customer loans	68,092	73,602	75,076	81,148	73,031	77,572
Customer deposits	91,767	86,999	80,018	75,100	77,289	68,652

Asset Management and Insurance

EUR million

			Variation
	H1 ’12	H1 ’11	Amount	%
Income statement
Net interest income	59	64	(6)	(8.8)

Net fees	188	204	(16)	(7.9)
Gains (losses) on financial transactions	2	8	(6)	(71.0)
Other operating income*	197	216	(18)	(8.5)

Gross income	447	493	(46)	(9.4)

Operating expenses	(155)	(157)	2	(1.1)
General administrative expenses	(137)	(139)	2	(1.4)
Personnel	(78)	(85)	7	(8.5)
Other general administrative expenses	(59)	(54)	(5)	9.9
Depreciation and amortisation	(18)	(18)	(0)	0.9

Net operating income	292	336	(44)	(13.2)

Net loan-loss provisions	(2)	0	(2)	—
Other income	(15)	(8)	(8)	105.2

Profit before taxes	274	329	(54)	(16.5)

Tax on profit	(73)	(68)	(5)	6.6

Profit from continuing operations	202	260	(59)	(22.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	202	260	(59)	(22.6)

Minority interests	12	12	(0)	(0.5)

Attributable profit to the Group	190	248	(59)	(23.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.12	30.06.11	Amount	%
Business volumes
Total assets	26,018	36,281	(10,263)	(28.3)
Customer loans	409	448	(39)	(8.7)
Customer deposits	6,239	5,352	888	16.6

Asset Management and Insurance

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Income statement

Net interest income	31	33	33	37	30	29

Net fees	103	101	106	100	96	92
Gains (losses) on financial transactions	1	8	(6)	2	1	1
Other operating income*	108	108	101	93	102	96

Gross income	243	250	234	231	229	218

Operating expenses	(77)	(79)	(80)	(84)	(77)	(78)
General administrative expenses	(69)	(70)	(71)	(73)	(68)	(69)
Personnel	(42)	(43)	(43)	(43)	(39)	(39)
Other general administrative expenses	(27)	(27)	(29)	(30)	(29)	(30)
Depreciation and amortisation	(9)	(9)	(9)	(11)	(9)	(9)

Net operating income	166	170	154	147	152	140

Net loan-loss provisions	(0)	0	(0)	0	(0)	(2)
Other income	(7)	(1)	(30)	(11)	(5)	(10)

Profit before taxes	159	170	124	137	146	128

Tax on profit	(34)	(34)	(30)	(29)	(40)	(33)

Profit from continuing operations	125	136	94	108	106	95

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	125	136	94	108	106	95

Minority interests	5	7	6	11	9	3

Attributable profit to the Group	120	129	88	97	98	92

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Business volumes
Total assets	33,439	36,281	35,453	26,227	26,412	26,018
Customer loans	472	448	450	432	431	409
Customer deposits	4,636	5,352	5,508	5,727	6,091	6,239

NPL ratio

%

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Continental Europe	4.53	4.76	5.04	5.18	5.42	5.68

Santander Branch Network	5.99	6.73	7.70	8.47	8.90	9.16
Banesto	4.31	4.54	4.69	5.01	5.07	5.27
Portugal	3.03	3.25	3.78	4.06	4.59	5.42
Santander Consumer Finance	4.99	4.74	4.50	3.97	4.05	3.88
Retail Poland (BZ WBK)		6.43	6.26	4.89	4.74	4.93

United Kingdom	1.73	1.81	1.86	1.84	1.82	1.83

Latin America	4.01	4.20	4.10	4.32	4.67	5.14

Brazil	4.85	5.05	5.05	5.38	5.76	6.51
Mexico	1.58	2.45	1.78	1.82	1.61	1.64
Chile	3.80	3.65	3.63	3.85	4.52	4.65

USA	4.15	3.76	3.22	2.85	2.46	2.27

Operating Areas	3.54	3.71	3.78	3.83	3.95	4.09

Total Group	3.61	3.78	3.86	3.89	3.98	4.11

Spain	4.57	4.81	5.15	5.49	5.75	5.98

NPL coverage

%

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Continental Europe	62	61	58	56	55	60

Santander Branch Network	50	47	41	40	40	49
Banesto	52	52	53	53	51	54
Portugal	62	62	53	55	58	53
Santander Consumer Finance	98	103	105	109	108	111
Retail Poland (BZ WBK)		67	69	65	66	62

United Kingdom	47	43	42	40	40	40

Latin America	107	105	102	97	92	90

Brazil	104	102	100	95	90	90
Mexico	234	165	176	176	195	183
Chile	89	89	88	73	68	64

USA	82	85	93	96	107	113

Operating Areas	71	69	66	64	63	66

Total Group	71	69	66	61	62	65

Spain	53	49	46	45	46	53

Spreads loans and deposits

%

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12	Q2 ’12
Santander Branch Network
Spread loans	1.90	1.97	2.03	2.01	2.19	2.42
Spread deposits	0.05	0.56	0.65	0.53	0.51	0.45

SUM	1.95	2.53	2.68	2.54	2.70	2.87

Retail Banking Banesto
Spread loans	2.03	2.08	2.12	2.16	2.33	2.31
Spread deposits	(0.36)	0.12	0.42	0.36	0.33	0.18

SUM	1.67	2.20	2.54	2.52	2.66	2.49

Retail Banking Portugal
Spread loans	1.96	2.06	2.15	2.23	2.34	2.39
Spread deposits	0.12	(0.31)	(0.47)	(0.78)	(0.91)	(0.96)

SUM	2.08	1.75	1.68	1.45	1.43	1.43

Santander Consumer Finance
Spread loans	4.83	4.43	4.48	4.57	4.51	4.57
Retail Banking United Kingdom
Spread loans	2.40	2.40	2.46	2.53	2.57	2.61
Spread deposits	(0.32)	(0.40)	(0.45)	(0.50)	(0.59)	(0.76)

SUM	2.08	2.00	2.01	2.03	1.98	1.85

Retail Banking Brazil
Spread loans	14.72	15.05	14.23	14.44	14.44	14.84
Spread deposits	1.12	1.12	1.18	1.00	0.73	0.65

SUM	15.84	16.17	15.41	15.44	15.17	15.49

Retail Banking Mexico
Spread loans	8.58	8.40	8.27	8.36	8.69	8.81
Spread deposits	2.09	2.04	1.99	1.96	1.96	1.92

SUM	10.67	10.44	10.26	10.32	10.65	10.73

Retail Banking Chile
Spread loans	4.38	4.14	4.18	4.35	4.56	4.62
Spread deposits	3.09	2.90	2.65	2.52	2.45	2.36

SUM	7.47	7.04	6.83	6.87	7.01	6.98

Retail Banking USA
Spread loans	2.16	2.24	2.22	2.29	2.36	2.45
Spread deposits	0.78	0.66	0.40	0.46	0.46	0.41

SUM	2.94	2.90	2.62	2.75	2.82	2.86

Risk-weighted assets

EUR million

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12	30.06.12
Continental Europe	235,191	240,008	236,164	229,586	225,553	221,916

Santander Branch Network	67,886	64,870	62,006	59,224	59,200	57,454
Banesto	53,818	52,122	53,885	51,251	49,293	47,619
Portugal	22,339	22,412	22,396	20,660	19,960	47,309
Santander Consumer	47,556	47,760	46,434	47,410	47,232	18,753
Retail Poland (BZ WBK)	—	9,353	7,677	8,003	8,756	8,904

United Kingdom	87,286	86,432	90,445	93,604	93,128	94,828

Latin America	171,431	176,039	155,566	162,195	167,495	165,149

Brazil	105,612	109,717	92,448	99,073	101,848	99,055
Mexico	21,786	22,537	19,745	18,990	20,450	22,094
Chile	23,217	23,520	21,191	22,556	23,746	25,292

USA	46,433	46,058	47,358	47,570	48,151	50,095

Operating Areas	540,341	548,537	529,533	532,955	534,327	531,989

Corporate Activities	33,695	31,942	29,254	33,003	35,912	29,536

Total Group	574,036	580,480	558,787	565,958	570,239	561,525

Activity and Results

ACTIVITY AND RESULTS

First Half 2012

26 July 2012

Santander

Activity and results

26 July 2012 386127 003

Important information Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macroeconomic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Agenda ?Group performance H1’12 — Highlights — Results ?Business areas performance H1’12 ?Conclusions ?Appendix

H1'12 Highlights

4

1 Solid profit generation

Pre-provision profit:

EUR 12,503 mill.; +6%

2 Effort in real estate provisions in Spain

In Q2'12: EUR 2,780 mill.

Reached >70% R.D.L.

3 Meeting capital requirements

EBA >9%

Core Capital (BIS II) >10%

4 Liquidity. Focus on deposits in Spain

LDR Group* <120%

Commercial Gap Spain: -EUR 10 bn. in H1'12

Santander

H1’12 Highlights 1 2 Solid Effort in real estate profit generation provisions in Spain Pre-provision profit: In Q2’12: EUR 2,780 mill. EUR 12,503 mill.; +6% Reached >70% R.D.L. 3 4 Meeting Liquidity. capital requirements Focus on deposits in Spain LDR Group* <120% EBA >9% Commercial Gap Spain: Core Capital (BIS II) >10% -EUR 10 bn. in H1’12 H1’12 recurring attributable profit: EUR 3,008 mill. Attributable profit after provisions: EUR 1,704 mill. (*) Loan-to-deposit ratio R.D.L.: Royal Decree Law 2/2012 and 18/2012

5

1 Solid profit generation

Solid pre-provision profit, growing over previous semesters ...

Pre-provision profit

EUR billion
+2% in constant euros
5.8
6.1
5.8
5.5
6.3
6.2
Q1'11
Q2'11
Q3'11
Q4'11
Q1'12
Q2'12

Pre-provision profit

EUR billion
+6%
+10%
11.8
11.3
12.5
H1'11
H2'11
H1'12

Santander

1 Solid profit generation Solid pre-provision profit, growing over previous Pre-provision profit Pre-provision profit EUR billion EUR billion +2% in +6% constant euros 12.5 +10% 6.3 11.8 11.3 6.2 6.1 5.8 5.8 5.5 Q1’11 Q2’11 Q3’11 Q4’11 Q1’12 Q2’12 H1’11 H2’11 H1’12

6

1 Solid profit generation

… fuelled by higher revenues and costs under control

Group's revenues

EUR billion
21.4
21.4
+6%
22.5
H1'11
H2'11
H1'12

Group's expenses

EUR billion
9.6
10.0
+0%
10.0
H1'11
H2'11
H1'12

Santander

1 Solid profit generation … fuelled by higher revenues Group’s revenues Group’s expenses EUR billion EUR billion +6% 22.5 21.4 21.4 +0% 9.6 10.0 10.0 H1’11 H2’11 H1’12 H1’11 H2’11 H1’12

7

2 Effort in provisions

Provisions in Q2'12 before tax:

EUR 2,780 million

EUR million

1,923
619
Provisions net of tax
Capital gains net of tax

Impact on attributable profit of - EUR 1,304 mill.

Santander

2 Effort in provisions Effort in real estate provisions in Spain, against capital gains and ordinary profit EUR million Provisions in Q2’12 before tax: 1,923 Impact on Against capital gains* EUR 884 mill. attributable profit of—EUR 1,304 mill. Against ordinary profit EUR 1,896 mill. 619 EUR 2,780 million Provisions Capital gains net of tax net of tax (*) Not including capital gains from Insurance disposal agreement, to be recorded in Q3’12: EUR 490 mill.

8

2 Effort in provisions

Impact on Q2'12 attributable profit

EUR million
1,404
+619
2,023
-1,923
100
Ordinary attributable profit Q2'12
Capital gains* net of tax
TOTAL
Provisions net of tax
Accounting attributable profit Q2'12

Accounting attributable profit

EUR million
3,501
1,850
1,704
H1'11
H2'11
H1'12*

Santander

2 Effort in provisions The provisions made left the accounting attributable profit for the quarter at “almost zero” Impact on Q2’12 attributable profit Accounting attributable profit EUR million EUR million 2,023 +619 3,501 1,404 -1,923 1,850 1,704 100 Ordinary Capital gains* TOTAL Provisions Accounting H1’11 H2’11 H1’12* attributable net of tax net of tax attributable profit profit Q2’12 Q2’12 (*) Not including capital gains from Insurance disposal agreement , to be recorded in Q3’12: EUR 490 mill.

3

Balance sheet strength: Capital

9

These provisions were absorbed while maintaining our capital strength

Core capital (BIS II) above 10% …

5.9%
6.3%
7.6%
8.6%
8.8%
10.0%
10.1%
Dec'06
Dec'07
Dec'08
Dec'09
Dec'10
Dec'11
Jun'12

… surpassing the minimum 9% ratio required by EBA

Note: Dec'06 and Dec'07 according to BIS I

Santander

3 Balance sheet strength: Capital These provisions were absorbed while maintaining our capital strength Core capital (BIS II) above 10% … 10.0% 10.1% 8.8% … surpassing 8.6% minimum 9% ratio 7.6% required by EBA 6.3% 5.9% Dec’06 Dec’07 Dec’08 Dec’09 Dec’10 Dec’11 Jun’12

3 Balance sheet strength: Capital

10

United Kingdom

- Total bailout[1]: EUR 295 billion
- Accounting for 19% of the UK's GDP

Santander UK:

Portugal

- Troika's requirement: CT1 of 10% in 2012
- All peers needed capital

Capital increases (EUR billion)

Shareholders
Cocos (BSSF)
Government
1.65
0.50
3.00
0.20
1.30
1.00
CGD
BCP
BPI
BES

Santander Totta:

(1) Source: European Commission. Including capital injections, repurchase of assets and guaranties on deposits (2008-2010)

Santander

3 Balance sheet strength: Capital This strength is reflected in markets where bank bailouts are being carried out United Kingdom Portugal ??☐♦?? bailout1: EUR 295 billion ??❒☐????? requirement: CT1 of 10% in 2012 ???? peers needed capital ????☐?■♦?■? for 19% of the UK’s GDP TX] 12 Capital increases (EUR billion) Shareholders 0.50 Cocos (BSSF) 3.00 Government 0.20 1.65 1.30 1.00 Santander UK: CGD BCP BPI BES Didn’t need public capital injections: CT1 of 12.1% at June 2012 Santander Totta: Furthermore, it participated in the Didn’t need public system’s restructuring process … CT1 of 11.4% at (A&L, B&B, RBS companies) (1) Source: European Commission. Including capital injections, repurchase of assets and

11

3 Balance sheet strength: Capital

Spain

	Real Year-to-date 2007 - 2011	Adverse scenario 2012 - 2014
GDP	-2.3%	-6.4%
Unemployment	+14.5 pp	+2.1 pp
Housing[2] prices	-24.4%	-25%
Land[2] prices	-39.4%	-61%
Stock market	-43.5%	-54%

… Santander won't need capital:

- **In the most adverse top-down scenario, the Group will keep a ratio ≥ 9%**
- **Ratifies the IMF stress-test conclusions**
- **Would be in the Memorandum of Understanding's Group 0 banks: those with no capital shortfall**

Santander

3 Balance sheet strength: Capital 11 This strength is reflected in markets where bank bailouts are being carried out Spain Assistance and Recapitalization Programme for the sector Core Tier 1 in Spain (Jun’12): 10.2% … Santander won’t In a very severe external1 stress-test, coupled with the sharp adjustment already In the most adverse top-down made between 2007-2011… scenario, the Group will keep a ratio = 9% Real Adverse Year-to-date scenario Ratifies the IMF stress-test 2007—2011 2012—2014 conclusions GDP -2.3% -6.4% Would be in the Memorandum of Understanding’s Group 0 banks: Unemployment +14.5 pp +2.1 pp those with no capital shortfall Housing2 prices -24.4% -25% Land2 prices -39.4% -61% TX] 13 386127 013 Stock market -43.5% -54% (1) Established under an Advisory Panel participated, among others, by the ECB, IMF, European Commission and EBA (2) Change in prices in real terms

4 Balance sheet strength: Liquidity 12

4 Balance sheet strength: Liquidity

… deleveraging in Spain and Portugal

Var. Jun'12/Dec'11 in EUR billion

+7bn.
-5bn.
Gap reduction: -12 bn.
Loans
Deposits [1]

Loan-to-deposit ratio[1]. Total Group

150%
135%
117%
117%
117%
D'08
D'09
D'10
D'11
Jn'12

… the Group's high issuing capacity

H1'12. EUR billion

26.0
10.0
16.6
16.0
9.4
M/L term issues
Securitisations[2]
Q1'12
Q2'12
Total[2]

Deposits[1] + M/L term financing / loans

104%
106%
115%
113%
115%
D'08
D'09
D'10
D'11
Jn'12

Santander

4 Balance sheet strength: Liquidity 12 In a highly demanding scenario, the Group maintains a solid liquidity position … deleveraging in Spain Loan-to-deposit and Portugal ratio1. Total Group Var. Jun’12/Dec’11 in EUR billion 150% +7bn. 135% 117% 117% 117% Gap reduction: -12 bn. -5 bn. Loans Deposits 1 D’08 D’09 D’10 D’11 Jn’12 … the Group’s high issuing Deposits1capacity + M/L term financing / loans H1’12. EUR billion 26.0 10.0 M/L term 115% 113% 115% 16.6 issues 104% 106% 16.0 9.4 Securitisations2 Q1’12 Q2’12 Total2 D’08 D’09 D’10 D’11 Jn’12 (1) Including retail commercial paper TX] 14 (2) Placed in the market and including structured financing 386127 014

13

4 Balance sheet strength: Non-performing loans ratio

Spain

%
0.92
3.37
5.08
5.81
7.16
7.84
8.37
8.95 (May)
0.64
1.95
3.41
4.24
5.15
5.49
5.75
5.98
Dec'07
Dec'08
Dec'09
Dec'10
Sep'11
Dec'11
Mar'12
Jun'12

United Kindgom

%
1.08
1.88
2.40
2.16
2.00
1.96
0.66
1.03
1.41
1.41
1.46
1.50
Dec'07
Dec'08
Dec'09
Dec'10
Dec'11
Mar'12

Brazil

%
Private Banks
Santander
3.5
3.8
5.4
4.0
4.9
5.0
5.2
2.9
3.4
5.9
3.9
4.5
4.5
4.9
Dec'07
Dec'08
Dec'09
Dec'10
Dec'11
Mar'12
May'12

Latin America ex-Brazil

%
2.3
3.2
4.6
3.6
3.1
3.2
1.6
2.1
2.7
2.6
2.5
2.3
Dec'07
Dec'08
Dec'09
Dec'10
Dec'11
Mar'12

Santander

4 Balance sheet strength: Non-performing loans ratio 13 Our ratios still compare very well in the main markets where we operate Spain United Kindgom % 8.95% (May) 8.37 7.84 7.16 5.81 2.40 2.16 2.00 1.96 5.08 1.88 3.37 5.75 5.98 5.15 5.49 1.08 4.24 1.46 1.50 0.92 3.41 1.41 1.41 1.03 0.64 1.95 0.66 Dec’07 Dec’08 Dec’09 Dec’10 Sep’11 Dec’11 Mar’12 Jun’12 Dec’07 Dec’08 Dec’09 Dec’10 Dec’11 Mar’12 Brazil Latin America ex-Brazil % 5.9 % Private Banks 4.6 Santander 5.2 4.9 5.0 3.2 3.6 3.2 5.4 3.1 4.0 4.9 2.3 3.8 3.5 4.5 4.5 2.7 2.6 2.5 3.9 2.3 2.1 1.6 3.4 2.9 Dec’07 Dec’08 Dec’09 Dec’10 Dec’11 Mar’12 May’12 Dec’07 Dec’08 Dec’09 Dec’10 Dec’11 Mar’12 Data in local criteria. Latest available data for the sector by central banks and Council Mortgage Lenders (UK) TX] 15 386127 015

4

Balance sheet strength: Non-performing loans ratio

14

Group's Total

Continental Europe

%
Spain
4.24
4.57
4.81
5.15
5.49
5.75
5.98
D'10 M'11 J'11 S'11 D'11 M'12 J'12
SCF
5.25
4.99
4.74
4.50
3.97
4.05
3.88
D'10 M'11 J'11 S'11 D'11 M'12 J'12

United Kingdom and USA

%
UK
1.74
1.73
1.81
1.86
1.84
1.82
1.83
D'10 M'11 J'11 S'11 D'11 M'12 J'12
USA
4.61
4.15
3.76
3.22
2.85
2.46
2.27
D'10 M'11 J'11 S'11 D'11 M'12 J'12

Latin America

%
Brazil
4.91
4.85
5.05
5.05
5.38
5.76
6.51
D'10 M'11 J'11 S'11 D'11 M'12 J'12
Latam ex-Brazil
3.07
2.94
3.08
2.91
2.89
3.24
3.41
D'10 M'11 J'11 S'11 D'11 M'12 J'12

Santander

4 Balance sheet strength: Non-performing loans ratio 14 The Group’s NPLs continue sliding upwards because of Spain and Brazil. The US and SCF improved and the UK and Latam ex-Brazil remained stable Group’s Total Continental Europe % % Spain SCF 5.98 5.75 3.98 4.11 5.49 5.25 3.78 3. 86 3.89 5.15 4.99 3.55 3.61 4.57 4.81 4.74 4.50 4.24 4.05 3.97 3.88 Dec’10 Mar’11 Jun’11 Sep’11 Dec’11 Mar’12 Jun’12 D’10 M’11 J’11 S’11 D’11 M’12 J’12 D’10 M’11 J’11 S’11 D’11 M’12 J’12 United Kingdom and USA Latin America % UK USA % Brazil Latam ex-Brazil 4.61 6.51 4.15 5.76 3.76 5.38 4.91 4.85 5.05 5.05 3.41 3.22 3.24 3.07 2.94 3.08 2.91 2.89 2.85 1.74 1.73 1.81 1.86 1.84 1.82 1.83 2.46 2.27 D’10 M’11 J’11 S’11 D’11 M’12 J’12 D’10 M’11 J’11 S’11 D’11 M’12 J’12 D’10 M’11 J’11 S’11 D’11 M’12 J’12 D’10 M’11 J’11 S’11 D’11 M’12 J’12

4 Balance sheet strength: Coverage

15

Group's Total

Continental Europe

%
Spain
58 53 49 46 45 46 53
D'10 M'11 J'11 S'11 D'11 M'12 J'12
SCF
101 98 103 105 109 108 111
D'10 M'11 J'11 S'11 D'11 M'12 J'12

United Kingdom and USA

%
UK
48 47 43 42 40 40 40
D'10 M'11 J'11 S'11 D'11 M'12 J'12
USA
75 82 85 93 96 107 113
D'10 M'11 J'11 S'11 D'11 M'12 J'12

Latin America

%
Brazil
101 104 102 100 95 90 90
D'10 M'11 J'11 S'11 D'11 M'12 J'12
Latam ex-Brazil
110 114 110 109 102 95 88
D'10 M'11 J'11 S'11 D'11 M'12 J'12

Santander

4 Balance sheet strength: Coverage 15 Increased coverage in Spain rose the Group’s coverage ratio to 65%. Also improvement in the quarter in SCF and Sovereign Group’s Total Continental Europe % % Spain SCF 73 71 69 66 65 61 62 109 111 108 103 105 101 98 58 53 53 49 46 45 46 Dec’10 Mar’11 Jun’11 Sep’11 Dec’11 Mar’12 Jun’12 D’10 M’11 J’11 S’11 D’11 M’12 J’12 D’10 M’11 J’11 S’11 D’11 M’12 J’12 United Kingdom and USA Latin America % UK USA % Brazil Latam ex-Brazil 107 113 110 114 110 109 96 101 104 102 100 102 93 95 95 90 90 88 85 82 75 48 47 43 42 40 40 40 D’10 M’11 J’11 S’11 D’11 M’12 J’12 D’10 M’11 J’11 S’11 D’11 M’12 J’12 D’10 M’11 J’11 S’11 D’11 M’12 J’12 D’10 M’11 J’11 S’11 D’11 M’12 J’12

Agenda ¦Group performance H1’12 — Highlights — Results ¦Business areas performance H1’12 ¦Conclusions ¦Appendix

Grupo Santander Results. H1’12 vs. H1’11 The results showed a 5.5% increase in pre-provision profit and the impact of the effort made in provisions Var. / H1’11 % excl. fx EUR Mill. H1’12 Amount % and perimeter Gross income 22,544 +1,141 +5.3 +5.9 Operating expenses -10,041 -484 +5.1 +4.1 Net operating income 12,503 +657 +5.5 +7.3 Loan-loss provisions -6,540 -1,928 +41.8 +44.2 Other results -1,123 +900 -44.5 -43.8 Profit before tax 4,839 -372 -7.1 -5.5 Tax and minority interests -1,828 -124 +7.3 +0.7 Profit before real estate provisions 3,008 -493 -14.1 -8.5 Net capital gains and real estate provisions -1,304 -1,304 n.m. n.m. Accounting attributable profit 1,704 -1,797 -51.3 -45.7

18

1 Gross income

Group's gross income

Constant EUR million
Total
Other[2]
Basic revenues[1]
10,368
10,952
10,753
10,835
11,210
11,333
9,513
9,942
9,955
10,143
10,346
10,440
Q1'11
Q2
Q3
Q4
Q1'12
Q2

	Q2'12 / Q1'12
Latam	+128
Continental Europe	+184
UK	-110
USA	-11

Santander

1 Gross income 18 Sustained growth of basic revenues as the main driver of profits Group’s gross income Basic revenues Q2’12 / Q1’12: Constant EUR million +EUR 94 mill.; +1% 11,210 11,333 10,952 10,753 10,835 Total 10,368 2 Q2’12 / Q1’12 Other Latam +128 10,143 10,346 10,440 Continental Europe +184 9,942 9,955 9,513 Basic revenues1 UK -110 Q1’11 Q2 Q3 Q4 Q1’12 Q2 USA -11 (1) Basic revenues: Net interest income + fee income + insurance activities (2) Trading gains + dividends + equity accounted income + other operating results

19

2 Expenses

Expenses growing at a slower pace

Group's expenses

Constant EUR million
4,694
4,847
4,932
5,181
5,027
5,014
Q1'11
Q2
Q3
Q4
Q1'12
Q2

	Q2'12 / Q1'12
Latam	-3
Continental Europe	-10
UK	+7
USA	+13

Santander

2 Expenses 19 Expenses growing at a slower pace Expenses Group’s expenses Q2’12 / Q1’12: Constant EUR million -EUR 13 mill.; -0.3% Q2’12 / Q1’12 5,181 4,847 4,932 5,027 5,014 4,694 Latam -3 Continental Europe -10 UK +7 Q1’11 Q2 Q3 Q4 Q1’12 Q2 USA +13

3 Provisions

20

Provisions

Constant EUR million
6,247
2,780
3,467
4,428
1,812
2,616
3,073
2,685
2,517
2,022
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Net loan-loss provisions
Real estate provisions in Spain

Provisions represent over 70% of Royal Decree Laws*

(*) Including capital buffer

Santander

3 Provisions Higher provisions in recent quarters mainly because of real estate provisions in Spain Provisions Constant EUR million 6,247 Provisions 4,428 2,780 represent over 70% 1,812 3,073 of Royal Decree Laws* 2,685 2,517 2,022 3,467 2,616 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Net loan-loss provisions Real estate provisions in Spain

3 Provisions 21 These provisions coupled with significant stock reduction, increased real estate coverage sharply in Spain1 Coverage by borrowers’ situation. June 2012 Total coverage (problem loans + outstanding risk) EUR million provisions / exposure (%) Risk Provisions Coverage 39% Non-performing 7,833 3,459 44% 32% Substandard2 2,557 1,074 42% Foreclosed real estate 8,388 4,173 50% 22% Total problem loans 18,778 8,705 46% Outstanding risk 9,484 249 3% Real estate exposure 28,262 8,954 32% Dec’11 Jun’12 Jun’12* … expected * to TX] 23 reach 50% once 386127 023 R.D.L. are fully met (1) Including SAN Branch Network, Banesto, GBM Spain, Santander Consumer Spain and Banif (2) 100% are up-to-date with payments (*) Including capital buffer

Agenda ?Group performance H1’12 — Highlights — Results ?Business areas performance H1’12 ?Conclusions ?Appendix

Business areas H1'12 23

High geographic diversification in profits generation

Portugal, 2%
Poland, 4%
Spain, 14%
Brazil, 26%
Germany, 5%
Other Europe, 2%
UK, 13%
Mexico, 12%
USA, 10%
Other LatAm, 6%
Chile, 6%

(1) Over operating areas attributable profit

Santander

Business areas H1’12 High geographic diversification in profits generation Attributable profit by geographic segment in H1’12(1) Portugal, 2% Poland, 4% Spain, 14% Germany, 5% Brazil, 26% Other Europe, 2% UK, 13% Mexico, 12% USA, 10% Other LatAm, Chile, 6% 6%

Continental Europe H1'12

24

Attributable profit: EUR 1,211 mill.

Var. H1'12 / H1'11
Excl. perimeter
Basic revenues
+5%
+1%
Gross income
+5%
+1%
Expenses
+3%
-2%
Net operating income
+6%
+3%
Net op. income after provisions
-23%
-27%
Attributable profit
-23%
-28%

Basic revenues

EUR million
+2%
+6%
3,023
3,391
3,278
3,109
3,262
3,444
Q1'11
Q2
Q3
Q4
Q1'12
Q2

Attributable profit

Santander

Continental Europe H1’12 Recovery of revenues and profits in recent quarters. Year-on-year comparison affected by release of generic provisions in H1’11 Attributable profit: Basic revenues EUR 1,211 mill. EUR million +2% Var. H1’12 / H1’11 +6% Excl. perimeter 3,444 3,391 3,278 3,262 3,023 3,109 Basic revenues +5% +1% Gross income +5% +1% Q1’11 Q2 Q3 Q4 Q1’12 Q2 Expenses +3% -2% Attributable profit EUR million Net operating income +6% +3% 878 700 Net op. income after 627 -23% -27% 584 provisions 443 266 Attributable profit -23% -28% Q1’11 Q2 Q3 Q4 Q1’12 Q2 TX] 26

Continental Europe H1'12. Attributable profit by unit

25

EUR million

All units improved over H2'11

SAN Network

500
159
247
H1'11
H2
H1'12

SCF

369
297
382
H1'11
H2
H1'12

Banesto

168
-37
82
H1'11
H2
H1'12

Poland (BZ WBK)

94
139
157
Q2'11
H2
H1'12

Portugal

131
43
71
H1'11
H2
H1'12

Other global Europe

316
108
271
H1'11
H2
H1'12

Santander

Continental Europe H1’12. Attributable profit by unit EUR million All units improved over H2’11 SAN Network SCF 500 369 382 247 297 159 H1’11 H2 H1’12 H1’11 H2 H1’12 Banesto Poland (BZ WBK) 168 82 139 157 94 -37 H1’11 H2 H1’12 Q2’11 H2 H1’12 Portugal Other global Europe 131 316 271 71 43 108 H1’11 H2 H1’12 H1’11 H2 H1’12

26

Santander Branch Network H1'12

Activity

Volumes
Var. Jun'12 / Jun'11
+15%
-5%
Loans
Deposits [2]
Balances (€ bn.) and LDR[1] ratio
134%
111%
107
80
102
92
Loans
Dep.
Jun'11
Loans
Dep. [2]
Jun'12

Basic revenues

EUR million
+7%
+9%
1,072
1,136
1,094
1,031
1,116
1,219
Q1'11
Q2
Q3
Q4
Q1'12
Q2

Net interest income return

Return / Cost
3.04%
3.66%
3.74%
Return
Cost[2]
1.30%
1.36%
1.46%
Q1'11
Q4'11
Q2'12
Net interest inc. / ATAs
2.93%
3.40%
H1'11
H1'12

Attributable profit

(1) Loan-to-Deposit Ratio
(2) Including retail commercial paper

Santander

Santander Branch Network H1’12 Better liquidity position with improved revenues and profits trend in recent quarters Activity Basic revenues 1 EUR million Volumes Balances (€ bn.) and LDR ratio +7% Var. Jun’12 / Jun’11 134% +9% +15% 1,136 1,219 111% 1,072 1,094 1,031 1,116 107 80 102 92 -5% Loans Dep. Loans Dep.2 Loans Deposits 2 Jun’11 Jun’12 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Net interest income return Attributable profit Return / Cost Net interest inc. / ATAs EUR million 3.66% 3.74% 3.04% 3.40% 274 Return 2.93% 226 173 Cost2 101 58 75 1.36% 1.46% 1.30% Q1’11 Q4’11 Q2’12 H1’11 H1’12 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Loan-to-Deposit Ratio Including retail commercial paper

Banesto H1'12 27

Activity

Volumes

Var. Jun12 / Jun'11
-10%
-5%
Loans
Deposits [2]

Balances (€ bn.) and LDR[1] ratio

133%
126%
72
54
65
51
Loans
Dep.
Jun'11
Loans
Dep.[2]
Jun'12

Basic revenues

EUR million
+1%
+3%
489
525
516
486
514
530
Q1'11
Q2
Q3
Q4
Q1'12
Q2

Net interest income return

Return / Cost

3.04%
3.61%
3.70%
Return
Cost[2]
1.86%
1.70%
1.70%
Q2'11
Q4'11
Q2'12

Net interest inc. / ATAs[3]

2.43%
2.44%
H1'11
H1'12

Attributable profit

(1) Loan-to-Deposit ratio
(2) Including retail commercial paper
(3) Retail Banking

Santander

Banesto H1’12 Similar trends to those of Santander Branch Network: reduced commercial gap and recovery in revenues and profits Activity Basic revenues Volumes 1 EUR million Balances (€ bn.) and LDR ratio +1% Var. Jun12 / Jun’11 +3% 133% 126% 525 516 514 530 489 486 72 54 65 51 -5% -10% Loans Dep. Loans Dep.2 Loans Deposits 2 Jun’11 Jun’12 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Net interest income return Attributable profit Return / Cost Net interest inc. / ATAs3 EUR million 3.61% 3.70% 3.04% 2.43% 2.44% Return 101 Cost2 67 41 41 1.86% 22 1.70% 1.70% -59 Q2’11 Q4’11 Q2’12 Q1’11 Q2 Q3 Q4 Q1’12 Q2 H1’11 H1’12

Spain[1]. Loans and Deposits

28

Appropiate loan-to-deposit structure

EUR billion

TOTAL 217
Public sector 18
Household mortgages 57
Other loans to individuals 18
Companies w/o real estate purposes 104
Real estate purpose 20
Gross loans
187 TOTAL
10 Retail commercial paper
95 Time deposits / other
82 Demand deposits
Deposits

Reduced commercial gap in 2012

Var. Jun'12/Dec'11 in EUR bn.

+6 bn.
-4 bn.
Loans
Deposits 2
Gap reduction: -10 bn.

Improved loan-to-deposit[2] ratio

178%
149%
119%
118%
112%
D'08
D'09
D'10
D'11
Jn'12

Santander

Spain1. Loans and Deposits 28 In short, in a deleveraging market, improvement of commercial gap, gaining market share in deposits (approx. +80 b.p. in 2012) Appropiate loan-to-deposit structure Reduced commercial gap in 2012 EUR billion Var. Jun’12/Dec’11 in EUR bn. +6 bn. Gap reduction: TOTAL 217 -10 bn. Public sector 18 TOTAL 187 -4 bn. Household mortgages 10 Retail commercial 57 paper Loans Deposits 2 Other loans to individuals 18 Time deposits 95 / other Improved loan-to-deposit2 ratio Companies w/o 104 178% real estate purposes 149% 82 Demand deposits 119% 118% Real estate 112% purpose 20 Gross loans Deposits TX] 30 D’08 D’09 D’10 D’11 Jn’12 (1) Including Santander Branch Network, Banesto, GBM Spain, Santander Consumer Spain and Banif (2) Including retail commercial paper 386127 030

29

Spain[1]. Customer lending and NPLs

Gross loans

EUR billion
TOTAL
230
219
215
217
Public sector2
12
12
13
18
Household mortgages
61
59
57
57
Other loans to individuals
24
20
19
18
Companies w/o real estate purposes
105
105
105
104
Real estate purpose
27
23
22
20
12M
-14%
3M
-8%
3M
-8%
Dec'10
Dec'11
Mar'12
Jun'12

NPL ratio

%
With real estate purpose
17.0
28.6
32.8
39.4
Total
4.2
5.5
5.7
6.0
Total w/o real estate purpose
2.9
3.3
3.4
3.3
Dec'10
Dec'11
Mar'12
Jun'12

2.2	2.7	2.6	2.5	Home mortgages
3.1	3.5	3.6	3.5	Rest of portfolio

Santander

Spain1. Customer lending and NPLs 29 Sharp drop in loans with real estate purposes and deleveraging in individuals. Total NPLs increased because of real estate. Rest of portfolio stable Gross loans NPL ratio EUR billion % With real 39.4 estate TOTAL 230 purpose 219 215 2 12 217 32.8 Public sector 12 13 28.6 18 mortgages Household 386127 031 61 59 57 57 17.0 Other to individuals loans 24 20 19 6.0 18 5.5 5.7 Total 4.2 Companies w/o real estate Total w/o purposes 105 real estate 105 105 104 3.4 3.3 purpose 3.3 2.9 12M 3M 3M -14% -8% -8% Dec’10 Dec’11 Mar’12 Jun’12 Real estate purpose 27 23 22 20 2.2 2.7 2.6 2.5 Home Dec’10 Dec’11 Mar’12 Jun’12 mortgages TX] 31 3.1 3.5 3.6 3.5 Rest of portfolio (1) Including SAN Branch Network, Banesto, GBM Spain, Santander Consumer Spain and Banif (2) Quarter’s increase arising from the government’s plan for payment to suppliers of regional and local governments: EUR 4,000 million

30

Spain[1]. Evolution of NPLs other than real estate

Companies: NPL entries >90 days

H1'2008=100
100
207
235
144
228
227
254
310
308
H1'08
H2'08
H1'09
H2'09
H1'10
H2'10
H1'11
H2'11
H1'12

Individuals-mortgages: NPL entries >90 days

H1'2008=100
100
152
166
96
100
89
107
105
103
H1'08
H2'08
H1'09
H2'09
H1'10
H2'10
H1'11
H2'11
H1'12

Individuals-consumer: NPL entries >90 days

Individuals-cards: NPL entries >90 days

Santander

Spain1. Evolution of NPLs other than real estate In recent quarters, NPLs entries stable in individual customers and moderate growth in those to companies Companies: NPL entries >90 days Individuals-mortgages: NPL entries >90 days H1’2008=100 H1’2008=100 166 152 107 310 308 100 100 105 103 96 89 235 254 207 228 227 144 100 H1’08 H2’08 H1’09 H2’09 H1’10 H2’10 H1’11 H2’11 H1’12 H1’08 H2’08 H1’09 H2’09 H1’10 H2’10 H1’11 H2’11 H1’12 Individuals-consumer: NPL entries >90 days Individuals-cards: NPL entries >90 days H1’2008=100 H1’2008=100 163 157 131 132 100 100 101 81 76 67 62 56 56 60 48 46 44 45 H1’08 H2’08 H1’09 H2’09 H1’10 H2’10 H1’11 H2’11 H1’12 H1’08 H2’08 H1’09 H2’09 H1’10 H2’10 H1’11 H2’11 H1’12 (1) Data Santander Branch Network + Banesto. Gross entries of NPL > 90 days past-due

31

Spain[1]. Evolution of real estate exposure

Total real estate exposure

EUR billion
-EUR 14,200 mill.
42.5
Foreclosed real estate
4.8
Loans
37.7
32.0
8.6
23.4
30.1
8.6
21.5
28.3
8.4
19.9
Dec'08
Dec'11
Mar'12
Jun'12
… stepping up its pace in recent quarters: -EUR 3.7 bn. in H1'12

Santander

Spain1. Evolution of real estate exposure Real estate exposure has been reduced by 33% since the onset of the Total real estate exposure EUR billion 42.5 -EUR 14,200 mill. Foreclosed 4.8 real estate 32.0 30.1 28.3 8.6 8.6 8.4 Loans 37.7 23.4 21.5 19.9 Dec’08 Dec’11 Mar’12 Jun’12 386127 033 TX] 33 (1) Including Santander Branch Network, Banesto, GBM Spain, Santander Consumer Spain and Banif

32

Spain[1]. Evolution of foreclosed real estate

Gross amount (EUR million)

4,765
6,521
7,509
8,552
8,590
8,388
Dec'08
Dec'09
Dec'10
Dec'11
Mar'12
Jun'12

Quarterly evolution 2011 and 2012
EUR million
+373
+453
+225
-7
+37
-202
Q1'11
Q2
Q3
Q4
Q1'12
Q2

Spain1. Evolution of foreclosed real estate The change of trend in foreclosed real estate was consolidated, registering a reduction of stock in the quarter Gross amount (EUR million ) 8,552 8,590 8,388 7,509 Quarterly evolution 2011 and 2012 6,521 EUR million +453 +373 +225 4,765 -7 +37 -202 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Dec’08 Dec’09 Dec’10 Dec’11 Mar’12 Jun’12

33

Portugal H1'12

Activity

Volumes

Var. Jun12 / Jun'11
+7%
-7%
Loans
Deposits

Balances (€ bn.) and LDR[1] ratio

131%
115%
29
22
27
24
Loans
Dep.
Jun'11
Loans
Dep.
Jun'12

Basic revenues

EUR million
+6%
+5%
273
242
225
219
246
258
Q1'11
Q2
Q3
Q4
Q1'12
Q2

Net interest income return

Return / Cost

3.30%
3.98%
3.68%
Return
1.58%
2.51%
2.37%
Cost
Q1'11
Q4'11
Q2'12

Net interest inc. / ATAs

1.36%
1.36%
H1'11
H1'12

Attributable profit

Santander

Portugal H1’12 33 SantanderTotta continued its deleveraging, with revenues recovering and stable profit in recent quarters Activity Basic revenues EUR million Volumes Balances (€ bn.) and LDR1 ratio +6% Var. Jun12 / Jun’11 131% +5% +7% 115% 273 242 246 258 225 219 29 27 22 24 -7% Loans Deposits Loans Dep. Loans Dep. Jun’11 Jun’12 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Net interest income return Attributable profit EUR million Return / Cost Net interest inc. / ATAs 3.98% 3.30% 3.68% 1.36% 1.36% 90 Return 41 45 38 33 2.51% 2.37% Cost 1.58% -2 Q1’11 Q4’11 Q2’12 Q1’11 Q2 Q3 Q4 Q1’12 Q2 H1’11 H1’12

Santander Consumer Finance Continental Europe H1'12

34

Activity

Volumes

Var. Jun'12 / Jun'11

+0.3%
-0.4%
Loans
Deposits

Net interest income / Provisions (% /ATAs)

3.51%
3.25%
Net interest income
2.34
2.23
1.17%
1.02%
Provisions
H1'11
H1'12

Gross loans: EUR 59 bn.

%

Germany
51
Nordic countries
13
Spain
12
Italy
12
Poland
5
Other
7

New loans

% H1'12 / H1'11

Germany +10%
Nordic countries +9%
Poland +7%
Spain +3%
Italy -23%
Other -6%

Basic revenues

EUR million

-6%
-4%
792
828
825
777
815
778
Q1'11
Q2
Q3
Q4
Q1'12
Q2

Attributable profit*

EUR million

Santander

Santander Consumer Finance Continental Europe H1’12 34 High recurring profit fuelled by solid revenues and less provisions needs Activity Basic revenues EUR million Volumes Net interest income / Provisions (% /ATAs) -6% Var. Jun’12 / Jun’11 -4% 3.51% 3.25% 828 825 815 Net interest 792 777 778 +0.3% income 2.34 2.23 1.17% Provisions -0.4% 1.02% Q1’11 Q2 Q3 Q4 Q1’12 Q2 Loans Deposits H1’11 H1’12 Attributable profit* Gross loans: EUR 59 bn. New loans % % H1’12 / H1’11 EUR million Other Germany Germany 206 +10% 186 201 Poland 183 176 7 5 Nordic countries +9% 96 Italy 12 Poland +7% 51 12 Spain +3% Spain Italy -23% Q1’11 Q2 Q3 Q4 Q1’12 Q2 13 Nordic Other -6% * Excluding Santander Consumer UK’s profit as it is recorded in countries Santander UK. Including it, H1’12 attributable profit was EUR 426 mill.

35

Poland (BZ WBK) H1'12

Activity[1]

Volumes

Var. Jun'12 / Jun'11

+13%
+8%
Loans
Deposits

NII / Provisions (/ATAs)

3.41%
3.70%
Net interest income
2.97
2.96
0.44%
0.74%
Provisions
Q2'11
H1'12

Attributable profit H1'12: EUR 157 mill.

Basic revenues

Constant EUR million

+9%
+4%
196
198
206
206
214
Q2'11
Q3
Q4
Q1'12
Q2

Attributable profit

Constant EUR million

87
76
62
72
84
Q2'11
Q3
Q4
Q1'12
Q2

Santander

Poland (BZ WBK) H1’12 TX] 37 386127 037 Loans and deposits growth produced continuous revenues increase and good profit performance Activity1 Basic revenues Volumes NII / Provisions (/ATAs) Constant EUR million +9% Var. Jun’12 / Jun’11 3.70% 3.41% Net interest +4% income +13% 214 2.96 206 206 +8% 2.97 196 198 0.74% 0.44% Provisions Loans Deposits Q2’11 H1’12 Q2’11 Q3 Q4 Q1’12 Q2 Attributable profit H1’12: EUR 157 mill. Var. H1’12 / H2’11 in constant2 euros Attributable profit Basic revenues +4% Constant EUR million Gross income +5% Expenses 0% 87 84 76 62 72 Net operating income +10% Net op. income after provisions +8% Attributable profit Q2’11 Q3 Q4 Q1’12 Q2 +14% (1) Local currency (2) Comparison with H2’11, as it is the first full six months consolidated into the Group

United Kingdom H1'12

36

Activity[1]

Volumes
Balances and Var. Jun'12 /Jun'11
-1%
+12%
-3%
171
SMEs +18%
149
31
Mortgages
Companies
Deposits [2]

Return / Cost
3.96%
3.89%
Return
Cost
1.88%
2.11%
H1'11
H1'12

Basic revenues

£ million
-21%
-9%
1,183
1,202
1,175
1,154
1,044
954
Q1'11
Q2
Q3
Q4
Q1'12
Q2

Attributable profit: £ 466 mill. (EUR 566 mill.)

Var. H1'12 / H1'11 in £
Gross income -17%
Expenses 0%
Net operating income -29%
Net op. income after prov. -44%
Attributable profit +41%

Attributable profit

(*) Impact from PPI fund

(1) Local criteria. Balances in sterling billion

Santander

United Kingdom H1’12 TX] 38 386127 038 36 Results affected by environment of reduced activity, very low interest rates and higher cost due to improved funding structure Activity1 Basic revenues Volumes Return / Cost £ million -21% Balances and Var. Jun’12 /Jun’11 -9% 3.96% 3.89% -1% +12% -3% 1,183 1,202 1,175 1,154 1,044 Return 954 171 SMEs 149 Cost +18% 2.11% 31 1.88% 2 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Mortgages Companies Deposits H1’11 H1’12 Attributable profit: £ 466 mill. (EUR 566 mill.) Attributable profit Var. H1’12 / H1’11 in £ £ million Gross income -17% 431 375 355 255 210 Expenses 0% Net operating income -29% Net op. income after prov. -44% -101 Q1’11 Q2* Q3 Q4 Q1’12 Q2 Attributable profit +41% (*) Impact from PPI fund (1) Local criteria. Balances in sterling billion (2) Excluding GBM balances and other deposits for sterling 21 bn. at June 2012

Brazil H1'12

37

Activity[1]

Volumes

Var. Jun'12 / Jun'11
+18%
+6%
Loans
Deposits[2]

NII / Provisions (/ATAs)

7.28%
8.48%
Net interest income
4.42
4.39
Provisions
4.09%
2.86%
H1'11
H1'12

Attributable profit: US$ 1,493 mill. (EUR 1,152 million)

Var. H1'12 / H1'11 in constant US$		Excl. perimeter
Basic revenues	+16%	+16%
Gross income	+16%	+16%
Expenses	+7%	+7%
Net operating income	+20%	+21%
Net op. income after prov.	-3%	-2%
Attributable profit	-12%	-4%

Basic revenues

Constant US$ million

+17%
+4%
4,563
4,665
4,738
5,083
5,262
5,468
Q1'11
Q2
Q3
Q4
Q1'12
Q2

Attributable profit

Constant US$ million

Net profit
Minority interests
Attributable profit
1,080
183
898
964
162
801
873
138
735
1,002
172
830
1,030
224
806
889
203
686
Q1'11
Q2
Q3
Q4
Q1'12
Q2

(1) Local currency
(2) Excluding Repos. Including «letras financieras»

Santander

Brazil H1’12 TX] 39 386127 039 37 Excellent track record in revenues and expenses decelerating. In profit, impact from larger provisions and minority interests Activity1 Basic revenues Volumes NII / Provisions (/ATAs) Constant US$ million +17% Var. Jun’12 / Jun’11 8.48% 7.28% Net interest +4% +18% income 4.39 5,468 4.42 5,262 5,083 +6% Provisions 4,665 4,738 4.09% 4,563 2.86% 2 Loans Deposits H1’11 H1’12 Attributable profit: US$ 1,493 mill. Q1’11 Q2 Q3 Q4 Q1’12 Q2 (EUR 1,152 million ) Var. H1’12 / H1’11 in constant US$ Excl. Attributable profit perimeter Basic revenues +16% +16% Constant US$ million Gross income +16% +16% Net profit 1,080 1,002 1,030 964 873 Expenses +7% +7% Minority 183 889 162 172 224 interests 138 203 Net operating income +20% +21% Attributable 898 801 830 806 735 686 Net op. income after prov. -3% -2% profit Attributable profit -12% -4% Q1’11 Q2 Q3 Q4 Q1’12 Q2 (1) Local currency (2) Excluding Repos. Including «letras financieras»

Mexico H1'12

38

Activity[1]

Volumes

Var. Jun'12 / Jun'11
+15%
+19%
Loans
Deposits 2

NII / Provisions (/ATAs)

3.80%
3.91%
Net interest income
3.06
3.18
Provisions
0.74%
0.73%
H1'11
H1'12

Attributable profit: US$ 721 mill. (EUR 556 mill.)

Var. H1'12 / H1'11 in constant US$		Excl. perimeter
Basic revenues	+20%	+20%
Gross income	+11%	+12%
Expenses	+9%	+9%
Net operating income	+12%	+14%
Net op. income after provisions	+11%	+13%
Attributable profit	+18%	+20%

Basic revenues

Constant US$ million

+19%
0%
697
708
765
781
843
844
Q1'11
Q2
Q3
Q4
Q1'12
Q2

Attributable profit

Constant US$ million

319
294
321
285
380
341
Q1'11
Q2
Q3
Q4
Q1'12
Q2

(1) Local currency
(2) Excluding Repos

Santander

Mexico H1’12 Profit growth spurred by strong basic revenues (activity at double-digit growth) and moderate expenses and provisions Activity1 Basic revenues Volumes NII / Provisions (/ATAs) Constant US$ million Var. Jun’12 / Jun’11 3.80% 3.91% +19% Net interest 0% +19% income +15% 843 844 3.06 3.18 765 781 697 708 Provisions 0.74% 0.73% Loans Deposits 2 H1’11 H1’12 Attributable profit: US$ 721 mill. (EUR 556 mill.) Q1’11 Q2 Q3 Q4 Q1’12 Q2 Var. H1’12 / H1’11 in constant US$ Excl. perimeter Attributable profit Basic revenues +20% +20% Constant US$ million Gross income +11% +12% 380 319 321 341 294 285 Expenses +9% +9% Net operating income +12% +14% Net op. income after +11% +13% provisions Attributable profit +18% +20% Q1’11 Q2 Q3 Q4 Q1’12 Q2 (1) Local currency TX] 40 (2) Excluding Repos 386127 040

Chile H1'12

39

Activity[1]

Volumes
Var. Jun'12 / Jun'11
+6%
+15%
Loans
Deposits 2

NII / Provisions (/ATAs)
3.90%
4.16%
Net interest income
3.06
2.95
Provisions
0.84%
1.21%
H1'11
H1'12

Attributable profit: US$ 337 mill. (EUR 260 mill.)

	Var.	Excl. perimeter
Basic revenues	+6%	+6%
Gross income	+3%	+5%
Expenses	+8%	+8%
Net operating inc.	0%	+2%
Net op. income after provisions	-15%	-12%
Attributable profit	-29%	-14%

Basic revenues

Constant US$ million
0%
-4%
626
682
633
705
706
681
Q1'11
Q2
Q3
Q4
Q1'12
Q2

Attributable profit

Constant US$ million
Net profit
Minority interests
Attributable profit
277
60
217
329
74
255
204
45
159
279
76
202
249
77
173
238
74
164
Q1'11
Q2
Q3
Q4
Q1'12
Q2

(1) Local currency
(2) Excluding Repos

Santander

Chile H1’12 39 In activity, focus on return and customers’ deposits. In results, recovery of revenues, stabilization of provisions and perimeter impact Activity1 Basic revenues Volumes NII / Provisions (/ATAs) Constant US$ million Var. Jun’12 / Jun’11 0% 3.90% 4.16% Net interest -4% +15% income 3.06 2.95 705 706 681 682 +6% 626 633 Provisions 1.21% 0.84% Loans Deposits 2 H1’11 H1’12 Attributable profit: US$ 337 mill. (EUR 260 mill.) Q1’11 Q2 Q3 Q4 Q1’12 Q2 Var. H1’12 / H1’11 in constant US$ Excl. Attributable profit perimeter Basic revenues +6% +6% Constant US$ million 329 Gross income +3% +5% Net profit 279 277 74 249 238 Expenses +8% +8% Minority 60 204 76 interests 45 77 74 Net operating inc. 0% +2% 255 Attributable 217 202 Net op. income after 159 173 164 -15% -12% profit provisions Attributable profit -29% -14% Q1’11 Q2 Q3 Q4 Q1’12 Q2 (1) Local currency TX] 41 (2) Excluding Repos 386127 041

40

Latin America ex-Brazil

Attributable profit. Constant US$ million

Argentina

+7%
179
191
H1'11
H1'12

Puerto Rico

+35%
23
31
H1'11
H1'12

Uruguay

+129%
14
31
H1'11
H1'12

Peru

+31%
7
10
H1'11
H1'12

BPI*

+2%
91
93
H1'11
H1'12

(*) International Private Banking

Santander

Latin America ex-Brazil Generalised growth in other countries in the region, mainly spurred by basic revenues Attributable profit. Constant US$ million Argentina Puerto Rico Uruguay +7% +35% +129% 179 191 31 31 23 14 H1’11 H1’12 H1’11 H1’12 H1’11 H1’12 Peru BPI* +31% +2% 91 93 10 7 TX] 42 H1’11 H1’12 H1’11 H1’12

41

United States H1'12

Sovereign Bank activity[1]

Volumes
Var. Jun'12 / Jun'11
+6%
+2%
Loans
Deposits
NII / Provisions (/ATAs)
3.29%
2.78%
Net interest income
2.35
2.29
Provisions
0.94%
0.49%
H1'11
H1'12

Quarterly profit – Sovereign Bank

SCUSA activity[1]

Gross loans
US$ billion
+16%
15.0
17.4
Jun'11
Jun'12
New loans
US$ billion
1.4
1.8
2.3
2011 quarterly avg.
Q1'12
Q2'12

SCUSA contribution to profit

US$ million
Provisions release: US$ 77 million
SCUSA Profit
Contribution to SAN
240
164
163
172
191
162
156
107
106
112
124
105
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Constant perimeter
Change of perimeter
Minority interests

(1) Local currency

Santander

United States H1’12 41 Santander US includes Sovereign Bank and the contribution by the equity accounted method of SCUSA. Profit of US$ 591 mill. (EUR 456 mill.) Sovereign Bank activity1 Quarterly profit – Sovereign Bank US$ million Volumes NII / Provisions (/ATAs) Var. Jun’12 / Jun’11 3.29% 2.78% 183 195 191 Net interest 176 177 171 income +6% 2.35 2.29 +2% 0.94% Provisions 0.49% Loans Deposits H1’11 H1’12 Q1’11 Q2 Q3 Q4 Q1’12 Q2 SCUSA activity1 SCUSA contribution to profit US$ million Gross loans New loans Provisions release: US$ 77 million US$ billion US$ billion SCUSA 240 Profit 191 +16% 164 163 172 162 2.3 Contribution 17.4 1.8 to SAN 15.0 1.4 156 107 106 112 124 105 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Jun’11 Jun’12 2011 Q1’12 Q2’12 quarterly avg. Constant perimeter Change of perimeter Minority interests

Corporate

Corporate Activities Similar losses to those of H1’11 before real estate provisions Attributable profit (Change H1’12 vs. H1’11) EUR Mill. Main effects: Net interest income -3 Trading gains +170 Other results and taxes -200 Impact on profit: -33 Net capital gains and real estate provisions -1,304 Total impact on profit: -1,337

Agenda ?Group performance H1’12 — Highlights — Results ?Business areas performance H1’12 ?Conclusions ?Appendix

2012 Outlook

45

Spain and Portugal	• Continue strengthening the balance sheet • Exploit peers restructuring to gain profitable market share
Other Europe	• SCF: maintain recurring profits backed by its business model • Poland: continue delivering results while merging with Kredyt Bank
UK	• Finish absorbing impacts (low interest rates, liquidity …) • Continue improving customer base (individuals and companies)
Latin America	• Brazil and Chile: maintain revenues growth while stabilising provisions • Mexico: strengthen the franchise gaining profitable market share
USA	• After IT implementation, development of commercial businesses and new products

Santander

2012 Outlook In the coming quarters our management will continue to be focused on each market’s situation … Spain and Continue strengthening the balance sheet Portugal Exploit peers restructuring to gain profitable market share SCF: maintain recurring profits backed by its business model Other Europe Poland: continue delivering results while merging with Kredyt Bank Finish absorbing impacts (low UK Continue improving customer base (individuals and companies) Brazil and Chile: maintain revenues growth while stabilising Latin America provisions Mexico: strengthen the franchise gaining profitable market share USA After IT implementation, development of commercial businesses and new products

Agenda ?Group performance H1’12 — Highlights — Results ?Business areas performance H1’12 ?Conclusions ?Appendix

Group’s balance sheet

48

Main trends of the Group's balance sheet

Balance sheet at June 2012

EUR billion
1,293
Cash and credit institutions
175
2
Derivatives
122
3
AFS Portfolio
81
4
Trading portfolio
53
5
Other*
96
6
Loans to customers
766
1
Assets
1,293
Credit institutions
158
Derivatives
129
Other
34
Customer Deposits**
654
Issues and subordinated liabilities
221
Shareholders' equity & fixed liabilities
97
Liabilities

1. Lending: 59% of balance sheet
2. Cash, Central Banks and credit institutions: 14%
3. Derivatives (with counterpart on the liabilities side): 10% of balance sheet
4. Available for sale portfolio (AFS):6%
5. Trading portfolio: 4%
6. Other (goodwill, fixed assets, accruals): 7%

Santander

Main trends of the Group’s 48 Retail balance sheet, appropriate for the business nature of low risk, liquid and well capitalised Balance sheet at June 2012 1 Lending: 59% of balance sheet EUR billion 2 Cash, Central Banks and credit 1,293 1,293 institutions: 14% Cash and credit Credit 175 2 institutions 158 institutions Derivatives Derivatives 122 3 129 3 Other Derivatives (with counterpart on AFS Portfolio 4 34 81 the liabilities side): 10% of Trading portfolio 53 5 balance sheet Other* 96 6 Customer 654 4 Deposits** Available for sale portfolio (AFS):6% Loans to customers 766 1 5 subordinated Issues and Trading portfolio: 4% 221 liabilities TX] 50 Shareholders’ equity 6 & fixed liabilities 97 Other (goodwill, fixed assets, accruals): 7% Assets Liabilities (*) Other assets: Goodwill EUR 25 bn., tangible and intangible assets 16 bn., other capital instruments at fair value 1 bn., accruals and other accounts 54 bn. (**) Including retail commercial paper 386127 050

Secondary segments results

Retail Banking 50

Activity

EUR billion

Loans
+8%
631
684
Jun'11
Jun'12
Deposits[2]
+10%
521
578
Jun'11
Jun'12

Attributable profit: EUR 3,267 mill.

Var. H1'12 / H1'11

Basic revenues +7%
Gross income +5%
Expenses +6%
Net operating inc. +5%
Net op. income after provisions -19%
Attributable profit -10%

Basic revenues[1]

EUR million

+4%
-1%
9,086
9,430
9,438
9,443
9,913
9,813
Q1'11
Q2
Q3
Q4
Q1'12
Q2

Attributable profit

EUR million

Santander

Retail Banking TX] 52 50 The positive evolution of basic revenues is not feeding through to profit because of larger provisions and minority interests Activity Basic revenues1 EUR billion EUR million Loans Deposits2 +4% -1% +8% +10% 578 9,430 9,438 9,443 9,913 9,813 9,086 684 521 631 Jun’11 Jun’12 Jun’11 Jun’12 Attributable profit: EUR 3,267 mill. Q1’11 Q2 Q3 Q4 Q1’12 Q2 Var. H1’12 / H1’11 Attributable profit Basic revenues +7% EUR million Gross income +5% 2,187 Expenses +6% 1,727 1,570 1,647 1,619 1,427 Net operating inc. +5% Net op. income after -19% provisions Attributable profit -10% Q1’11 Q2 Q3 Q4 Q1’12 Q2 (1) Net interest income + fee income + Insurance activity 386127 052 (2) Including retail commercial paper and “letras financieras”

Santander Consumer Finance Total. H1'12

51

Aggregates the Continental Europe, United Kingdom and USA units

Basic data

Top 3[1] in 10 countries

14	Countries
37	Agreements with manufacturers for captive financing
15.4	Million customers
135,500	Dealers-participants
77,262	Million euros in loans[2]
32,702	Million euros in deposits
1,228	Million euros in attributable profit for 2011

Total portfolio[2] (Jun.'12): EUR 77 bill.

EUR million

Continental Europe
59
United Kingdom
4
USA
14

Attributable profit H1'12: EUR 602 mill.

EUR million

Continental Europe
382
United Kingdom
43
USA
177

Santander Consumer Finance Total. H1’12 TX] 53 51 Aggregates the Continental Europe, United Kingdom and USA units Basic data Total portfolio2 (Jun.’12): EUR million Top 31 in Continental 10 countries 59 14 Countries Europe Agreements with manufacturers United Kingdom 4 37 for captive financing USA 14 15.4 Million customers Attributable profit 135,500 Dealers-participants EUR million 77,262 Million euros in loans2 Continental 382 Europe Million euros in deposits 32,702 United Kingdom 43 1,228 Million euros in attributable profit USA 177 for 2011 Note: basic data as of December except business volumes (March 2012) (1) Market share of new car financing loans 386127 053 (2) Gross loan portfolio under management

52

Global Wholesale Banking (GBM)

Gross income

EUR million
+2%
TOTAL
2,505
2,561
Trading & capital
337
-3%
325
Equities
258
-13%
225
Rates
665
+2%
678
Credit
399
+13%
451
Corporate finance
63
-56%
28
Transactional Banking
783
+9%
854
H1'11
H1'12
Customer revenues

Gross income

EUR million
-3%
Total 1,322
1,183
1,078
1,025
1,409
1,152
Trading
197
140
81
183
195
130
Customers
1,125
1,043
997
842
1,214
1,022
-2%
Q1'11
Q2
Q3
Q4
Q1'12
Q2

Attributable profit

Santander

Global Wholesale Banking (GBM) Solid growth in an environment of volatile markets, underpinned by transactional and credit business Gross income Gross income EUR million EUR million -3% +2% 1,409 2,561 Total 1,322 2,505 1,183 TOTAL 1,078 195 1,152 Trading 197 1,025 325 140 130 Trading & capital 337 -3% 81 183 -13% 225 Equities 258 Customers 1,214 1,125 1,043 997 842 1,022 +2% 678 -2% Rates 665 Q1’11 Q2 Q3 Q4 Q1’12 Q2 451 399 +13% Credit Attributable profit Corporate finance -56% 28 63 EUR million Transactional +9% 854 783 636 Banking 602 435 372 397 415 H1’11 H1’12 Customer revenues Q1’11 Q2 Q3 Q4 Q1’12 Q2

53

Asset Management and Insurance

Total revenues. Contribution to the Group

EUR million

-6%
2,207
2,074
H1'11
H1'12

Asset Management
Insurance
-7%
661
612
H1'11
H1'12
-5%
1,545
1,461
H1'11
H1'12

Gross income

EUR million

Attributable profit

EUR million

Santander

Asset Management and Insurance High contribution to the Group via revenues and profits: 9% of the operating areas total revenues Total revenues. Contribution Gross income to the Group EUR million EUR million -6% 243 250 234 231 229 218 2,207 2,074 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Attributable profit H1’11 H1’12 EUR million Asset Insurance Management -5% 120 129 97 98 92 1,545 1,461 88 -7% 661 612 H1’11 H1’12 Q1’11 Q2 Q3 Q4 Q1’12 Q2 H1’11 H1’12

Main units spreads and NPL ratios

55

Continental Europe. Main units spreads (%)

SAN Branch Network

Banesto Retail Banking

2.03
2.20
2.54
2.52
2.74
2.49
1.67
2.08
2.12
2.16
2.33
2.31
-0.36
0.12
0.42
0.36
0.41
0.18
Q1'11
Q2
Q3
Q4
Q1'12
Q2
Loans
Deposits
Total

Santander Consumer Lending

Portugal Retail Banking

Santander

Continental Europe. Main units spreads 55 (%) SAN Branch Network Banesto Retail Banking 2.68 2.70 2.87 2.74 2.53 2.54 2.54 2.52 2.20 2.49 1.95 2.03 2.42 2.33 2.31 1.97 2.03 2.01 2.19 1.67 2.08 2.12 2.16 1.90 0.56 0.65 0.53 0.51 0.45 0.42 0.36 0.41 0.05 0.12 0.18 -0.36 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Loans Deposits Total Loans Deposits Total Santander Consumer Lending Portugal Retail Banking 2.15 2.23 2.34 2.39 2.08 2.06 4.83 4.43 4.48 4.57 4.51 4.57 1.96 1.75 1.68 1.45 1.43 1.43 0.12 -0.31 -0.47 -0.78 -0.91 -0.96 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Loans Loans Deposits Total

56

Continental Europe. NPL and coverage ratios

Banco Santander[1]

49%
44%
39%
39%
41%
55%
4.68%
5.08%
5.63%
5.99%
6.33%
6.59%
Mar'11
Jun
Sep
Dec
Mar'12
Jun
NPL
Coverage

Banesto

Santander Consumer

Portugal

(1) Santander Branch Network's NPL ratio was 9.16% and coverage ratio 49% as of Jun'12

Santander

Continental Europe. NPL and coverage ratios Banco Santander1 Banesto 49% 55% 44% 39% 39% 41% 52% 52% 53% 53% 51% 54% 4.68% 5.08% 5.63% 5.99% 6.33% 6.59% 5.01% 5.07% 5.27% 4.31% 4.54% 4.69% Mar’11 Jun Sep Dec Mar’12 Jun Mar’11 Jun Sep Dec Mar’12 Jun NPL Coverage NPL Coverage Santander Consumer Portugal 105% 109% 108% 111% 62% 62% 98% 103% 55% 58% 53% 53% 4.59% 5.42% 4.99% 3.03% 3.25% 3.78% 4.06% 4.74% 4.50% 3.97% 4.05% 3.88% Mar’11 Jun Sep Dec Mar’12 Jun Mar’11 Jun Sep Dec Mar’12 Jun NPL Coverage NPL Coverage

57

LOANS with real estate purpose

EUR Million

	Jun'12	Dec'11	Var.
Finished buildings	9,123	10,154	-1,031
Buildings under constr.	1,642	1,985	-343
Developed land	3,432	3,994	-562
Building and other land	2,439	2,572	-133
Non mortgage guarantee	3,238	4,737	-1,499
Total	**19,874**	**23,442**	**-3,568**

Foreclosed REAL ESTATE

EUR Million

	Gross amount	Coverage	Net amount
Finished buildings	3,200	35%	2,084
Buildings under constr.	568	50%	284
Developed land	2,766	60%	1,107
Building land	1,652	60%	661
Other land	203	60%	81
Sub Total	**8,388**	**50%**	**4,216**

Santander

Loans with real estate purpose and foreclosed real estate in Spain LOANS with real estate purpose Foreclosed REAL ESTATE EUR Million EUR Million Gross Net Coverage Jun’12 Dec’11 Var. amount amount Finished buildings 9,123 10,154 -1,031 Finished buildings 3,200 35% 2,084 Buildings under constr. 1,642 1,985 -343 Buildings under constr. 568 50% 284 Developed land 3,432 3,994 -562 Developed land 2,766 60% 1,107 Building and other land 2,439 2,572 -133 Building land 1,652 60% 661 Non mortgage guarantee 3,238 4,737 -1,499 Other land 203 60% 81 Total 19,874 23,442 -3,568 Sub Total 8,388 50% 4,216

United Kingdom. Spreads and NPL ratios (%) Spreads Retail Banking NPL and coverage 2.46 2.53 2.57 2.61 2.40 2.40 47% 43% 42% 40% 40% 40% 2.08 2.00 2.01 2.03 1.98 1.85 -0.32 -0.40 -0.45 -0.50 1.73% 1.81% 1.86% 1.84% 1.82% 1.83% -0.59 -0.76 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Mar’11 Jun Sep Dec Mar’12 Jun Loans Deposits Total NPL Coverage

Spreads main countries Latin America (%) Retail Banking Brazil Retail Banking Mexico 15.84 16.17 10.67 10.44 10.26 10.32 10.65 10.73 15.41 15.44 15.17 15.49 14.72 15.05 14.23 14.44 14.44 14.84 8.58 8.40 8.27 8.36 8.69 8.81 1.12 1.12 1.18 1.00 0.73 2.09 2.04 1.99 1.96 1.96 1.92 0.65 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Loans Deposits Total Loans Deposits Total Retail Banking Chile 7.47 7.04 6.83 6.87 7.01 6.98 4.38 4.35 4.56 4.62 4.14 4.18 3.09 2.90 2.65 2.52 2.45 2.36 TX] 61 386127 061 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Loans Deposits Total

60

Latin America. NPLs and coverage ratios

Brazil

Mexico[1]

Chile

(1) GE entry in June 2011.

Santander

Latin America. NPLs and coverage ratios 60 Brazil Mexico1 104% 102% 234% 100% 95% 90% 90% 195% 183% 165% 176% 176% 5.76% 6.51% 5.05% 5.05% 5.38% 4.85% 2.45% 1.58% 1.78% 1.82% 1.61% 1.64% Mar’11 Jun Sep Dec Mar’12 Jun Mar’11 Jun Sep Dec Mar’12 Jun NPL Coverage NPL Coverage Chile 89% 89% 88% 73% 68% 64% 4.52% 4.65% 3.80% 3.65% 3.63% 3.85% 386127 062 TX] 62 Mar’11 Jun Sep Dec Mar’12 Jun NPL Coverage

Sovereign. Spreads and NPL and coverage ratios (%) Spreads Retail Banking NPLs and coverage 2.94 2.90 2.86 113% 2.75 2.82 107% 2.62 93% 96% 82% 85% 2.36 2.45 2.16 2.24 2.22 2.29 4.15% 3.76% 3.22% 2.85% 0.78 0.66 2.46% 2.27% 0.40 0.46 0.46 0.41 Q1’11 Q2 Q3 Q4 Q1’12 Q2 Mar’11 Jun Sep Dec Mar’12 Jun Inversión Depósitos Suma NPL Coverage

Santander

SANTANDER
BEST GLOBAL BANK
EUROMONEY
2012

Dow Jones
Sustainability Indexes
Member 2011/12

FTSE4Good

Santander

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 27, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President